20 Questions


RECEIVED
MAR 3 0 2005
WASH, D.C.
SECTION




05049081

P.E.
12-31-04

The Principal Financial Group®
2004 Annual Report


Principal
Financial
Group

[illegible] and Answers to help shareholders and other investors analyze and assess company strategy, operating performance and potential for long-term success.

contents

Annual Report Presentation

We are presenting our annual report in two parts: this section provides a company overview and financial highlights. The second section, "2004 Financial Report" provides more detailed financial information.

Forward Looking Statements

Certain statements made by the company in this annual report which are not historical facts may be considered forward-looking statements, including, without limitation, statements as to sales targets, sales and earnings trends, and management's beliefs, expectations, goals and opinions. These statements are based on a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. Future events and their effects on the company may not be those anticipated, and actual results may differ materially from the results anticipated in these forward-looking statements. The risks, uncertainties and factors that could cause or contribute to such material differences are discussed in the company's annual report on Form 10-K for the year ended December 31, 2004 filed by the company with the Securities and *Exchange Commission. These risks and uncertainties include, without limitation: competitive factors; volatility of financial markets; decrease in ratings; interest rate* changes; inability to attract and retain sales representatives; international business risks; foreign currency exchange rate fluctuations; and investment portfolio risks.

Use of Non-GAAP Financial Measures

The company uses a number of non-GAAP financial measures that management believes are important in understanding and evaluating the normal, recurring operations of our businesses. Non-GAAP measures included in the annual report are operating earnings, operating earnings per diluted share and operating return on average equity excluding other comprehensive income. While such measures are also consistent with metrics utilized by the investment community to evaluate performance, they are not a substitute for GAAP financial measures. Therefore, we provide a reconciliation of the non-GAAP measures to the comparable GAAP financial measures on page 25.

Why invest in The Principal?



Certainly one way to answer the question is great financial results. 2004 was another tremendous year for The Principal, capping three years of strong performance since our IPO (initial public offering). Since 2001, we've delivered a compounded annual growth rate of 10 percent for operating earnings, a $70 billion increase in assets under management[1], and an average improvement of more than 110 basis points per year in return on equity[2].

But let me answer this question with a question. Do you believe?

Because that's what investment decisions are about.

Do you believe The Principal has a viable strategy, and that the company does an effective job of execution? Do you believe the company has a competitive advantage and can sustain it over time? Do you believe we can innovate, embrace change, overcome challenges and capitalize on opportunity?

Do you believe we're good at prioritizing our investments and managing our resources? Do you believe the company operates with ethics and integrity?

Do you believe The Principal can deliver superior returns over time?

In these pages we've attempted to capture and address all of these questions and more, describing those attributes we believe make us a great place to invest and deserving of your confidence and trust. It's our sincere hope this information meets your needs and answers the important question – Why invest in The Principal?

As always, we hope you will share your questions and comments, and we look forward to your continued strong support.

J. Barry Griswell

Chairman, President and Chief Executive Officer

[1] Excludes BT Financial Group, which was sold in 2002, and Principal Residential Mortgage, Inc., which was sold in 2004, from all periods.

[2] Operating return on average equity excluding other comprehensive income.

2. What were your key accomplishments in 2004?

We did a lot of things very well as we remained focused on attracting, retaining and profitably serving customers. I'll focus on two:

125 years strong – In 2004 we celebrated our 125th anniversary. A tremendous milestone. And a true testament to the strength of our people over the years. I'd attribute our achievements in 2004, as well as our longevity as an organization, to the hard work, vision, and entrepreneurial spirit of our employees, leaders and distribution partners. Over time, we've continued to strive for improvement: in building relationships with customers and marketers; in developing and delivering innovative business and employee benefit solutions; and in combining technology and personal attention to deliver convenient, responsive, cost-effective service.

Celebrating this milestone and the organization's accomplishments throughout history had some real benefits:

- Validating the importance of our core values, including integrity, financial strength and operational excellence;
- Renewing the commitment to our mission – helping customers achieve financial security and success; and
- Strengthening employee satisfaction, as evidenced by all time high results in our annual employee opinion survey, and 96 percent retention of our top performers.

Expanding our role as trusted advisor – More than three of every four employees are very concerned about their long-term financial future[3]. Plain and simple, our customers' employees need help – and the need is much deeper than "here's a 401(k) plan, now start saving."

Over the years, we've focused on transforming products into solutions. That means helping employees assess needs, review options, and develop and execute a financial plan tailored to their individual situation. In 2004, we continued to make great strides in this area, including:

Principal Retire Secure℠ – after successfully piloting this program in late 2003 and early 2004, we made the decision to launch it nationally. It provides employees easy access to personalized guidance, advice and financial solutions through the worksite. Key features include: simplified enrollment; options like automatic deferral increases and life stage funds for hands off investing; and access to a retirement savings needs analysis, to a financial plan, and to financial advisors to help execute that plan.

Principal Work Secure℠ – piloted in 2004, Work Secure mirrors the worksite approach and individual attention of Retire Secure, educating consumers about the importance of voluntary insurance solutions in a plan to achieve financial security.

"Healthy Connections" education – this comprehensive educational approach, including Healthcare Advisor™ and Principal Health News℠, helps consumers and health members better understand their benefits and take charge of their health. It provides a variety of member care management programs, as well as access to a wide array of tools to help health care members assess their health, access recommendations, and make key health decisions.

In 2004, we also continued to play an important and growing role as trusted advisor for employers/business owners:

Developing effective investment programs – Our introduction of the Principal Advantage℠ – Nonqualified mutual fund platform made Principal Blueprint® available to nonqualified deferred compensation plans for the first time. First offered to the qualified DC market in 2001, Principal Blueprint helps employers design a comprehensive investment platform with ongoing monitoring to help ensure high quality mutual fund offerings, premiere investment managers, and diversification among asset classes and investment styles. It incorporates The Principal Due Diligence Program℠, which includes continuous review of the organization, process and performance of investment managers of each fund in the Principal Investors Fund series.

Fiduciary guide – We released *Understanding and Managing Fiduciary Responsibility,* a new, easy-to-use fiduciary guide to help employers and their advisors understand the complex rules governing qualified retirement plans, including requirements that apply to fiduciaries under ERISA.

Best Practices guide – We also launched *Innovations at Work: A Guide to Best Practices in Employee Benefits,* designed to help employers effectively use employee benefits in their efforts to attract and retain employees.

[3] Source: The Principal Financial Well-Being Index℠ - First Quarter 2004 study, a national survey of employees of growing businesses.

3. How were your financial results in 2004?

In a word, outstanding.

We have five key measures of total company performance. Each grew significantly. Each reached an all-time high:

- Operating earnings per diluted share (EPS) – EPS increased 19 percent to a record $2.43, driven by strong growth in operating earnings and opportunistic use of share repurchases. The company bought back 21.7 milion shares in 2004 at a cost of $772 million. The average cost of shares repurchased in 2004 of $35.56 compares to a year-end price of $40.94.
- Operating earnings – With operating earnings of $764.8 million, the company achieved record results for a sixth consecutive year, including record performance for each of the company's three operating segments.
- Net income – Net income increased 11 percent to a record $825.6 million, driving record net income per share, and reflecting strong results from operations and gains on the sale of our mortgage banking operations.
- Assets under management (AUM) – AUM grew 16 percent to a record $168.7 billion, driven by strong growth of our asset accumulation and asset management businesses.
- Operating Return on Average Equity (ROE) – ROE improved to 12.3 percent at year-end, advancing 140 basis points from a year ago, reflecting strong earnings growth and effective ongoing management of the organization's capital base.

We also have a number of key measures for specific businesses – measures we believe capture the growing strength of our core asset accumulation and asset management businesses:

- Pension account values increased nearly $15 billion, or 19 percent;
- Principal Global Investors' third party assets under management grew nearly $7 billion, or 26 percent;
- Principal International's assets under management increased nearly $3 billion, or 36 percent; and
- Organic sales of our three key retirement and investment products – pension full service accumulation, mutual funds and individual annuities – exceeded $10 billion in total for the first time in the history of the company, increasing 15 percent.

23.8%

share price appreciation from 2003 to 2004

Results were particularly strong in light of difficult equity markets for most of the year, the low interest rate environment, and some continued weakness in the economy. Our growth reflects effective execution of our strategy, as well as our strong business model, our powerful distribution network, and our value proposition with customers.

Our performance, in turn, has driven significant share price appreciation, nearly 24 percent in 2004. And from the opening of our IPO through year-end 2004 our stock price nearly doubled, while the S&P 500 Index increased 12 percent over the same period.

4. What is your earnings per share (EPS) growth target, and how did your 2004 result measure up?

Meeting or exceeding our EPS goal is important. And we did. More important is the fact that we achieved it while making significant investments in strengthening our competitive position.

Like any business, we have a wide range of financial targets, goals ranging from total company performance to product level profitability. **Our long-term earnings per share growth goal of 11-13 percent per year is a particularly critical target for us** – as we achieve it over time, we believe we'll be able to generate superior returns for our shareholders.

Some companies have fallen into the trap of managing earnings to hit "consensus," instead of running their businesses to create sustainable, profitable growth. **Our EPS target is long-term in nature, consistent with the way we run our businesses.** We may be above or below it in any given year, and in any given year our results can be impacted by equity markets, general economic conditions, and interest rates.


DISTRIBUTION ENHANCEMENTS
INVESTING IN GROWTH

That said, at $2.43 per diluted share in 2004, **we significantly exceeded our EPS growth target – while investing in technology, in distribution, and in expanding our portfolio of product and service solutions.** But as communicated throughout the year, there were a number of items that impacted comparability, aiding 2004 operating earnings. In total, these unusual items, including favorable reserve adjustments, higher than normal income from prepayments on investments, and favorable tax adjustments added approximately 12 cents to earnings per share. Excluding those items, we would have achieved 13 percent EPS growth in 2004, the high end of our longer-term goal.

5. Any outside proof of your competitive strengths?

Absolutely. We've received a great deal of independent, third party recognition, which we believe demonstrates our high standards for performance.

Customer/client satisfaction – The Principal was again recognized for our expertise, best-in-class service, and comprehensive portfolio of financial solutions:

- "Best in Class" ratings in Chatham Partners survey of retirement plan clients with >$25 million in assets, for flexibility, meeting client needs, responsiveness, accessibility, plan knowledge and being easy for clients to do business with (Feb. 2005).
- Top honors for our Defined Benefit (DB) and Defined Contribution (DC) plan statements in DALBAR's 2004 Trends & Best Practices in Investor Statements, and the DALBAR Communication Seal for excellence in customer communications for our DB, DC, Total Retirement, Variable Annuity, and Mutual Fund statements, and our Participant Website (Jan. 2005).
- 19 "Best in Class" awards in the 2004 PLANSPONSOR DC Survey, including participant category awards for: call center, clarity of statements, communication, education, internet services, loan/withdrawal turnaround, timeliness and accuracy of reporting, and retiree services (Nov. 2004).
- The longest client retention, with average tenure 35 percent above the industry norm, in Boston Research Group's 2004 Plan Sponsor DC Study (Fall 2004).

"Best Places to Work" – We continue to be widely viewed as a premier employer, for our commitment to work/life balance, career training, competitive benefits, and opportunities for development and advancement. Recent awards include:

- FORTUNE magazine 100 Best Companies to Work For – Ranked 61st, moving up 34 places from our 2004 ranking (Jan. 2005).
- National Association of Female Executives – One of the Top 30 Companies for Executive Women (Jan. 2005).
- AARP – Recognized as one of the Best Employers for Workers over 50 (Sept. 2004).
- LATINA Style magazine – One of the 50 Best Places for Latinas to Work (Sept. 2004).
- Ranked 33rd in Computerworld magazine's 100 Best Places for IT professionals to work (June 2004).
- Essence magazine – Recognized among 30 Great Places to Work (May 2004).
- Principal Vida Chile named one of the Top 25 Best Places to Work in Chile by Capital magazine (Aug. 2004).
- BrasilPrev named one of the Top 150 Best Companies to Work For in Brazil by Exame magazine (Sept. 2004).

Technology innovation – Reflecting our significant ongoing investment in technology, to streamline service, deliver information, and drive operational efficiency, The Principal continues to be recognized for its innovative use of technology.

- The Principal was 89th in InformationWeek's 500 most innovative users of information technology (Sept. 2004).
- Our innovative electronic rollover process won first place in the Efficiencies category in Thomson Media's 2004 Fund Operations Award (June 2004).
- Principal Bank was awarded the "Standard of Excellence WebAward" from the Web Marketing Association, for its Student Stuff section (Oct. 2004).

Corporate citizenship – The Principal remains highly committed to meeting our social responsibilities, and supporting the communities in which we have a major employee presence. In 2004, the Principal Financial Group Foundation, Inc. gave $7.2 million in support of affordable housing, health and human services, educational programs and the arts. In addition, we were recognized as:

- One of five finalists in the U.S. Chamber of Commerce 2004 Corporate Stewardship Award for Large Business, for leadership in advancing important economic and social goals in our communities (Dec. 2004).
- One of America's Most Admired Companies by FORTUNE magazine (March 2005).
- The winner of two United Way Summit Awards, given for the exceptional commitment of our employees to our communities, through both financial support and volunteer involvement (March 2005).
- 2004 Corporate Partner of the Year by The National Association of Women Business Owners, for our efforts to cultivate relationships with the fastest growing segment of the business community – women business owners (June 2004).
- One of 13 AARP Featured Employers, joining the AARP Foundation in launching the AARP Workforce Initiative to help Americans age 50 and over seek jobs and remain in the workforce (Feb. 2005).

6. Any disappointments in 2004?

Hindsight is 20/20. We'll probably always identify things we might have done differently, results we would have liked to come in a little better. Part of my role as CEO is to make sure we don't become satisfied with our results, and therefore complacent about executing our strategy.

But to answer the question more directly, while there was nothing major during the year, there were some disappointments:

Group medical covered members – Total group medical covered members dropped slightly in 2004 as we continued our transition to a more targeted geographic focus. We began our efforts to turn around the decline in covered members in 2003, and we've been attacking the problem on all fronts:

- In our target markets, we've made major progress negotiating network discounts, making us significantly more price competitive;
- Efforts to improve operational efficiency have enabled us to translate savings into better pricing, as well;
- We've better aligned distribution, increasing our base of medical reps focused on our target markets;
- We also had the largest product launch in the history of the health division, with the introduction of our combination high deductible health plan with health savings account.

We now believe the foundation for growth is in place. Results in our target markets were solid, 3.5 percent growth for members and 11.6 percent growth in premium. Retention is definitely improving. And we're highly encouraged by the level of interest in our new consumer driven healthcare offering, as well as by the number of early sales. We're also very excited about our successful integration of the Molloy Companies, including their wellness business, which more than doubled in 2004 to 66,000 lives.

Development of the defined contribution pension market in Japan – Japan's DC market opened in 2002, but has been very slow to emerge, due to regulatory reasons and economic issues in the country. While our investment in this market is small, and losses have been minimal, this is the only country in which we are not generating operating profit, and the results have dampened Principal International's strong earnings growth.

7. Full service accumulation sales were down from a year ago, so why didn't you list that as a disappointment?

Because it wasn't. We view full services accumulation (FSA) sales for 2004 as strong. At $5.2 billion, we believe our new plan sales result places us solidly in the top tier of defined contribution providers.

$5.2 billion in FSA sales

We certainly compare our results to prior periods, and organic sales were down from record levels in 2003. But in addition to gauging sales as a stand-alone measure, we analyze how sales and retention work together to drive net cash flow. At nearly 7 percent of beginning of year account values, **net cash flow was $3.8 billion in 2004, $450 million better than our long-term target** of six percent, and contributing to another year of strong operating earnings growth for the full service accumulation business.

Net cash flow is also a key contributor to account value or asset growth. **At 44.5 percent, The Principal posted the second largest increase among the 27 top providers** in Defined Contribution News' 2004 Assets Under Management Survey[4].

Importantly, 2004 was a very good year in terms of our **behind the scenes efforts** to position the organization for strong sales going forward. We continued to enhance our portfolio of solutions, demonstrating our commitment to the retirement business and enabling us to meet broader broker needs. Our Total Retirement Suite℠ launch added to the momentum we've built at the larger end of the small and medium-sized business (SMB) market, and throughout the year we continued to increase resources focused on all segments within the SMB market, including individual 401(k) and startup plans.

16% 3-year compounded annual growth rate for organic full service accumulation sales

17% 3-year compounded annual growth rate for full service accumulation account values

25% 3-year compounded annual growth rate for full service accumulation net cash flow

(Compounded annual growth rates cover the three-year period ended December 31, 2004).

[4] Survey released November 2004. Results were for the 12-months ended June 30, 2004. Over that period, the company's defined contribution assets grew $18.1 billion.

8. What are your biggest opportunities in 2005 and beyond?

We see two key areas of opportunity: helping growing businesses attract and retain employees through cost effective retirement and employee benefit solutions; and helping individuals prepare for and move into retirement.

In the U.S. alone, there are some 6 million small and medium-sized businesses (SMB[5]). The SMB market, our target market, continues to present tremendous opportunity: because of its vast size; because it's highly underserved; because of the wide range of financial needs of the business, the business owner and its employees; and because of our leadership and expertise in serving it.

Changing demographics, specifically aging populations in the U.S. and throughout the world, also present great opportunity as we serve our SMB customers. **There's a great need for retirement accumulation, which in turn creates enormous growth opportunities in asset management** (see Question 19 for discussion of the asset management opportunity).


HELPING SMBs ATTRACT AND RETAIN EMPLOYEES
COST-EFFECTIVE SOLUTIONS
HELPING EMPLOYEES PREPARE FOR AND ENTER RETIREMENT

>$2 trillion of rollover contributions from qualified retirement plans expected over the next 7 years[6]

As life expectancies continue to grow, we're already witnessing increased demand for retirement income management solutions – people are highly concerned about outliving their nestegg, and rightfully so. We expect this demand to skyrocket over the next 10 or so years, as meaningful segments of the population, such as the baby boomers, move into retirement. Directly linked to this opportunity is the asset retention challenge (see Question 10) – making sure we've developed strong customer relationships, as well as effective income management solutions, so that upon retirement, customers remain with The Principal instead of moving their assets to another provider.

Core to each of our opportunities is helping employers deal with rising benefits costs, which has increasingly meant helping employees take greater control of their financial futures. For the fifth straight year, controlling rising health care costs was the top benefit priority for U.S. employers[7]. So while employers continue to recognize the importance of employee benefits in attracting and retaining employees, they are increasingly focused on providing health care, as well as retirement and other employee benefits, in a more cost-effective manner.

[5] The Principal defines the SMB market as businesses with 1,000 or fewer employees.
[6] Source: Cerulli Associates
[7] Source: Top Five Benefit Priorities for 2004, a Deloitte Consulting LLP survey.

9. How do you plan to capitalize on those opportunities?

With over 60 years experience serving small and medium-sized businesses and more than 100,000 SMB customers, we understand and can quickly respond to changing customer needs.

Going forward, we'll continue to enhance our leading sales and servicing capabilities (see discussion under Question 10), and to expand our role as a trusted advisor to employers and their employees (see discussion under Question 2). Importantly, we'll continue to invest in meeting customer needs through value-added solutions.

Value-added solutions

With hundreds of competitors in retirement and employee benefits, we differentiate The Principal by providing solutions, not just products. We have a great 401(k) offering, for example, but what differentiates us from the competition is how it's delivered – in a package including quality administration, plan design, government reporting, compliance and recordkeeping, as well as an effective investment program and award winning service, technology, education and communications. Three introductions during the year demonstrate our efforts to provide innovative, cost effective employee benefits solutions, and are great examples of how we will continue to respond to opportunities in the marketplace going forward:

- Principal Total Retirement Suite℠ provides comprehensive retirement plan consulting and administrative services for all plan designs, including the four critical categories of Defined Benefit, Defined Contribution, Employee Stock Ownership, and Nonqualified Retirement. Our integrated service platform simplifies employee benefit data management, speeds service to both employers and participants, eases compliance work, and makes it easier for employees to plan for retirement and other financial needs.
- The Principal Payroll Program℠ is the first program to fully integrate resources of three independent experts – payroll services, retirement plan administration and professional financial consulting – into a single, seamless package. Employers save time and money by automating data exchange between their payroll provider and their retirement plan provider. Employers also have access to an experienced financial professional who can help them choose the best retirement program for their needs, as well as provide ongoing guidance and participant education to make sure the program succeeds.
- The Principal combination High Deductible Health Plan with Health Savings Account protects members from the cost of catastrophic illness, prolonged hospitalization or a particularly unhealthy year, while providing for "lifetime medical savings" for future qualified medical expenses. Our program is unique in that we are a single source: of administration for employers; for employees to manage their health insurance benefits; for managing the investments under the health savings account; and for a wide array of resources and member programs including hospital quality and cost information, health assessment tools, prescription drug information and disease management resources.

In 2004, we also made important progress in the area of retirement income management solutions: we launched two innovative new programs, Principal Income Protector℠ and Principal Income Manager℠, designed to give today's retirees more flexibility and control over how they convert their retirement savings into a guaranteed lifetime income. We continued to promote the Principal Income IRA, which effectively combines the advantages of mutual funds and income annuities, to provide clients with growth potential, a guaranteed income and optional risk protection benefits.

We again expanded and enhanced our portfolio of educational resources and tools, including: *The Principal Retirement Newsletter,* designed to ease a participant's transition from work to retirement; our *Approaching Retirement* workbook and *Retirement Income Planning Guide,* to help participants establish a plan to meet their overall needs; and the *Retirement Savings Calculator,* to help individuals determine the salary deferral needed to achieve their desired level of income replacement.

We made important progress in this area outside the U.S. as well – adding a new family of pension product solutions in Brazil, creating the first mutual fund offering foreign investments to Indian citizens, and introducing a new array of investment products in Mexico to provide diversification and help customers achieve their financial goals.

10. Just how well is The Principal positioned for future success?

Looking at our track record and our performance, the answer is clear. The Principal is poised for continued success.

Strong competitive position – As a result of our strong customer focus, we've established our leadership in the U.S. retirement services market:

- #1 in corporate defined contribution plans administered – (Spectrem Group, Oct. 2004, for plans as of 12/31/03);
- #2 401(k) plan provider – (CFO magazine April/May 2004);
- #1 ESOP consultant – (PLANSPONSOR, 2004);
- #2 nonqualified plan provider (Boston Research survey, December 2004);
- #2 defined benefit provider (Internal research).

In addition, Principal International has built top 5 positions in Brazil (pension), Chile (payout annuities) and Mexico (pension), and Principal Global Investors ranked #5 in net assets gained in 2004 (Money Management Letter). We've also made important strides in our life and health segment – The Principal now ranks third in the U.S. in non-medical insurance, with nearly 105,000 coverages in force.

Leading sales and service – Our local sales and service presence is a true competitive advantage for The Principal, enabling us to better meet the needs of small and medium-sized businesses. Our captive retirement sales force, for example, over 100 strong in more than 40 local offices, maintains relationships with more than 11,000 independent brokers, consultants and agents.

We also have more than 140 retirement service reps housed in our local offices, another important aspect of our value proposition. And we plan to add as many as 45 additional education specialists in 2005 in support of our worksite initiatives (see Question 2) to help workers get the most out of their employee benefits.

Over the past several years, we've also developed a number of key marketing and distribution alliances, in our retirement and investment businesses, as well as in our insurance businesses. In 2004, we continued to demonstrate the depth and breadth of our product solutions, and our commitment to the SMB market, which enabled us to expand our relationships and drive increased sales productivity.

Asset retention capabilities – Managing the assets of retirement plan participants once they leave their plan, due to a job change or retirement, again represents a tremendous opportunity for The Principal. This opportunity will grow exponentially as baby boomers retire.

To capitalize, in 1998 we formed Principal Connection, a group dedicated to building long-term customer relationships, which results in strong asset retention, as well as cross-selling opportunities for our other financial solutions. In 2004, Principal Connection retained 56 percent of at risk assets, again making us an industry leader in participant level asset retention.

Principal Connection also continued to make it easier for participants to remain with The Principal after changing jobs or retirement, by refining service delivery, e-enabling forms and applications, and enhancing our award-winning electronic rollover capabilities. We plan to deploy as many as 25 additional Principal Connection counselors in 2005 to assist participants in needs based planning.

Increasing Financial strength – Coming off a sixth consecutive year of record operating earnings, The Principal entered 2005 at its strongest point in history, well positioned for long-term growth. Principal Life Insurance Company has consistently received excellent insurer financial strength ratings from the four major rating agencies, reflecting our strong broad-based position in the U.S. retirement market, good earnings diversity, and disciplined financial management. In 2004, Moody's Investors Service upgraded Principal Life to Aa2 (3rd highest of 21 rating levels) in light of improved earnings quality and reduced earnings volatility.

Clarity of Focus – With the sale of our mortgage banking business in 2004, we go forward with an intensified strategic focus on worksite solutions for small and medium businesses and their employees, and from an improved capital position, with better financial flexibility and greater stability of earnings. While it was clearly difficult to exit a business we had been in for nearly 70 years, we believe it was the right move for Principal Residential Mortgage customers and employees, as well as for The Principal and its shareholders.

11. How will you sustain growth and achieve your ROE targets in the International Asset Management and Accumulation segment?

We'll continue to focus on what's worked so well for Principal International over the past three years – *enhancing our array of solutions, expanding distribution and effectively managing costs.*

At year-end 2004, Principal International's return on equity was 4.8 percent. This was well below total company ROE, but showing solid improvement since our IPO, and solid progress toward our longer-term return on equity targets for the segment of 7 percent by 2007 and 10 percent by 2010.

As background, Principal International operates in eight countries, including joint ventures: in Brazil where our partner is Banco do Brasil, the largest bank in Latin America; in India, where our bank partners, PNB and Vijaya have a combined distribution reach of more than 30 million customers; and in Malaysia, with Commerce Bank, the second largest commercial and investment bank in the country.

PRINCIPAL INTERNATIONAL OPERATING EARNINGS GROWTH


2001
2002
2003
2004
$40.3
$34.5
$19.2
$6.1
40
30
20
10
in millions

Principal International had its first profitable month in December of 2000, and its first profitable year in 2001, with $6.1 million of operating earnings. Since then, Principal International has produced tremendous earnings growth, exceeding $40 million in 2004, a 561 percent increase from three years ago and a meaningful contribution to total company earnings per share growth.

176%

increase in assets under management

over the last three years

Going forward, we expect Principal International to continue to focus on organic growth and the areas that have driven strong earnings and ROE progression over the past three years – product and service launches and enhancements to address customer needs, expansion/enhancement of our sales force and distribution network, and disciplined expense management. We also expect Principal International to supplement organic growth with strategic acquisitions in operations where additional scale is needed.

We're not planning on entering any new markets other than China, where regulations for employer based defined contribution plans emerged in 2004. We are also closely watching and preparing for pension reform in two of our existing markets: in India, where we are a strong player in long-term mutual funds; and in Chile, where we are the second largest payout annuity company based on premiums written.

12. Your group medical business has recently contracted, despite opportunities. So why do you continue to be in health insurance?

Because the health insurance business has been highly profitable. Because it is a very good fit with our small and medium business focus. And because we're uniquely positioned to capitalize on a tremendous opportunity on the horizon – consumer driven healthcare.

We review all our businesses continually for performance and strategic fit. Here's how the health insurance business has performed: **for each of the past three years, our health business has delivered 22-plus percent return on equity, and stable earnings, a promise we made at the time of our IPO.** Our results reflect our concerted effort to minimize earnings volatility and to focus on the division's most compelling opportunities.

Consumer driven health care, as a means to control costs and provide greater choice to employees, is gaining real momentum. Health savings accounts (HSAs) are of growing interest to employers, with 57 percent indicating they would be considering them for future use[8].

Rising costs drove health insurance premiums up 43%[9]

57% of employers are considering HSAs for future use



SINGLE SOURCE

We're uniquely positioned for success with our new combined high deductible health plan with health savings account. **The Principal is a single source for health plan administration and for managing the investments under the health savings account** (through Principal Bank and Principal Mutual Funds), as well as for offering the wellness management programs and resources we believe are critical to the success of the consumer driven model. **Early interest, again, has been strong, as was our initial sales success,** writing nearly 1,900 employees into our offering prior to year-end.

[8]Hewitt survey "Health Care Expectations: Future Strategy and Direction," January, 2005.
[9]Kaiser Family Foundation Employer Health Benefits 2004 Annual Survey, 3-year increase since 2001.

13. What are your biggest challenges going forward? How will you overcome them?

Our biggest challenges stem from change, as do our biggest opportunities.

New competitors are entering our markets and old competitors are reinventing themselves. We continuously face changing regulations, changing demographics, changing customer preference and changing technology.

integrity
customer focus
financial strength
people development
operational excellence

As simple as it might sound, we believe the best way for us to thrive in a complex and evolving environment is by staying committed to the core values that have driven our success for 125 years – integrity, customer focus, financial strength, people development and operational excellence.

The difficult part is always execution. But I'd argue we have a long history of adaptability and responsiveness. We've effectively balanced the needs of each of our stakeholders over the years. Importantly, we've continued to demonstrate an entrepreneurial spirit and a commitment to innovation. Our senior management team – averaging more than 25 years industry experience and nearly 20 years with The Principal – continues to demonstrate tremendous vision, to effectively communicate our strategy throughout the organization, to motivate our talented employees, and to create a culture of teamwork and empowerment. As much as anything, these are the attributes that will enable us to turn challenges into opportunities and then opportunities into growth.

14. How does The Principal manage operational risks?

With care. But recognize we're in the business of taking risks. The key for us is to understand our exposures and effectively manage the risks we choose to take.

Risk management is fundamental to running our businesses, and we take a comprehensive view of all our financial and operational risks. Managing and controlling risk is a high priority responsibility for managers at all levels in our organization. Through rigorous oversight, senior management and the Board ensure that responsibility is fulfilled.

The Principal integrates risk management into product design as we create features and guarantees. To identify and quantify risk, we conduct in-depth testing of scenarios and possible outcomes, setting appropriate limits and risk tolerances. We measure and monitor results on an historical and a current basis, and analyze the potential impacts of change to our operating environment.

Importantly, we apply appropriate risk management tools and techniques to mitigate risks. For example: we manage investment risk through credit research and analysis, asset diversification, disciplined asset/liability matching and the use of derivatives; and we manage insurance risk through financial analysis, experience studies, stress testing of assumptions, and reinsurance.


INTERNAL
CONTROLS
MANAGEMENT
ACCOUNTABILITY
RISK
BOARD
OVERSIGHT
ONGOING
MEASUREMENT
AND MONITORING

We believe the end result of good risk management is a consistent record of earnings, value creation and very, very few surprises. We're committed to continually improving in this area, adopting new tools, implementing new methodologies, and enhancing corporate oversight.

15. In light of recent investigations into the insurance industry, how does The Principal manage reputational risk?

The Principal remains focused not only on compliance with laws, rules and regulations, but importantly on being a provider customers can rely on to operate with high standards of ethics and integrity.

Our success reflects the reputation for trustworthiness we've built over 125 years. Naturally, we're very protective of that reputation, and our brand, because it captures our commitment to doing the right things and to meeting the needs of each of our stakeholders.

It is the role of regulators to examine business practices, and as we've done in the past, we continue to cooperate fully with industry inquiries. The Principal continuously looks for ways to better meet the needs of our customers, and therefore supports regulatory changes that would benefit consumers.

Our brand is a promise – it captures our commitment to doing the right things.

We believe responsible action is the best way to manage reputational risk and to continue building trust in the marketplace. We promote honest and ethical conduct, as outlined in our Statement of Business Practices. We have a number of compliance, auditing and underwriting practices designed to protect against illegal activity. We have ongoing education for our employees about ethical business practices. And we continue to make every effort to ensure that our business conduct fully satisfies the law and the ethical standards of the company.

16. Any concerns from a legislative perspective?

We view legislative change as an opportunity, not a threat.

Through our Federal and Government Relations staff we keep a very close watch on legislative developments: those that impact businesses generally such as federal tax reform and class action reform; and those that could significantly impact financial services companies like The Principal, such as pension reform, and efforts to shore up Social Security and Medicare.

The Principal has a long history of working with policymakers in Washington, as well as at the state level. **We continue to take an active role as an advocate for our industry, for retirement security, and for the needs of small and medium businesses,** ultimately doing more business because of our expertise and our role as trusted advisor.

For example:

- **We are actively lobbying for the Optional Federal Charter,** which we believe would create needed regulatory uniformity, allowing insurance companies to compete on a level playing field against non-insurance financial entities, in the U.S. and in international markets.
- **Working with the American Society of Pension Actuaries, we developed DB(k), a unique retirement savings proposal** designed to make it easier and more affordable for employers to offer a comprehensive retirement program that will provide a dependable source of retirement income for American workers. We are seeking legislative changes required to make this plan available to customers.

I'd add that in December 2004, the IRS issued initial guidance on the new nonqualified deferred compensation (NQDC) provisions of the American Jobs Creation Act of 2004. The IRS guidance is helpful in addressing definitions, effective dates, and transition rules, but implementation can be complex. **Employers are looking to The Principal, and our nonqualified plan expertise, to sort out how the new NQDC language impacts employees and retirees, and to provide solutions.**

17. How do you manage your capital?

The Principal takes capital management very seriously – active management creates value for shareholders, provides security for customers and gives the company flexibility to pursue attractive business opportunities.

We have a strong capital base and very strong earnings power, which results in ample resources to support organic growth, strategic acquisitions and return of capital to shareholders.

As we've consistently stated, our preference for capital use continues to be investing in our existing businesses. Our next priority is strategic acquisitions, in support of our growth plans for the U.S. defined contribution and global asset management businesses, and to add scale to existing international asset accumulation operations.

We'd also expect to continue to opportunistically utilize share repurchases, as approved by the Board of Directors. We view share repurchases as an important option in effectively deploying capital to achieve our earnings per share and return on equity targets. Finally, we utilize excess capital for shareholder dividends, as declared by the Board, which we were proud to increase again in 2004, the result of continued strong earnings growth.

Clearly, capital management can be a balancing act. We work very hard to maintain the right mix of debt and equity at the corporate level. We review each of our businesses on an ongoing basis for performance and strategic fit. And we continuously strive to manage capital to ensure efficient, cost-effective financing of our business activities.

ORGANIC GROWTH

STRATEGIC ACQUISITIONS

SHARE REPURCHASE

SHARE-
HOLDER
DIVIDENDS

18. Your recent acquisition activity has included 401(k), asset management and wellness. What exactly is your strategy?

Our acquisition strategy mirrors our growth strategy. Accelerating growth in our U.S. and international retirement businesses, creating a competitive global asset manager and profitably growing our life and health insurance businesses.

Late in 2004, we announced our agreement to acquire ABN AMRO Trust Services Company, the Chicago-based pension and retirement business of ABN AMRO. This follows three sponsored endorsement acquisitions in 2002 and 2003. Though it has developed a bit slower than we'd anticipated, we believe consolidation of the U.S. defined contribution pension market is now accelerating, and again, we expect to be a major player.

During the year, we also closed the acquisition of Dao Heng Fund Management's pension and mutual fund businesses in Hong Kong, and focused on integrating those businesses. We also focused on maximizing the benefits of our 2003 purchases of Tepeyac AFORE (pension) and Genera mutual fund company in Mexico, and the Sun F&C mutual fund business in India.

In October 2004, we announced our agreement to acquire a majority interest in Columbus Circle Investors, a premier asset management firm specializing in growth equities. This acquisition follows the acquisition of majority interests in Post Advisory Group in January 2004, and in Spectrum Asset Management in October 2001. Each of the acquisitions has been part of Principal Global Investors' strategy to grow third party assets under management (AUM), a strategy that has been extremely successful – from 2001, we've increased third party AUM by more than $24 billion, or 294 percent.


CREATING A COMPETITIVE
GLOBAL ASSET MANAGER
PROFITABLY GROWING
LIFE AND HEALTH
BUSINESSES

Consumer driven health care is also one of our most important opportunities, an opportunity made even more compelling with the acquisition of the Molloy Companies and their wellness business. In essence, our combined High Deductible Health Plan with Health Savings Account is a protection product combined with a vehicle for consumers to accumulate and manage assets to be used for current and future health care needs. It is, therefore, very compatible with our strategy, strengths and capabilities. In turn, wellness is a key component of our consumer driven health care strategy because health management is proving to be a highly effective way to counteract skyrocketing healthcare costs. The proof again has been in the results, with our wellness lives more than doubling to 66,000 in 2004.

19. How sustainable is Principal Global Investors' growth in third party assets under management without additional acquisitions?

We believe Principal Global Investors is capable of doubling third party assets under management (AUM) over the next four to five years, without the benefit of further acquisitions.

Some of that growth will come from general market appreciation, but the majority will be the result of our growing competitiveness and viability as a global asset manager. In 2004, we added a record 110 new third-party institutional mandates, continuing to expand our relationships with leading U.S. and international institutions.

We now manage assets for 8 of the 25 largest U.S. pension funds, reflecting continued improvement in investment performance. As of year-end, 71% and 76% of retirement plan separate accounts managed by Principal Global Investors were in the top two Morningstar quartiles, for the 1 and 3 year periods, respectively – solid improvement over results at year-end 2003.

THIRD PARTY INVESTMENT MANDATES WON BY PRINCIPAL GLOBAL INVESTORS



2001
2002
2003
2004
110
100
76
75
50
28
25
17

maximizing our expanded investment capabilities– Post and Spectrum AUM up $13 billion

Acquisitions have clearly contributed to our growth over the past three years, adding assets and broadening our array of high performance, value-added products. Between the Spectrum and Post acquisitions, these two managers brought with them approximately $5 billion in AUM. But the real story behind the growth is how Principal Global Investors has managed and maximized those acquisitions. As a result of giving these high quality managers investment autonomy, coupled with our strong distribution and business process support, their combined assets grew to approximately $18 billion as of December 31, 2004, an increase of more than 300 percent.

20. How does The Principal fit into a consolidating industry?

As a dominant player in retirement services and employee benefits for small and medium businesses, we have the scale to compete in a consolidating marketplace.

Clearly, intensified competition remains a major driver of consolidation, in financial services generally and in the defined contribution (DC) market specifically. **We expect to continue being an active acquirer in DC market consolidation.**

Over the years, we've built a powerful and unique franchise. As a result of our success **we believe executing our growth strategy as an independent is the best way to create long-term value for shareholders.**

While scale is important, because The Principal is a collection of businesses focused on meeting the needs of small and medium businesses and their employees, we have the mass necessary to remain competitive in our markets.

Financial Highlights

The Principal Financial Group (The Principal) is a leading provider of a wide range of financial products and services for businesses and individuals. Our largest member company, Principal Life Insurance Company, is the seventh largest U.S. life insurance company as measured by year-end 2003 statutory assets. Worldwide, the Principal Financial Group serves approximately 15 million customers from more than 250 locations, including offices in Asia, Australia, Europe, Latin America and the United States.

The Principal Financial Group	2004	2003	2002	2001	2000
Net income (in millions)	$ 826	$ 746	$ 142	$ 359	$ 620
Operating earnings[1,3] (in millions)	$ 765	$ 668	$ 579	$ 577	$ 562
Total revenue[1] (in millions)	$ 8,304	$ 7,987	$ 7,627	$ 7,798	$ 8,205
Revenue and deposits (in millions)	$ 25,416	$ 25,178	$ 24,005	$ 19,769	$ 18,043
Total assets (in millions)	$ 113,798	$ 107,754	$ 89,871	$ 88,351	$ 84,405
Total assets under management[2] (in millions)	$ 168,700	$ 142,600	$ 110,500	$ 98,100	$ 91,900
Total stockholders' equity (in millions)	$ 7,544	$ 7,400	$ 6,657	$ 6,820	$ 6,253
Operating earnings per diluted share[1,3,6]	$ 2.43	$ 2.04	$ 1.65	$ 1.59	$ 1.56
Operating return on average equity[1,3,5]	12.3%	10.9%	9.1%	8.9%	10.5%
Total customers[1,2,4] (in millions)	14.9	14.0	12.4	11.5	11.0

[1] Certain reclassifications have been made to 2000, 2001, 2002 and 2003 to conform to 2004 presentation.
[2] Excludes Principal Residential Mortgage, Inc. from 2000-2003, and BT Financial Group from 2000-2001.
[3] See page 25 for a reconciliation of non-GAAP measures to U.S. GAAP.
[4] Includes employees and their dependents under employee benefit arrangements. Rounded to nearest 100,000.
[5] Stockholders' Equity excluding accumulated other comprehensive income (loss).
[6] Pro forma 360.8 million weighted average diluted shares outstanding is used for period ending December 31, 2000.

OPERATING COMPANIES OF THE PRINCIPAL FINANCIAL GROUP

U.S. ASSET MANAGEMENT & ACCUMULATION

Columbus Circle Investors
Delaware Charter Guarantee & Trust Company
Post Advisory Group, LLC
Principal Bank
Principal Capital Futures Trading Advisor, LLC
Principal Commercial Acceptance, LLC
Principal Commercial Funding, LLC
Principal Development Investors, LLC
Principal Enterprise Capital, LLC
Principal Financial Advisors, Inc.
Principal Global Investors, LLC
Principal Global Investors Trust
Principal Life Insurance Company
Principal Management Corporation
Principal Net Lease Investors, LLC
Principal Real Estate Fund Investors, LLC
Principal Real Estate Investors, LLC
Principal Services Trust Company
Princor Financial Services Corporation
Spectrum Asset Management, Inc.

INTERNATIONAL ASSET MANAGEMENT & ACCUMULATION

Australia
Principal Capital Global Investors Limited
Principal Global Investors (Australia) Limited
Principal Global Investors (Australia) Service Company Pty Limited
Principal Real Estate Investors (Australia) Limited

Brazil
BrasilPrev Seguros e Previdência S.A.

Chile
Principal Compañía de Seguros de Vida Chile S.A.
Principal Créditos Hipotecarios, S.A.
Principal Tanner Administradora General de Fondos Mutuos S.A.

Europe
Principal Global Investors (Europe) Limited
Principal Global Investors (Ireland) Limited

Hong Kong
Principal Asset Management Company (Asia) Limited
Principal Fund Management (Hong Kong) Limited
Principal Insurance Company (Hong Kong) Limited
Principal Nominee Company (Hong Kong) Limited
Principal Trust Company (Asia) Limited
Principal Global Investors (Asia) Limited

India
Principal Asset Management Company Private Limited
Principal Trustee Company Private Limited
PNB Principal Financial Planners Private Limited

Japan
ING/Principal Pensions Co. LTD

Mexico
Distribuidora Principal Mexico, S.A. de C.V.
Principal Mexico Compañía de Seguros, S.A. de C.V.
Principal Mexico Servicios, S.A. de C.V.
Principal Pensiones, S.A. de C.V.
Principal Afore, S.A. de C.V.
Principal Siefore, S.A. de C.V.
Principal Genera, S.A. de C.V., Operadora de Fondos de Inversión

Singapore
Principal Global Investors (Singapore) Limited

LIFE AND HEALTH INSURANCE

Principal Life Insurance Company
Dental-Net, Inc.
Employers Dental Services, Inc.
Executive Benefit Services, Inc.
HealthRisk Resource Group, Inc.
JF MOLLOY & Associates
Molloy Wellness Company
Principal Health Insurance Company
Preferred Product Network, Inc.
Professional Pensions, Inc.


IMSA

INSURANCE MARKETPLACE STANDARDS ASSOCIATION

Principal Life Insurance Company is a proud member of the Insurance Marketplace Standards Association, which reflects our dedication to high ethical marketplace standards for the sale and service of individually sold life insurance and annuities.

Principal Financial Group, Inc.
Summary Consolidated Statements of Income

For the year ended December 31,	2004	2003	2002
		(in millions)	
Revenues			
Premiums and other considerations	$ 3,710.0	$ 3,630.7	$ 3,877.8
Fees and other revenues	1,472.0	1,185.8	950.4
Net investment income	3,226.5	3,233.4	3,173.1
Net realized/unrealized capital losses	(104.8)	(63.2)	(374.1)
Total revenues	8,303.7	7,986.7	7,627.2
Expenses			
Benefits, claims, and settlement expenses	4,959.5	4,855.8	5,197.5
Dividends to policyholders	296.7	307.9	316.6
Operating expenses	2,165.9	1,998.7	1,741.6
Total expenses	7,422.1	7,162.4	7,255.7
Income from continuing operations before income taxes	881.6	824.3	371.5
Income taxes (benefits)	179.1	177.0	(74.9)
Income from continuing operations, net of related income taxes (benefits)	702.5	647.3	446.4
Income (loss) from discontinued operations, net of related income taxes	128.8	102.4	(23.2)
Income before cumulative effect of accounting changes	831.3	749.7	423.2
Cumulative effect of accounting changes, net of related income taxes	(5.7)	(3.4)	(280.9)
Net income	$ 825.6	$ 746.3	$ 142.3
Earnings per common share			
Basic earnings per common share:			
Income from continuing operations, net of related income taxes (benefits)	$ 2.24	$ 1.99	$ 1.27
Income (loss) from discontinued operations, net of related income taxes	0.42	0.31	(0.06)
Income before cumulative effect of accounting changes	2.66	2.30	1.21
Cumulative effect of accounting changes, net of related income taxes	(0.02)	(0.01)	(0.80)
Net income	$ 2.64	$ 2.29	$ 0.41
Diluted earnings per common share:			
Income from continuing operations, net of related income taxes (benefits)	$ 2.23	$ 1.98	$ 1.27
Income (loss) from discontinued operations, net of related income taxes	0.41	0.31	(0.06)
Income before cumulative effect of accounting changes	2.64	2.29	1.21
Cumulative effect of accounting changes, net of related income taxes	(0.02)	(0.01)	(0.80)
Net income	$ 2.62	$ 2.28	$ 0.41

The information in the summary consolidated statements of income shown above has been prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP"). It is a replication of the information in the consolidated statements of operations in Principal Financial Group, Inc.'s 2004 Financial Report. For complete consolidated financial statements, including notes, and management's discussion and analysis of financial condition and results of operations, please refer to the 2004 Financial Report or Form 10-K filed with the Securities and Exchange Commission, both of which can be found at www.principal.com/investor.

Principal Financial Group, Inc.
Summary Consolidated Balance Sheets

December 31,	2004	2003
	(in millions)	
Assets		
Fixed maturities, available-for-sale	$ 40,916.3	$ 37,418.4
Fixed maturities, trading	93.0	102.9
Equity securities, available-for-sale	762.6	699.2
Mortgage loans	11,714.5	11,251.6
Real estate	1,032.0	1,526.1
Policy loans	814.5	804.1
Other investments	1,585.7	1,412.1
Total investments	56,918.6	53,214.4
Cash and cash equivalents	452.5	1,192.5
Accrued investment income	678.4	656.6
Premiums due and other receivables	628.5	714.9
Deferred policy acquisition costs	1,837.6	1,568.9
Property and equipment	429.4	445.2
Goodwill	232.9	175.8
Other intangibles	196.5	121.0
Separate account assets	51,507.9	43,407.8
Assets of discontinued operations	-	5,425.1
Other assets	915.8	832.2
Total assets	$ 113,798.1	$ 107,754.4
Liabilities		
Contractholder funds	$ 32,183.3	$ 28,896.4
Future policy benefits and claims	16,042.6	15,450.8
Other policyholder funds	734.9	709.1
Short-term debt	281.7	702.8
Long-term debt	843.5	1,374.3
Income taxes currently payable	277.9	113.9
Deferred income taxes	1,131.7	1,198.9
Separate account liabilities	51,507.9	43,407.8
Liabilities of discontinued operations	-	4,575.3
Other liabilities	3,250.3	3,925.5
Total liabilities	106,253.8	100,354.8
Stockholders' equity		
Common stock, par value $.01 per share – 2,500.0 million shares authorized, 379.1 million and 377.4 million shares issued, and 300.6 million and 320.7 million shares outstanding in 2004 and 2003, respectively	3.8	3.8
Additional paid-in capital	7,269.4	7,153.2
Retained earnings	1,289.5	630.4
Accumulated other comprehensive income	1,313.3	1,171.3
Treasury stock, at cost (78.5 million and 56.7 million shares in 2004 and 2003, respectively)	(2,331.7)	(1,559.1)
Total stockholders' equity	7,544.3	7,399.6
Total liabilities and stockholders' equity	$ 113,798.1	$ 107,754.4

The information in the summary consolidated balanced sheets shown above has been prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP"). It is a replication of the information in the consolidated statements of financial position in Principal Financial Group, Inc.'s 2004 Financial Report. For complete consolidated financial statements, including notes, and management's discussion and analysis of financial condition and results of operations, please refer to the 2004 Financial Report or Form 10-K filed with the Securities and Exchange Commission, both of which can be found at www.principal.com/investor.

Principal Financial Group, Inc.
Summary Consolidated Statements of Cash Flows

For the year ended December 31,	2004	2003	2002
		(in millions)	
Operating activities			
Net income	$ 825.6	$ 746.3	$ 142.3
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (income) from discontinued operations, net of related income taxes	(128.8)	(102.4)	23.2
Cumulative effect of accounting changes, net of related income taxes	5.7	3.4	280.9
Amortization of deferred policy acquisition costs	210.8	140.0	144.4
Additions to deferred policy acquisition costs	(477.7)	(349.7)	(323.0)
Accrued investment income	(21.8)	(0.9)	(56.6)
Premiums due and other receivables	(24.9)	(65.8)	21.8
Contractholder and policyholder liabilities and dividends	1,981.2	1,906.2	2,080.4
Current and deferred income taxes	37.5	283.6	341.2
Net realized/unrealized capital losses	104.8	63.2	374.1
Depreciation and amortization expense	110.8	115.8	104.9
Mortgage loans held for sale, acquired or originated	(1,142.4)	(898.2)	(941.4)
Mortgage loans held for sale, sold or repaid, net of gain	940.3	1,046.0	1,001.6
Real estate acquired through operating activities	(45.8)	(32.5)	(25.5)
Real estate sold through operating activities	84.7	46.0	48.2
Stock-based compensation	43.4	22.6	10.5
Other	(247.5)	140.2	671.6
Net adjustments	1,430.3	2,317.5	3,756.3
Net cash provided by operating activities	2,255.9	3,063.8	3,898.6
Investing activities			
Available-for-sale securities:			
Purchases	(13,613.2)	(10,918.1)	(16,577.3)
Sales	2,327.1	2,952.8	8,361.8
Maturities	7,722.6	5,222.3	4,458.4
Net cash flows from trading securities	6.3	-	(82.4)
Mortgage loans acquired or originated	(2,115.1)	(2,031.9)	(1,376.8)
Mortgage loans sold or repaid	1,854.3	1,316.8	1,338.2
Real estate acquired	(341.9)	(250.8)	(248.3)
Real estate sold	345.6	61.9	182.0
Net purchases of property and equipment	(47.5)	(28.6)	(59.0)
Net proceeds from sales of subsidiaries	694.7	40.9	500.8
Purchases of interest in subsidiaries, net of cash acquired	(128.1)	(136.2)	(54.5)
Net change in other investments	116.5	211.8	552.1
Net cash used in investing activities	(3,178.7)	(3,559.1)	(3,005.0)
Financing activities			
Issuance of common stock	41.2	18.3	22.0
Acquisition and sales of treasury stock, net	(772.6)	(453.0)	(742.4)
Proceeds from financing element derivatives	110.6	118.0	-
Payments for financing element derivatives	(84.6)	(107.3)	-
Dividends to stockholders	(166.5)	(145.3)	(83.8)
Issuance of long-term debt	12.1	34.7	64.1
Principal repayments of long-term debt	(447.2)	(85.3)	(110.0)
Net proceeds (repayments) of short-term borrowings	(291.4)	151.3	53.2
Investment contract deposits	6,995.8	9,722.0	7,117.0
Investment contract withdrawals	(5,209.6)	(8,666.2)	(7,225.7)
Net increase (decrease) in banking operation deposits	(5.0)	372.7	184.4
Net cash provided by (used in) financing activities	182.8	959.9	(721.2)
Net increase (decrease) in cash and cash equivalents	(740.0)	464.6	172.4
Cash and cash equivalents at beginning of year	1,192.5	727.9	555.5
Cash and cash equivalents at end of year	$ 452.5	$ 1,192.5	$ 727.9

The information in the summary consolidated statements of cash flows shown above has been prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP"). It is a replication of the information in the consolidated statements of cash flows in Principal Financial Group, Inc.'s 2004 Financial Report. For complete consolidated financial statements, including notes, and management's discussion and analysis of financial condition and results of operations, please refer to the 2004 Financial Report or Form 10-K filed with the Securities and Exchange Commission, both of which can be found at www.principal.com/investor.

Principal Financial Group, Inc.
Use of Non-GAAP Financial Measures

The company uses a number of non-GAAP financial measures that management believes are important in understanding and evaluating the normal, recurring operations of our businesses. Non-GAAP measures included in the annual report are operating earnings per diluted share, operating earnings and operating return on average equity excluding other comprehensive income. While such measures are also consistent with metrics utilized by the investment community to evaluate performance, they are not a substitute for U.S. GAAP (GAAP) financial measures. Therefore, we provide below a reconciliation of the non-GAAP measures to the comparable GAAP financial measures.

For the year ended December 31.	2004	2003	2002	2001	2000
Net Income Per Diluted Share					
Operating earnings per diluted share	$ 2.43	$ 2.04	$ 1.65	$ 1.59	$ 1.56
Net realized/unrealized capital gains (losses)	(0.20)	(0.15)	(0.70)	(0.85)	0.26
Other after-tax adjustments	0.39	0.39	(0.54)	0.25	(0.10)
Net income per diluted share*	$ 2.62	$ 2.28	$ 0.41	$ 0.99	$ 1.72
Net Income					
Operating earnings	$ 764.8	$ 667.7	$ 579.3	$ 576.8	$ 561.7
Net realized/unrealized capital gains (losses)	(62.3)	(49.3)	(247.3)	(306.6)	93.5
Other after-tax adjustments	123.1	127.9	(189.7)	88.6	(35.0)
Net income	$ 825.6	$ 746.3	$ 142.3	$ 358.8	$ 620.2
Net income ROE (including OCI)**					
Operating earnings ROE (excluding OCI)	12.3%	10.9%	9.1%	8.9%	10.5%
Net realized/unrealized capital gains (losses)	-1.0%	-0.8%	-3.9%	-4.8%	1.5%
Other after-tax adjustments	2.0%	2.1%	-3.0%	1.4%	-1.7%
Net income ROE (excluding OCI)	13.3%	12.2%	2.2%	5.5%	10.3%
Net unrealized capital gains (losses)	-2.4%	-1.8%	-0.2%	-0.2%	0.0%
Foreign currency translation	0.1%	0.2%	0.1%	0.2%	0.2%
Minimum pension liability	0.0%	0.0%	0.0%	0.0%	0.0%
Net income ROE (including OCI)	11.0%	10.6%	2.1%	5.5%	10.5%

* Pro forma information prior to the year ended December 31, 2001. The weighted average dilutive shares outstanding used prior to December 31, 2001, was 360.8 million shares.

** OCI or Other Comprehensive Income consists of two items – net unrealized gains (losses) on available for sale securities and net foreign currency translations adjustment.

Board of Directors

Principal Financial Group, Inc.
Principal Life Insurance Company



Left to right:

David J. Drury
Retired Chairman
The Principal Financial Group

C. Daniel Gelatt, Jr.
President
NMT Corporation

Federico F. Peña
Managing Director
Vestar Capital Partners

J. Barry Griswell
Chairman, President and
Chief Executive Officer
The Principal Financial Group

Richard L. Keyser
Chairman and
Chief Executive Officer
W.W. Grainger, Inc.

Jocelyn Carter-Miller
President
TechEdventures

Elizabeth E. Tallett
Principal
Hunter Partners, LLC

Gary E. Costley
Managing Director
C & G Capital and Management, LLC

Charles S. Johnson
Retired Executive Vice President
DuPont

Betsy J. Bernard
Past President
AT&T

Arjun K. Mathrani
Adjunct Professor – New York University's
Stern School of Business, St. John's
University, New York, and Cambridge
University's Judge Institute of Management

William T. Kerr
Chairman and Chief Executive Officer
Meredith Corporation

Sandra L. Helton
Executive Vice President and
Chief Financial Officer
Telephone and Data Systems, Inc.

Senior Management
The Principal Financial Group
March 2005


J. Barry Griswell
Chairman, President and Chief Executive Officer


John E. Aschenbrenner
President, Insurance and Financial Services


James P. McCaughan
President, Principal Global Investors


Larry D. Zimpleman
President, Retirement and Investor Services


Michael H. Gersie
Executive Vice President and Chief Financial Officer


Karen E. Shaff
Executive Vice President and General Counsel


Gary M. Cain
Senior Vice President


Ronald L. Danilson
Senior Vice President


James D. DeVries
Senior Vice President


Ralph C. Eucher
Senior Vice President


Nora M. Everett
Senior Vice President


Thomas J. Graf
Senior Vice President


Carey G. Jury
Senior Vice President


Joyce N. Hoffman
Senior Vice President and Corporate Secretary


Daniel J. Houston
Senior Vice President


Ellen Z. Lamale
Senior Vice President and Chief Actuary


Julia M. Lawler
Senior Vice President and Chief Investment Officer


Timothy J. Minard
Senior Vice President


Mary A. O'Keefe
Senior Vice President and Chief Marketing Officer


Gary P. Scholten
Senior Vice President and Chief Information Officer


Robert A. Slepicka
Senior Vice President


Deanna D. Strable
Senior Vice President


Norman R. Sorensen
Senior Vice President

U.S. Asset Management and Accumulation

U.S. Asset Management and Accumulation consists of: asset accumulation operations (Retirement and Investor Services), which provide integrated retirement savings, payout solutions and related investment products and services to businesses, their employees and other individuals; and Principal Global Investors, our U.S.-based global asset manager.

Pension: The Principal is a leading retirement solutions provider and a well-respected retirement brand, with more than 60 years of experience serving the retirement needs of America's businesses and individuals. Our pension business consists of three categories:

- Our full service accumulation offerings center around products and services for defined contribution (DC) pension plans, including 401(k) and 403(b) plans, as well as defined benefit (DB) pension plans, non-qualified executive benefit plans and Employee Stock Ownership plans. We serve some 47,000 employers and 3.1 million plan participants.
- Our full service payout products offer flexible income options for pension plan participants who have retired or left their employment, as well as solutions for funding liabilities of terminating defined benefit plans.
- Our investment only services include guaranteed investment contracts and funding agreements, which pay a specified rate of return, either fixed or based on an external market index.

Mutual Funds: The Principal offers a wide array of high-quality mutual fund investments to help individuals achieve their long-term financial objectives. Our mutual funds are managed by Principal Financial Group investment professionals as well as by independent firms. We have: 22 mutual funds sold in the retail market as Principal Mutual Funds; 31 Principal Variable Contracts Fund portfolios available as investment choices for variable annuity and variable life contracts issued by Principal Life Insurance Company; and 53 Principal Investors Fund portfolios available as investment choices through Principal Advantage to address the retirement plan market.

Annuities and payout solutions: Annuities offer a tax-effective means of accumulating retirement savings, as well as a tax-efficient source of income during the payout period. We offer both variable and fixed deferred annuities and payout annuities to individuals.

Principal Bank: Our direct bank offers a full array of traditional consumer banking products and services, including checking and savings products, health savings accounts, online bill payment, credit cards, and home equity loans. Our e-banking strategy enables us to control costs and offer competitively priced, easy-to-access products and services to customers who can transact their banking business 24 hours a day, 365 days a year, through the Internet, our Call Center or through the mail.

Principal Global Investors: Principal Global Investors manages assets worldwide on behalf of institutional clients, including retirement plans, endowments, foundations and insurance companies. The firm's extensive global investment capabilities encompass U.S. and international equity, fixed income and U.S. commercial real estate investments as well as specialized overlay and advisory services. Principal Global Investors has established long-term relationships with a broad range of institutional clients throughout North America, Asia, Australia and Europe. Principal Global Investors' team includes more than 380 investment professionals in offices around the world, covering investment markets in over 50 countries.

Distribution

Asset Accumulation

- Retirement Sales and Service representatives
- Affiliated financial representatives
- Affiliated and unaffiliated registered representatives
- Independent brokers
- Principal Connection (Corporate and Field)
- Financial institutions
- Consultants
- Internet

Principal Global Investors

- Institutional marketers
- Consultants
- Financial intermediaries

Customers

Asset Accumulation

- Businesses, their employees and other individuals
- Not-for-profit organizations
- Large financial institutions and employers

Principal Global Investors

- Large U.S. corporate, private and Taft-Hartley pension funds
- U.S. endowments and foundations
- Non-U.S. institutions

Key Awards, Recognition, Rankings and Milestones

- Customer service/satisfaction awards from Boston Research Group, Chatham Partners, DALBAR, and PLANSPONSOR
- Retirement Leadership – #1 in corporate DC plans, #2 in 401(k) plans, #1 ESOP consultant, #2 nonqualified plan provider, and #1 DB provider (see Question 10 for sources of rankings).
- [illegible] in DC News' 2004 DC Assets Under Management survey ([illegible]% increase for 12 months ended June 30, 2004.)
- Principal Global Investors manages assets for 8 of the 25 largest U.S. pension funds. We ranked #5 in net assets gained in 2004 (Money Management Letter, Feb. 2005), and were recognized by Pension & Investments (Dec. 2004) as: 15th largest manager of DC assets; 62nd largest manager of international assets, and 93rd largest manager in the world.
- 1st place in Thomson Media's 2004 Fund Operations Awards for our innovative electronic 401(k) rollover process.
- "Best Financial Sector Borrower," Euromoney magazine (June 2004).
- Principal Mutual Funds ranked 11th out of 73 in Barron's annual mutual fund family rankings for 1-year performance (Feb. 2005).
- Record operating earnings and assets under management for the segment in 2004.

International Asset Management and Accumulation

[illegible] Accumulation segment [illegible] provides retirement [illegible] to businesses, their employees [illegible] United States. Principal International [illegible] Hong Kong, India, Japan [illegible] and businesses [illegible] and the world continue to reexamine their roles in pensions and retirement. Principal International enables the organization to capitalize on this opportunity, offering retirement products and services, annuities, long-term mutual funds and life insurance to businesses and individual customers in select international markets. [illegible] Principal International's operations achieved their [illegible] year of profitability in 2004.

Distribution

- [illegible]
- [illegible]
- [illegible]
- [illegible]
- [illegible]

Customers

- Businesses, their employees and other individuals

Key Awards, Recognition, Rankings and Milestones

- [illegible] annuity sales in 2004, [illegible] Places to Work in [illegible]
- [illegible] ranked #3 [illegible] recognition for [illegible] magazine [illegible] Carta Capital [illegible] Brazil and Corporate [illegible] in Brazil.
- Principal [illegible] ranked #4 pension company in Mexico based on participants.
- Hong Kong pension company for the Mandatory Provident Fund [illegible] based on assets.
- [illegible] an increase of 7 percent compared to 2003 excluding Argentina, [illegible] in 2004 [illegible]
- Record operating revenues, operating earnings and assets under management (AUM) for the segment in 2004. AUM increased [illegible] from 2003, with Brazil crossing the $2 billion milestone and India and Hong Kong crossing the $1 billion mark.

Life and Health Insurance

[illegible] offers a broad range of group and individual [illegible] to meet the financial protection and security [illegible] businesses and individuals throughout the United States [illegible] products, services and [illegible] business owners, [illegible] individuals, delivering high value solutions for [illegible] for estate planning, business continuation, executive benefits and financial planning needs. The segment consists of three divisions: Individual Life Insurance, Health Insurance (group medical, including consumer-directed high deductible health plans with health savings accounts, wellness programs, and administrative services), and Specialty Benefits (group dental and vision insurance, group life and group and individual disability insurance).

Distribution

- [illegible]
- [illegible]
- [illegible] representatives
- [illegible] Group sales representatives
- [illegible]
- [illegible]
- [illegible]
- [illegible]

Customers

- Businesses, employees and their families, and other individuals

Key Awards, Recognition, Rankings and Milestones

- [illegible] largest [illegible] as of year-end [illegible] Locations).
- [illegible] nearly 100,000 [illegible] provider ranking [illegible]
- [illegible] insurance in force as of December 31, [illegible]
- [illegible] members.
- Ranked [illegible] among the 1,000 largest insurance companies for the treatment of online customers by The Customer Respect Group (June 2004).
- Outstanding Web Site Award and Standard of Excellence Web Award from the Web Marketing Association in the 2004 WebAward competition, for www.principal.com/health, which provides health customers an in-depth look at managing health and wellness and costs associated with both. (Oct. 2004)
- Record operating earnings for the segment, including record results from the Individual Life and Specialty Benefits divisions.

The Principal Financial Group

Corporate Headquarters

711 High Street
Des Moines, Iowa 50392-0001
1-800-986-EDGE (3343)

The Principal Financial Group on the World Wide Web

The Principal home page, at www.principal.com, is your source for a vast array of information including company news releases, investment and savings tools, and details on our product and service solutions. The investor relations portion of the site provides up-to-the-minute information for shareholders and the investment community including access to SEC filings, stock information, and credit ratings. It also includes information of interest on the governance of Principal Financial Group, Inc., including:

- Corporate Governance Guidelines
- Board Committee Charters
- Director Independence Guidelines
- Summary of the Statement of Business Practices (Code of Conduct)

Shareholder Information

Exchange: New York Stock Exchange
Listed Security: PFG Common Stock

Contact Investor Relations
If you have a question for Investor Relations, please contact us as follows:

The Principal Financial Group – Investor Relations
711 High Street, S-006-E41
Des Moines, Iowa 50392-0420
Phone: 1-800-986-3343, Option 4 Fax: 515-235-1959
E-mail: investor-relations@principal.com

Transfer Agent
Principal Financial Group, Inc. shareholder inquiries should be addressed to our transfer agent, Computershare Investor Services, who can help with a variety of shareholder related services, including: address changes; certificate issuance and replacement of lost stock certificates; transfer of stock to another person; account statements and balance inquiries; shareholder dividend inquiries; and selling of shares. You can call or write to the transfer agent at:

Principal Financial Group, Inc. Shareholder Services
c/o Computershare Investor Services
2 North LaSalle St.
Chicago, IL 60602
Phone: 1-866-781-1368
TDD for Hearing Impaired: 1-312-588-4110
E-mail: www.computershare.com/contactus

Registered shareholders can also access information about their Principal Financial Group, Inc. stock accounts via the Internet using the Computershare Investor Services Investor Centre web site at https://www-us.computershare.com/investor/. The Principal does not maintain or provide information directly to this site, makes no representations or warranties with respect to the information contained therein, and takes no responsibility for supplementing, correcting or updating any such information.

Annual Meeting

The Annual Meeting of Shareholders will convene at 9:00 a.m. local time, May 17, 2005 in the Auditorium at the corporate headquarters of Principal Financial Group, Inc., 711 High Street, Des Moines, Iowa, 50392.

Family of Mutual Funds Organized by Principal Life Insurance Company

Retail Funds
Principal Balanced Fund, Inc.
Principal Bond Fund, Inc.
Principal Capital Value Fund, Inc.
Principal Cash Management Fund, Inc.
Principal Government Securities Income Fund, Inc.
Principal Growth Fund, Inc.
Principal International Emerging Markets Fund, Inc.
Principal International Fund, Inc.
Principal International SmallCap Fund, Inc.
Principal LargeCap Stock Index Fund, Inc.
Principal Limited Term Bond Fund, Inc.
Principal MidCap Fund, Inc.
Principal Partners Blue Chip Fund, Inc.
Principal Partners Equity Growth Fund, Inc.
Principal Partners LargeCap Blend Fund, Inc.
Principal Partners LargeCap Value Fund, Inc.
Principal Partners MidCap Growth Fund, Inc.
Principal Partners SmallCap Growth Fund, Inc.
Principal Real Estate Securities Fund, Inc.
Principal SmallCap Fund, Inc.
Principal Tax-Exempt Bond Fund, Inc.
Principal Equity Income Fund, Inc.

All retail funds are available in two share classes - each class featuring its own fee and sales charge structure.

Institutional Funds
Principal Investors Fund, Inc.
Principal Variable Contracts Fund, Inc.*

* Available only to fund investment options in certain variable annuity and variable life insurance contracts issued by Principal Life Insurance Company.

Mutual funds and variable contracts are distributed by Princor Financial Services Corporation, a member of the Principal Financial Group, Des Moines, Iowa 50392-0200. Phone 1-800-247-4123.

The contents of this publication are for general information only and are not intended to solicit the purchase of products from companies of the Principal Financial Group.


Principal
Financial
Group


PFG
LISTED
NYSE


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2005
WASH. D.C. 185 SECTION

20 Questions

The Principal Financial Group®
2004 Financial Report


Principal
Financial
Group

Annual Report Presentation

We are presenting our annual report in two parts: this section provides detailed financial information. The other section, "2004 Annual Report" provides a company overview and financial highlights.

PRINCIPAL FINANCIAL GROUP, INC.
TABLE OF CONTENTS

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Financial Report, including the Management's Discussion and Analysis of Financial Condition and Results of Operations, contains statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to trends in operations and financial results and the business and the products of the Registrant and its subsidiaries, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on the Company. Such forward-looking statements are not guarantees of future performance.

Actual results may differ materially from those included in the forward-looking statements as a result of risks and uncertainties including, but not limited to the following: (1) a decline or increased volatility in the securities markets could result in investors withdrawing from the markets or decreasing their rates of investment, either of which could reduce our net income, revenues and assets under management; (2) our investment portfolio is subject to several risks which may diminish the value of our invested assets and affect our sales, profitability and the investment returns credited to our customers; (3) competition from companies that may have greater financial resources, broader arrays of products, higher ratings and stronger financial performance may impair our ability to retain existing customers, attract new customers and maintain our profitability; (4) a downgrade in Principal Life Insurance Company's ("Principal Life") financial strength ratings may increase policy surrenders and withdrawals, reduce new sales and terminate relationships with distributors and cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or creation of additional financial obligations; (5) our efforts to reduce the impact of interest rate changes on our profitability and surplus may not be effective; (6) if we are unable to attract and retain sales representatives and develop new distribution sources, sales of our products and services may be reduced; (7) our international businesses face political, legal, operational and other risks that could reduce our profitability in those businesses; (8) our reserves established for future policy benefits and claims may prove inadequate, requiring us to increase liabilities; (9) our ability to pay stockholder dividends and meet our obligations may be constrained by the limitations on dividends Iowa insurance laws impose on Principal Life; (10) we may need to fund deficiencies in our closed block ("Closed Block") assets which benefit only the holders of Closed Block policies; (11) changes in laws, regulations or accounting standards may reduce our profitability; (12) litigation and regulatory investigations may harm our financial strength and reduce our profitability; (13) fluctuations in foreign currency exchange rates could reduce our profitability; (14) applicable laws and our stockholder rights plan, certificate of incorporation and by-laws may discourage takeovers and business combinations that our stockholders might consider in their best interests; and (15) a downgrade in our debt ratings may adversely affect our ability to secure funds and cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or creation of additional financial obligations.

CERTIFICATIONS

J. Barry Griswell, our Chief Executive Officer, submitted a certification to the New York Stock Exchange pursuant to Section 303A.12(a) of the New York Stock Exchange Listed Company Manual on or about June 14, 2004. On March 4, 2005, J. Barry Griswell, our Chief Executive Officer, and Michael H. Gersie, our Chief Financial Officer, filed with the Securities and Exchange Commission certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to the Company's Annual Report on Form 10-K for the year ended December 31, 2004.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock began trading on the New York Stock Exchange ("NYSE") under the symbol "PFG" on October 23, 2001. Prior to such date, there was no established public trading market for our common stock. On February 21, 2005, there were approximately 536,088 stockholders of record of our common stock.

The following table presents the high and low prices for our common stock on the NYSE for the periods indicated and the dividends declared per share during such periods.

	High	Low	Dividends
2004			
First quarter	**$37.36**	**$32.13**	**—**
Second quarter	**$36.49**	**$32.09**	**—**
Third quarter	**$36.55**	**$32.00**	**—**
Fourth quarter	**$41.26**	**$34.20**	**$0.55**
2003			
First quarter	$31.20	$25.21	—
Second quarter	$34.67	$27.03	—
Third quarter	$34.10	$30.13	—
Fourth quarter	$34.36	$30.70	$0.45

We declared an annual cash dividend of $0.55 per common share on October 22, 2004, and paid such dividend on December 17, 2004, to stockholders of record on the close of business on November 12, 2004. We declared an annual cash dividend of $0.45 per common share on October 24, 2003, and paid such dividend on December 8, 2003, to stockholders of record on the close of business on November 7, 2003. Future dividend decisions will be based on and affected by a number of factors, including our operating results and financial requirements and the impact of regulatory restrictions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for a discussion of regulatory restrictions on Principal Life's ability to pay us dividends.

The following table presents the amount of our share purchase activity for the periods indicated:

Issuer Purchases of Equity Securities

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (in millions)
January 1, 2004 - January 31, 2004	**644(3)**	**$33.07**	**—**	**$147.0(1)**
February 1, 2004 - February 29, 2004	**—**	**—**	**—**	**$147.0(1)**
March 1, 2004 - March 31, 2004	**9,600(4)**	**$36.37**	**—**	**$147.0(1)**
April 1, 2004 - April 30, 2004	**2,237,500**	**$35.48**	**2,237,500**	**$ 67.6(1)**
May 1, 2004 - May 31, 2004	**2,104,811**	**$34.77**	**2,104,811**	**$694.4(1),(2)**
June 1, 2004 - June 30, 2004	**1,964,600**	**$35.32**	**1,964,600**	**$625.0(2)**
July 1, 2004 - July 31, 2004	**1,931,053(4)**	**$34.80**	**1,925,000**	**$558.0(2)**
August 1, 2004 - August 31, 2004	**2,855,800**	**$33.14**	**2,855,800**	**$463.4(2)**
September 1, 2004 - September 30, 2004	**3,454,000**	**$35.29**	**3,454,000**	**$341.5(2)**
October 1, 2004 - October 31, 2004	**3,437,500**	**$35.91**	**3,437,500**	**$218.0(2)**
November 1, 2004 - November 30, 2004	**2,255,183**	**$38.20**	**2,255,183**	**$131.9(2)**
December 1, 2004 - December 31, 2004	**1,475,700**	**$38.54**	**1,475,700**	**$ 75.0(2)**
Total	**21,726,391**	**$35.56**	**21,710,094**	**$ 75.0(2)**

(1) In May 2003, our board of directors authorized a repurchase program of up to $300.0 million of our outstanding common stock. This program began after the completion of the November 2002 repurchase program, which authorized the repurchase of up to $300.0 million of our outstanding common stock. On May 26, 2004, the program that was announced in May 2003 was completed.

(2) In May 2004, our board of directors authorized a repurchase program of up to $700.0 million of our outstanding common stock. Our first purchase on this program was on May 28, 2004, which was after the completion of the May 2003 repurchase program, which authorized the repurchase of up to $300.0 million of our outstanding common stock. There is no expiration date for the program that was announced in May 2004.

(3) Principal Financial Services, Inc., a subsidiary of Principal Financial Group, Inc., purchased J.F. Molloy and Associates, Inc. effective January 2, 2004. At the time of acquisition, 644 shares of the common stock of Principal Financial Group, Inc., which were granted as part of our demutualization, were held in the name of J.F. Molloy and Associates, Inc.

(4) In March 2004, 9,600 shares and in July 2004, 6,053 shares, respectively, represent the portion of the shares of common stock utilized to execute certain stock incentive awards.

Selected Financial Data

The following table sets forth certain selected historical consolidated financial information of Principal Financial Group, Inc. We derived the consolidated financial information for each of the years ended December 31, 2004, 2003 and 2002 and as of December 31, 2004 and 2003 from our audited consolidated financial statements and notes to the financial statements included in this Financial Report. We derived the consolidated financial information for the years ended December 31, 2001 and 2000 and as of December 31, 2002, 2001 and 2000 from our audited consolidated financial statements not included in this Financial Report. The following summary of consolidated financial information has been prepared in accordance with U.S. GAAP.

In order to fully understand our consolidated financial information, you should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the notes to the financial statements included in this Financial Report. The results for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

	As of or for the year ended December 31,				
	2004(1)	2003(1)	2002(1)	2001(1)	2000(1)
	($ in millions, except per share data)				
Income Statement Data:					
Revenues:					
Premiums and other considerations	**$ 3,710.0**	$ 3,630.7	$ 3,877.8	$ 4,094.5	$ 3,974.6
Fees and other revenues	**1,472.0**	1,185.8	950.4	868.2	920.9
Net investment income	**3,226.5**	3,233.4	3,173.1	3,327.6	3,169.8
Net realized/unrealized capital gains (losses)	**(104.8)**	(63.2)	(374.1)	(491.9)	140.1
Total revenues	**$ 8,303.7**	$ 7,986.7	$ 7,627.2	$ 7,798.4	$ 8,205.4
Income from continuing operations, net of related income taxes (benefits)	**$ 702.5**	$ 647.3	$ 446.4	$ 249.8	$ 554.2
Income (loss) from discontinued operations, net of related income taxes(2)	**128.8**	102.4	(23.2)	119.7	66.0
Income before cumulative effect of accounting changes	**831.3**	749.7	423.2	369.5	620.2
Cumulative effect of accounting changes, net of related income taxes(3)	**(5.7)**	(3.4)	(280.9)	(10.7)	—
Net income	**$ 825.6**	$ 746.3	$ 142.3	$ 358.8	$ 620.2
Earnings per Share Data(4):					
Income from continuing operations per share:					
Basic	**$ 2.24**	$ 1.99	$ 1.27	$ 0.69	N/A
Diluted	**$ 2.23**	$ 1.98	$ 1.27	$ 0.69	N/A
Net income per share:					
Basic	**$ 2.64**	$ 2.29	$ 0.41	$ 0.99	N/A
Diluted	**$ 2.62**	$ 2.28	$ 0.41	$ 0.99	N/A
Common shares outstanding at year-end (in millions)	**300.6**	320.7	334.4	360.1	N/A
Weighted-average common shares outstanding for the year (in millions)	**313.3**	326.0	350.2	362.4	N/A
Weighted-average common shares and potential common shares outstanding for the year for computation of diluted earnings per share (in millions)	**314.7**	326.8	350.7	362.4	N/A
Cash dividends per share	**$ 0.55**	$ 0.45	$ 0.25	N/A	N/A
Balance Sheet Data:					
Total assets	**$113,798.1**	$107,754.4	$89,870.6	$88,350.5	$84,404.9
Long-term debt	**$ 843.5**	$ 1,374.3	$ 1,332.5	$ 1,378.4	$ 1,336.5
Common stock(5)	**$ 3.8**	$ 3.8	$ 3.8	$ 3.8	$ —
Additional paid-in capital(6)	**7,269.4**	7,153.2	7,106.3	7,072.5	—
Retained earnings (deficit)(7)	**1,289.5**	630.4	29.4	(29.1)	6,312.5
Accumulated other comprehensive income (loss)	**1,313.3**	1,171.3	635.8	147.5	(60.0)
Treasury stock, at cost	**(2,331.7)**	(1,559.1)	(1,118.1)	(374.4)	—
Total stockholders' equity	**$ 7,544.3**	$ 7,399.6	$ 6,657.2	$ 6,820.3	$ 6,252.5
Other Supplemental Data:					
Assets under management ($ in billions)	**$ 168.7**	$ 144.9	$ 111.1	$ 120.2	$ 117.5
Number of employees (actual)	**13,976**	14,976	15,038	17,138	17,473

(1) For a discussion of items materially affecting the comparability of 2004, 2003, and 2002, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Transactions Affecting Comparability of Results of Operations."

Our consolidated financial information for 2001 and 2000 was affected by the following transactions that affect year-to-year comparability:

- On February 1, 2002, we sold our remaining stake of 15.1 million shares of Coventry Health Care. We accounted for our investment in Coventry using the equity method prior to its sale. Our share of Coventry's net income was $20.2 million and $20.6 million for the years ended December 31, 2001 and 2000, respectively.

- On October 1, 2001, Spectrum Asset Management ("Spectrum") became an affiliate of Principal Global Investors. The acquisition was accounted for using the purchase method and the results of operations of the acquired business have been included in our financial statements from the date of acquisition. In October 2002, we purchased the remaining 20% of Spectrum. We included revenues of $11.0 million, $5.9 million and $0.8 million for the years ended December 31, 2003, 2002 and 2001, respectively, in our consolidated results of operations.

- On September 25, 2001, we disposed of all the stock of PT Asuransi Jiwa Principal Indonesia, our subsidiary in Indonesia. We received nominal proceeds, which resulted in a realized capital loss of $6.7 million in 2001. We included nominal revenues and net loss from our operations in Indonesia in our consolidated results of operations for the year ended December 31, 2001. We received an additional $1.4 million in 2003 pursuant to the 2001 sale agreement, resulting in a $0.9 million after-tax realized capital gain.

- On February 15, 2001, we disposed of all of the stock of Principal International España, S.A. de Seguros de Vida, our subsidiary in Spain, for nominal proceeds, resulting in a realized capital loss of $38.4 million, or $21.0 million net of income tax, ceasing our business operations in Spain. We did not include revenues or net income from our operations in Spain in our consolidated results of operations for the year ended December 31, 2001. We included revenues of $49.4 million and net loss of $1.2 million from our operations in Spain in our consolidated results of operations for the year ended December 31, 2000.

(2) See "Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements, Note 3, Discontinued Operations" for a description of our discontinued operations.

(3) See "Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements, Note 1, Nature of Operations and Significant Accounting Policies" for a description of recent accounting changes.

(4) Earnings per share information for 2001 represents unaudited pro forma earnings per common share for the year ended December 31, 2001. For purposes of calculating pro forma per diluted share information, weighted-average shares outstanding were used. For the period January 1, 2001 through October 25, 2001, we estimated 360.8 million common shares were outstanding. This consists of 260.8 million shares issued to eligible policyholders in our demutualization and the 100.0 million shares issued in our initial public offering ("IPO") which closed on October 26, 2001. For the period October 26, 2001 through December 31, 2001, actual shares outstanding were used in the weighted-average share calculation.

(5) During 2001, we issued 260.8 million shares of common stock as compensation in the demutualization, 100.0 million shares of common stock in our IPO and 15.0 million shares of common stock as a result of the exercise of over-allotment options granted to underwriters in the IPO. All shares issued have a $0.01 per share par value.

(6) As of December 31, 2001, represents: a) additional paid-in capital from the demutualization resulting from the reclassification of residual retained earnings of Principal Mutual Holding Company, net of common stock issued ($5,047.7 million); b) net proceeds, net of common stock issued, from the sale of 100.0 million shares of common stock in our IPO ($1,752.9 million); c) net proceeds, net of common stock issued, from the exercise of over-allotment options granted to underwriters in the IPO ($265.2 million); and d) common stock issued and held in a rabbi trust ($6.7 million).

(7) As of December 31, 2001, represents a $29.1 million net loss for the period October 26, 2001 through December 31, 2001. Retained earnings as of October 26, 2001, were reclassified to additional paid-in capital as a result of our demutualization.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following analysis discusses our financial condition as of December 31, 2004, compared with December 31, 2003, and our consolidated results of operations for the years ended December 31, 2004, 2003 and 2002, and, where appropriate, factors that may affect our future financial performance. The discussion should be read in conjunction with our audited consolidated financial statements and the related notes to the financial statements and the other financial information included elsewhere in this Financial Report.

Forward-Looking Information

Our narrative analysis below contains forward-looking statements intended to enhance the reader's ability to assess our future financial performance. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments, and contain words and phrases such as "anticipate," "believe," "plan," "estimate," "expect," "intend," and similar expressions. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on us. Such forward-looking statements are not guarantees of future performance.

Actual results may differ materially from those included in the forward-looking statements as a result of risks and uncertainties including, but not limited to the following: (1) a decline or increased volatility in the securities markets could result in investors withdrawing from the markets or decreasing their rates of investment, either of which could reduce our net income, revenues and assets under management; (2) our investment portfolio is subject to several risks which may diminish the value of our invested assets and affect our sales, profitability and the investment returns credited to our customers; (3) competition from companies that may have greater financial resources, broader arrays of products, higher ratings and stronger financial performance may impair our ability to retain existing customers, attract new customers and maintain our profitability; (4) a downgrade in Principal Life Insurance Company's ("Principal Life") financial strength ratings may increase policy surrenders and withdrawals, reduce new sales and terminate relationships with distributors and cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or creation of additional financial obligations; (5) our efforts to reduce the impact of interest rate changes on our profitability and surplus may not be effective; (6) if we are unable to attract and retain sales representatives and develop new distribution sources, sales of our products and services may be reduced; (7) our international businesses face political, legal, operational and other risks that could reduce our profitability in those businesses; (8) our reserves established for future policy benefits and claims may prove inadequate, requiring us to increase liabilities; (9) our ability to pay stockholder dividends and meet our obligations may be constrained by the limitations on dividends Iowa insurance laws impose on Principal Life; (10) we may need to fund deficiencies in our closed block ("Closed Block") assets which benefit only the holders of Closed Block policies; (11) changes in laws, regulations or accounting standards may reduce our profitability; (12) litigation and regulatory investigations may harm our financial strength and reduce our profitability; (13) fluctuations in foreign currency exchange rates could reduce our profitability; (14) applicable laws and our stockholder rights plan, certificate of incorporation and by-laws may discourage takeovers and business combinations that our stockholders might consider in their best interests; and (15) a downgrade in our debt ratings may adversely affect our ability to secure funds and cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or creation of additional financial obligations.

Overview

We provide financial products and services through the following segments:

- U.S. Asset Management and Accumulation, which consists of our asset accumulation operations which provide retirement savings and related investment products and services, and our asset management operations conducted through Principal Global Investors. We provide a comprehensive portfolio of asset accumulation products and services to businesses and individuals in the U.S., with a concentration on small and medium-sized businesses, which we define as businesses with fewer than 1,000 employees. We offer to businesses products and services for defined contribution pension plans, including 401(k) and 403(b) plans, defined benefit pension plans, non-qualified executive benefit plans, and employee stock ownership plan consulting services. We also offer annuities, mutual funds and bank products and services to the employees of our business customers and other individuals. Principal Global Investors offers an extensive range of equity, fixed income and real estate investments as well as specialized overlay and advisory services to institutional investors.
- International Asset Management and Accumulation, which consists of Principal International, offers retirement products and services, annuities, long-term mutual funds and life insurance through operations in Chile, Mexico, Hong Kong, Brazil, India, Japan, and Malaysia. On July 2, 2004, we closed the sale of Principal International Argentina S.A. ("PI Argentina"), our subsidiary in Argentina, and its wholly owned subsidiaries, Principal Life Compañía de Seguros, S.A. and Principal Retiro Compañía de Seguros de Retiro, S.A. Consequently, the results of operations for PI Argentina are reported as other after-tax adjustments for all periods presented. Prior to October 31, 2002, the segment included BT Financial Group, an Australia based asset manager. We sold substantially all of BT Financial Group, effective October 31, 2002. See "Transactions Affecting Comparability of Results of Operations."

- Life and Health Insurance, which provides individual life insurance, health insurance as well as specialty benefits in the U.S. Our individual life insurance products include universal and variable universal life insurance and traditional life insurance. Our health insurance products include group medical insurance and fee-for-service. Our specialty benefit products include group dental and vision insurance, individual and group disability insurance, and group life insurance.
- Corporate and Other, which manages the assets representing capital that has not been allocated to any other segment. Financial results of the Corporate and Other segment primarily reflect our financing activities (including interest expense), income on capital not allocated to other segments, intersegment eliminations, income tax risks and certain income, expenses and other after-tax adjustments not allocated to the segments based on the nature of such items.

Our historical results contain a Mortgage Banking segment, which engaged in originating, purchasing, selling and servicing residential mortgage loans in the U.S. On July 1, 2004, we closed the sale of Principal Residential Mortgage, Inc. to CitiMortgage, Inc., described further in "Transactions Affecting Comparability of Results of Operations."

Economic Factors and Trends

Improvements in the equity markets along with an increase in net cash flow have led to increases in asset accumulation's account values and our asset management's assets under management.

In our International Asset and Accumulation segment, we continued to grow our existing business through organic growth in our existing subsidiaries and a combination of joint ventures and strategic acquisitions.

Over the past few years, we have shifted our marketing emphasis to universal and variable universal life insurance products from traditional life insurance products in our Life and Health segment. We are also in the early stages of a trend toward voluntary products sponsored by employers.

Profitability

Our profitability depends in large part upon our:

- amount of assets under management;
- spreads we earn on our policyholders' general account balances;
- ability to generate fee revenues by providing administrative and investment management services;
- ability to price our life and health insurance products at a level that enables us to earn a margin over the cost of providing benefits and the expense of acquiring and administering those products, which is primarily a function of competitive conditions, persistency, our ability to assess and manage trends in mortality and morbidity experience, our ability to generate investment earnings and our ability to maintain expenses in accordance with pricing assumptions;
- ability to manage our investment portfolio to maximize investment returns and minimize risks such as interest rate changes or defaults or impairments of invested assets;
- ability to effectively hedge fluctuations in foreign currency to U.S. dollar exchange rates; and
- ability to manage our operating expenses.

Critical Accounting Policies and Estimates

The increasing complexity of the business environment and applicable authoritative accounting guidance requires us to closely monitor our accounting policies. Our significant accounting policies are described in "Financial Statements and Supplementary Data, Notes to Consolidated Financial Statements, Note 1 Nature of Operations and Significant Accounting Policies". We have identified four critical accounting policies that are complex and require significant judgment and estimates about matters that are inherently uncertain. A summary of our critical accounting policies is intended to enhance the reader's ability to assess our financial condition and results of operations and the potential volatility due to changes in estimates and changes in guidance. The identification, selection and disclosure of critical accounting estimates and policies have been discussed with the Audit Committee of the Board of Directors.

Valuation of Invested Assets

Fixed Maturities, Available-for-Sale. Fixed maturity securities include bonds, mortgage-backed securities and redeemable preferred stock. We classify our fixed maturity securities as either available-for-sale or trading and, accordingly, carry them at fair value. Since many of the fixed maturity securities that we invest in are private market assets, there are not readily available market quotes to determine the fair market value. These assets are valued using a spread pricing matrix. Securities are grouped into pricing categories that vary by asset class, sector, rating, and average life. Each pricing category is assigned a risk spread based on studies of observable public market data or market clearing data from the investment professionals assigned to specific security classes. The expected cash flows of the security are then discounted back at the current Treasury curve plus the appropriate risk spread. Although the matrix valuation approach provides a fair valuation of each pricing category, the valuation of an individual security within each pricing category may actually be impacted by company specific factors. Certain market events that could impact the valuation of securities include issuer credit ratings, business climate, management changes, litigation, and government actions among others. An interest rate increase in the range of 20 to 100 basis points, and holding credit spreads constant, produces total values of $33.1 billion and $31.7 billion, as compared to the recorded amount of $33.5 billion related to our fixed maturity, available-for-sale assets held by the Principal Life general account.

When evaluating a fixed maturity security for impairment, we consider relevant facts and circumstances in evaluating whether the impairment is other than temporary. Relevant facts and circumstances considered include: (1) the length of time the fair value has been below cost; (2) the financial position and access to capital of the issuer, including the current and future impact of any specific events; and (3) our ability and intent to hold the security to maturity or until it recovers in value. To the extent we determine that a security is deemed to be other than temporarily impaired, the difference between amortized cost and fair value is charged to net income.

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if an impairment is other than temporary. These risks and uncertainties include: (1) the risk that our assessment of an issuer's ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer; (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated; (3) the risk that our investment professionals are making decisions based on fraudulent or misstated information in the financial statements provided by issuers; and (4) the risk that new information obtained by us or changes in other facts and circumstances lead us to change our intent to hold the security to maturity or until it recovers in value. Any of these situations could result in a charge to net income in a future period. At December 31, 2004, we had $5,668.6 million in available-for-sale fixed maturity securities with gross unrealized losses totaling $96.4 million. Included in the gross unrealized losses are losses attributable to both movements in market interest rates as well as temporary credit issues. Net income would be reduced by approximately $62.7 million, on an after-tax basis, if all the securities were deemed to be other than temporarily impaired. In 2004, we recognized $15.8 million in gains on the sales of impaired securities and an additional $34.9 million in impairment losses on assets that had previously been impaired.

Mortgage Loans. Mortgage loans consist primarily of commercial mortgage loans on real estate. At December 31, 2004, commercial mortgage loans aggregated to $10,224.7 million. Commercial mortgage loans are generally reported at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method, and net of valuation allowances. Commercial mortgage loans held for sale are carried at the lower of cost or fair value, less cost to sell, and reported as mortgage loans in the statements of financial position.

Commercial mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to contractual terms of the loan agreement. When we determine that a loan is impaired, a provision for loss is established for the difference between the carrying amount of the mortgage loan and the estimated value. Estimated value is based on either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or fair value of the collateral. The provision for losses is reported as a net realized/unrealized capital loss on our consolidated statements of operations. Mortgage loans deemed to be impaired are directly charged against the asset or charged against the allowance for losses, and subsequent recoveries are credited to the allowance for losses. The allowance for losses is maintained at a level believed adequate by us to absorb estimated probable credit losses.

The determination of the calculation and the adequacy of the mortgage loan allowance and mortgage impairments are subjective. Our periodic evaluation and assessment of the adequacy of the allowance for losses and the need for mortgage impairments is based on known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions, loss experience and other relevant factors. The calculation for determining loan specific impairment amounts is also subjective, as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans. Our financial position is sensitive to changes in estimated cash flows from mortgages, the value of the collateral, and changes in the economic environment in general. The allowance for losses can be expected to increase when economic conditions worsen and decrease when economic conditions improve.

Insurance Reserves

Reserves are liabilities representing estimates of the amounts that will come due, at some point in the future, to our contractholders. U.S. GAAP, allowing for some degree of managerial judgment, prescribes the methods of establishing reserves.

Future policy benefits and claims include reserves for certain insurance products that are computed using assumptions of mortality, morbidity, lapse, investment performance and expense. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility. For long duration insurance contracts, once these assumptions are made for a given policy or group of policies, they will not be changed over the life of the policy. However, significant changes in experience or assumptions may require us to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves may also be established for short duration contracts to provide for expected future losses. Our reserve levels are reviewed throughout the year using internal analysis including, among other things, experience studies, claim development analysis and annual statutory asset adequacy analysis. To the extent experience indicates potential loss recognition, we recognize losses on certain lines of business. The ultimate accuracy of the assumptions on these long-tailed insurance products cannot be determined until the obligation of the entire block of business on which the assumptions were made is extinguished. Short-term variances of actual results from the assumptions used in the computation of the reserves are reflected in current period net income and can impact quarter-to-quarter net income.

Future policy benefits and claims also include reserves for incurred but unreported health claims. We recognize claims costs in the period the service was provided to our members. However, claims costs incurred in a particular period are not known with certainty until after we receive, process and pay the claims. We determine the amount of this liability using actuarial methods based on historical claim payment patterns as well as emerging medical cost trends to determine our estimate of claim liabilities. We also look back to assess how our prior periods' estimates developed. To the extent appropriate, changes in such development are recorded as a change to current period claim expense. For the years ending 2004, 2003 and 2002, the amount of the claim reserve adjustment made in that period for prior period estimates was within a reasonable range given our normal claim fluctuations.

Deferred Policy Acquisition Costs ("DPAC")

Commissions and other costs (underwriting, issuance and agency expenses) that vary with and are primarily related to the acquisition of new and renewal insurance policies and investment contract business are capitalized to the extent recoverable. Maintenance costs and acquisition costs that are not deferrable are charged to operations as incurred.

DPAC for universal life-type insurance contracts and participating life insurance policies and investment contracts are being amortized over the expected lives of the policies and contracts in relation to the emergence of estimated gross profit margins. This amortization is adjusted in the current period when estimates of estimated gross profit are revised. The DPAC of non-participating term life insurance policies are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policyholder liabilities.

DPAC are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period. DPAC would be written off to the extent that it is determined that future policy premiums and investment income or gross profit margins would not be adequate to cover related losses and expenses.

Excluding non-participating term life insurance policies, the DPAC asset is amortized in relation to the gross profits of the underlying policies, over the expected lifetime of these policies. At issue, we develop an estimate of the expected future gross profits. These estimated gross profits contain assumptions relating to mortality, morbidity, investment yield and expenses. As actual experience emerges, the gross profits may vary from those expected either in magnitude or timing. For our universal life and investment contracts, we are required by accounting practice to reflect the actual gross profits of the underlying policies. In addition, we are required to revise our assumptions regarding future experience as soon as the current assumptions become no longer actuarially credible. Both actions, reflecting actual experience and changing future estimates, can cause changes in the amount of the asset and the pattern of future amortization.

We utilize a mean reversion method (reversion to the mean assumption), a common industry practice, to determine the future equity market growth rate assumption used for the amortization of DPAC on investment contracts pertaining to individual variable annuities and group annuities which have separate account equity investment options. This practice assumes that the expectation for long-term appreciation is not changed by minor short-term market fluctuations. We periodically update these estimates and evaluate the recoverability of DPAC. When appropriate, we revise our assumptions of the estimated gross profits of these contracts, and the cumulative amortization is re-estimated and adjusted by a cumulative charge or credit to current operations.

The total DPAC asset balance as of December 31, 2004, was $1.8 billion. The impact of a 1% reduction in the long-term investment performance rate assumption on separate accounts in our DPAC models is an estimated $7.7 million reduction in the DPAC asset as of December 31, 2004. Also, removing the mean reversion methodology from the DPAC asset calculation has no impact on the December 31, 2004, asset. Positive equity market performance during 2004 resulted in an observed reversion to the mean as of the end of 2004.

Benefit Plans

The reported expense and liability associated with pension and other postretirement benefit plans requires the use of assumptions. Numerous assumptions are made regarding the discount rate, expected long-term rate of return on plan assets, turnover, expected compensation increases, health care claim costs, health care cost trends, retirement rates, and mortality. The discount rate and the expected return on plan assets have the most significant impact on the level of cost.

The assumed discount rate is determined by projecting future benefit payments and discounting those cash flows using rates based on the Bloomberg AA Finance yield to maturity curves. For 2004 year-end, we set the discount rate at 6.00%. A 0.25% decrease in the discount rate would increase pension benefits Projected Benefit Obligation ("PBO") and the 2005 Net Periodic Pension Cost ("NPPC") by approximately $56.7 million and $9.3 million, respectively. A 0.25% decrease in the discount rate would increase other post-retirement benefits Accumulated Postretirement Benefit Obligation ("APBO") and the 2005 Net Periodic Benefit Cost ("NPBC") by approximately $9.4 million and $0.6 million, respectively. A 0.25% increase in the discount rate would result in decreases in benefit obligations and expenses at a level generally commensurate with that noted above.

The assumed long-term rate of return on plan assets is generally set at the long-term rate expected to be earned based on the long-term investment policy of the plans and the various classes of the invested funds. Historical returns of multiple asset classes were analyzed to develop a risk-free real rate of return and risk premiums for each asset class. The overall long-term rate for each asset class was developed by combining a long-term inflation component, the risk free real rate of return, and the associated risk premium. A weighted average rate was developed based on long-term returns for each asset class, the plan's target asset allocation policy, and the tax structure of the trusts. For 2005 NPPC and 2005 NPBC for other-post retirement benefits, an 8.5% and 7.3% weighted average long-term rate of return assumption will be used, respectively. A 0.25% decrease in the long-term rate of return would increase 2005 NPPC by approximately $2.8 million and the 2005 NPBC by approximately $1.0 million. A 0.25% increase in this rate would result in a decrease to expense at the same levels. The expected return on plan assets is based on the fair market value of plan assets as of September 30, 2004.

The compensation increase assumption is generally set at a rate consistent with current and expected long-term compensation and salary policy, including inflation.

Gains and losses are amortized using a straight-line amortization method over the average remaining service period of employees. Actuarial gains/losses are amortized over approximately 9 years for pension costs and over approximately 13 years for other postretirement benefit costs.

Prior service costs are amortized on a weighted average basis over approximately 5 years for pension costs and over approximately 8 years for other postretirement benefit costs.

Transactions Affecting Comparability of Results of Operations

Acquisitions

We acquired the following businesses, among others, during the past three years:

ABN AMRO Trust Services Company. On December 17, 2004, we announced an agreement to acquire ABN AMRO Trust Services Company ("ABN AMRO") a Chicago-based pension and retirement business. ABN AMRO provides full-service defined contribution recordkeeping and investment services in the U.S. administering, approximately 280 401(k) plans with more than 120,000 participants, representing $4.0 billion in full-service account values. We closed the transaction on December 31, 2004. The operations of ABN AMRO will be reported in our U.S. Asset Management and Accumulation segment.

Columbus Circle Investors. On October 14, 2004, we agreed to purchase a 70% interest in Columbus Circle Investors ("Columbus Circle"). We expect the acquisition of Columbus Circle to increase our assets under management by approximately $3.5 billion. Columbus Circle has specialized expertise in the management of growth equities. We closed the transaction on January 3, 2005. The operations of Columbus Circle will be reported in our U.S. Asset Management and Accumulation segment.

Principal Fund Management (Hong Kong) Limited. On January 31, 2004, our wholly owned subsidiary, Principal Asset Management Company (Asia) Limited, purchased a 100% ownership of Dao Heng Fund Management in Hong Kong from Guoco Group Limited ("Guoco"). Effective September 17, 2004, we changed the name of this subsidiary to Principal Fund Management (Hong Kong) Limited. This acquisition increases our presence in the Hong Kong defined contribution pension market and increases the potential of our long-term mutual fund operations. Effective January 31, 2004, we report these operations in our International Asset Management and Accumulation segment.

Molloy Companies. On December 17, 2003, we signed an agreement to acquire the Molloy Companies. The Molloy Companies consist of J.F. Molloy & Associates, Inc., Molloy Medical Management, Inc., Molloy Actuarial and Consulting Corporation and Molloy Wellness Company. The Molloy Companies offer companies and organizations consultative, administrative and claims services for insured and self-funded health plans through top benefit brokers and consultants. Effective January 2, 2004, the operations of the Molloy Companies are reported in our Life and Health segment.

Principal PNB Asset Management Company. On August 31, 2003, we announced that our wholly owned subsidiary, Principal Financial Group (Mauritius) Ltd., had entered into a joint venture agreement with Punjab National Bank ("PNB") and Vijaya Bank, two large Indian commercial banks, to sell long-term mutual funds and related financial services in India. We closed the transaction on May 5, 2004. The new company is called Principal PNB Asset

Management Company. As part of this transaction, we rolled our existing fund management company, Principal Asset Management Company, into the joint venture. We have retained 65% of the new company, sold 30% to PNB, who merged their own PNB funds into the new company, and 5% to Vijaya Bank.

As part of our International Asset Management and Accumulation segment, we account for Principal PNB Asset Management Company's statements of financial position using the full consolidation method of accounting. Activity that affected our statements of operations before our acquisition of majority ownership of the subsidiary on June 24, 2003 was accounted for using the equity method of accounting.

Post Advisory Group. On August 21, 2003, we agreed to purchase approximately 68% of Post Advisory Group ("Post Advisory") for approximately $101.6 million. Effective October 15, 2003, we owned 23% of Post Advisory and purchased an additional 45% on, January 5, 2004. Our assets under management have increased $5.9 billion as a result of the acquisition. Effective October 15, 2003, the operations of Post Advisory are reported in our U.S. Asset Management and Accumulation segment.

AFORE Tepeyac S.A. de C.V. On February 28, 2003, we purchased a 100% ownership of AFORE Tepeyac S.A. de C.V. ("AFORE Tepeyac") in Mexico from Mapfre American Vida, Caja Madrid and Mapfre Tepeyac for MX$590.0 million Mexican Pesos ("MX$") (approximately U.S. $53.5 million). The operations of AFORE Tepeyac have been integrated into Principal International, Inc., as a part of our International Asset Management and Accumulation segment.

Benefit Consultants, Inc. On January 1, 2003, we acquired Benefit Consultants, Inc. ("BCI Group") headquartered in Appleton, Wisconsin. BCI Group is a full-service consulting, actuarial and administration firm that specializes in administering qualified and nonqualified retirement benefit plans with a primary focus on employee stock ownership plans. Effective, January 1, 2003, the operations of BCI Group are reported in our U.S. Asset Management and Accumulation segment. We have integrated BCI Group operations into Principal Life and refer to it as employer securities group.

Zurich AFORE S.A. de C.V. On May 31, 2002, we purchased a 100% ownership of Zurich AFORE S.A. de C.V. ("Zurich AFORE") in Mexico from Zurich Financial Services for MX$468.4 million (approximately U.S. $49.0 million). The operations of Zurich AFORE have been integrated into Principal International, Inc., as a part of our International Asset Management and Accumulation segment.

Dispositions

We entered into disposition agreements or disposed of the following businesses, among others, during the past three years:

Principal International Argentina S.A. On July 2, 2004, we closed the sale of PI Argentina, our subsidiary in Argentina, and its wholly owned subsidiaries, Principal Life Compañía de Seguros, S.A. and Principal Retiro Compañía de Seguros de Retiro, S.A. Our total after-tax proceeds from the sale were approximately U.S. $29.2 million.

PI Argentina qualifies for discontinued operations treatment under Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment of Disposal of Long-Lived Assets* ("SFAS 144"), therefore, the results of operations have been removed from our results of continuing operations, cash flows and segment operating earnings for all periods presented.

Selected financial information for the discontinued operations of PI Argentina is as follows:

	December 31,	
	2004	2003
	(in millions)	
Assets		
Total investments	$—	$31.3
All other assets	—	10.9
Total assets	$—	$42.2
Liabilities		
Policyholder liabilities	$—	$31.1
All other liabilities	—	2.1
Total liabilities	$—	$33.2

	For the year ended December 31,		
	2004	2003	2002
	(in millions)		
Total revenues	**$ 5.8**	$10.1	$28.5
Income (loss) from discontinued operations:			
Income (loss) before income taxes	**$ 0.3**	$(1.7)	$ 5.6
Income taxes	**0.1**	0.2	1.9
Income (loss) from discontinued operations, net of related income taxes(1)	**0.2**	(1.9)	3.7
Income on disposal of discontinued operations, net of related income taxes	**9.8**	—	—
Net income (loss)	**$10.0**	$(1.9)	$ 3.7

(1) The 2004 summary results of operations information is for the six months ended prior to the July 2, 2004, sale of PI Argentina and, accordingly, there is no statement of operations data to present subsequent to the date of the sale.

Principal Residential Mortgage, Inc. On July 1, 2004, we closed the sale of Principal Residential Mortgage, Inc. to CitiMortgage, Inc. Our total after-tax proceeds from the sale were approximately U.S. $620.0 million. Our Mortgage Banking segment, which includes Principal Residential Mortgage, Inc., is accounted for as a discontinued operation, under SFAS 144 and therefore, the results of operations (excluding corporate overhead) have been removed from our results of continuing operations, cash flows and segment operating earnings for all periods presented. Corporate overhead allocated to our Mortgage Banking segment does not qualify for discontinued operations treatment under SFAS 144 and is included in our results of continuing operations and segment operating earnings for all periods prior to July 1, 2004.

Selected financial information for the discontinued operations of our Mortgage Banking segment is as follows:

	December 31,	
	2004	2003
	(in millions)	
Assets		
Mortgage loans	$—	$2,256.5
Mortgage loan servicing rights	—	1,951.9
Cash and cash equivalents	—	674.6
All other assets	—	675.8
Total assets	$—	$5,558.8
Liabilities		
Short-term debt	$—	$1,450.9
Long-term debt	—	1,393.0
All other liabilities	—	2,242.8
Total liabilities	$—	$5,086.7

	For the year ended December 31,		
	2004	2003	2002
		(in millions)	
Total revenues	**$446.1**	$1,396.8	$1,153.0
Loss from continuing operations, net of related income taxes (represents corporate overhead)	**$(10.3)**	$ (18.1)	$ (16.7)
Income from discontinued operations:			
Income before income taxes	**48.3**	113.6	271.8
Income taxes	**18.3**	42.3	112.2
Income from discontinued operations, net of related income taxes(1)	**30.0**	71.3	159.6
Income on disposal of discontinued operations, net of related income taxes	**92.3**	—	—
Cumulative effect of accounting change, net of related income taxes	**—**	(10.0)	—
Net income	**$112.0**	$ 43.2	$ 142.9

(1) The 2004 summary results of operations information is for the six months ended prior to the July 1, 2004, sale of Principal Residential Mortgage, Inc. and, accordingly, there is no statement of operations data to present subsequent to the date of the sale.

Our U.S. Asset Management and Accumulation segment held $804.8 million of residential mortgage banking escrow deposits (reported as other liabilities) as of December 31, 2003. The purchaser (or acquirer) closed out the banking escrow deposit accounts as a result of the sale. U.S. Asset Management and Accumulation total revenues from this arrangement reclassified to discontinued operations for the years ended December 31, 2004, 2003 and 2002 were $(5.6) million, $28.6 million and $30.5 million, respectively. Income (loss) from discontinued operations net of related income taxes, for the years ended December 31, 2004, 2003 and 2002 were $(3.5) million, $11.2 million and $10.2 million, respectively.

BT Financial Group. On October 31, 2002, we sold substantially all of BT Financial Group to Westpac Banking Corporation ("Westpac"). As of December 31, 2004, we have received proceeds of A$958.9 million Australian dollars ("A$") (U.S. $537.4 million) from Westpac.

Our total after-tax proceeds from the sale were approximately U.S. $890.0 million. This amount includes cash proceeds from Westpac, expected tax benefits, and a gain from unwinding the hedged asset associated with our investment in BT Financial Group.

BT Financial Group is accounted for as a discontinued operation and therefore, the results of operations (excluding corporate overhead) have been removed from our results of continuing operations, cash flows and segment operating earnings for all periods presented. Corporate overhead allocated to BT Financial Group does not qualify for discontinued operations treatment under SFAS 144, and therefore is included in our results of continuing operations and segment operating earnings for periods prior to October 31, 2002.

The results of operations (excluding corporate overhead) for BT Financial Group are reported as other after-tax adjustments in our International Asset Management and Accumulation segment. Selected financial information for the discontinued operations is as follows:

	For the year ended December 31,		
	2004	2003	2002
		(in millions)	
Total revenues	$—	$ —	$ 139.7
Loss from continuing operations, net of related income taxes (represents corporate overhead)	$—	$ —	$ (2.6)
Income (loss) from discontinued operations:			
Income before income taxes	—	—	17.7
Income taxes	—	—	5.7
Income from discontinued operations(1)	—	—	12.0
Income (loss) on disposal, net of related income taxes(2)	—	21.8	(208.7)
Income (loss) from discontinued operations, net of related income taxes	—	21.8	(196.7)
Cumulative effect of accounting changes, net of related income taxes	—	—	(255.4)
Net income (loss)	$—	$21.8	$(454.7)

(1) The 2002 summary results of operations information is for the ten months ended October 31, 2002, the date of sale of BT Financial Group and, accordingly, there is no statement of operations data to present for 2003 or 2004.

(2) Net of related income tax benefits of $14.6 million and $89.6 million in 2003 and 2002, respectively.

In connection with the 2002 sale of BT Financial Group, we agreed to indemnify the purchaser, Westpac for, among other things, the costs associated with potential late filings made by BT Financial Group in New Zealand prior to Westpac's ownership, up to a maximum of A$250.0 million Australian dollars (approximately U.S. $195.0 million as of December 31, 2004). New Zealand securities regulations allow Australian issuers to issue their securities in New Zealand provided that certain documents are appropriately filed with the New Zealand Registrar of Companies. Specifically, the regulations require that any amendments to constitutions and compliance plans be filed in New Zealand. In April 2003, the New Zealand Securities Commission ("the Commission") opined that such late filings would result in certain New Zealand investors having a right to return of their investment plus interest at 10% per annum from the date of investment. This technical issue affected many in the industry. On April 15, 2004, the New Zealand government enacted legislation that will provide issuers, including BT Financial Group, the opportunity for retroactive relief from such late filing violations. The law allows issuers to apply for judicial validation of non-compliant issuances resulting from late filings. The law further provides that judicial relief is mandatory and unconditional unless an investor was materially prejudiced by the late filing. Such judicial relief has been granted to BT Financial Group and Westpac with regard to the vast majority of affected investors. As a result, we do not believe that this matter will result in a material adverse effect on our business or financial position. It is possible, however, that it could have a material adverse effect on net income in a particular quarter or annual period.

On December 24, 2004, Westpac lodged several warranty and indemnification claims related to the sale of BT Financial Group. Under the sales agreement, certain warranty claims were required to be lodged by December 31, 2004. The claims aggregate approximately A$50.0 million Australian dollars (approximately U.S. $40.0 million) with the majority of the claims (approximately A$45.0 million Australian dollars, or U.S. $35.0 million) related to fund pricing and accounting issues around a tax asset called future income tax benefit ("FITB"). FITB is an asset used in calculating unit pricing of funds. Westpac claims that BT Financial Group incorrectly accrued FITB assets in valuing asset portfolios of BT funds in Australia and New Zealand and that as a result fund values were overstated. We intend to vigorously defend against these claims. Although we cannot predict the outcome of this matter or reasonably estimate possible losses, we do not believe that it would result in a material adverse effect on our business or financial position. It is possible, however, that it could have a material adverse effect on net income in a particular quarter or annual period.

Coventry Health Care. On February 1, 2002, we sold our remaining stake of 15.1 million shares of Coventry Health Care, Inc. ("Coventry") common stock and a warrant, exercisable for 3.1 million shares of Coventry common stock. We received proceeds of $325.4 million, resulting in a net realized capital gain of $183.0 million, or $114.5 million net of income taxes.

We reported our investment in Coventry in our Corporate and Other segment and accounted for it using the equity method prior to its sale. Our share of Coventry's net income was $2.1 million for the year ended December 31, 2002.

Other Transactions

IRS Tax Payment Related to 1999 - 2000 Tax Years. The Internal Revenue Service (the "Service") completed the examination for 1999 - 2000 on December 29, 2004, and issued a notice of deficiency. We paid the deficiency (approximately $444.0 million, including interest) in January 2005 and plan to file claims for refund relating to the disputed adjustments. The majority of the deficiency is attributable to the disallowance of carrybacks of capital losses, net operating losses and foreign tax credits arising in years after 2001; we expect the Service to allow the carrybacks upon completion of the audit of the returns for the years in which the losses and credits arose. The remainder of the deficiency is attributable to both contested issues and adjustments that we have accepted. We believe that we have adequate defenses against, or sufficient provisions for, the contested issues. Consequently, we do not expect the ultimate resolution of issues in tax years 1999 - 2000 to have a material impact on our net income. In order to make the January 2005 payment, we utilized some of our short-term debt capacity as a funding source. Short-term debt capacity and available cash will provide sufficient liquidity for our operations until the longer-term funding strategy is finalized during the first quarter of 2005. While the amount representing the disallowed carrybacks should be refunded within the next year, final settlement on the contested issues could take several years while legal remedies are pursued.

Synthetic Fuel Production Facility. In June 2004, we acquired a significant variable interest in a coal-based synthetic fuel production facility where we are not the primary beneficiary. Our minority ownership interest was acquired in exchange for consideration of $37.0 million, which is primarily comprised of a non-recourse note payable for $36.0 million, as well as a commitment to fund our pro-rata share of the operations. We have also agreed to make additional payments to the seller based on our pro-rata allocation of the tax credits generated by the facility. The synthetic fuel produced at the facility through 2007 qualifies for tax credits pursuant to Section 29 of the Internal Revenue Code (currently credits are not available for fuel produced after 2007). Our obligation to support the entity's future operations is, therefore, limited to the tax benefit we expect to receive.

Reinsurance Transaction. Effective January 1, 2002, we entered into a reinsurance agreement to reinsure group medical insurance contracts. We amended the contract, and effective January 1, 2003, the reinsurance contract was reported under the deposit method of accounting. Compared to 2002, this reduces ceded premiums and claims and increases operating expenses with no impact to net income.

Effective January 1, 2005, we have terminated this reinsurance contract. The catastrophic coverage never became payable during the term of the contract. Ending the reinsurance contract will result in a pre-tax cost savings of over $6.0 million per year.

Fluctuations in Foreign Currency to U.S. Dollar Exchange Rates

Fluctuations in foreign currency to U.S. dollar exchange rates for countries in which we have operations can affect reported financial results. In years when foreign currencies weaken against the U.S. dollar, translating foreign currencies into U.S. dollars results in fewer U.S. dollars to be reported. When foreign currencies strengthen, translating foreign currencies into U.S. dollars results in more U.S. dollars to be reported.

Foreign currency exchange rate fluctuations create variances in our financial statement line items but have not had a material impact on our consolidated income from continuing operations. Our consolidated income from continuing operations was positively impacted $1.7 million for the year ended December 31, 2004 and negatively impacted $5.1 million and $7.7 million for the years ended December 31, 2003, and 2002, respectively, as a result of fluctuations in foreign currency to U.S. dollar exchange rates. For a discussion of our approaches to foreign currency exchange rate risk, see "Quantitative and Qualitative Disclosures about Market Risk."

Pension and Other Postretirement Benefit Expense

Impact of Curtailment on Pension and Other Postretirement Benefit Plans

The divestiture of Principal Residential Mortgage, Inc. created a pre-tax gain of approximately $19.2 million in curtailment accounting under the pension and other postretirement benefit plans. In addition, a pre-tax loss of approximately $1.8 million was recognized related to contractual termination benefits associated with the divestiture. The gain and loss are included in the discontinued operations for the year ended December 31, 2004.

Impact of Remeasurement on Pension Benefit Expense

Due to the curtailment accounting related to the divestiture of Principal Residential Mortgage, Inc. discussed above, we conducted a mid-year remeasurement as of July 1, 2004 of the 2004 home office pension and other postretirement benefit expense. The July 1, 2004, remeasurement and fourth quarter 2004 pension expense for the home office employees was based on a 6.5% discount rate and an 8.5% expected long-term return on assets assumption. We use an October 1 measurement date, which results in a three-month lag between the measurement date and the fiscal year-end. Therefore, the July 1, 2004, remeasurement affected the fourth quarter 2004 pension expense. The pension expense for fourth quarter was $9.5 million. The Principal Residential Mortgage, Inc. divestiture did not affect the pension plans or other postretirement benefit plans covering the agents and managers. The agents' pension expense continued to be based on a 6.25% discount rate and 8.5% expected long-term return on assets assumption, which were the assumptions used as of 2003 fiscal year end.

Excluding the curtailment gains and losses, the remeasured 2004 annual pension benefit expense for substantially all of our employees and certain agents is approximately $51.8 million pre-tax. This amount is reflected in the determination of net income for the year ended December 31, 2004. This is a $4.6 million decrease from the original 2004 pre-tax pension expense of $56.4 million and an $8.4 million decrease from the 2003 pre-tax pension expense of $60.2 million. The decrease in the remeasured 2004 expense compared to the original 2004 expense is due to the removal of Principal Residential Mortgage, Inc. employees, higher discount rate and higher-than-expected return on plan assets as of July 1, 2004. In addition, the decrease in expense over 2003 is due to the plan's liability experience, an increase in the turnover assumption, and the asset performance.

Impact of Remeasurement and Medicare Act on Other Postretirement Benefit Expense

The recognition of the Medicare Prescription Drug, Improvement and Modernization Act (the "Medicare Act") was reflected in the other postretirement benefit expense in fourth quarter. The Medicare Act introduces a prescription drug benefit under Medicare (Medicare Part D), as well as a federal tax-free subsidy to sponsors of retiree prescription drug plans. The prescription drug benefits offered by the sponsor must be at least actuarially equivalent to benefits offered under Medicare Part D to qualify for the subsidy. This subsidy is effective in 2006 and would only apply to benefits paid for qualifying retirees who have not enrolled in Medicare Part D.

On July 26, 2004, the Centers of Medicare and Medicaid Services ("CMS") issued proposed regulations that provided guidance on the definition of actuarially equivalent retiree prescription drug coverage. These regulations aided in our third quarter 2004 determination that the majority of our retiree prescription drug benefit coverage is actuarially equivalent to Medicare's Part D prescription drug plan and thus makes us eligible for the tax-free subsidy beginning in 2006. Accordingly, we conducted a mid-year remeasurement during third quarter 2004 of our retiree medical plans covering home office employees and agents and managers.

The third quarter 2004 remeasurement and fourth quarter other postretirement benefit expense was based on a 6.5% discount rate and a 7.3% expected long-term return on assets assumption. The recognition of the Medicare Act reduced the retiree medical obligations by approximately 11%. Since there is a three-month lag between the measurement date and the fiscal year-end, the third quarter 2004 remeasurement affected the fourth quarter 2004 expense. The other postretirement benefit income in the fourth quarter of 2004 was $2.1 million.

Excluding the curtailment gains and losses noted above, approximately $5.8 million of pre-tax other postretirement benefit income was reflected in the determination of net income for the year ended December 31, 2004. This is a $0.9 million increase from the original 2004 pre-tax other postretirement benefit income of $4.9 million that was calculated prior to the curtailment accounting due to the Principal Residential Mortgage, Inc. divestiture and the recognition of the Medicare Act. The increase in the remeasured 2004 income compared to the original 2004 income is due to the removal of Principal Residential Mortgage, Inc. employees, higher discount rate, and the recognition of the Medicare Act.

2005 Pension Expense

The 2005 pension expense for substantially all of our employees and certain agents is expected to be approximately $48.6 million. This is a decrease of $3.2 million over the 2004 pension expense, excluding curtailment gains and losses noted above, of $51.8 million. This decrease is due to the removal of Principal Residential Mortgage, Inc. employees and asset performance that exceeded expectations. Partially offsetting this was the increase attributable to the use of a lower discount rate. The discount rate used to value the liabilities was lowered to 6.0% from the 2003 year end discount rate of 6.25%. The long-term return on assets assumption remained at 8.5%.

Recent Accounting Changes

On December 21, 2004, the Financial Accounting Standards Board (the "FASB") issued FASB Staff Position No. 109-2, *Accounting and Disclosure Guidance for the Foreign Earning Repatriation Provision within the American Jobs Creation Act of 2004* ("FSP 109-2"). The American Jobs Creation Act of 2004 (the "Act") was enacted on October 22, 2004, and introduces, among other things, a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer ("repatriation provision"), provided certain criteria are met. FSP 109-2 was issued to allow additional time for companies to determine whether any foreign earnings will be repatriated under the Act's repatriation provision, given the law was enacted late in the year and certain provisions are unclear. Under FSP 109-2, companies that take the additional time are required to provide disclosures about the status of the company's evaluation and the potential effects of its decision. FSP 109-2 is effective for the year ended December 31, 2004. We are still evaluating the effects of the Act.

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment*, ("SFAS 123R"). SFAS 123R requires all share-based payments to employees to be recognized at fair value in the financial statements. SFAS 123R replaces FASB Statement No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), supersedes

Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure- an Amendment of FASB Statement No. 123* and amends FASB Statement No. 95, *Statement of Cash Flows*. SFAS 123R is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. Accordingly, we will be adopting SFAS 123R effective July 1, 2005. This Statement will not have a material impact on our consolidated financial statements as we began expensing all stock options using a fair-value based method effective for the year beginning January 1, 2002. We applied the prospective method of transition as prescribed by SFAS 123.

SFAS No. 153, *Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29* ("SFAS 153"), was issued in December 2004. APB Opinion No. 29, *Accounting for Nonmonetary Transactions* ("APB 29"), provides the basic principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. However, APB 29 includes certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary exchanges occurring on or after July 1, 2005. We plan to adopt SFAS 153 on July 1, 2005 and will subsequently recognize gains, resulting from real estate exchanges that meet the commercial substance criteria, as they occur.

On March 9, 2004, the SEC Staff issued Staff Accounting Bulletin ("SAB") 105, *Application of Accounting Principles to Loan Commitments* ("SAB 105"), in which the SEC Staff expressed their view that the fair value of recorded loan commitments, including interest rate lock commitments ("IRLCs"), that are required to follow derivative accounting under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, should not consider the expected future cash flows related to the associated servicing of the loan. We record IRLCs at zero value at date of issuance with subsequent gains or losses measured by changes in market interest rates. Therefore, this SAB did not have a material impact on our consolidated financial statements.

In March 2004, the Emerging Issues Task Force ("EITF") reached a final consensus on Issue 03-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments* ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. This EITF was originally effective for the period beginning July 1, 2004. However, on September 30, 2004, the FASB issued a Staff Position delaying the accounting and measurement provisions of EITF 03-1 until additional clarifying guidance can be issued. Due to the uncertainties that still exist with this guidance, we are unable to estimate the impact EITF 03-1 will have to our consolidated financial statements.

On July 7, 2003, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-1, *Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts* ("SOP 03-1"). This SOP addresses an insurance enterprise's accounting for certain fixed and variable contract features not covered by other authoritative accounting guidance. We adopted SOP 03-1 effective January 1, 2004, and recorded a cumulative effect of accounting change of $(5.7) million, which is net of income tax benefits of $3.0 million. The accounting change impacted our Life and Health Insurance, U.S. Asset Management and Accumulation and International Asset Management and Accumulation segments.

SOP 03-1 addresses the classification of contracts and calculation of an additional liability for contracts that contain significant insurance features. The adoption of the guidance required the recognition of an additional liability in cases where the insurance benefit feature resulted in gains in early years followed by losses in later years. The accrual and release of the additional liability also impacted the amortization of DPAC. As of January 1, 2004, we increased future policyholder benefits due to our no lapse guarantee feature of our universal life and variable universal life products within our Life and Health Insurance segment and for variable annuities with guaranteed minimum death benefits in our U.S. Asset Management and Accumulation segment. This resulted in an after-tax cumulative effect of $(0.9) million in the Life and Health Insurance segment and $(1.5) million in the U.S. Asset Management and Accumulation segment.

SOP 03-1 also requires contracts which provide for potential benefits in addition to the account balance that are payable only upon annuitization to establish an additional liability if the present value of the annuitized benefits exceed the expected account balance at the expected annuitization date. In that regard, we also had an after-tax cumulative effect related to an equity method investment within our International Asset Management and Accumulation segment of $(3.3) million, net of income taxes, as of January 1, 2004, for select deferred annuity products, which include guaranteed annuitization purchase rates.

In addition, the guidance clarifies the accounting and classification for sales inducements. Although the valuation impacts were immaterial, we reclassified $30.3 million of sales inducements from DPAC to other assets.

Results of Operations

The following table presents summary consolidated financial information for the years indicated:

	For the year ended December 31,		
	2004	2003	2002
		(in millions)	
Income Statement Data:			
Revenues:			
Premiums and other considerations	**$3,710.0**	$3,630.7	$3,877.8
Fees and other revenues	**1,472.0**	1,185.8	950.4
Net investment income	**3,226.5**	3,233.4	3,173.1
Net realized/unrealized capital losses	**(104.8)**	(63.2)	(374.1)
Total revenues	**8,303.7**	7,986.7	7,627.2
Expenses:			
Benefits, claims and settlement expenses	**4,959.5**	4,855.8	5,197.5
Dividends to policyholders	**296.7**	307.9	316.6
Operating expenses	**2,165.9**	1,998.7	1,741.6
Total expenses	**7,422.1**	7,162.4	7,255.7
Income from continuing operations before income taxes	**881.6**	824.3	371.5
Income taxes (benefits)	**179.1**	177.0	(74.9)
Income from continuing operations, net of related income taxes (benefits)	**702.5**	647.3	446.4
Income (loss) from discontinued operations, net of related income taxes	**128.8**	102.4	(23.2)
Income before cumulative effect of accounting changes	**831.3**	749.7	423.2
Cumulative effect of accounting changes, net of related income taxes	**(5.7)**	(3.4)	(280.9)
Net income	**$ 825.6**	$ 746.3	$ 142.3

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Premiums and other considerations increased $79.3 million, or 2%, to $3,710.0 million for the year ended December 31, 2004, from $3,630.7 million for the year ended December 31, 2003. The increase reflected a $77.6 million increase from the Life and Health segment primarily due to strong sales and favorable retention in our specialty benefits business and health insurance rate increases partially offset by a decline in premiums resulting from a shift in marketing emphasis from individual traditional life insurance products to individual universal and variable universal life insurance products.

Fees and other revenues increased $286.2 million, or 24%, to $1,472.0 million for the year ended December 31, 2004, from $1,185.8 million for the year ended December 31, 2003. U.S. Asset Management and Accumulation fees and other revenues increased $185.5 million primarily related to an increase in fees from our separate accounts and due to improvements in the equity markets and net cash flow, which have led to higher account values. In addition, Life and Health Insurance fees and other revenues increased $83.0 million primarily due to growth in the individual universal and variable universal life insurance business and the acquisition of the Molloy Companies effective January 2, 2004.

Net investment income decreased $6.9 million to $3,226.5 million for the year ended December 31, 2004, from $3,233.4 million for the year ended December 31, 2003. The decrease was primarily related to a decrease in annualized investment yields. The yield on average invested assets and cash was 5.8% for the year ended December 31, 2004, compared to 6.2% for the year ended December 31, 2003. This reflects lower yields on invested assets due in part to a lower interest rate environment. Partially offsetting the decrease was a $3,002.0 million, or 6% increase in average invested assets and cash.

Net realized/unrealized capital losses increased $41.6 million, or 66%, to $104.8 million for the year ended December 31, 2004, from $63.2 million for the year ended December 31, 2003. The increase in net realized losses was primarily due to higher mark to market losses related to hedging activities ($75.9 million), fewer mark to market gains on certain seed money investments ($38.3 million), and the impact of foreign currency transaction gains and losses ($38.1 million) offset by fewer other than temporary declines in the value of certain fixed maturity securities ($108.1 million).

The following table highlights the contributors to net realized/unrealized capital gains and losses for the year ended December 31, 2004.

	For the year ended December 31, 2004			
	Impairments and credit losses	Other net realized gains (losses)	Hedging adjustments	Net realized/ unrealized capital gains (losses)
	(in millions)			
Fixed maturity securities(1)	**$(50.3)**	**$22.1**	**$ (0.7)**	**$ (28.9)**
Equity securities(2)	**(8.1)**	**17.6**	**—**	**9.5**
Mortgage loans on real estate(3)	**(12.5)**	**—**	**—**	**(12.5)**
Derivatives	**—**	**—**	**(101.4)**	**(101.4)**
Other(4)	**(13.0)**	**35.9**	**5.6**	**28.5**
Total	**$(83.9)**	**$75.6**	**$(96.5)**	**$(104.8)**

(1) Impairments include $60.6 million of impairment losses and $15.8 million in recoveries on the sale of previously impaired assets. Credit losses include $13.4 million in gains and $18.9 million in losses related to credit triggered sales. Other net realized gains (losses) includes gross realized gains of $31.2 million and gross realized losses of $9.1 million.

(2) Impairments include $8.1 million of impairment losses. Other net realized gains (losses) includes gross realized gains of $21.5 million and gross realized losses of $3.9 million.

(3) Impairments include $22.4 million in realized losses due to sale, foreclosure, or direct write-down of mortgage loans, a $2.1 million recovery on a previously impaired commercial mortgage, a $6.9 million decrease in loan specific reserves, and a $1.3 million decrease in the general commercial mortgage valuation allowance.

(4) Other net realized gains (losses) includes $42.3 million in mark to market and realized gains on seed money.

Benefits, claims and settlement expenses increased $103.7 million, or 2%, to $4,959.5 million for the year ended December 31, 2004, from $4,855.8 million for the year ended December 31, 2003. The increase was primarily due to a $93.7 million increase from the International Asset Management and Accumulation segment, primarily due to an increase in Chile related to higher reserve expenses due to the strengthening of the Chilean peso versus the U.S. dollar and higher sales of single premium annuities with life contingencies in 2004 following a year of decreased sales due to market contraction.

Dividends to policyholders decreased $11.2 million, or 4%, to $296.7 million for the year ended December 31, 2004, from $307.9 million for the year ended December 31, 2003. The decrease was due to a $9.2 million decrease from the Life and Health Insurance segment, resulting from changes in the individual life insurance dividend scale and a decrease in the individual life insurance dividend interest crediting rates due to a declining interest rate environment.

Operating expenses increased $167.2 million, or 8%, to $2,165.9 million for the year ended December 31, 2004, from $1,998.7 million for the year ended December 31, 2003. The increase was primarily due to a $98.4 million increase from the Life and Health Insurance segment primarily resulting from the acquisition of the Molloy Companies in 2004, increased DPAC amortization, and growth in our specialty benefits business. The increase also reflected a $68.5 million increase from the U.S. Asset Management and Accumulation segment, primarily reflecting an increase in amortization of DPAC in 2004 and an increase in non-deferrable expenses.

Income taxes increased $2.1 million, or 1%, to $179.1 million for the year ended December 31, 2004, from $177.0 million for the year ended December 31, 2003. The effective income tax rate was 20% for the year ended December 31, 2004, and 21% for the year ended December 31, 2003. The effective income tax rate for the year ended December 31, 2004 was lower than the corporate income tax rate of 35% primarily due to income tax deductions allowed for corporate dividends received, 2004 tax credits on our investment in a synthetic fuel production facility, and interest exclusion from taxable income. The effective income tax rate for the year ended December 31, 2003 was lower than the corporate income tax rate of 35% primarily due to income tax deductions allowed for corporate dividends received and a favorable settlement of an IRS audit issue.

As a result of the foregoing factors and the inclusion of income from discontinued operations and the cumulative effect of accounting changes, net of related income taxes, net income increased $79.3 million, or 11% to $825.6 million for the year ended December 31, 2004, from $746.3 million for the year ended December 31, 2003. The income from discontinued operations was related to our sale of Principal Residential Mortgage, Inc. and our Argentine companies in 2004 and a change in the estimated loss on disposal of BT Financial Group in 2003. The cumulative effect of accounting changes were related to our implementation of SOP 03-1 in 2004 and our implementation of FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46") in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Premiums and other considerations decreased $247.1 million, or 6%, to $3,630.7 million for the year ended December 31, 2003, from $3,877.8 million for the year ended December 31, 2002. The decrease reflected a $326.5 million decrease from the U.S. Asset Management and Accumulation segment, primarily a result of a decrease in premiums from single premium group annuities with life contingencies, which are typically used to fund defined benefit pension plan terminations. The premium income we receive from these contracts fluctuates due to the variability in the number and size of pension plan terminations in the market, the interest rate environment and our ability to attract new sales. The decrease was partially offset by a $45.6 million increase from the Life and Health Insurance segment, primarily related to increased disability sales and favorable retention in our specialty benefits business.

Fees and other revenues increased $235.4 million, or 25%, to $1,185.8 million for the year ended December 31, 2003, from $950.4 million for the year ended December 31, 2002. The increase was primarily due to a $185.2 million increase from the U.S. Asset Management and Accumulation segment primarily related to an increase in management and performance fees, growth in assets under management and growth in account values, which was due to growth in the equity markets and net cash flows. In addition, the Life and Health segment fees and other revenues increased $25.7 million due to growth in the individual universal and variable universal life insurance business and our fee-for-service business.

Net investment income increased $60.3 million, or 2%, to $3,233.4 million for the year ended December 31, 2003, from $3,173.1 million for the year ended December 31, 2002. The increase was primarily related to a $4,797.8 million, or 10%, increase in average invested assets and cash. Partially offsetting this increase was a decrease in annualized investment yields. The yield on average invested assets and cash was 6.2% for the year ended December 31, 2003, compared to 6.8% for the year ended December 31, 2002. The decrease reflects lower average investment yields due in part to a lower interest rate environment.

Net realized/unrealized capital losses decreased $310.9 million, or 83%, to $63.2 million for the year ended December 31, 2003, from $374.1 million for the year ended December 31, 2002. The decrease is due to a $199.8 million decrease in other than temporary declines in the value of certain fixed maturity and equity securities, a $164.2 million increase in gains related to the mark to market and sales of certain seed money investments, a $93.0 million decrease in losses related to credit impaired sales, and $25.4 million increase in transaction gains due to the strengthening of the foreign currency exchange rates. These items are partially offset by a $183.0 million capital gain related to the sale of our investment in Coventry in 2002 and $53.7 million less gains on the sale of other fixed maturity securities in 2003.

The following table highlights the contributors to net realized/unrealized capital gains and losses for the year ended December 31, 2003.

	For the year ended December 31, 2003			
	Impairments and credit losses	Other net realized gains (losses)	Hedging adjustments	Net realized/ unrealized capital gains (losses)
		(in millions)		
Fixed maturity securities(1)	$(190.3)	$ 30.3	$(62.3)	$(222.3)
Equity securities(2)	(4.6)	8.9	—	4.3
Mortgage loans on real estate(3)	(2.2)	—	—	(2.2)
Derivatives	—	—	107.2	107.2
Other(4)	—	115.3	(65.5)	49.8
Total	$(197.1)	$154.5	$(20.6)	$ (63.2)

(1) Impairments include $173.7 million of impairment losses and $21.1 million in recoveries on the sale of previously impaired assets. Credit losses include $5.1 million in gains and $42.8 million in losses related to credit triggered sales. Other net realized gains (losses) includes gross realized gains of $50.6 million and gross realized losses of $20.3 million.

(2) Impairments include $10.8 million of impairment losses and $6.2 million in recoveries on the sale of previously impaired assets. Other net realized gains (losses) includes gross realized gains of $9.8 million and gross realized losses of $0.9 million.

(3) Impairments include $36.2 million in realized losses due to sale, foreclosure, or direct write-downs of commercial mortgage loans offset by a $34.0 million decrease in commercial mortgage valuation allowance.

(4) Other net realized gains (losses) includes $80.6 million for mark to market gains on seed money and $35.2 million related to foreign currency transaction gains.

Benefits, claims and settlement expenses decreased $341.7 million, or 7%, to $4,855.8 million for the year ended December 31, 2003, from $5,197.5 million for the year ended December 31, 2002. The decrease was primarily due to a $390.6 million decrease from the U.S. Asset Management and Accumulation segment, primarily reflecting the decline in reserves resulting from a decrease in sales of single premium group annuities with life contingencies.

Dividends to policyholders decreased $8.7 million, or 3%, to $307.9 million for the year ended December 31, 2003, from $316.6 million for the year ended December 31, 2002. The decrease was due to a $6.0 million decrease from the Life and Health Insurance segment, resulting from changes in the individual life insurance dividend scale and a decrease in the dividend interest crediting rates. In addition, the decrease was attributable to a $2.7 million decrease from the U.S. Asset Management and Accumulation segment, resulting from a decrease in dividends for our participating pension full-service accumulation products.

Operating expenses increased $257.1 million, or 15%, to $1,998.7 million for the year ended December 31, 2003, from $1,741.6 million for the year ended December 31, 2002. The increase reflected a $181.0 million increase from the U.S. Asset Management and Accumulation segment, primarily reflecting the full consolidation of our newly acquired Post Advisory subsidiary, higher incentive compensation accruals and increases in employee benefit costs. In addition, the Life and Health Insurance segment operating expenses increased $53.6 million primarily due to higher employee benefit costs.

Income taxes increased $251.9 million to $177.0 million of income taxes for the year ended December 31, 2003, from $74.9 million of income tax benefits for the year ended December 31, 2002. The effective income tax rate was 21% for the year ended December 31, 2003, and -20% for the year ended December 31, 2002. The effective income tax rates for the years ended December 31, 2003 and 2002 were lower than the corporate income tax rate of 35% primarily due to income tax deductions allowed for corporate dividends received and favorable settlements of an IRS audit issue. The increase in the effective tax rate to 21% in 2003 from -20% in 2002 was primarily due to a more favorable settlement of an IRS audit issue in 2002.

As a result of the foregoing factors and the inclusion of income or loss from discontinued operations and the cumulative effect of accounting changes, net of related income taxes, net income increased $604.0 million to $746.3 million for the year ended December 31, 2003, from $142.3 million for the year ended December 31, 2002. The income or loss from discontinued operations was related to our sale of Principal Residential Mortgage, Inc., our Argentine companies and BT Financial Group. The cumulative effect of accounting changes were related to our implementation of FIN 46 in 2003 and SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142") in 2002.

Results of Operations by Segment

We use segment operating earnings, which exclude the effect of net realized/unrealized capital gains and losses, as adjusted, and other after-tax adjustments, for goal setting, determining employee compensation, and evaluating performance on a basis comparable to that used by securities analysts. Segment operating earnings are determined by adjusting U.S. GAAP net income for net realized/unrealized capital gains and losses, as adjusted, and other after-tax adjustments we believe are not indicative of overall operating trends. Note that after-tax adjustments have occurred in the past and could recur in future reporting periods. While these items may be significant components in understanding and assessing our consolidated financial performance, we believe the presentation of segment operating earnings enhances the understanding of our results of operations by highlighting earnings attributable to the normal, ongoing operations of our businesses.

The following table presents segment information as of or for the years ended December 31, 2004, 2003 and 2002:

	As of or for year ended December 31,		
	2004	**2003**	**2002**
		(in millions)	
Operating revenues by segment:			
U.S. Asset Management and Accumulation	**$ 3,741.9**	$ 3,622.4	$ 3,750.0
International Asset Management and Accumulation	**518.4**	399.5	348.7
Life and Health Insurance	**4,181.3**	4,014.3	3,946.8
Corporate and Other(1)	**(23.0)**	26.8	1.6
Total segment operating revenues	**8,418.6**	8,063.0	8,047.1
Net realized/unrealized capital losses, including recognition of front-end fee revenues and certain market value adjustments to fee revenues(2)	**(114.9)**	(76.3)	(419.9)
Total revenue per consolidated statements of operations	**$ 8,303.7**	$ 7,986.7	$ 7,627.2
Operating earnings (loss) by segment, net of related income taxes:			
U.S. Asset Management and Accumulation	**$ 499.0**	$ 422.6	$ 360.7
International Asset Management and Accumulation	**40.3**	34.5	19.2
Life and Health Insurance	**256.2**	241.2	233.1
Mortgage Banking(3)	**(10.3)**	(18.1)	(16.7)
Corporate and Other	**(20.4)**	(12.5)	(17.0)
Total segment operating earnings, net of related income taxes.	**764.8**	667.7	579.3
Net realized/unrealized capital losses, as adjusted(2)	**(62.3)**	(49.3)	(247.3)
Other after-tax adjustments(4)	**123.1**	127.9	(189.7)
Net income per consolidated statements of operations	**$ 825.6**	$ 746.3	$ 142.3
Assets by segment:			
U.S. Asset Management and Accumulation(5)	**$ 94,394.6**	$ 83,904.8	$70,371.9
International Asset Management and Accumulation	**3,642.0**	3,011.4	2,202.5
Life and Health Insurance	**13,185.4**	12,171.8	11,356.3
Mortgage Banking	**—**	5,558.8	3,740.1
Corporate and Other(6)	**2,576.1**	3,107.6	2,199.8
Total consolidated assets	**$113,798.1**	$107,754.4	$89,870.6

(1) Includes inter-segment eliminations primarily related to internal investment management fee revenues and commission fee revenues paid to U.S. Asset Management and Accumulation agents for selling Life and Health Insurance segment insurance products.

(2) In addition to sales activity and other than temporary impairments, net realized/unrealized capital gains (losses) include unrealized gains (losses) on mark to market changes in certain seed money investments and investments classified as trading securities, as well as unrealized gains (losses) on certain derivatives. Net realized/unrealized capital gains (losses), as adjusted, are net of income taxes, net realized capital gains and losses distributed, minority interest capital gains and losses, related changes in the amortization pattern of deferred policy acquisition and sales

inducement costs, recognition of front-end fee revenues for sales charges on pension products and services and certain market value adjustments to fee revenues.

	For the year ended December 31,		
	2004	2003	2002
		(in millions)	
Net realized/unrealized capital losses	**$(104.8)**	$(63.2)	$(374.1)
Certain market value adjustments to fee revenues	**(8.0)**	(17.7)	(31.8)
Recognition of front-end fee revenues	**(2.1)**	4.6	(14.0)
Net realized/unrealized capital losses, including recognition of front-end fee revenues and certain market value adjustments to fee revenues	**(114.9)**	(76.3)	(419.9)
Amortization of deferred policy acquisition and sales inducement costs related to net realized capital gains (losses)	**6.2**	5.1	35.4
Capital (gains) losses distributed	**(4.4)**	(3.3)	1.5
Minority interest capital gains	**(0.3)**	(0.1)	—
Net realized/unrealized capital losses, including recognition of front-end fee revenues and certain market value adjustments to fee revenues, net of related amortization of deferred policy acquisition costs, capital gains distributed, and minority interest capital gains	**(113.4)**	(74.6)	(383.0)
Income tax effect	**51.1**	25.3	135.7
Net realized/unrealized capital losses, as adjusted	**$ (62.3)**	$(49.3)	$(247.3)

(3) Corporate overhead allocated to our Mortgage Banking segment does not qualify for discontinued operations treatment under SFAS 144 and was included in our results of continuing operations and segment operating earnings prior to July 1, 2004.

(4) For the year ended December 31, 2004, other after-tax adjustments of $123.1 million included (1) the positive effects of: (a) discontinued operations related to the sale of Principal Residential Mortgage, Inc. ($118.8 million) and (b) discontinued operations related to the sale of our Argentine companies ($10.0 million) and (2) the negative effect of a cumulative effect of accounting change related to the implementation of SOP 03-1 ($5.7 million). For the year ended December 31, 2003, other after-tax adjustments of $127.9 million included (1) the positive effects of: (a) income from discontinued operations related to the sale of Principal Residential Mortgage, Inc. ($82.5 million); (b) a decrease in income tax reserves established for contested IRS tax audit matters ($28.9 million) and (c) a change in the estimated loss on disposal of BT Financial Group ($21.8 million) and (2) the negative effect of: (a) a cumulative effect of accounting change related to the implementation of FIN 46 ($3.4 million) and (b) a loss from discontinued operations related to the sale of our Argentine companies ($1.9 million). For the year ended December 31, 2002, other after-tax adjustments of $189.7 million included (1) the negative effects of: (a) a cumulative effect of accounting change related to our implementation of SFAS 142 ($280.9 million); (b) a loss from the discontinued operations of BT Financial Group ($196.7 million); (c) an increase to a loss contingency reserve established for sales practice litigation ($21.6 million); and (d) expenses related to our demutualization ($2.0 million) and (2) the positive effect of: (a) income from discontinued operations related to the sale of Principal Residential Mortgage, Inc. ($169.8 million); (b) the settlement of an IRS audit issue ($138.0 million); and (c) income from discontinued operations related to the sale of our Argentine companies ($3.7 million).

(5) U.S. Asset Management and Accumulation separate account assets include shares of the Principal Financial Group stock allocated to a separate account, a result of our demutualization. The value of the separate account was $782.8 million, $833.9 million, and $1.0 billion at December 31, 2004, 2003, and 2002, respectively. Changes in the fair value of the separate account are reflected in both separate account assets and separate account liabilities.

(6) Includes inter-segment elimination amounts related to an internal line of credit, internally generated mortgage loans, and long-term borrowings. The Corporate and Other segment managed a revolving line of credit used by other segments. The U.S. Asset Management and Accumulation segment and Life and Health Insurance segment reported mortgage loan assets issued for real estate joint ventures. These mortgage loans were reported as liabilities in the Corporate and Other segment. In prior years, the U.S. Asset Management and Accumulation segment had provided a source of funding for the Mortgage Banking segment's mortgage servicing rights.

U.S. Asset Management and Accumulation Segment

Asset Accumulation Trends

Our sales of pension, institutional and other asset accumulation products and services in the U.S. have been affected by overall trends in the U.S. retirement services industry, as our customers rely less on defined benefit retirement plans, social security and other government programs. Continuing trends in the work environment include a more mobile workforce and the desire of employers to shift the market risk of retirement investments to employees by offering defined contribution plans rather than defined benefit plans. The graying of the population and recent market volatility are also driving growing interest in products generating stable income during retirement. These trends are increasing the demand for defined contribution pension arrangements such as 401(k) plans, mutual funds, annuities and bank IRA's. The "baby-boom" generation of U.S. workers has reached an age at which saving for retirement is critical and it continues to seek increased retirement savings using additional tax-advantaged investment products for retirement. Considering these trends, asset accumulation account values increased as of December 31, 2004, primarily due to significant additional gross new deposits, solid performance of the equity markets and retention of assets from existing clients. The interest rate environment continued its low trend in 2004 while the S & P 500 posted a 10.9% gain resulting in a strong increase in total account values and assets under management by the end of 2004.

The following table provides a summary of U.S. Asset Accumulation account values as of December 31, 2004, 2003 and 2002:

As of	U.S. Asset Accumulation Total account values
	(in billions)
December 31, 2004	**$108.6**
December 31, 2003	91.7
December 31, 2002	73.8

Asset Management Trends

Asset management services have been among the most profitable and rapidly growing sectors of the financial services industry, at both the retail and institutional level. We seek to take advantage of current trends, which indicate that both retail and institutional investors embrace specialization, providing increased fees to successful active managers with expertise in specialty and niche areas. We have experienced very good success in winning institutional asset management mandates and expect to see continued growth in this area. Our U.S. third-party assets under management increased $6.4 billion during 2004.

The following table provides a summary of Principal Global Investors' affiliated and third-party assets under management as of December 31, 2004, 2003 and 2002:

	Principal Global Investors		
As of	Affiliated assets under management	Third-party assets under management	Total assets under management
		(in billions)	
December 31, 2004	**$96.9**	**$31.1**	**$128.0**
December 31, 2003	88.6	24.7	113.3
December 31, 2002	77.7	14.6	92.3

U.S. Asset Management and Accumulation Segment Summary Financial Data

The following table presents certain summary financial data relating to the U.S. Asset Management and Accumulation segment for the years indicated:

	For the year ended December 31,		
	2004	2003	2002
		(in millions)	
Operating Earnings Data:			
Operating revenues(1):			
Premiums and other considerations	**$ 370.1**	$ 420.0	$ 746.5
Fees and other revenues	**1,016.2**	833.7	681.2
Net investment income	**2,355.6**	2,368.7	2,322.3
Total operating revenues	**3,741.9**	3,622.4	3,750.0
Expenses:			
Benefits, claims and settlement expenses, including dividends to policyholders	**2,099.8**	2,146.6	2,539.9
Operating expenses	**994.5**	923.4	759.8
Total expenses	**3,094.3**	3,070.0	3,299.7
Pre-tax operating earnings	**647.6**	552.4	450.3
Income taxes	**148.6**	129.8	89.6
Operating earnings	**499.0**	422.6	360.7
Net realized/unrealized capital losses, as adjusted	**(97.1)**	(82.1)	(250.5)
Other after-tax adjustments	**(5.0)**	9.5	10.2
U.S. GAAP Reported:			
Net income	**$ 396.9**	$ 350.0	$ 120.4

(1) Excludes net realized/unrealized capital losses and their impact on recognition of front-end fee revenues and certain market value adjustments to fee revenues.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Premiums and other considerations decreased $49.9 million, or 12%, to $370.1 million for the year ended December 31, 2004, from $420.0 million for the year ended December 31, 2003. The decrease primarily resulted from a $45.4 million decrease in pension full-service payout sales of single premium group annuities with life contingencies, which are typically used to fund defined benefit plan terminations. The premium income received from these contracts fluctuates due to the variability in the number and size of pension plan terminations, the interest rate environment and the ability to attract new sales.

Fees and other revenues increased $182.5 million, or 22%, to $1,016.2 million for the year ended December 31, 2004, from $833.7 million for the year ended December 31, 2003. Pension full-service accumulation fees and other revenue increased $132.4 million primarily due to an increase in fees from our separate accounts and due to improvements in the equity markets and net cash flow, which have led to higher account values. Principal Global Investors fees and other revenues increased $34.0 million primarily due to increased revenue from commercial real estate business and an increase in assets under management, which resulted from improvements in the equity markets and net cash flow.

Net investment income decreased $13.1 million, or 1%, to $2,355.6 million for the year ended December 31, 2004, from $2,368.7 million for the year ended December 31, 2003. The decrease reflects a decrease in the average annualized yield on invested assets and cash, which was 5.7% for the year ended December 31, 2004, compared to 6.2% for the year ended December 31, 2003. This reflects lower yields on fixed maturity securities and commercial mortgages due in part to a lower interest rate environment. The decrease in net investment income due to a lower yield was partially offset by a $3,085.9 million, or 8%, increase in average invested assets and cash for the segment.

Benefits, claims and settlement expenses, including dividends to policyholders, decreased $46.8 million, or 2%, to $2,099.8 million for the year ended December 31, 2004, from $2,146.6 million for the year ended December 31, 2003. The decrease primarily resulted from a $43.1 million decrease in our pension full-service payout business as a result of decreased sales of single premium group annuities with life contingencies. Also contributing to the decrease was a $37.9 million decrease in pension full-service accumulation business due primarily to a decrease in cost of interest credited on our non-participating deposit type business and to a lesser extent decreases in cost of interest credited on our participating block. Partially offsetting the overall decrease was an increase of $28.0 million in our pension investment-only business primarily due to an increase in cost of interest credited on this block of business as a result of an increase in account values.

Operating expenses increased $71.1 million, or 8%, to $994.5 million for the year ended December 31, 2004, from $923.4 million for the year ended December 31, 2003. The increase primarily resulted from a $57.8 million increase in our pension full-service accumulation operating expenses due to an increase amortization of DPAC in 2004 and an increase in non-deferrable expenses. In addition, individual fixed annuity operating expenses increased $16.4 million due to strong growth in our block of fixed deferred annuity business.

Income taxes increased $18.8 million, or 14%, to $148.6 million for the year ended December 31, 2004, from $129.8 million for the year ended December 31, 2003. The effective income tax rate for this segment was 23% for the years ended December 31, 2004 and 2003. The effective income tax rates for the years ended December 31, 2004 and 2003, were lower than the corporate income tax rate of 35%, as a result of income tax deductions allowed for corporate dividends received and interest exclusion from taxable income.

As a result of the foregoing factors, operating earnings increased $76.4 million, or 18%, to $499.0 million for the year ended December 31, 2004, from $422.6 million for the year ended December 31, 2003.

Net realized/unrealized capital losses, as adjusted, increased $15.0 million, or 18%, to $97.1 million for the year ended December 31, 2004, from $82.1 million for the year ended December 31, 2003. The increase in net realized losses was primarily due to higher mark to market losses related to hedging activities, higher commercial mortgage loan losses and higher losses on the sale of real estate offset by fewer other than temporary declines in the value of certain fixed maturity securities and fewer losses related to credit loss sales of securities.

As a result of the foregoing factors and the inclusion of other after-tax adjustments for the year ended December 31, 2004, net income increased $46.9 million, or 13%, to $396.9 million from $350.0 million for the year ended December 31, 2003. For the year ended December 31, 2004, net income included the negative effect of other after-tax adjustments totaling $5.0 million related to: (1) a loss from discontinued operations associated with the sale of Principal Residential Mortgage, Inc. ($3.5 million) and (2) a cumulative effect of accounting change due to our implementation of SOP 03-1 ($1.5 million). For the year ended December 31, 2003, net income included the positive effect of other after-tax adjustments totaling $9.5 million related to: (1) the positive effect of income from discontinued operations associated with the sale of Principal Residential Mortgage, Inc. ($11.2 million) and (2) the negative effect of a cumulative effect of accounting change due to our implementation of FIN 46 ($1.7 million).

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Premiums and other considerations decreased $326.5 million, or 44%, to $420.0 million for the year ended December 31, 2003, from $746.5 million for the year ended December 31, 2002. The decrease primarily resulted from a $353.9 million decrease in pension full-service payout sales of single premium group annuities with life contingencies, which are typically used to fund defined benefit plan terminations. The premium income received from these contracts fluctuates due to the variability in the number and size of pension plan terminations, the interest rate environment and the ability to attract new sales.

Fees and other revenues increased $152.5 million, or 22%, to $833.7 million for the year ended December 31, 2003, from $681.2 million for the year ended December 31, 2002. Principal Global Investors fees and other revenues increased $96.8 million primarily due to increased management and performance fees from the full consolidation of our newly acquired Post Advisory subsidiary, increased revenues from Spectrum due to growth in assets under management and the inclusion of our asset management offshore operations. Pension full-service accumulation fees and other revenue increased $50.0 million primarily due to an increase in revenue from improvements in the equity markets and net cash flow, which have led to higher account values, and increased revenue from our employer securities group acquisition, BCI Group.

Net investment income increased $46.4 million, or 2%, to $2,368.7 million for the year ended December 31, 2003, from $2,322.3 million for the year ended December 31, 2002. The increase reflects a $3,096.6 million, or 9%, increase in average invested assets and cash for the segment. The increase was partially offset by a decrease in the average annualized yield on invested assets and cash, which was 6.2% for the year ended December 31, 2003, compared to 6.7% for the year ended December 31, 2002. This reflects lower yields on fixed maturity securities and commercial mortgages due in part to a lower interest rate environment.

Benefits, claims and settlement expenses, including dividends to policyholders, decreased $393.3 million, or 15%, to $2,146.6 million for the year ended December 31, 2003, from $2,539.9 million for the year ended December 31, 2002. The decrease primarily resulted from a $351.8 million decrease in our pension full-service payout business as a result of decreased sales of single premium group annuities with life contingencies. Also contributing to the decrease was a $56.0 million decrease in pension full-service accumulation business due primarily to declining business from our participating block and to lower interest credited on our non-participating deposit type business.

Operating expenses increased $163.6 million, or 22%, to $923.4 million for the year ended December 31, 2003, from $759.8 million for the year ended December 31, 2002. The increase primarily resulted from a $104.9 million increase in

Principal Global Investors operating expenses due to the full consolidation of our newly acquired Post Advisory subsidiary, the inclusion of our asset management offshore operations and higher incentive compensation accruals. In addition, pension full-service accumulation operating expenses increased $41.3 million due to higher non-deferrable compensation related costs including incentive compensation costs and increases in employee benefit costs, expenses from employer securities group and increased amortization of DPAC in 2003.

Income taxes increased $40.2 million, or 45%, to $129.8 million for the year ended December 31, 2003, from $89.6 million for the year ended December 31, 2002. The effective income tax rate for this segment was 23% for the year ended December 31, 2003, and 20% for the year ended December 31, 2002. The effective income tax rates for the years ended December 31, 2003 and 2002, were lower than the corporate income tax rate of 35%, as a result of income tax deductions allowed for corporate dividends received, for which an estimated benefit recognition rate decreased during 2003 compared to 2002, and interest exclusion from taxable income.

As a result of the foregoing factors, operating earnings increased $61.9 million, or 17%, to $422.6 million for the year ended December 31, 2003, from $360.7 million for the year ended December 31, 2002.

Net realized/unrealized capital losses, as adjusted, decreased $168.4 million, or 67%, to $82.1 million for the year ended December 31, 2003, from $250.5 million for the year ended December 31, 2002. The decrease is due to lower capital losses related to other than temporary declines in the value of certain fixed maturity securities for the year ended December 31, 2003.

As a result of the foregoing factors and the inclusion of other after-tax adjustments for the year ended December 31, 2003, net income increased $229.6 million to $350.0 million from $120.4 million for the year ended December 31, 2002. For the year ended December 31, 2003, net income included the positive effect of other after-tax adjustments totaling $9.5 million related to: (1) the positive effect of income from discontinued operations associated with the sale of Principal Residential Mortgage, Inc. ($11.2 million) and (2) the negative effect of a cumulative effect of accounting change due to our implementation of FIN 46 ($1.7 million). For the year ended December 31, 2002, net income included the positive effect of other after-tax adjustments totaling $10.2 million related to income from discontinued operations associated with the sale of Principal Residential Mortgage, Inc.

International Asset Management and Accumulation Segment

Asset Accumulation Trends

Our international asset management and accumulation businesses focus on countries with a trend toward privatization of public retirement pension systems requiring employees who join the labor force to contribute to a private pension plan. With variations depending upon the specific country, we have targeted these markets for sales of retirement and related products and services, including defined contribution pension plans, annuities and long-term mutual funds to businesses and individuals. In several of our international markets, we complement our sales of these products with sales of life insurance products.

We have pursued our international strategy through a combination of start-ups, acquisitions and joint ventures, which require infusions of capital consistent with our strategy of long-term growth and profitability.

The following table provides a summary of Principal International assets under management as of December 31, 2004, 2003 and 2002:

As of	Principal International Total assets under management
	(in billions)
December 31, 2004	**$10.2**
December 31, 2003	7.5
December 31, 2002	4.4

International Asset Management and Accumulation Segment Summary Financial Data

The following table presents certain summary financial data of the International Asset Management and Accumulation segment for the years indicated:

	For the year ended December 31,		
	2004	2003	2002
		(in millions)	
Operating Earnings Data:			
Operating revenues(1):			
Premiums and other considerations	**$241.0**	$191.7	$ 157.9
Fees and other revenues	**85.9**	70.4	52.6
Net investment income	**191.5**	137.4	138.2
Total operating revenues	**518.4**	399.5	348.7
Expenses:			
Benefits, claims and settlement expenses	**357.3**	263.7	238.6
Operating expenses	**112.2**	97.8	84.0
Total expenses	**469.5**	361.5	322.6
Pre-tax operating earnings	**48.9**	38.0	26.1
Income taxes	**8.6**	3.5	6.9
Operating earnings	**40.3**	34.5	19.2
Net realized/unrealized capital gains, as adjusted	**17.3**	4.8	9.0
Other after-tax adjustments	**6.7**	19.9	(469.3)
U.S. GAAP Reported:			
Net income (loss)	**$ 64.3**	$ 59.2	$(441.1)
Other Data:			
Operating earnings (loss):			
Principal International	**$ 40.3**	$ 34.5	$ 21.8
BT Financial Group	**—**	—	(2.6)
Net income (loss):			
Principal International	**$ 64.3**	$ 37.4	$ 13.6
BT Financial Group	**—**	21.8	(454.7)

(1) Excludes net realized/unrealized capital losses.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Premiums and other considerations increased $49.3 million, or 26%, to $241.0 million for the year ended December 31, 2004, from $191.7 million for the year ended December 31, 2003. An increase of $45.5 million in Chile was primarily a result of the strengthening of the Chilean peso versus the U.S. dollar and higher sales of single premium annuities with life contingencies in 2004 following a year of decreased sales due to market contraction.

Fees and other revenues increased $15.5 million, or 22%, to $85.9 million for the year ended December 31, 2004, from $70.4 million for the year ended December 31, 2003. An increase of $6.0 million in Hong Kong was a result of an increase in assets under management primarily due to the acquisition of Dao Heng Fund Management in 2004. An increase of $4.6 million in Mexico was primarily a result of an increase in the number of retirement plan participants due to the acquisition of AFORE Tepeyac in February 2003 and the acquisition of Principal Genera, S.A. de C.V., Operadora de Fondos de Inversión ("Genera") in July 2003. In addition, an increase of $3.5 million in India was primarily a result of an increase in assets under management ("AUM") caused by record net customer cash flows and accounting for Principal PNB Asset Management Company using the full consolidation method of accounting due to our majority ownership beginning third quarter 2003; prior to third quarter 2003, results were reported using equity method of accounting.

Net investment income increased $54.1 million, or 39%, to $191.5 million for the year ended December 31, 2004, from $137.4 million for the year ended December 31, 2003. The increase was primarily due to a $466.8 million, or 28%, increase in average invested assets and cash, excluding our equity investment in subsidiaries. In addition, the increase was related to an increase in the annualized yield on average invested assets and cash, excluding our equity investment in subsidiaries, which was 8.1% for the year ended December 31, 2004, compared to 7.3% for the year ended, December 31, 2003.

Benefits, claims and settlement expenses increased $93.6 million, or 35%, to $357.3 million for the year ended December 31, 2004, from $263.7 million for the year ended December 31, 2003. An $84.6 million increase in Chile was primarily a result of higher reserve expenses due to the strengthening of the Chilean peso versus the U.S. dollar and higher sales of single premium annuities with life contingencies in 2004 following a year of decreased sales due to market contraction.

Operating expenses increased $14.4 million, or 15%, to $112.2 million for the year ended December 31, 2004, from $97.8 million for the year ended December 31, 2003. An increase of $8.7 million in Mexico was primarily due to DPAC and value of business acquired ("VOBA") unlocking, increased compensation expenses, higher postage and legal expenses to introduce a second investment option for our Mexico AFORE customers and the acquisition of Genera in July 2003. In addition, an increase of $3.8 million in Hong Kong was primarily a result of increased marketing efforts, compensation costs and higher investment management fees caused by an increase in assets under management due to the acquisition of Dao Heng Fund Management in 2004.

Income tax expense increased $5.1 million, to $8.6 million for the year ended December 31, 2004, from $3.5 million for the year ended December 31, 2003. An increase of $3.2 million was primarily related to an increase in deferred taxes related to a planned 2005 dividend from Mexico. In addition, the increase was a result of an increase in deferred taxes related to our Brazilian equity method investment. These increases are partially offset as a result of enacted tax rate reductions in Mexico.

As a result of the foregoing factors, operating earnings increased $5.8 million, or 17%, to $40.3 million for the year ended December 31, 2004, from $34.5 million for the year ended December 31, 2003.

Net realized/unrealized capital gains, as adjusted, increased $12.5 million, to $17.3 million for the year ended December 31, 2004, from $4.8 million for the year ended December 31, 2003. An increase of $5.5 million in Chile was primarily due to a change in the fair value of non-hedged derivatives. An increase of $4.3 million in Mexico was primarily due to realized gains on equity securities while restructuring our investment portfolios from equity securities to fixed income securities. In addition, an increase of $2.3 million in India was primarily due to a realized gain on recovery of a previously impaired debt security.

As a result of the foregoing factors and the inclusion of other after-tax adjustments, net income increased $5.1 million, or 9%, to $64.3 million for the year ended December 31, 2004, from $59.2 million for the year ended December 31, 2003. For the year ended December 31, 2004, net income included the positive effect of other after-tax adjustments totaling $6.7 million, related to: (1) the positive effect of income from discontinued operations related to the sale of our Argentine companies ($10.0 million) and (2) the negative effect of cumulative effect of an accounting change related to the implementation of SOP 03-1 ($3.3 million). For the year ended December 31, 2003, net income included the positive effect of other after-tax adjustments totaling $19.9 million, related to: (1) the positive effect of the change in the estimated loss on disposal of BT Financial Group ($21.8 million) and (2) the negative effect of the loss from discontinued operations related to the sale of our Argentine companies ($1.9 million).

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Premiums and other considerations increased $33.8 million, or 21%, to $191.7 million for the year ended December 31, 2003, from $157.9 million for the year ended December 31, 2002. An increase of $47.3 million in Chile was primarily a result of record sales of single premium annuities with life contingencies in 2003 following a year of decreased sales due to market contraction. Partially offsetting this increase was a decrease of $13.4 million in Mexico primarily due to prolonged government retention of potential annuitants in 2003, additional premiums on a large group annuity contract in 2002, as well as the weakening of the Mexican peso versus the U.S. dollar.

Fees and other revenues increased $17.8 million, or 34%, to $70.4 million for the year ended December 31, 2003, from $52.6 million for the year ended December 31, 2002. An increase of $14.5 million in Mexico was primarily a result of an increase in the number of retirement plan participants due to the acquisition of Zurich AFORE in May 2002 and AFORE Tepeyac in February 2003.

Net investment income decreased $0.8 million, or 1%, to $137.4 million for the year ended December 31, 2003, from $138.2 million for the year ended December 31, 2002.

Benefits, claims and settlement expenses increased $25.1 million, or 11%, to $263.7 million for the year ended December 31, 2003, from $238.6 million for the year ended December 31, 2002. A $33.3 million increase in Chile was primarily a result of higher reserve expenses due to record sales of single premium annuities with life contingencies in 2003 following a year of decreased sales due to market contraction. The increase was partially offset by a $7.4 million decrease in Mexico due to lower reserve expenses related to additional premiums on a large group annuity contract in 2002 and the cancellation of a personal accident product in 2003.

Operating expenses increased $13.8 million, or 16%, to $97.8 million for the year ended December 31, 2003, from $84.0 million for the year ended December 31, 2002. An increase of $8.3 million in Chile was primarily the impact of unlocking of the VOBA amortization stemming from declining interest rates. An increase of $5.7 million in Mexico was primarily due to the acquisition of Zurich AFORE in May 2002 and AFORE Tepeyac in February 2003 and increased marketing expenses in 2003, offset partially by a net impact of unlocking of DPAC and VOBA. Operating expenses incurred by BT Financial Group were $4.0 million for the year ended December 31, 2002. These expenses represent corporate overhead allocated to BT Financial Group and do not qualify for discontinued operations treatment.

Income tax expense decreased $3.4 million, or 49%, to $3.5 million for the year ended December 31, 2003, from $6.9 million for the year ended December 31, 2002. A decrease of $3.0 million in Mexico was primarily due to income tax adjustments related to inflation.

As a result of the foregoing factors, operating earnings increased $15.3 million, or 80%, to $34.5 million for the year ended December 31, 2003, from $19.2 million for the year ended December 31, 2002.

Net realized/unrealized capital gains, as adjusted, decreased $4.2 million, or 47%, to $4.8 million for the year ended December 31, 2003, from $9.0 million for the year ended December 31, 2002. A decrease of $5.3 million in Chile resulted primarily from losses realized on the sale of fixed maturity securities.

As a result of the foregoing factors and the inclusion of other after-tax adjustments, net income increased $500.3 million to $59.2 million of net income for the year ended December 31, 2003, from $441.1 million of net loss for the year ended December 31, 2002. For the year ended December 31, 2003, net income included the positive effect of other after-tax adjustments totaling $19.9 million, related to: (1) the positive effect of the change in the estimated loss on disposal of BT Financial Group ($21.8 million) and (2) the negative effect of the loss from discontinued operations of PI Argentina ($1.9 million). For the year ended December 31, 2002, net loss included the negative effect of other after-tax adjustments totaling $469.3 million, related to: (1) the negative effects of (a) cumulative effect of accounting change, a result of our implementation of SFAS 142 ($276.3 million) and (b) the loss from discontinued operations of BT Financial Group ($196.7 million) and the positive effect of the income from discontinued operations related to the sale of our Argentine companies ($3.7 million).

Life and Health Insurance Segment

Individual Life Insurance Trends

Our life insurance premiums have been influenced by both economic and industry trends. In addition, we have shifted our marketing emphasis to universal and variable universal life insurance products from traditional life insurance products. Due to this shift in marketing emphasis, premiums related to our traditional life insurance products have declined, while fee revenues from our universal and variable universal life insurance products have grown.

The following table provides a summary of our individual universal and variable universal life insurance fee revenues and our individual traditional life insurance premiums for the years ended December 31, 2004, 2003 and 2002:

	Individual life insurance	
	Individual universal and variable universal life insurance	Individual traditional life insurance
For the year ended	Fee revenues	Premiums
	(in millions)	
December 31, 2004	**$182.8**	**$675.8**
December 31, 2003	140.7	710.9
December 31, 2002	129.5	737.2

The following table provides a summary of our individual life insurance policyholder liabilities as of December 31, 2004, 2003 and 2002:

	Individual life insurance	
	Individual universal and variable universal life insurance	Individual traditional life insurance
As of	Policyholder liabilities(1)	Policyholder liabilities
	(in millions)	
December 31, 2004	**$2,880.0**	**$6,042.2**
December 31, 2003	2,269.0	6,011.0
December 31, 2002	1,900.9	5,851.4

(1) Includes separate account liabilities for policies with variable investment options.

Health Insurance Trends

Tough competition in the group medical insurance business has affected premium growth during the past few years. Inforce membership has also been impacted by the decision to exit the small case medical business in Florida. We continue to sell group medical business in 35 states plus the District of Columbia. However, we have sharpened our focus on 13 selected target states. We also offer fee-for-service business in all 50 states plus the District of Columbia. Fees and members in the fee-for-service business have been impacted by the acquisition of the Molloy Companies on January 2, 2004.

While group medical membership has declined over the past few years, we have grown in the 13 target states in 2004. Premium revenue has grown due to price increases and to some degree, due to the impact of reinsurance. The medical reinsurance contract was entered into in 2002 and, as such, premiums in 2002 were reduced by $45.4 million of ceded premium. In 2003, the contract was amended and the accounting treatment was changed to the deposit method so no premiums were ceded in 2003 and 2004. The medical reinsurance agreement is not in effect after December 31, 2004, as we did not renew. These changes have impacted the premium trend during the three year period illustrated below.

Our health insurance premium and fees for the years ended December 31, 2004, 2003 and 2002 were as follows:

For the year ended	Premium and fees	
	Group medical insurance(1)	Fee-for-service(2)
	(in millions)	
December 31, 2004	**$1,586.9**	**$178.8**
December 31, 2003	1,561.7	142.8
December 31, 2002	1,532.4	129.9

(1) Beginning September 1, 2002, we began non-renewing small group medical business in the state of Florida. In addition, our medical reinsurance contract decreased premiums by $45.4 million in 2002 and had no impact on 2003 or 2004.

(2) We acquired the Molloy Companies on January 2, 2004, adding approximately $40 million in fee income.

Our covered members as of December 31, 2004, 2003 and 2002 were as follows:

As of	Covered members	
	Group medical insurance(1)	Fee-for-service(2)
	(in thousands)	
December 31, 2004	**574.8**	**986.6**
December 31, 2003	596.4	790.1
December 31, 2002	635.8	767.7

(1) Beginning September 1, 2002, we began non-renewing small group medical business in the state of Florida.

(2) We acquired the Molloy Companies on January 2, 2004, adding about 198,000 fee-for-service members.

Specialty Benefits Insurance Trends

Premium and fee growth for our specialty benefits insurance business in 2004 and 2003 is being driven by growing sales and favorable retention. This has been a result of growing and more focused distribution supporting these product lines along with the introduction of new products.

The following table provides a summary of our specialty benefits insurance premium and fees for the years ended December 31, 2004, 2003 and 2002:

For the year ended	Premium and Fees			
	Group dental and vision insurance	Group life insurance	Group disability insurance	Individual disability insurance
	(in millions)			
December 31, 2004	**$383.2**	**$239.1**	**$170.1**	**$113.3**
December 31, 2003	352.2	216.8	140.0	102.5
December 31, 2002	343.7	217.9	109.9	93.7

Life and Health Insurance Segment Summary Financial Data

The following table presents certain summary financial data relating to the Life and Health Insurance segment for the years indicated:

	For the year ended December 31,		
	2004	**2003**	**2002**
		(in millions)	
Operating Earnings Data:			
Operating Revenues(1):			
Premiums and other considerations	**$3,096.6**	$3,019.0	$2,973.4
Fees and other revenues	**421.9**	338.9	313.2
Net investment income	**662.8**	656.4	660.2
Total operating revenues	**4,181.3**	4,014.3	3,946.8
Expenses:			
Benefits, claims and settlement expenses	**2,514.7**	2,457.7	2,433.4
Dividends to policyholders	**291.8**	301.0	307.0
Operating expenses	**988.7**	891.8	851.2
Total expenses	**3,795.2**	3,650.5	3,591.6
Pre-tax operating earnings	**386.1**	363.8	355.2
Income taxes	**129.9**	122.6	122.1
Operating earnings	**256.2**	241.2	233.1
Net realized/unrealized capital losses, as adjusted	**(8.9)**	(16.6)	(50.0)
Other after-tax adjustments	**(0.9)**	—	(4.6)
U.S. GAAP Reported:			
Net income	**$ 246.4**	$ 224.6	$ 178.5

(1) Excludes net realized/unrealized capital gains (losses).

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Premiums and other considerations increased $77.6 million, or 3%, to $3,096.6 million for the year ended December 31, 2004, from $3,019.0 million for the year ended December 31, 2003. Specialty benefits insurance premiums increased $93.1 million primarily due to strong sales and favorable retention. Health insurance premiums increased $24.6 million, primarily due to rate increases partially offset by the establishment of a premium refund accrual for pending litigation related to a business exited in the 1990's and by a decrease in average covered medical members. Partially offsetting these increases was a decrease of $40.1 million in individual life insurance premiums, primarily a result of a shift in marketing emphasis to universal and variable universal life insurance products from traditional life insurance products. Unlike traditional premium-based products, individual universal and variable universal life insurance premiums are not reported as U.S. GAAP revenue.

Fees and other revenues increased $83.0 million, or 24%, to $421.9 million for the year ended December 31, 2004, from $338.9 million for the year ended December 31, 2003. Fee revenues from our individual life insurance business increased $45.3 million, primarily due to strong sales growth of universal and variable universal life insurance products. Fee revenues from our health insurance business increased $36.6 million, primarily due to growth in our fee-for-service business resulting from our acquisition of the Molloy Companies effective January 2, 2004.

Net investment income increased $6.4 million, or 1%, to $662.8 million for the year ended December 31, 2004, from $656.4 million for the year ended December 31, 2003. The increase primarily relates to a $542.2, or 6%, increase in average invested assets and cash for the segment. The increase was partially offset by a decrease in the average annualized yield on invested assets and cash, which was 6.4% for the year ended December 31, 2004, compared to 6.7% for the year ended December 31, 2003. This reflects lower yields on invested assets due to a lower interest rate environment.

Benefits, claims and settlement expenses increased $57.0 million, or 2%, to $2,514.7 million for the year ended December 31, 2004, from $2,457.7 million for the year ended December 31, 2003. Specialty benefits insurance benefits, claims and settlement expenses increased $52.2 million, primarily due to growth in the business; however, loss ratios generally improved over this period. Health insurance benefits, claims and settlement expenses increased $34.9 million primarily due to increased claim costs per member. These increases were partially offset by a $30.1 million decrease in the individual life insurance benefits, claims and settlement expenses, primarily due to a slower increase in reserves as a result of the continuing shift to universal and variable universal life insurance products from traditional life insurance products and to lower death claims.

Dividends to policyholders decreased $9.2 million, or 3%, to $291.8 million for the year ended December 31, 2004, from $301.0 million for the year ended December 31, 2003. The decrease is primarily related to the dividend scale decrease effective in February 2003 and a decrease in the individual life insurance dividend interest crediting rates resulting from a declining interest rate environment.

Operating expenses increased $96.9 million, or 11%, to $988.7 million for the year ended December 31, 2004, from $891.8 million for the year ended December 31, 2003. Individual life insurance operating expenses increased $45.0 million primarily due to increased DPAC amortization resulting from the refinements made to the DPAC valuation models for the individual universal and variable universal life insurance and traditional life insurance businesses in 2003 which reduced DPAC amortization in 2003. Individual life insurance operating expenses also increased as a result of increases in sales. Health insurance operating expenses increased $28.4 million, primarily the result of the acquisition of the Molloy Companies partially offset by lower operating expenses on the insured medical business due to a reduction in members and lower premium taxes. Specialty benefits insurance operating expenses increased $23.5 million due to growth in the business.

Income taxes increased $7.3 million, or 6%, to $129.9 million for the year ended December 31, 2004, from $122.6 million for the year ended December 31, 2003. The effective income tax rate for the segment was 34% for the years ended December 31, 2004 and 2003. The effective income tax rates for the years ended December 31, 2004 and 2003, were lower than the corporate income tax rate of 35% primarily due to interest exclusion from taxable income.

As a result of the foregoing factors, operating earnings increased $15.0 million, or 6%, to $256.2 million for the year ended December 31, 2004, from $241.2 million for the year ended December 31, 2003.

Net realized/unrealized capital losses, as adjusted, decreased $7.7 million, or 46%, to $8.9 million for the year ended December 31, 2004, from $16.6 million for the year ended December 31, 2003. The decrease resulted from fewer other than temporary declines in the value of certain fixed maturity securities.

As a result of the foregoing factors and the inclusion of an other after-tax adjustment, net income increased $21.8 million, or 10%, to $246.4 million for the year ended December 31, 2004, from $224.6 million for the year ended December 31, 2003. For the year ended December 31, 2004, net income included the negative effect of an other after-tax adjustment of $0.9 million due to a cumulative effect of accounting change, a result of our implementation of SOP 03-1.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Premiums and other considerations increased $45.6 million, or 2%, to $3,019.0 million for the year ended December 31, 2003, from $2,973.4 million for the year ended December 31, 2002. Specialty benefits insurance premiums increased $46.2 million primarily due to increased disability sales and stable retention. Health insurance premiums increased $29.6 million, primarily resulting from a reduction in ceded premium from group medical reinsurance, which was a result of a change in the accounting treatment of the contract, and rate increases. These increases in health insurance premium were partially offset by a decline in insured medical members. Also, partially offsetting these increases was a decrease of $30.2 million in individual life insurance premiums, primarily a result of a shift in marketing emphasis to universal and variable universal life insurance products from traditional life insurance products. Unlike traditional premium-based products, individual universal and variable universal life insurance premiums are not reported as U.S. GAAP revenue.

Fees and other revenues increased $25.7 million, or 8%, to $338.9 million for the year ended December 31, 2003, from $313.2 million for the year ended December 31, 2002. Fee revenues from our individual life insurance business increased $13.0 million, primarily due to a shift in marketing emphasis to fee-based universal and variable universal life insurance products. Fee revenues from our health insurance business increased $12.6 million, primarily due to growth and fee increases in our fee-for-service business.

Net investment income decreased $3.8 million, or 1%, to $656.4 million for the year ended December 31, 2003, from $660.2 million for the year ended December 31, 2002. The decrease primarily relates to a decrease in the average annualized yield on invested assets and cash, which was 6.7% for the year ended December 31, 2003, compared to 7.1% for the year ended December 31, 2002. This reflects lower yields on fixed maturity securities and commercial mortgages due in part to a lower interest rate environment. The decrease was partially offset by a $508.0, or 5%, increase in average invested assets and cash for the segment.

Benefits, claims and settlement expenses increased $24.3 million, or 1%, to $2,457.7 million for the year ended December 31, 2003, from $2,433.4 million for the year ended December 31, 2002. Specialty benefits insurance benefits, claims and settlement expenses increased $20.0 million, primarily due to growth in the business; however, loss ratios generally improved over this period. Health insurance benefits, claims and settlement expenses increased $16.8 million primarily due to a reduction in ceded claims for group medical reinsurance related to a change in the accounting treatment of the contract and by increased claim costs per member. These increases were partially offset by a decrease in covered members.

Dividends to policyholders decreased $6.0 million, or 2%, to $301.0 million for the year ended December 31, 2003, from $307.0 million for the year ended December 31, 2002. The decrease is primarily related to changes in the individual life insurance dividend scale and a decrease in the dividend interest crediting rates resulting from the declining interest rate environment.

Operating expenses increased $40.6 million, or 5%, to $891.8 million for the year ended December 31, 2003, from $851.2 million for the year ended December 31, 2002. Specialty benefits insurance operating expenses increased $34.4 million due to increases in the loss adjustment expense, employee benefit cost, and non-deferrable expenses associated with growth in the business. Health insurance operating expenses increased $28.2 million, primarily due to increased employee benefit costs, accounting for a group medical reinsurance contract under the deposit method of accounting, and increased premium taxes. Partially offsetting these increases was a $22.0 million decrease in individual life insurance operating expenses primarily due to decreased DPAC amortization related to the implementation of new DPAC valuation models for the individual universal and variable universal life insurance and traditional life insurance businesses.

Income taxes increased $0.5 million to $122.6 million for the year ended December 31, 2003, from $122.1 million for the year ended December 31, 2002. The effective income tax rate for the segment was 34% for the years ended December 31, 2003 and 2002. The effective income tax rates for the years ended December 31, 2003 and 2002, were lower than the corporate income tax rate of 35% primarily due to interest exclusion from taxable income.

As a result of the foregoing factors, operating earnings increased $8.1 million, or 3%, to $241.2 million for the year ended December 31, 2003, from $233.1 million for the year ended December 31, 2002.

Net realized/unrealized capital losses, as adjusted, decreased $33.4 million, or 67%, to $16.6 million for the year ended December 31, 2003, from $50.0 million for the year ended December 31, 2002. The decrease resulted from lower realized capital losses related to other than temporary declines in the value of certain fixed maturity securities.

As a result of the foregoing factors and the inclusion of an other after-tax adjustment, net income increased $46.1 million, or 26%, to $224.6 million for the year ended December 31, 2003, from $178.5 million for the year ended December 31, 2002. The other after-tax adjustment for the year ended December 31, 2002, had a negative impact on net income of $4.6 million due to the cumulative effect of accounting change, a result of our implementation of SFAS 142.

Mortgage Banking Segment

The following table presents certain summary financial data relating to the Mortgage Banking segment for the years indicated:

	For the year ended December 31,		
	2004	2003	2002
		(in millions)	
Operating Earnings Data:			
Total operating revenues	**$ —**	$ —	$ —
Total expenses	**16.7**	29.3	27.0
Pre-tax operating loss	**(16.7)**	(29.3)	(27.0)
Income tax benefits	**(6.4)**	(11.2)	(10.3)
Operating loss	**(10.3)**	(18.1)	(16.7)
Net realized/unrealized capital gains (losses), as adjusted	**—**	—	—
Other after-tax adjustments	**122.3**	61.3	159.6
U.S. GAAP Reported:			
Net income	**$112.0**	$ 43.2	$142.9

On July 1, 2004, we closed the sale of Principal Residential Mortgage, Inc. to CitiMortgage, Inc. Our Mortgage Banking segment, which includes Principal Residential Mortgage, Inc., is accounted for as a discontinued operation, under SFAS 144, and therefore the results of operations (excluding corporate overhead) have been removed from our results of continuing operations, cash flows, and segment operating earnings for all periods presented. Corporate overhead allocated to our Mortgage Banking segment does not qualify for discontinued operations treatment under SFAS 144 and was included in our results of continuing operations and segment operating earnings prior to July 1, 2004.

Corporate and Other Segment

Corporate and Other Segment Summary Financial Data

The following table presents certain summary financial data relating to the Corporate and Other segment for the years indicated:

	For the year ended December 31,		
	2004	**2003**	**2002**
		(in millions)	
Operating Earnings Data:			
Operating Revenues(1):			
Total operating revenues	**$(23.0)**	$ 26.8	$ 1.6
Expenses:			
Total expenses	**47.9**	55.6	50.1
Pre-tax operating loss	**(70.9)**	(28.8)	(48.5)
Income tax benefits	**(50.5)**	(16.3)	(31.5)
Operating loss	**(20.4)**	(12.5)	(17.0)
Net realized/unrealized capital gains, as adjusted	**26.4**	44.6	44.2
Other after-tax adjustments	**—**	37.2	114.4
U.S. GAAP Reported:			
Net income	**$ 6.0**	$ 69.3	$141.6

(1) Excludes net realized/unrealized capital gains (losses).

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Total operating revenues decreased $49.8 million to negative $23.0 million for the year ended December 31, 2004, from a positive $26.8 million for the year ended December 31, 2003. Net investment income decreased $50.2 million largely due to a decrease in average annualized investment yields for the segment and unusually high mortgage prepayment income in the prior year. Contributing to the decline in yields is the increase in investment expenses related to the acquisition of a significant variable interest in a coal-based synthetic fuel production facility in June 2004. The increase in investment expense from this investment is more than offset by a decrease in income taxes due to tax credits generated from the fuel production. In addition, the decrease in total revenues was partially due to a $8.2 million increase in inter-segment eliminations included in this segment, which was offset by a corresponding change in total expenses. Partially offsetting the decrease in total revenue was an increase of $11.1 million in fee revenue for transitional services that are provided to CitiMortgage, Inc. on a temporary basis related to the sale of Principal Residential Mortgage, Inc., which is mostly offset by a corresponding change in total expense.

Total expenses decreased $7.7 million, or 14%, to $47.9 million for the year ended December 31, 2004, from $55.6 million for the year ended December 31, 2003. The decrease in total expenses was largely due to a $19.3 million decrease in interest expense related to the reduction in corporate debt. Inter-segment eliminations included in this segment increased $8.2 million, resulting in a decrease in total expenses. The decrease in total expenses was offset by an increase of $10.8 million for transitional services that are provided to CitiMortgage, Inc. on a temporary basis related to the sale of Principal Residential Mortgage, Inc., which is mostly offset in total revenue. In addition, the decrease in total expenses was offset by an increase of $7.2 million related to a prepayment penalty recognized in 2004 on redemption of our surplus notes due 2024.

Income tax benefits increased $34.2 million to $50.5 million for the year ended December 31, 2004, from $16.3 million for the year ended December 31, 2003. The increase was primarily due to tax credits on our investment in a synthetic fuel production facility as well as an increase in pre-tax operating loss.

As a result of the foregoing factors, operating loss increased $7.9 million, or 63%, to $20.4 million for the year ended December 31, 2004, from $12.5 million for the year ended December 31, 2003.

Net realized/unrealized capital gains, as adjusted, decreased $18.2 million, or 41%, to $26.4 million for the year ended December 31, 2004, from $44.6 million for the year ended December 31, 2003. The decrease was primarily due to less mark to market gains on certain seed money investments and the impact of foreign currency transactions gains and losses. These losses were partially offset by gains on sales of invested assets in 2004 and fewer other than temporary declines in the value of certain fixed maturity securities.

As a result of the foregoing factors and the inclusion of other after-tax adjustments, net income decreased $63.3 million, or 91%, to $6.0 million for the year ended December 31, 2004, from $69.3 million for the year ended December 31, 2003. For the year ended December 31, 2003, net income included the positive effect of other after-tax adjustments totaling $37.2 million related to: (1) a decrease in income tax reserves established for contested IRS tax audit matters ($28.9 million) and (2) the cumulative effect of accounting change, a result of our implementation of FIN 46 ($8.3 million).

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Total operating revenues increased $25.2 million to $26.8 million for the year ended December 31, 2003, from $1.6 million for the year ended December 31, 2002. Net investment income increased $17.6 million, reflecting an increase in average invested assets and cash as well as higher average annualized investment yields for the segment. The higher investment yields were primarily driven by the occurrence of unusually high earnings and mortgage prepayment income associated with the sale of certain minority held real estate assets in the current year. The increase in total revenues was also partially due to a $3.1 million decrease in inter-segment eliminations included in this segment, which was primarily offset by a corresponding change in total expenses.

Total expenses increased $5.5 million, or 11%, to $55.6 million for the year ended December 31, 2003, from $50.1 million for the year ended December 31, 2002. An increase of $6.2 million related to interest expense on the 144A debt, largely due to the termination of the hedges that were in place in 2002. An increase of $3.7 million related to an increase in costs associated with operating as a public company. In addition, interest expense also increased $3.2 million, primarily due to interest related to federal income tax audit activities. Inter-segment eliminations included in this segment decreased $3.1 million, resulting in an increase in total expenses. The increases were largely offset by a decrease of $15.0 million related to corporate initiatives funded by this segment.

Income tax benefits decreased $15.2 million, or 48%, to $16.3 million for the year ended December 31, 2003, from $31.5 million for the year ended December 31, 2002. The decrease was primarily due to a decrease in pre-tax operating loss as well as an additional state income tax benefit that was recognized in 2002.

As a result of the foregoing factors, operating loss decreased $4.5 million, or 26%, to $12.5 million for the year ended December 31, 2003, from $17.0 million for the year ended December 31, 2002.

Net realized/unrealized capital gains, as adjusted, increased $0.4 million, or 1%, to $44.6 million for the year ended December 31, 2003, from $44.2 million for the year ended December 31, 2002. Gains on the mark to market of certain seed money investments, reduced losses on sales of invested assets, and the impact of foreign currency transaction gains in 2003 were substantially offset by lower gains due to the sale of our investment in Coventry in February 2002.

As a result of the foregoing factors and the inclusion of other after-tax adjustments, net income decreased $72.3 million, or 51%, to $69.3 million for the year ended December 31, 2003, from $141.6 million for the year ended December 31, 2002. For the year ended December 31, 2003, net income included the positive effect of other after-tax adjustments totaling $37.2 million related to: (1) a decrease in income tax reserves established for contested IRS tax audit matters ($28.9 million) and (2) the cumulative effect of accounting change, a result of our implementation of FIN 46 ($8.3 million). For the year ended December 31, 2002, net income included the positive effect of other after-tax adjustments totaling $114.4 million related to: (1) the positive effect of the settlement of an IRS audit issue ($138.0 million) and (2) the negative effects of (a) an increase in our loss contingency reserve for sales practices litigation ($21.6 million) and (b) expenses related to our demutualization ($2.0 million).

Liquidity and Capital Resources

Our legal entity organizational structure has an impact on our ability to meet cash flow needs as an organization. Following is a simplified organizational structure.


Principal Financial Group, Inc.
Principal Financial Services, Inc.
Principal Life Insurance Company
Principal International Entities
Other Subsidiaries
Other Subsidiaries

The Holding Companies: Principal Financial Group, Inc. and Principal Financial Services, Inc.

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of business operations. Our parent holding company, Principal Financial Group, Inc., is a Delaware business corporation, whose assets primarily consist of the outstanding capital stock of its subsidiaries. As a holding company, Principal

Financial Group Inc.'s ability to meet cash requirements, including the payments of dividends on common stock and the repurchase of stock, substantially depends upon dividends from subsidiaries, primarily Principal Life. The payment of stockholder dividends by Principal Life to its parent company is limited by Iowa laws. Under Iowa laws, Principal Life may pay dividends only from the earned surplus arising from its business and must receive the prior approval of the Insurance Commissioner of the State of Iowa ("the Commissioner") to pay a stockholder dividend if such a stockholder dividend would exceed certain statutory limitations. The current statutory limitation is the greater of:

- 10% of Principal Life's statutory policyholder surplus as of the previous year-end; or
- the statutory net gain from operations from the previous calendar year.

Iowa law gives the Commissioner discretion to disapprove requests for dividends in excess of these limits. Based on this limitation and 2004 statutory results, Principal Life could pay approximately $591.1 million in stockholder dividends in 2005 without exceeding the statutory limitation. Principal Life was able to pay approximately $701.2 million in statutory dividends in 2004 based on its 2003 statutory financial results without being subject to the restrictions on payment of extraordinary stockholder dividends.

On May 19, 2004, Principal Life declared a dividend of up to $1.2 billion. Total ordinary stockholder dividends paid by Principal Life to its parent company in 2004 were $494.0 million. In March 2004, Principal Life redeemed $200.0 million of its surplus notes at a cost of $207.2 million. Principal Life and the Commissioner have agreed that this $207.2 million will be applied against Principal Life's 2004 ordinary dividend capacity. Principal Life requested and received permission from the Commissioner to pay an extraordinary dividend in the amount of $700.0 million, of which $630.0 million was paid as of December 31, 2004. Principal Life did not pay a dividend in 2003.

Another source of liquidity is issuance of our common stock. Proceeds from the issuance of our common stock were $41.2 million and $18.3 million in 2004 and 2003, respectively.

In 2004, we paid $166.5 million in dividends to stockholders. We paid a dividend of $0.55 per share on December 17, 2004, to stockholders of record as of November 12, 2004. In 2003, we paid $145.3 million, or $0.45 per share, in dividends to stockholders.

Our Board of Directors has authorized various repurchase programs under which we are allowed to purchase shares of our outstanding common stock. Shares repurchased under these programs are accounted for as treasury stock, carried at cost and reflected as a reduction to stockholders' equity. The repurchases are made in the open market or through privately negotiated transactions, from time to time, depending on market conditions.

Our Board of Directors authorized a repurchase program of up to $700.0 million of our outstanding common stock in May 2004, a repurchase program of up to $300.0 million of our outstanding common stock in May 2003 and a repurchase program of up to $300.0 million of our outstanding common stock in November 2002. We acquired 21.7 million and 15.0 million shares in the open market at an aggregate cost of $772.0 million and $453.0 million during the years ended December 31, 2004 and 2003, respectively. As of December 31, 2004, $75.0 million remains available for additional repurchases under the May 2004 share repurchase authorization.

Sources of liquidity also include facilities for short-term and long-term borrowing as needed, arranged through our intermediate holding company, Principal Financial Services Inc. ("PFSI"), and its subsidiaries. See "Contractual Obligations and Commercial Commitments" below.

Although we generate adequate cash flow to meet the needs of our normal operations, periodically the need may arise to issue debt to fund internal expansion, acquisitions, investment opportunities and retirement of existing debt and equity. In December 2003, we filed a shelf registration statement with the Securities and Exchange Commission, which became effective on June 30, 2004. The shelf registration totals $3.0 billion, with the ability to issue debt securities, preferred stock, common stock, warrants, stock purchase contracts and stock purchase units of Principal Financial Group, Inc ("PFG") and trust preferred securities of three subsidiary trusts. If we issue securities, we intend to use the proceeds from the sale of the securities offered by this prospectus, including the corresponding junior subordinated debentures issued to the trusts in connection with their investment of all the proceeds from the sale of preferred securities, for general corporate purposes, including working capital, capital expenditures, investments in subsidiaries, acquisitions and refinancing of debt, including commercial paper and other short-term indebtedness. PFSI unconditionally guarantees our obligations with respect to one or more series of debt securities described in the shelf registration statement. As of December 31, 2004, no amounts have been issued under our shelf registration.

Principal Life

Historically, the primary cash flow sources for Principal Life have been premiums from life and health insurance products, pension and annuity deposits, asset management fee revenues, administrative services fee revenues, income from investments, proceeds from the sales or maturity of investments, long-term debt and short-term borrowings. Cash outflows consist primarily of payment of benefits to policyholders and beneficiaries, income and other taxes, current operating expenses, payment of dividends to policyholders, payments in connection with investments acquired, payments made to acquire subsidiaries, payment of dividends to parent, and payments relating to policy and contract surrenders, withdrawals, policy loans, interest expense and repayment of short-term borrowings and long-term debt.

Principal Life maintains investment strategies generally intended to provide adequate funds to pay benefits without forced sales of investments. Products having liabilities with longer lives, such as life insurance and full-service payout pension products, are matched with assets having similar estimated lives such as mortgage loans, long-term bonds and private placement bonds. Shorter-term liabilities are matched with investments such as short and medium-term fixed maturities. In addition, highly liquid, high quality short-term investments are held to fund anticipated operating expenses, surrenders, withdrawals and development and maintenance expenses associated with new products and technologies. Our privately placed fixed maturity securities, commercial mortgage loans and real estate investments are generally less liquid than our publicly traded fixed maturity securities. As of December 31, 2004 and 2003, these asset classes represented approximately 42% of the value of our consolidated invested assets. See "Quantitative and Qualitative Disclosures about Market Risk-Interest Rate Risk" for a discussion of duration matching.

Life insurance companies generally produce a positive cash flow from operations, as measured by the amount by which cash inflows are adequate to meet benefit obligations to policyholders and normal operating expenses as they are incurred. The remaining cash flow is generally used to increase the asset base to provide funds to meet the need for future policy benefit payments and for writing and acquiring new business. It is important to match the investment portfolio maturities to the cash flow demands of the type of annuity, investment or insurance product being provided. Principal Life continuously monitors benefits, surrenders and maturities to provide projections of future cash requirements. As part of this monitoring process, Principal Life performs cash flow testing of many of its assets and liabilities under various scenarios to evaluate the adequacy of reserves. In developing its investment strategy, Principal Life establishes a level of cash and securities which, combined with expected net cash inflows from operations, maturities of fixed maturity investments and principal payments on mortgage-backed securities and commercial mortgage loans, are believed adequate to meet anticipated short-term and long-term benefit and expense payment obligations. There can be no assurance that future experience regarding benefits and surrenders will be similar to historic experience since withdrawal and surrender levels are influenced by such factors as the interest rate environment and the claims paying ability and financial strength ratings of Principal Life.

Principal Life takes into account asset-liability management considerations in the product development and design process. Contract terms of 98% and 97% of Principal Life's universal and variable universal life insurance products as of December 31, 2004 and 2003, respectively, include surrender and withdrawal provisions which mitigate the risk of losses due to early withdrawals. These provisions generally do one or more of the following: limit the amount of penalty-free withdrawals; limit the circumstances under which withdrawals are permitted; or assess a surrender charge or market value adjustment relating to the underlying assets. The market value adjustment feature in Principal Life's fixed annuity products adjusts the surrender value of a contract in the event of surrender prior to the end of the contract period to protect Principal Life against losses due to higher interest rates at the time of surrender.

Our GICs and funding agreements contain provisions limiting early surrenders, including penalties for early surrenders and minimum notice requirements.

The following table presents U.S. GAAP reserves for guaranteed investment contracts and funding agreements by withdrawal provisions as of December 31, 2004 and 2003:

	As of December 31,	
	2004	2003
	(in millions)	
Book Value Out(1)		
Surrenderable:		
Book value out without surrender charge	$ **5.2**	$ 8.1
Book value out with surrender charge	**1,701.8**	1,355.1
Total surrenderable	**1,707.0**	1,363.2
Total book value out	**1,707.0**	1,363.2
Market Value Out(2)		
Less than 30 days' notice	**0.7**	—
30 to 89 days' notice	**25.3**	63.2
90 to 180 days' notice	**315.3**	559.2
More than 180 days' notice	**3,926.3**	4,349.3
No active surrender provision	**250.9**	147.7
Total market value out	**4,518.5**	5,119.4
Not puttable or surrenderable	**17,844.1**	15,721.9
Total GICs and funding agreements	**$24,069.6**	$22,204.5

(1) Book Value Out: The amount equal to the sum of deposits less withdrawals with interest accrued at the contractual interest rate.

(2) Market Value Out: The amount equal to the book value out plus a market value adjustment to adjust for changes in interest rates.

International Asset Management and Accumulation Operations

Our Brazilian, Chilean and Mexican operations produced positive cash flow from operations for the years ended December 31, 2004, 2003 and 2002. Our Indian operations produced positive cash flow from operations for the years ended December 31, 2004 and 2003. These cash flows have been historically maintained at the local country level for strategic expansion purposes and local capital requirements. Our international operations have required infusions of capital primarily to fund acquisitions and to a lesser extent, to meet the cash outflow and capital requirements of certain operations. Our capital funding of these operations is consistent with our long-term strategy to establish viable companies that can sustain future growth from internally generated sources. Based on reviews of our current capital needs and strategic opportunities within our foreign operations, we are considering potential repatriation of a portion of the capital from certain countries in 2005.

Sources and Uses of Cash of Consolidated Operations

Net cash provided by operating activities was $2,255.9 million, $3,063.9 million and $3,898.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. The decrease in cash provided by our continuing operations in 2004 as compared to 2003 is primarily due to a decrease in mortgage escrow balances held in our banking operations that were closed out by the purchaser (or acquirer) as a result of the sale of Principal Residential Mortgage, Inc. to CitiMortgage, Inc., as well as an increase in the net acquisition of mortgage loans. These decreases were partially offset by the settlement of intercompany arrangements received as a result of the sale of Principal Residential Mortgage, Inc. The decrease in cash provided in 2003 compared to 2002 is due to an increase in cash paid for operating expenses as well as intercompany borrowings between our corporate segment and a discontinued segment. These intercompany borrowings were settled on July 1, 2004, in addition to the settlement of all other intercompany arrangements and sales proceeds received as a result of the sale of Principal Residential Mortgage, Inc. to CitiMortgage Inc.

Net cash used in investing activities was $3,178.7 million, $3,559.1 million and $3,005.0 million for the years ended December 31, 2004, 2003 and 2002, respectively. The decrease in cash used in 2004 for investing activities compared to 2003 is due to cash received from the sale of subsidiaries, including the sale of Principal Residential Mortgage, Inc. to CitiMortgage, Inc., in addition to an increase in net sales of mortgage loans and real estate. Offsetting these was an increase in the net acquisition of available-for-sale securities over the prior year. The increase in cash used in 2003 compared to 2002 is due to the sale in 2002 of substantially all of BT Financial Group as well as the sale of our shares of

Coventry Stock. Also contributing to the increase in cash usage in 2003 was an increase in mortgage loan acquisition activity. Offsetting was an increase in net cash received from available for sale securities activity.

Net cash provided by financing activities was $182.8 million and $959.9 million for the years ended December 31, 2004 and 2003, respectively. Net cash used by financing activities was $721.2 million for the year ended December 31, 2002. The decrease in cash provided by financing activities in 2004 compared to 2003 was primarily due to an increase in debt payments in current year, an increase in the cash paid for the repurchase of shares of our common stock, as well as a decrease in bank deposits. This was partially offset by an increase in investment contract deposits, net of withdrawals. The increase in cash provided by financing activities in 2003 compared to 2002 is primarily due to an increase in investment contract deposits, net of withdrawals, an increase in bank deposits as well as a reduced amount of cash paid for the repurchase of shares of our common stock, compared to the prior year.

On October 22, 2004, the American Jobs Creation Act of 2004 ("the "Act") was signed into law. The Act includes a repatriation provision granting U.S. corporations a special deduction of 85% of certain qualifying dividends from their foreign subsidiaries. A company may elect to apply this provision to qualifying earnings that are repatriated in its 2005 tax year. We have begun an evaluation of the effects of this repatriation provision; however, we do not expect to be able to complete our evaluation until Congress, the Treasury Department and the Internal Revenue Service provide additional clarifying language and/or guidance on certain key elements of the provision. Whether we will ultimately elect to utilize this repatriation provision depends on a number of factors including review of this related guidance. We expect to complete our review and analysis of the effects of the repatriation provision within a reasonable period of time following issuance of the future clarifying language and/or guidance. The range of possible amounts that we are considering for repatriation under this provision is between zero and approximately $54 million. Taking into consideration our current accrual, which does not apply the provisions of the Act, the related potential range of income tax effects of such repatriation under the Act is between zero and a benefit of approximately $1.7 million.

The Internal Revenue Service (the "Service") completed the examination for 1999 - 2000 on December 29, 2004, and issued a notice of deficiency. We paid the deficiency (approximately $444.0 million, including interest) in January 2005 and plan to file claims for refund relating to the disputed adjustments. The majority of the deficiency is attributable to the disallowance of carry-backs of capital losses, net operating losses and foreign tax credits arising in years after 2001; we expect the Service to allow the carry-backs upon completion of the audit of the returns for the years in which the losses and credits arose. The remainder of the deficiency is attributable to both contested issues and adjustments that we have accepted. We believe that we have adequate defenses against, or sufficient provisions for, the contested issues. Consequently, we do not expect the ultimate resolution of issues in tax years 1999 - 2000 to have a material impact on our net income. In order to make the January 2005 payment, we utilized some of our short-term debt capacity as a funding source. Short-term debt capacity and available cash will provide sufficient liquidity for our operations until the longer-term funding strategy is finalized during the first quarter of 2005. While the amount representing the disallowed carry-backs should be refunded within the next year, final settlement on the contested issues could take several years while legal remedies are pursued.

Given the historical cash flow of our subsidiaries and the financial results of these subsidiaries, we believe the cash flow from our consolidated operating activities over the next year will provide sufficient liquidity for our operations, as well as satisfy interest payments and any payments related to debt servicing.

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges is a measure of our ability to cover fixed costs with current period earnings. A high ratio indicates that earnings are sufficiently covering committed expenses. The following table sets forth, for the years indicated, our ratios of:

- earnings to fixed charges before interest credited on investment products; and
- earnings to fixed charges.

We calculate the ratio of "earnings to fixed charges before interest credited on investment products" by dividing the sum of income from continuing operations before income taxes (BT), interest expense (I), interest factor of rental expense (IF) less undistributed income from equity investees (E) by the sum of interest expense (I), interest factor of rental expense (IF) and dividends on majority-owned subsidiary redeemable preferred securities (non-intercompany) (D). The formula for this ratio is: (BT+I+IF-E)/(I+IF+D).

We calculate the ratio of "earnings to fixed charges" by dividing the sum of income from continuing operations before income taxes (BT), interest expense (I), interest factor of rental expense (IF) less undistributed income from equity investees (E) and the addition of interest credited on investment products (IC) by interest expense (I), interest factor of rental expense (IF), dividends on majority-owned subsidiary redeemable preferred securities (non-intercompany) (D) and interest credited on investment products (IC). The formula for this calculation is: (BT+I+IF-E+IC)/(I+IF+D+IC). "Interest credited on investment products" includes interest paid on guaranteed investment contracts, funding agreements and other investment-only pension products. Similar to debt, these products have a total fixed return and a fixed maturity date.

	For the year ended December 31,				
	2004	2003	2002	2001	2000
Ratio of earnings to fixed charges before interest credited on investment products	**10.3**	8.3	4.5	3.2	6.5
Ratio of earnings to fixed charges	**2.0**	2.0	1.4	1.3	1.8

Contractual Obligations and Commercial Commitments

The following table presents payments due by period for long-term contractual obligations as of December 31, 2004:

Contractual Obligations(1)	Outstanding at December 31, 2004	Payments due in year ending 2005	2006-2007	2008-2009	2010 and Thereafter	Indeterminate Maturity
			(in millions)			
Balance Sheet:						
GICs and funding agreements(2)	**$ 32,183.3**	**$6,008.9**	**$8,292.0**	**$4,842.0**	**$ 9,502.3**	**$ 3,538.1**
Future policy benefits and claims (3)	**16,042.6**	**—**	**—**	**—**	**—**	**16,042.6**
Long-term debt(4)	**843.5**	**46.1**	**151.9**	**540.6**	**104.9**	**—**
Separate account liabilities(5)	**51,507.9**	**—**	**—**	**—**	**—**	**51,507.9**
Certificates of deposit	**716.6**	**337.1**	**128.0**	**251.5**	**—**	**—**
Other long-term liabilities(6)	**548.8**	**—**	**—**	**—**	**189.7**	**359.1**
Off Balance Sheet:						
Long-term debt interest	**548.7**	**64.8**	**122.6**	**84.0**	**277.3**	**—**
Operating leases(7)	**175.6**	**48.2**	**68.5**	**31.4**	**27.5**	**—**
Purchase obligations(8)	**125.5**	**84.9**	**37.7**	**2.9**	**—**	**—**
Total contractual obligations	**$102,692.9**	**$6,590.0**	**$8,800.7**	**$5,752.4**	**$10,101.7**	**$71,447.7**

(1) Excludes short-term liabilities, other policyholder funds, taxes and short-term debt as these are not long-term and/or not contractual in nature. Also excludes obligations under our pension and other postretirement benefit plans as benefit payments will be made under a funded plan and will not require company contributions or payments within a five-year period.

(2) Includes GICs, funding agreements (described below), individual fixed annuities, universal life insurance, and other investment-type contracts.

Our guaranteed investment contracts and funding agreements contain provisions limiting early surrenders, which typically include penalties for early surrenders and minimum notice requirements.

Funding agreements include those issued directly to nonqualified institutional investors, as well as to three separate programs where the funding agreements are issued directly or indirectly to unconsolidated special purpose entities. Claims for principal and interest under funding agreements are afforded equal priority to claims of life insurance and annuity policyholders under insolvency provisions of Iowa Insurance Laws.

We are authorized to issue up to $4.0 billion of funding agreements under a program established in 1998 to support the prospective issuance of medium term notes by an unaffiliated entity in non-U.S. markets. As of December 31, 2004 and 2003, $3,867.0 million and $3,618.7 million, respectively, of liabilities are being held with respect to the issuance outstanding under this program.

In addition, we are authorized to issue up to $7.0 billion of funding agreements under a program established in 2001 to support the prospective issuance of medium term notes by an unaffiliated entity in both domestic and international markets. As of December 31, 2004 and 2003, $5,462.3 million and $5,613.4 million, respectively, of liabilities are being held with respect to the issuance outstanding under this program. We do not anticipate any new issuance activity under this program, given the March, 2004 establishment of the SEC-registered program described in the next paragraph.

We are authorized to issue up to $4.0 billion of funding agreements under a program established in March 2004 to support the prospective issuance of medium term notes by unaffiliated entities in both domestic and international markets. Under this program, both the notes and the supporting funding agreements are registered with the U.S. Securities and Exchange Commission. As of December 31, 2004, $1,831.5 million of liabilities are being held with respect to the issuance outstanding under this program. In contrast with direct funding agreements, GIC issuances and the other two funding agreement-backed medium term note programs described above, Principal Life's payment obligations on each funding agreement issued under this SEC-registered program are guaranteed by Principal Financial Group, Inc.

The GICs and funding agreements line item includes a value for indeterminate maturity. This amount represents our universal life insurance products and other investment-type contracts, as the payments of these liabilities is dependent upon either a customer decision to withdraw funds or death, the payment date is indeterminate.

(3) Future policy benefits and claims reflect liabilities such as expected death claims, medical claims and disability claims. In general, this line item represents the company's expected obligation on products that have insurance risk. Due to nature of these liabilities, maturity is event dependent and therefore, these have been classified as indeterminate maturity.

(4) The following are included in long-term debt:

On August 25, 1999, Principal Financial Group (Australia) Holdings Pty. Limited, a wholly owned indirect subsidiary, issued $665.0 million of unsecured redeemable long-term debt. Of this amount, $200.0 million of 7.95% notes matured on August 15, 2004, with the remaining $465.0 million in 8.2% notes due August 15, 2009. On December 28, 2001, all of the long-term debt obligations of Principal Financial Group (Australia) Holdings Pty. Limited were assumed by its parent, Principal Financial Services, Inc.

On March 10, 1994, Principal Life issued $300.0 million of surplus notes, including $200.0 million due March 1, 2024, at a 7.875% annual interest rate and the remaining $100.0 million due March 1, 2044, at an 8% annual interest rate. None of our affiliates hold any portion of the notes. Each payment of interest and principal on the notes, however, may be made only with the prior approval of the Commissioner and only to the extent that Principal Life has sufficient surplus earnings to make such payments.

After receiving approval from the Commissioner, the surplus notes due March 1, 2024, were optionally redeemed by Principal Life on March 1, 2004, in whole at a redemption price of approximately 103.6% of par. Total cash paid for the surplus note redemption on March 1, 2004, was $207.2 million.

Subject to Commissioner approval, the notes due March 1, 2044, may be redeemed at Principal Life's election on or after March 1, 2014, in whole or in part at a redemption price of approximately 102.3% of par. The approximate 2.3% premium is scheduled to gradually diminish over the following ten years. These notes may be redeemed on or after March 1, 2024, at a redemption price of 100% of the principal amount plus interest accrued to the date of redemption.

Long-term debt also includes $280.1 million of mortgages and other notes payable related to real estate developments. We, including certain subsidiaries, had $125.0 million in credit facilities with various financial institutions, in addition to obtaining loans with various lenders to finance these developments. Outstanding principal balances as of December 31, 2004, range from $0.4 million to $98.7 million per development with interest rates generally ranging from 6.0% to 8.6%. Outstanding principal balances as of December 31, 2003, range from $0.4 million to $99.9 million per development with interest rates generally ranging from 6.0% to 8.6%. Outstanding debt is secured by the underlying real estate properties, which were reported as real estate on our consolidated statements of financial position with a carrying value of $298.7 million and $322.1 million as of December 31, 2004 and 2003, respectively.

(5) Separate account liabilities represent the fair market value of funds that are separately administered by the Company. Generally, the separate account contract owner, rather than the Company, bears the investment risk of these funds. The separate account liabilities are legally segregated and are not subject to claims that arise out of any other business of the Company. Net deposits, net investment income and realized and unrealized capital gains and losses on the Separate Accounts are not reflected in the consolidated statement of operations. As the payment of these liabilities is dependent on a customer decision to withdraw funds, the payment date is indeterminate.

(6) Other long-term liabilities include other balance sheet liabilities that are contractual, non-cancelable and long-term in nature. Payment of certain liabilities is event driven and the payment date is indeterminate. This line item excludes accruals and short-term items in the amount of $1,984.9 million.

(7) As a lessee, we lease office space, data processing equipment and office furniture and equipment under various operating leases.

(8) Purchase obligations include material contracts where we have a non-cancelable commitment to purchase goods and services.

Contractual Commitments

In connection with our banking business, we make commitments to extend credit, which are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The total commitments to fund loans were $146.5 million as of December 31, 2004.

Short-Term Debt

The components of short-term debt as of December 31, 2004 and 2003, are as follows:

	December 31,	
	2004	**2003**
	(in millions)	
Commercial paper	**$ 75.0**	$399.8
Other recourse short-term debt	**56.4**	27.0
Non-recourse short-term debt	**150.3**	276.0
Total short-term debt	**$281.7**	$702.8

As of December 31, 2004, we had credit facilities with various financial institutions in an aggregate amount of $1.1 billion. As of December 31, 2004 and 2003, we had $281.7 million and $702.8 million of outstanding borrowings related to our credit facilities, with $221.3 million and $333.3 million of assets pledged as support, respectively. Assets pledged consisted primarily of commercial mortgages and securities. Our credit facilities also include a $600.0 million back-stop facility to provide 100% support for our commercial paper program, of which there were no outstanding balances as of December 31, 2004.

The weighted-average interest rates on short-term borrowings as of December 31, 2004 and 2003, were 2.7% and 1.6%, respectively.

Off-Balance Sheet Arrangements

We have relationships with various types of special purpose entities and other entities where we have a variable interest. We do not have a direct or contingent obligation related to our unconsolidated variable interest entities.

Synthetic Fuel Production Facility. In June 2004, we acquired a significant variable interest in a coal-based synthetic fuel production facility where we are not the primary beneficiary. Our minority ownership interest was acquired in exchange for consideration of $37.0 million, which is primarily comprised of a non-recourse note payable for $36.0 million, as well as a commitment to fund our pro-rata share of the operations. We have also agreed to make additional payments to the seller based on our pro-rata allocation of the tax credits generated by the facility. The synthetic fuel produced at the facility through 2007 qualifies for tax credits pursuant to Section 29 of the Internal Revenue Code (currently credits are not available for fuel produced after 2007). Our obligation to support the entity's future operations is, therefore, limited to the tax benefit we expect to receive.

Guarantees and Indemnifications

In the normal course of business, we have provided guarantees to third parties primarily related to a former subsidiary, joint ventures and industrial revenue bonds. These agreements generally expire from 2004 through 2019. The maximum exposure under these agreements as of December 31, 2004, was approximately $210.0 million; however, we believe the likelihood is remote that material payments will be required and therefore have not accrued for a liability on our consolidated statements of financial position. Should we be required to perform under these guarantees, we generally could recover a portion of the loss from third parties through recourse provisions included in agreements with such parties, the sale of assets held as collateral that can be liquidated in the event that performance is required under the guarantees or other recourse generally available to us, minimizing the impact to net income. The fair value of such guarantees issued after January 1, 2003, was determined to be insignificant.

In connection with the 2002 sale of BT Financial Group, we agreed to indemnify the purchaser, Westpac, for among other things, the costs associated with potential late filings made by BT Financial Group in New Zealand prior to Westpac's ownership, up to a maximum of A$250.0 million Australian dollars (approximately U.S. $195.0 million as of December 31, 2004). New Zealand securities regulations allow Australian issuers to issue their securities in New Zealand provided that certain documents are appropriately filed with the New Zealand Registrar of Companies. Specifically, the regulations require that any amendments to constitutions and compliance plans be filed in New Zealand. In April 2003, the New Zealand Securities Commission ("the Commission") opined that such late filings would result in certain New Zealand investors having a right to return of their investment plus interest at 10% per annum from the date of investment. This technical issue affected many in the industry. On April 15, 2004, the New Zealand government enacted legislation that will provide issuers, including BT Financial Group, the opportunity for retroactive relief from such late filing violations. The law allows issuers to apply for judicial validation of non-compliant issuances resulting from late filings. The law further provides that judicial relief is mandatory and unconditional unless an investor was materially prejudiced by the late filing. Such judicial relief has been granted to BT Financial Group and Westpac with regard to the vast majority of affected investors. As a result, we do not believe that this matter will result in a material adverse effect on our business or financial position. It is possible, however, that it could have a material adverse effect on net income in a particular quarter or annual period.

On December 24, 2004, Westpac lodged several warranty and indemnification claims related to the sale of BT Financial Group. Under the sale agreements, certain warranty claims were required to be lodged by December 31, 2004. The claims aggregate approximately A$50.0 million Australian dollars (approximately U.S. $40.0 million) with the majority of the claims (approximately A$45.0 million Australian dollars, or U.S. $35.0 million) related to fund pricing and accounting issues around a tax asset called future income tax benefit ("FITB"). FITB is an asset used in calculating unit pricing of funds. Westpac claims that BT Financial Group incorrectly accrued FITB assets in valuing asset portfolios of BT funds in Australia and New Zealand and that as a result fund values were overstated. We intend to vigorously defend against these claims. Although we cannot predict the outcome of this matter or reasonably estimate possible losses, we do not believe that it would result in a material adverse effect on our business or financial position. It is possible, however, that it could have a material adverse effect on net income in a particular quarter or annual period.

We are also subject to various other indemnification obligations issued in conjunction with certain transactions, primarily the sale of BT Financial Group, Principal Residential Mortgage, Inc., and other divestitures, acquisitions and financing transactions whose terms range in duration and often are not explicitly defined. Certain portions of these indemnifications may be capped, while other portions are not subject to such limitations; therefore, the overall maximum amount of the obligation under the indemnifications cannot be reasonably estimated. While we are unable to estimate with certainty the ultimate legal and financial liability with respect to these indemnifications, we believe the likelihood is remote that material payments would be required under such indemnifications and therefore such indemnifications would not result in a material adverse effect on our business, financial position or net income. The fair value of such indemnifications issued after January 1, 2003, was determined to be insignificant.

Investments

We had total consolidated assets as of December 31, 2004, of $113.8 billion, of which $56.9 billion were invested assets. The rest of our total consolidated assets are comprised primarily of separate account assets for which we do not bear investment risk. Because we generally do not bear any investment risk on assets held in separate accounts, the discussion and financial information below does not include such assets. Of our invested assets, $54.4 billion were held by our U.S. operations and the remaining $2.5 billion were held by our International Asset Management and Accumulation segment. On July 1, 2004, we closed the sale of Principal Residential Mortgage, Inc. to CitiMortgage, Inc. The invested assets and cash held prior to July 1, 2004 have been reclassified to assets from discontinued operations on the consolidated statements of financial position.

U.S. Investment Operations

Our U.S. invested assets are managed by Principal Global Investors, a subsidiary of Principal Life. Our primary investment objective is to maximize after-tax returns consistent with acceptable risk parameters. We seek to protect policyholders' benefits by optimizing the risk/return relationship on an ongoing basis, through asset/liability matching, reducing the credit risk, avoiding high levels of investments that may be redeemed by the issuer, maintaining sufficiently liquid investments and avoiding undue asset concentrations through diversification. We are exposed to three primary sources of investment risk:

- credit risk, relating to the uncertainty associated with the continued ability of a given obligor to make timely payments of principal and interest;
- interest rate risk, relating to the market price and/or cash flow variability associated with changes in market yield curves; and
- equity risk, relating to adverse fluctuations in a particular common stock.

Our ability to manage credit risk is essential to our business and our profitability. We devote considerable resources to the credit analysis of each new investment. We manage credit risk through industry, issuer and asset class diversification. Our Investment Committee, appointed by our board of directors, is responsible for establishing all investment policies and reviewing and approving all investments. As of December 31, 2004, there are ten members on the Investment Committee, one of whom is a member of our board of directors. The remaining members are senior management members representing various areas of our company.

We also seek to reduce call or prepayment risk arising from changes in interest rates in individual investments. We limit our exposure to investments that are prepayable without penalty prior to maturity at the option of the issuer, and we require additional yield on these investments to compensate for the risk that the issuer will exercise such option. We assess option risk in all investments we make and, when we take that risk, we price for it accordingly.

Our Fixed Income Securities Committee, consisting of fixed income securities senior management members, approves the credit rating for the fixed maturity securities we purchase. Teams of security analysts organized by industry focus either on the public or private markets and analyze and monitor these investments. In addition, we have teams who specialize in residential mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities, and public below investment grade securities. We establish a credit reviewed list of approved public issuers to provide an efficient way for our portfolio managers to purchase liquid bonds for which credit review has already been completed. Issuers remain on the list for one year unless removed by our analysts. Our analysts monitor issuers on the list on a continuous basis with a formal review documented annually or more frequently if material events affect the issuer. The analysis includes both fundamental and technical factors. The fundamental analysis encompasses both quantitative and qualitative analysis of the issuer.

The qualitative analysis includes an assessment of both accounting and management aggressiveness. In addition, technical indicators such as stock price volatility and credit default swap levels are monitored.

Our Fixed Income Securities Committee also reviews private transactions on a continuous basis to assess the quality ratings of our privately placed investments. We regularly review our investments to determine whether we should re-rate them, employing the following criteria:

- material declines in the issuer's revenues or margins;
- significant management or organizational changes;
- significant uncertainty regarding the issuer's industry;
- debt service coverage or cash flow ratios that fall below industry-specific thresholds;
- violation of financial covenants; and
- other business factors that relate to the issuer.

A dedicated risk management team is responsible for centralized monitoring of the commercial mortgage portfolio. We apply a variety of strategies to minimize credit risk in our commercial mortgage loan portfolio. When considering the origination of new commercial mortgage loans, we review the cash flow fundamentals of the property, make a physical assessment of the underlying security, conduct a comprehensive market analysis and compare against industry lending practices. We use a proprietary risk rating model to evaluate all new and a majority of existing loans within the portfolio. The proprietary risk model is designed to stress projected cash flows under simulated economic and market downturns. Our lending guidelines are designed to encourage 75% or less loan-to-value ratios and a debt service coverage ratio of at least 1.2 times. We analyze investments outside of these guidelines based on cash flow quality, tenancy and other factors. The weighted average loan-to-value ratio at origination for brick and mortar commercial mortgages in our portfolio was 66% and the debt service coverage ratio at loan inception was 2.3 times as of December 31, 2004.

We have limited exposure to equity risk in our common stock portfolio. Equity securities accounted for only 1% of our U.S. invested assets as of December 31, 2004.

Our investment decisions and objectives are a function of the underlying risks and product profiles of each primary business operation. In addition, we diversify our product portfolio offerings to include products that contain features that will protect us against fluctuations in interest rates. Those features include adjustable crediting rates, policy surrender charges and market value adjustments on liquidations. For further information on our management of interest rate risk, see "Quantitative and Qualitative Disclosures about Market Risk".

Overall Composition of U.S. Invested Assets

U.S. invested assets as of December 31, 2004, were predominantly of high quality and broadly diversified across asset class, individual credit, industry and geographic location. Asset allocation is determined based on cash flow and the risk/return requirements of our products. As shown in the following table, the major categories of U.S. invested assets are fixed maturity securities and commercial mortgages. The remainder is invested in real estate, residential mortgage loans, equity securities and other assets. In addition, policy loans are included in our invested assets. The following discussion analyzes the composition of U.S. invested assets, but excludes invested assets of the participating separate accounts.

U.S. Invested Assets

	December 31, 2004		December 31, 2003	
	Carrying Amount	% of Total	Carrying Amount	% of Total
	($ in millions)			
Fixed maturity securities				
Public	**$26,477.1**	**49%**	$24,785.0	48%
Private	**12,749.6**	**23**	11,343.0	22
Equity securities	**725.9**	**1**	657.4	1
Mortgage loans				
Commercial	**10,224.7**	**19**	9,630.4	19
Residential	**1,104.0**	**2**	1,288.1	3
Real estate held for sale	**136.1**	**—**	513.0	1
Real estate held for investment	**885.1**	**2**	1,003.6	2
Policy loans	**814.5**	**2**	804.1	2
Other investments	**1,339.7**	**2**	1,198.8	2
Total invested assets	**54,456.7**	**100%**	51,223.4	100%
Cash and cash equivalents	**369.5**		1,121.1	
Total invested assets and cash	**$54,826.2**		$52,344.5	

U.S. Investment Results

The following tables present the yield and investment income, excluding net realized/unrealized gains and losses for our U.S. invested assets. The annualized yield on U.S. invested assets and on cash and cash equivalents was 5.7% for the year ended December 31, 2004, compared to 6.2% for the year ended December 31, 2003. We calculate annualized yields using a simple average of asset classes at the beginning and end of the reporting period.

U.S. Invested Assets
Investment Income Yields by Asset Type

	For the year ended December 31,			
	2004		2003	
	Yield	Amount	Yield	Amount
	($ in millions)			
Fixed maturity securities	**5.8%**	**$2,196.4**	6.3%	$2,173.4
Equity securities	**6.8**	**46.9**	8.9	45.4
Mortgage loans — Commercial	**6.9**	**680.7**	7.6	722.9
Mortgage loans — Residential	**4.2**	**49.9**	3.8	42.9
Real estate	**6.7**	**85.1**	6.7	91.0
Policy loans	**6.3**	**51.1**	6.7	54.5
Cash and cash equivalents	**3.5**	**25.9**	2.3	20.5
Other investments	**2.2**	**27.4**	5.1	57.2
Total before investment expenses	**5.9**	**3,163.4**	6.4	3,207.8
Investment expenses	**0.2**	**128.4**	0.2	111.8
Net investment income	**5.7%**	**$3,035.0**	6.2%	$3,096.0

Fixed Maturity Securities

Fixed maturity securities consist of short-term investments, publicly traded debt securities, privately placed debt securities and redeemable preferred stock, and represented 72% of total U.S. invested assets as of December 31, 2004 and 70% as of December 31, 2003. The fixed maturity securities portfolio was comprised, based on carrying amount, of 67% in publicly traded fixed maturity securities and 33% in privately placed fixed maturity securities as of December 31, 2004 and 69% in publicly traded fixed maturity securities and 31% in privately placed fixed maturity securities as of December 31, 2003. Included in the privately placed category as of December 31, 2004, and December 31, 2003, were $5.8 billion and $4.3 billion, respectively, of securities eligible for resale to qualified institutional buyers under Rule 144A under the Securities Act of 1933. Fixed maturity securities were diversified by category of issuer as of December 31, 2004, and December 31, 2003, as shown in the following table:

U.S. Invested Assets
Fixed Maturity Securities by Type of Issuer

	December 31, 2004		December 31, 2003	
	Carrying Amount	% of Total	Carrying Amount	% of Total
		($ in millions)		
U.S. Government and agencies	**$ 274.2**	**1%**	$ 610.9	2%
States and political subdivisions	**947.0**	**2**	537.0	1
Non-U.S. governments	**490.3**	**1**	422.4	1
Corporate — public	**19,572.4**	**50**	18,033.4	50
Corporate — private	**10,549.4**	**27**	9,693.1	27
Residential pass-through securities	**1,536.2**	**4**	2,070.3	6
Commercial mortgage-backed securities	**3,472.7**	**9**	2,917.4	8
Residential collateralized mortgage obligations	**652.4**	**2**	294.6	1
Asset-backed securities	**1,732.1**	**4**	1,548.9	4
Total fixed maturities	**$39,226.7**	**100%**	$ 36,128.0	100%

We held $7,393.4 million of mortgage-backed and asset-backed securities as of December 31, 2004, and $6,831.2 million as of December 31, 2003.

We believe that it is desirable to hold residential mortgage-backed pass-through securities due to their credit quality and liquidity as well as portfolio diversification characteristics. Our portfolio is comprised of GNMA, FNMA and FHLMC pass-through securities. In addition, our residential collateralized mortgage obligation portfolio offers structural features that allow cash flows to be matched to our liabilities.

Commercial mortgage-backed securities provide high levels of credit protection, diversification, reduced event risk and enhanced liquidity. Commercial mortgage-backed securities are predominantly comprised of rated large pool securitizations that are individually and collectively diverse by property type, borrower and geographic dispersion.

We purchase asset-backed securities ("ABS") to diversify the overall credit risks of the fixed maturity securities portfolio and to provide attractive returns. The principal risks in holding asset-backed securities are structural and credit risks. Structural risks include the security's priority in the issuer's capital structure, the adequacy of and ability to realize proceeds from the collateral and the potential for prepayments. Credit risks involve issuer/servicer risk where collateral values can become impaired in the event of servicer credit deterioration.

Our ABS portfolio is diversified both by type of asset and by issuer. We actively monitor holdings of asset-backed securities to ensure that the risk profile of each security improves or remains consistent. Prepayments in the ABS portfolio are, in general, insensitive to changes in interest rates or are insulated to such changes by call protection features. In the event that we are subject to prepayment risk, we monitor the factors that impact the level of prepayment and prepayment speed for those asset-backed securities. In addition, we diversify the risks of asset-backed securities by holding a diverse class of securities, which limits our exposure to any one security.

The international exposure in our U.S. fixed maturity securities totaled $5,924.4 million, or 15% of total fixed maturity securities, as of December 31, 2004, comprised of corporate and foreign government fixed maturity securities. Of the $5,924.4 million as of December 31, 2004, investments totaled $1,473.3 million in the United Kingdom, $1,587.3 million in the continental European Union, $709.3 million in Asia, $495.8 million in South America, $482.7 million in Australia and $10.4 million in Japan. The remaining $1,165.6 million is invested in 15 other countries. All international fixed maturity securities held by our U.S. operations are either denominated in U.S. dollars or have been swapped into U.S. dollar equivalents. Our international investments are analyzed internally by country and industry credit investment professionals. We control concentrations using issuer and country level exposure benchmarks, which are based on the credit quality of the issuer and the country. Our investment policy limits total international fixed maturity securities investments to 18% of total statutory general account assets with a 4% limit in emerging markets.

Exposure to Canada is not included in our international exposure. As of December 31, 2004, our investments in Canada totaled $1,376.8 million.

The following tables present the amortized cost of our top ten exposures including approved counterparty exposure limits as of December 31, 2004, and December 31, 2003.

	December 31, 2004
	Amortized Cost
	(in millions)
HSBC Holdings PLC(1)	**$ 446.2**
Bank of America Corp.(3)	**419.6**
American International Group Inc.(3)	**394.8**
MBIA Inc.(2)	**380.2**
JP Morgan Chase & Co.(3)	**321.2**
General Electric Co	**313.4**
Royal Bank of Scotland Group PLC(3)	**296.6**
Goldman Sachs Group Inc.(3)	**285.5**
Citigroup Inc.(3)	**280.9**
Verizon Communications Inc.	**261.5**
Total Top Ten Exposures	**$3,399.9**

(1) Includes a $238.3 million investment classified as an equity security for U.S. GAAP. The investment issuer engages in managing investment grade third party bond investments and HSBC paper. All non-HSBC paper has the ultimate benefit of price support protection provided by HSBC Bank, PLC. Since Principal Life Insurance Company has the senior priority in the issuer, we believe many third party bonds could be liquidated to satisfy our claim. While we calculate our exposure on a gross basis, the value we attribute to the underlying collateral is $125 million.

(2) MBIA Inc. exposure is predominately comprised of the guarantee of underlying securities that are rated "A-" equivalent or better by the rating agencies on a stand alone basis. The MBIA wrap guarantees performance in the event of default of the underlying securities bringing the combined rating to AAA.

(3) Includes approved counterparty limit. The actual and the stressed potential exposures are less than the approved limit.

	December 31, 2003
	Amortized Cost
	(in millions)
HSBC Holdings PLC(1)(3)	$ 518.7
MBIA Inc.(2)	380.6
American International Group Inc.(3)	363.1
Citigroup Inc.(3)	292.2
Bank of America Corp.(3)	265.6
Royal Bank of Scotland Group PLC(3)	263.3
Verizon Communications Inc.	261.9
General Electric Co.	249.1
Morgan Stanley(3)	228.8
Bear Stearns Co.	223.9
Total Top Ten Exposures	$3,047.2

(1) Includes a $238.3 million investment classified as an equity security for U.S. GAAP. The investment issuer engages in managing investment grade third party bond investments and HSBC paper. All non-HSBC paper has the ultimate benefit of price support protection provided by HSBC Bank, PLC. Since Principal Life Insurance Company has senior priority in the issuer, we believe many third party bonds could be liquidated to satisfy our claim. While we calculate our exposure on a gross basis, the value we attribute to the underlying collateral is $125 million.

(2) MBIA Inc. exposure is predominately comprised of the guarantee of underlying securities which are rated "A-" equivalent or better by the rating agencies on a stand alone basis. The MBIA wrap guarantees performance in the event of a default of the underlying securities bringing the combined rating to AAA.

(3) Includes approved counterparty limit. The actual and the stressed potential exposures are less than the approved limit.

Our top ten exposures were rated an "A" equivalent or better by the rating agencies as of December 31, 2004 and December 31, 2003. As of December 31, 2004 and December 31, 2003, no individual non-government issuer represented more than 1% of U.S. invested assets.

Valuation techniques for the fixed maturity securities portfolio vary by security type and the availability of market data. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. Interactive Data Corporation ("IDC") or direct broker quotes are our sources for external prices for our public bonds and those private placement securities that are actively traded in the secondary market. In cases where quoted market prices are not available, a matrix pricing valuation approach is used. Securities are grouped into pricing categories that vary by asset class, sector, rating, and average life. Each pricing category is assigned a risk spread based on studies of observable public market data or market clearing data from the investment professionals assigned to specific security classes. The expected cash flows of the security are then discounted back at the current Treasury curve plus the appropriate risk spread. Although the matrix valuation approach provides a fair valuation of each pricing category, the valuation of an individual security within each pricing category may actually be impacted by company specific factors. Certain market events that could impact the valuation of securities include issuer credit ratings, business climate, management changes, litigation, and government actions among others. The resulting prices are then reviewed by pricing analysts. All loans placed on the "watch list" are valued individually by the investment analysts or the analysts that focus on troubled securities ("Workout group"). Although we believe our estimates reasonably reflect the fair value of those securities, the key assumptions about risk premiums, performance of underlying collateral (if any) and other factors involve significant assumptions and may not reflect those of an active market. To the extent that bonds have longer maturity dates, management's estimate of fair value may involve greater subjectivity since they involve judgment about events well into the future. Every month, there is a comprehensive review of all impaired securities and problem loans by a group consisting of the Chief Investment Officer, the Portfolio Managers, and the Workout Group. The valuation of impaired bonds for which there is no quoted price is typically based on the present value of the future cash flows expected to be received. If the company is likely to continue operations, the estimate of future cash flows is typically based on the expected operating cash flows of the company that are available to make payments of the bonds. If the company is likely to liquidate, the estimate of future cash flows is based on an estimate of the liquidation value of its net assets.

The Securities Valuation Office ("SVO") of the NAIC evaluates most of the fixed maturity securities that we and other U.S. insurance companies hold. The SVO evaluates the bond investments of insurers for regulatory reporting purposes and assigns securities to one of six investment categories. The NAIC designations closely mirror the nationally recognized securities rating organizations' credit ratings for marketable bonds. NAIC designations 1 and 2 include bonds considered investment grade by such rating organizations. Bonds are considered investment grade when rated "Baa3" or higher by Moody's, or "BBB-" or higher by Standard & Poor's. NAIC designations 3 through 6 are referred to as below investment grade. Bonds are considered below investment grade when rated "Ba1" or lower by Moody's, or "BB+" or lower by Standard & Poor's. As of December 31, 2004, the percentage, based on estimated fair value, of total publicly traded and privately placed fixed maturity securities that were investment grade with an NAIC designation 1 or 2 was 95%.

We also monitor the credit drift of our corporate fixed maturity securities portfolio. Credit drift is defined as the ratio of the percentage of rating downgrades, including defaults, divided by the percentage of rating upgrades. We measure credit drift once each fiscal year, assessing the changes in our internally developed credit ratings that have occurred during the year. Standard & Poor's annual credit ratings drift ratio measures the credit rating change, within a specific year, of companies that have been assigned ratings by Standard & Poor's. The annual internal credit drift ratio on corporate fixed maturity securities we held in our general account was 0.53 times compared to the Standard & Poor's drift ratio of 0.90 times, as of December 31, 2004.

The following table presents our total fixed maturity securities by NAIC designation and the equivalent ratings of the nationally recognized securities rating organizations as of December 31, 2004, and December 31, 2003, as well as the percentage, based on estimated fair value, that each designation comprises:

U.S. Invested Assets
Fixed Maturity Securities by Credit Quality

		December 31, 2004			December 31, 2003		
NAIC Rating(1)	Rating Agency Equivalent	Amortized Cost	Carrying Amount	% of Total Carrying Amount	Amortized Cost	Carrying Amount	% of Total Carrying Amount
				($ in millions)			
1	Aaa/Aa/A	**$19,807.0**	**$20,979.9**	**54%**	$17,299.2	$18,415.1	51%
2	Baa	**14,939.9**	**16,012.2**	**41**	13,579.3	14,657.1	41
3	Ba	**1,555.9**	**1,698.7**	**4**	1,998.0	2,123.1	6
4	B	**323.4**	**332.3**	**1**	517.4	514.5	1
5	Caa and lower	**42.2**	**44.2**	**—**	230.9	225.4	1
6	In or near default	**160.2**	**159.4**	**—**	220.7	192.8	—
	Total fixed maturities	**$36,828.6**	**$39,226.7**	**100%**	$33,845.5	$36,128.0	100%

(1) Includes 129 securities with an amortized cost of $1,016.7 million, gross gains of $55.0 million, gross losses of $2.6 million and a carrying amount of $1,069.1 million as of December 31, 2004, that are still pending a review and assignment of a rating by the SVO. Due to the timing of when fixed maturity securities are purchased, legal documents are filed, and the review by the SVO, there will always be securities in our portfolio that are unrated over a reporting period. In these instances, an equivalent rating is assigned based on our fixed income analyst's assessment.

We believe that our long-term fixed maturity securities portfolio is well diversified among industry types and between publicly traded and privately placed securities. Each year we direct the majority of our net cash inflows into investment grade fixed maturity securities. Our current policy is to limit the percentage of cash flow invested in below investment grade assets to 7% of cash flow. As of December 31, 2004, we had invested 1.9% of new cash flow for the year in below investment grade assets. While the general account investment returns have improved due to the below investment grade asset class, we manage its growth strategically by limiting it to 10% of the total fixed maturity securities portfolios.

We invest in privately placed fixed maturity securities to enhance the overall value of the portfolio, increase diversification and obtain higher yields than are possible with comparable quality public market securities. Generally, private placements provide broader access to management information, strengthened negotiated protective covenants, call protection features and, where applicable, a higher level of collateral. They are, however, generally not freely tradable because of restrictions imposed by federal and state securities laws and illiquid trading markets.

The following table shows the carrying amount of our corporate fixed maturity securities by Salomon industry category, as well as the percentage of the total corporate portfolio that each Salomon industry category comprises as of December 31, 2004, and December 31, 2003.

U.S. Invested Assets
Corporate Fixed Maturity Securities by Salomon Industry

	December 31, 2004		December 31, 2003	
	Carrying Amount	% of Total	Carrying Amount	% of Total
	($ in millions)			
Industry Class				
Finance — Bank	**$ 3,644.0**	**12%**	$ 3,041.9	11%
Finance — Insurance	**2,604.0**	**9**	1,718.1	6
Finance — Other	**3,838.0**	**13**	3,337.5	12
Industrial — Consumer	**975.0**	**3**	879.4	3
Industrial — Energy	**2,755.8**	**9**	2,779.5	10
Industrial — Manufacturing	**5,594.0**	**19**	5,729.6	21
Industrial — Other	**135.1**	**1**	158.7	1
Industrial — Service	**4,623.2**	**15**	4,503.0	16
Industrial — Transport	**934.0**	**3**	967.8	4
Utility — Electric	**3,052.4**	**10**	2,751.2	10
Utility — Other	**56.3**	**—**	67.4	—
Utility — Telecom	**1,910.0**	**6**	1,792.4	6
Total	**$30,121.8**	**100%**	$27,726.5	100%

We monitor any decline in the credit quality of fixed maturity securities through the designation of "problem securities", "potential problem securities" and "restructured securities". We define problem securities in our fixed maturity portfolio as securities: (i) as to which principal and/or interest payments are in default or where default is perceived to be imminent in the near term, or (ii) issued by a company that went into bankruptcy subsequent to the acquisition of such securities. We define potential problem securities in our fixed maturity portfolio as securities included on an internal "watch list" for which management has concerns as to the ability of the issuer to comply with the present debt payment terms and which may result in the security becoming a problem or being restructured. The decision whether to classify a performing fixed maturity security as a potential problem involves significant subjective judgments by our management as to the likely future industry conditions and developments with respect to the issuer. We define restructured securities in our fixed maturity portfolio as securities where a concession has been granted to the borrower related to the borrower's financial difficulties that would not have otherwise been considered. We determine that restructures should occur in those instances where greater economic value will be realized under the new terms than through liquidation or other disposition and may involve a change in contractual cash flows. If at the time of restructure, the present value of the new future cash flows is less than the current cost of the asset being restructured, a realized capital loss is recorded in net income and a new cost basis is established.

We have a process in place to identify securities that could potentially have a credit impairment that is other than temporary. This process involves monitoring market events that could impact issuers' credit ratings, business climate, management changes, litigation and government actions, and other similar factors. This process also involves monitoring late payments, pricing levels, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues.

Every month, a group of individuals including the Chief Investment Officer, our Portfolio Managers, members of our Workout Group, and representatives from Investment Accounting review all securities where market value is less than seventy-five percent of amortized cost to determine whether losses should be recognized. The analysis focuses on each issuer's ability to service its debts in a timely fashion and the length of time the security has been trading below cost. Formal documentation of the analysis and the company's decision is prepared and approved by management.

We consider relevant facts and circumstances in evaluating whether the credit impairment of a security is other than temporary. Relevant facts and circumstances considered include: (1) the length of time the fair value has been below cost; (2) the financial position and access to capital of the issuer, including the current and future impact of any specific events; and (3) our ability and intent to hold the security to maturity or until it recovers in value. To the extent we determine that a security is deemed to be other than temporarily impaired, the difference between amortized cost and fair value would be charged to earnings.

There are a number of significant risks and uncertainties inherent in the process of monitoring credit impairments and determining if an impairment is other than temporary. These risks and uncertainties include: (1) the risk that our assessment of an issuer's ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer, (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated, (3) the risk that our investment professionals are making decisions based on fraudulent or misstated information in the financial statements provided by issuers and (4) the risk that new information obtained by us or changes in other facts and circumstances lead us to change our intent to hold the security to maturity or until it recovers in value. Any of these situations could result in a charge to earnings in a future period.

The net realized losses relating to other than temporary credit impairments of fixed maturity securities were $44.8 million for the year ended December 31, 2004. Following is a summary of our material impairments taken for the year ended December 31, 2004:

- $16.7 million on public and private fixed maturity securities of a U.S. airline. The company has experienced an increasing degree of financial duress due to a high cost structure, increasingly competitive industry landscape and high fuel prices. The extent of this financial duress has pressured the company's liquidity position and increased the probability of a Chapter 11 filing in the future. These impairments are based on market prices for the public bonds and estimated market prices for the private bonds.
- $8.8 million on private fixed maturity securities of a Chilean conglomerate. The company is in payment default, with lenders currently exercising legal remedies for enforcement in Chile. These impairments are based on estimated recovery values for the private securities.
- $7.5 million on private fixed maturity securities of a U.S. prime and sub-prime auto lending company. The company filed Chapter 11 bankruptcy protection during late 2002 and emerged from bankruptcy during September 2003. As operating data on the restructured entity has become available it was determined that a further impairment was warranted. These impairments are based on estimated recovery values for the private securities.
- $7.1 million on private fixed maturity securities relating to an Italian dairy and bakery goods producer. The company filed the equivalent of Chapter 11 bankruptcy protection after disclosing massive fraud during December 2003. After additional information has become available as part of the bankruptcy process it was determined that a further impairment was warranted. These impairments are based on estimated recovery values for the private securities.

For the year ended December 31, 2004, we realized $28.0 million of losses upon disposal of bonds excluding hedging adjustments. Included in this $28.0 million is $18.9 million related to sales of twenty-three credit impaired names. We generally intend to hold securities in unrealized loss positions until they mature or recover. However, we do sell bonds under certain circumstances such as when we have evidence of a significant deterioration in the issuer's creditworthiness, when a change in regulatory requirements modifies what constitutes a permissable investment or the maximum level of investments held or when there is an increase in capital requirements or a change in risk weights of debt securities. Sales generate both gains and losses.

The following tables present our fixed maturity securities available-for-sale by industry category and the associated gross unrealized gains and losses as of December 31, 2004, and December 31, 2003.

U.S. Invested Assets
Fixed Maturity Securities Available-for-Sale by Industry Category

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Amount
	(in millions)			
Finance — Bank	$ 3,467.0	$ 183.6	$ 6.6	$ 3,644.0
Finance — Insurance	2,497.1	115.6	8.7	2,604.0
Finance — Other	3,648.0	199.2	9.2	3,838.0
Industrial — Consumer	916.1	60.7	1.8	975.0
Industrial — Energy	2,504.9	259.4	8.5	2,755.8
Industrial — Manufacturing	5,233.4	367.1	6.5	5,594.0
Industrial — Other	127.4	7.9	0.2	135.1
Industrial — Service	4,289.9	339.0	5.7	4,623.2
Industrial — Transport	871.2	73.3	10.5	934.0
Utility — Electric	2,852.6	203.0	3.2	3,052.4
Utility — Other	48.9	7.4	—	56.3
Utility — Telecom	1,742.5	170.3	2.8	1,910.0
Total corporate securities	28,199.0	1,986.5	63.7	30,121.8
U.S. Government and agencies	268.6	6.3	0.7	274.2
States and political subdivisions	894.1	53.6	0.7	947.0
Non-U.S. governments	428.4	61.9	—	490.3
Mortgage-backed and other asset-backed securities	6,952.6	371.3	23.5	7,300.4
Total fixed maturity securities, available-for-sale	$36,742.7	$2,479.6	$88.6	$39,133.7

U.S. Invested Assets
Fixed Maturity Securities Available-for-Sale by Industry Category

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses(1)	Carrying Amount
		(in millions)		
Finance — Bank	$ 2,870.2	$ 183.3	$11.6	$ 3,041.9
Finance — Insurance	1,635.1	95.3	12.3	1,718.1
Finance — Other	3,142.7	205.2	10.4	3,337.5
Industrial — Consumer	848.5	56.8	25.9	879.4
Industrial — Energy	2,546.0	245.2	11.7	2,779.5
Industrial — Manufacturing	5,363.5	382.0	15.9	5,729.6
Industrial — Other	147.9	11.1	0.3	158.7
Industrial — Service	4,153.6	355.2	5.8	4,503.0
Industrial — Transport	914.2	74.6	21.0	967.8
Utility — Electric	2,581.4	179.1	9.3	2,751.2
Utility — Other	61.4	6.8	0.8	67.4
Utility — Telecom	1,623.2	170.5	1.3	1,792.4
Total corporate securities	25,887.7	1,965.1	126.3	27,726.5
U.S. Government and agencies	599.0	12.9	1.0	610.9
States and political subdivisions	498.7	40.5	2.2	537.0
Non-U.S. governments	358.2	64.2	—	422.4
Mortgage-backed and other asset-backed securities	6,406.9	343.5	22.1	6,728.3
Total fixed maturity securities, available-for-sale	$33,750.5	$2,426.2	$51.6	$36,025.1

(1) Included in the $151.6 million in unrealized losses is $24.8 million that relates to fixed maturity securities that are part of fair value hedging relationships and which have been recognized in net income versus other comprehensive income.

The total unrealized losses on our fixed maturity securities available-for-sale were $88.6 million and $151.6 million as of December 31, 2004 and December 31, 2003, respectively. Of the $88.6 million in gross unrealized losses as of December 31, 2004, there were $3.8 million in losses attributed to securities scheduled to mature in one year or less, $20.5 million is attributed to securities scheduled to mature between one to five years, $16.6 million is attributed to securities scheduled to mature between five to ten years, $24.2 million is attributed to securities scheduled to mature after ten years, and $23.5 million is related to mortgage-backed and other asset-backed securities. The gross unrealized losses as of December 31, 2004 were concentrated primarily in the Mortgage-backed and other asset-backed securities and Industrial — Transportation sectors. The gross unrealized losses as of December 31, 2003 were concentrated primarily in the Industrial — Consumer, Mortgage-backed and other asset-backed securities, Industrial — Transportation, and Industrial — Manufacturing sectors.

The following tables present our fixed maturity securities available-for-sale by investment grade and below investment grade and the associated gross unrealized gains and losses as of December 31, 2004, and December 31, 2003.

U.S. Invested Assets
Fixed Maturity Securities Available-for-Sale by Quality

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Amount
		(in millions)		
Investment Grade:				
Public	**$23,634.9**	**$1,553.5**	**$36.8**	**$25,151.6**
Private	**11,026.1**	**753.2**	**31.8**	**11,747.5**
Below Investment Grade:				
Public	**1,239.2**	**93.1**	**6.7**	**1,325.6**
Private	**842.5**	**79.8**	**13.3**	**909.0**
Total fixed maturity securities, available-for-sale	**$36,742.7**	**$2,479.6**	**$88.6**	**$39,133.7**

U.S. Invested Assets
Fixed Maturity Securities Available-for-Sale by Quality

	December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Amount
		(in millions)		
Investment Grade:				
Public	$21,733.3	$1,590.6	$ 36.1	$23,287.8
Private	9,050.2	671.7	40.3	9,681.6
Below Investment Grade:				
Public	1,407.6	102.1	12.4	1,497.3
Private	1,559.4	61.8	62.8	1,558.4
Total fixed maturity securities, available-for-sale	$33,750.5	$2,426.2	$151.6	$36,025.1

U.S. Invested Assets
Unrealized Losses on Investment Grade Fixed Maturity Securities
Available-for-Sale by Aging Category

	December 31, 2004					
	Public		Private		Total	
	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses
			(in millions)			
Three months or less	**$ 1,608.3**	**$ 9.4**	**$ 620.5**	**$ 4.7**	**$ 2,228.8**	**$14.1**
Greater than three to six months	**298.1**	**3.6**	**630.2**	**8.2**	**928.3**	**11.8**
Greater than six to nine months	**869.6**	**13.1**	**421.6**	**6.1**	**1,291.2**	**19.2**
Greater than nine to twelve months	**225.1**	**3.8**	**107.1**	**2.7**	**332.2**	**6.5**
Greater than twelve to twenty-four months	**232.0**	**6.3**	**282.8**	**10.1**	**514.8**	**16.4**
Greater than twenty-four to thirty-six months	**—**	**—**	**—**	**—**	**—**	**—**
Greater than thirty-six months	**5.3**	**0.6**	**—**	**—**	**5.3**	**0.6**
Total fixed maturities, available-for-sale	**$ 3,238.4**	**$36.8**	**$ 2,062.2**	**$31.8**	**$ 5,300.6**	**$68.6**

U.S. Invested Assets
Unrealized Losses on Investment Grade Fixed Maturity Securities
Available-for-Sale by Aging Category

	December 31, 2003					
	Public		Private		Total	
	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses
	(in millions)					
Three months or less	$ 1,157.2	$ 7.2	$ 574.6	$14.2	$ 1,731.8	$21.4
Greater than three to six months	794.3	10.6	464.4	14.9	1,258.7	25.5
Greater than six to nine months	417.7	13.4	209.2	8.5	626.9	21.9
Greater than nine to twelve months	50.8	1.5	5.1	0.3	55.9	1.8
Greater than twelve to twenty-four months	—	—	19.1	2.1	19.1	2.1
Greater than twenty-four to thirty-six months	21.0	2.4	—	—	21.0	2.4
Greater than thirty-six months	25.1	1.0	27.3	0.3	52.4	1.3
Total fixed maturities, available-for-sale	$ 2,466.1	$36.1	$ 1,299.7	$40.3	$ 3,765.8	$76.4

U.S. Invested Assets
Unrealized Losses on Below Investment Grade Fixed Maturity Securities
Available-for-Sale by Aging Category

	December 31, 2004					
	Public		Private		Total	
	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses
	(in millions)					
Three months or less	$ 3.4	$ 1.5	$ 50.4	$ 2.8	$ 53.8	$ 4.3
Greater than three to six months	—	—	0.9	0.1	0.9	0.1
Greater than six to nine months	16.6	0.3	—	—	16.6	0.3
Greater than nine to twelve months	39.4	0.6	—	—	39.4	0.6
Greater than twelve to twenty-four months	—	—	6.2	1.0	6.2	1.0
Greater than twenty-four to thirty-six months	2.4	0.1	34.7	2.8	37.1	2.9
Greater than thirty-six months	44.4	4.1	55.9	6.7	100.3	10.8
Total fixed maturities, available-for-sale	$106.2	$ 6.6	$148.1	$13.4	$254.3	$20.0

U.S. Invested Assets
Unrealized Losses on Below Investment Grade Fixed Maturity Securities
Available-for-Sale by Aging Category

	December 31, 2003					
	Public		Private		Total	
	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses
	(in millions)					
Three months or less	$ 41.1	$ 0.6	$ 67.9	$28.8	$109.0	$29.4
Greater than three to six months	5.3	0.8	40.4	6.0	45.7	6.8
Greater than six to nine months	3.5	0.1	24.1	0.1	27.6	0.2
Greater than nine to twelve months	—	—	0.8	0.1	0.8	0.1
Greater than twelve to twenty-four months	26.9	0.8	68.6	9.1	95.5	9.9
Greater than twenty-four to thirty-six months	64.2	8.8	62.6	8.2	126.8	17.0
Greater than thirty-six months	9.1	1.3	78.6	10.5	87.7	11.8
Total fixed maturities, available-for-sale	$150.1	$12.4	$343.0	$62.8	$493.1	$75.2

Of total gross unrealized losses as of December 31, 2004 and December 31, 2003, $68.6 million and $76.4 million were related to investment grade securities, respectively. Gross unrealized losses related to below investment grade securities were $20.0 million and $75.2 million as of December 31, 2004 and December 31, 2003, respectively.

The following tables present the carrying amount and gross unrealized losses on fixed maturity securities available-for-sale, where the estimated fair value has declined and remained below amortized cost by 20% or more as of December 31, 2004, and December 31, 2003.

U.S. Invested Assets
Unrealized Losses on Fixed Maturity Securities
Available-for-Sale by Aging Category

	December 31, 2004					
	Problem, Potential Problem, and Restructured		All Other Fixed Maturity Securities		Total	
	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses
	(in millions)					
Three months or less	$3.5	$2.7	$6.1	$1.5	$ 9.6	$4.2
Greater than three to six months	—	—	—	—	—	—
Greater than six to nine months	—	—	—	—	—	—
Greater than nine to twelve months	—	—	—	—	—	—
Greater than twelve months	2.0	0.9	—	—	2.0	0.9
Total fixed maturity securities, available-for-sale	$5.5	$3.6	$6.1	$1.5	$11.6	$5.1

U.S. Invested Assets
Unrealized Losses on Fixed Maturity Securities Available-for-Sale by Aging Category

	December 31, 2003					
	Problem, Potential Problem, and Restructured		All Other Fixed Maturity Securities		Total	
	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses
	(in millions)					
Three months or less	$30.9	$34.6	$ —	$ —	$30.9	$34.6
Greater than three to six months	—	—	—	—	—	—
Greater than six to nine months	—	—	—	—	—	—
Greater than nine to twelve months	0.5	0.1	—	—	0.5	0.1
Greater than twelve months	3.6	1.5	7.7	2.2	11.3	3.7
Total fixed maturity securities, available-for-sale	$35.0	$36.2	$7.7	$2.2	$42.7	$38.4

Gross unrealized losses on fixed maturity securities where the estimated fair value has been 20% or more below amortized cost were $5.1 million as of December 31, 2004 and $38.4 million as of December 31, 2003. The gross unrealized losses attributed to those securities considered to be "problem", "potential problem" or "restructured" were $3.6 million and $36.2 million as of December 31, 2004, and December 31, 2003, respectively.

The following table presents the total carrying amount of our fixed maturity portfolio, as well as its problem, potential problem and restructured fixed maturities for the periods indicated:

U.S. Invested Assets
Problem, Potential Problem and Restructured Fixed Maturities at Carrying Amount

	December 31, 2004	December 31, 2003
	($ in millions)	
Total fixed maturity securities (public and private)	**$39,226.7**	$36,128.0
Problem fixed maturity securities	**$ 68.5**	$ 152.5
Potential problem fixed maturity securities	**119.6**	230.1
Restructured fixed maturity securities	**10.4**	39.9
Total problem, potential problem and restructured fixed maturity securities	**$ 198.5**	$ 422.5
Total problem, potential problem and restructured fixed maturity securities as a percent of total fixed maturity securities	1%	1%

Mortgage Loans

Mortgage loans consist primarily of commercial mortgage loans on real estate. At December 31, 2004, commercial mortgage loans represented $10,224.7 million. Commercial mortgage loans on real estate are generally reported at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method, and net of valuation allowances. Commercial mortgage loans held for sale are carried at the lower of cost or fair value, less cost to sell, and reported as mortgage loans in the statements of financial position.

Commercial mortgages play an important role in our investment strategy by:

- providing strong risk-adjusted relative value in comparison to other investment alternatives;
- enhancing total returns; and
- providing strategic portfolio diversification.

As a result, we have focused on constructing a solid, high quality portfolio of mortgages. Our portfolio is generally comprised of mortgages with conservative loan-to-value ratios, high debt service coverages and general purpose property types with a strong credit tenancy.

Our commercial loan portfolio consists of primarily non-recourse, fixed rate mortgages on fully or near fully leased properties. The mortgage portfolio is comprised of general-purpose industrial properties, manufacturing office properties and credit oriented retail properties.

California accounted for 19% of our commercial mortgage loan portfolio as of December 31, 2004. We are, therefore, exposed to potential losses resulting from the risk of catastrophes, such as earthquakes, that may affect the region. Like other lenders, we generally do not require earthquake insurance for properties on which we make commercial mortgage loans. With respect to California properties, however, we obtain an engineering report specific to each property. The report assesses the building's design specifications, whether it has been upgraded to meet seismic building codes and the maximum loss that is likely to result from a variety of different seismic events. We also obtain a report that assesses by building and geographic fault lines the amount of loss our commercial mortgage loan portfolio might suffer under a variety of seismic events.

Our commercial loan portfolio is highly diversified by borrower. As of December 31, 2004, 36% of the U.S. commercial mortgage loan portfolio was comprised of mortgage loans with principal balances of less than $10.0 million. The total number of commercial mortgage loans outstanding as of December 31, 2004 and December 31, 2003 was 1,318 and 1,447, respectively. The average loan size of our commercial mortgage portfolio was $7.8 million as of December 31, 2004.

We actively monitor and manage our commercial mortgage loan portfolio. Substantially all loans within the portfolio are analyzed regularly, based on a proprietary risk rating cash flow model, in order to monitor the financial quality of these assets and are internally rated. Based on ongoing monitoring, mortgage loans with a likelihood of becoming delinquent are identified and placed on an internal "watch list". Among criteria which would indicate a potential problem are: imbalances in ratios of loan to value or contract rents to debt service, major tenant vacancies or bankruptcies, borrower sponsorship problems, late payments, delinquent taxes and loan relief/restructuring requests.

We review our mortgage loan portfolio and analyze the need for a valuation allowance for any loan which is delinquent for 60 days or more, in process of foreclosure, restructured, on the "watch list", or which currently has a valuation allowance. We categorize loans, which are delinquent, loans in process of foreclosure, and loans to borrowers in bankruptcy as "problem" loans. Potential problem loans are loans placed on an internal "watch list" for which management has concerns as to the ability of the borrower to comply with the present loan payment terms and which may result in the loan becoming a problem or being restructured. The decision whether to classify a performing loan as a potential problem involves significant subjective judgments by management as to the likely future economic conditions and developments with respect to the borrower. We categorize loans for which the original terms of the mortgages have been modified or for which interest or principal payments have been deferred as "restructured" loans. We also consider matured loans that are refinanced at below market rates as restructured.

The valuation allowance for commercial mortgage loans includes a loan specific allowance for impaired loans and a provision for losses based on past loss experience believed to be adequate to absorb estimated probable credit losses. The changes in this valuation allowance are reported as a net realized/unrealized capital loss on our consolidated statements of operations.

Commercial mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to contractual terms of the loan agreement. When we determine that a loan is impaired, a valuation allowance is established or a direct write-down of the loan is recorded for the difference between the carrying amount of the mortgage loan and the estimated value. Estimated value is based on either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or fair value of the collateral. When a valuation allowance is established, subsequent recoveries are charged to the valuation allowance and subsequent losses may be charged to the valuation allowance or as a direct write-down of the loan.

The determination of the calculation and the adequacy of the mortgage loan loss provision based on past experience and mortgage impairments are subjective. Our periodic evaluation and assessment of the adequacy of the provision for losses and the need for mortgage impairments is based on known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions, loss experience and other relevant factors. The current portfolio statistics and past loss experience produced a provision for the Principal Life general account totaling $35.9 million. The evaluation of our impaired loan component of the allowance is subjective, as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans. Our financial position is sensitive to changes in estimated cash flows from mortgages, the value of the collateral, and changes in the economic environment in general. Decreases in the valuation allowance aggregated to $7.2 million for the year ended December 31, 2004, and $34.0 million for the year ended December 31, 2003.

As a result of a change in estimates, we evaluated the adequacy of our provision for losses based on past experience at December 31, 2004 and December 31, 2003, and released $8.5 million and $23.9 million, respectively from the allowance.

The following table represents our commercial mortgage valuation allowance for the periods indicated:

U.S. Invested Assets
Commercial Mortgage Valuation Allowance

	December 31, 2004	December 31, 2003
	($ in millions)	
Beginning balance	**$ 49.6**	$ 83.6
Provision	**14.4**	1.3
Release	**(21.6)**	(35.3)
Ending balance	**$ 42.4**	$ 49.6
Valuation allowance as % of carrying value before reserves	**1%**	1%

The following table presents the carrying amounts of problem, potential problem and restructured commercial mortgages relative to the carrying amount of all commercial mortgages for the periods indicated:

U.S. Invested Assets
Problem, Potential Problem and Restructured Commercial Mortgages at Carrying Amount

	December 31, 2004	December 31, 2003
	($ in millions)	
Total commercial mortgages	**$10,224.7**	$9,630.4
Problem commercial mortgages(1)	**$ 38.2**	$ 45.9
Potential problem commercial mortgages	**51.2**	99.3
Restructured commercial mortgages	**59.3**	65.3
Total problem, potential problem and restructured commercial mortgages	**$ 148.7**	$ 210.5
Total problem, potential problem and restructured commercial mortgages as a percent of total commercial mortgages	**2%**	2%

(1) Problem commercial mortgages include no mortgage loans in foreclosure as of December 31, 2004 and December 31, 2003.

Equity Real Estate

We hold commercial equity real estate as part of our investment portfolio. As of December 31, 2004, and December 31, 2003, the carrying amount of equity real estate investment was $1,021.2 million and $1,516.6 million, or 2% and 3%, of U.S. invested assets, respectively. Our commercial equity real estate is held in the form of wholly owned real estate, real estate acquired upon foreclosure of commercial mortgage loans, and majority owned interests in real estate joint ventures.

Equity real estate is categorized as either "real estate held for investment" or "real estate held for sale". Real estate held for investment totaled $885.1 million as of December 31, 2004, and $1,003.6 million as of December 31, 2003. The carrying value of real estate held for investment is generally adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Such impairment adjustments are recorded as realized investment losses and accordingly, are reflected in our consolidated results of operations. For the years ended December 31, 2004 and December 31, 2003, there were no such impairment adjustments.

The carrying amount of real estate held for sale as of December 31, 2004, and December 31, 2003, was $136.1 million and $513.0 million, net of valuation allowances of $5.8 million and $19.1 million, respectively. Once we identify a real estate property to be sold and commence a plan for marketing the property, we classify the property as held for sale. We establish a valuation allowance subject to periodical revisions, if necessary, to adjust the carrying value of the property to reflect the lower of its current carrying value or the fair value, less associated selling costs.

We use research, both internal and external, to recommend appropriate product and geographic allocations and changes to the equity real estate portfolio. We monitor product, geographic and industry diversification separately and together to determine the most appropriate mix.

Equity real estate is distributed across geographic regions of the country with larger concentrations in the South Atlantic, Pacific, and West South Central regions of the United States as of December 31, 2004. By property type, there is a concentration in office buildings that represented approximately 39% of the equity real estate portfolio as of December 31, 2004.

Other Investments

Our other investments totaled $1,339.7 million as of December 31, 2004, compared to $1,198.8 million as of December 31, 2003. Derivatives accounted for $856.8 million in other investments as of December 31, 2004. The remaining invested assets include minority interests in unconsolidated entities and properties owned jointly with venture partners and operated by the partners.

International Investment Operations

As of December 31, 2004, our international investment operations consist of the investments of Principal International comprised of $2.5 billion in invested assets. Principal Global Investors works with each Principal International affiliate to develop investment policies and strategies that are consistent with the products they offer. Due to the regulatory constraints in each country, each company maintains its own investment policies, which are approved by Principal Global Investors. Each international affiliate is required to submit a compliance report relative to its strategy to Principal Global Investors. Principal Global Investors employees and international affiliate company credit analysts jointly review each corporate credit annually.

Overall Composition of International Invested Assets

As shown in the following table, the major categories of international invested assets as of December 31, 2004, and December 31, 2003, were fixed maturity securities and residential mortgage loans:

International Invested Assets

	December 31, 2004		December 31, 2003	
	Carrying Amount	% of Total	Carrying Amount	% of Total
	($ in millions)			
Fixed maturity securities				
Public	**$1,782.6**	**72%**	$1,312.3	66%
Private	**—**	**—**	81.0	4
Equity securities	**36.7**	**2**	41.8	2
Mortgage loans				
Residential	**385.8**	**16**	333.1	17
Real estate held for investment	**10.8**	**—**	9.5	1
Other investments	**246.0**	**10**	213.3	10
Total invested assets	**2,461.9**	**100%**	1,991.0	100%
Cash and cash equivalents	**83.0**		71.4	
Total invested assets and cash	**$2,544.9**		$2,062.4	

Quantitative and Qualitative Disclosures About Market Risk

Market Risk Exposures and Risk Management

Market risk is the risk that we will incur losses due to adverse fluctuations in market rates and prices. Our primary market risk exposure is to changes in interest rates, although we also have exposures to changes in equity prices and foreign currency exchange rates.

The active management of market risk is an integral part of our operations. We manage our overall market risk exposure within established risk tolerance ranges by using the following approaches:

- rebalance our existing asset or liability portfolios;
- control the risk structure of newly acquired assets and liabilities; or
- use derivative instruments to modify the market risk characteristics of existing assets or liabilities or assets expected to be purchased.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate risk stems largely from our substantial holdings of guaranteed fixed rate liabilities in our U.S. Asset Management and Accumulation segment.

We manage the interest rate risk inherent in our assets relative to the interest rate risk inherent in our liabilities. One of the measures we use to quantify this exposure is duration. To calculate duration, we project asset and liability cashflows. These cashflows are discounted to a net present value basis using a spot yield curve, which is a blend of the spot yield curves for each of the asset types in the portfolio. Duration is calculated by re-calculating these cashflows and redetermining the net present value based upon an alternative level of interest rates, and determining the percentage change in fair value.

As of December 31, 2004, the difference between the asset and liability durations on our primary duration managed portfolio was +.05. This duration gap indicates that as of this date the sensitivity of the fair value of our assets to interest rate movements is greater than that of the fair value of our liabilities. Our goal is to minimize the duration gap. Currently, our guidelines indicate that total duration gaps between the asset and liability portfolios should be within +/-0.25. The value of the assets in this portfolio was $31,985.8 million as of December 31, 2004.

For products such as whole life insurance and term life insurance that are less sensitive to interest rate risk, and for other products such as individual single premium deferred annuities, we manage interest rate risk based on a modeling process that considers the target average life, maturities, crediting rates and assumptions of policyholder behavior. As of December 31, 2004, the weighted-average difference between the asset and liability durations on these portfolios was +.44. This duration gap indicates that as of this date the sensitivity of the fair value of our assets to interest rate movements is greater than that of the fair value of our liabilities. We attempt to monitor this duration gap consistent with our overall risk/reward tolerances. The value of the assets in the duration-monitored portfolios was $14,636.1 million as of December 31, 2004.

We also have a block of participating general account pension business that passes most of the actual investment performance of the assets to the customer. The investment strategy of this block is to maximize investment return to the customer on a "best efforts" basis, and there is little or no attempt to manage the duration of this portfolio since there is little or no interest rate risk. The value of the assets in the non duration-managed portfolios was $1,818.3 million as of December 31, 2004.

Using the assumptions and data in effect as of December 31, 2004, we estimate that a 100 basis point immediate, parallel increase in interest rates decreases the net fair value of our portfolio by $81.0 million. The following table details the estimated changes by risk management strategy. The table also gives the weighted-average duration of the asset portfolio for each category and the duration gap (i.e. the weighted average difference between the asset and liability durations).

	December 31, 2004			
Risk Management Strategy	**Value of Total Assets**	**Duration of Assets**	**Net Duration Gap**	**Net Fair Value Change**
	(in millions)			*(in millions)*
Primary duration-managed	**$31,985.8**	**4.01**	**.05**	**$(16.0)**
Duration-monitored	**14,636.1**	**5.13**	**.44**	**(65.0)**
Non duration-managed	**1,818.3**	**5.94**	**N/A**	**N/A**
Total	**$48,440.2**			**$(81.0)**

Our selection of a 100 basis point immediate, parallel increase or decrease in interest rates is a hypothetical rate scenario we use to demonstrate potential risk. While a 100 basis point immediate, parallel increase does not represent our view of future market changes, it is a near term reasonably possible hypothetical change that illustrates the potential impact of such events. While these fair value measurements provide a representation of interest rate sensitivity, they are based on our portfolio exposures at a point in time and may not be representative of future market results. These exposures will change as a result of ongoing portfolio transactions in response to new business, management's assessment of changing market conditions and available investment opportunities.

Cash Flow Volatility

Cash flow volatility arises as a result of several factors. One is the inherent difficulty in perfectly matching the cash flows of new asset purchases with that of new liabilities. Another factor is the inherent cash flow volatility of some classes of assets and liabilities. In order to minimize cash flow volatility, we manage differences between expected asset and liability cash flows within pre-established guidelines.

We also seek to minimize cash flow volatility by restricting the portion of securities with redemption features held in our invested asset portfolio. These asset securities include redeemable corporate securities, mortgage-backed securities or other assets with options that, if exercised, could alter the expected future cash inflows. In addition, we limit sales liabilities with features such as puts or other options that may change the cash flow profile of the liability portfolio.

Derivatives

We use various derivative financial instruments to manage our exposure to fluctuations in interest rates, including interest rate swaps, swaptions, futures, Treasury rate guarantees, interest rate lock commitments and mortgage-backed forwards and options. We use interest rate futures contracts and mortgage-backed forwards to hedge changes in interest rates subsequent to the issuance of an insurance liability, such as a guaranteed investment contract, but prior to the purchase of a supporting asset, or during periods of holding assets in anticipation of near term liability sales. We use interest rate swaps primarily to more closely match the interest rate characteristics of assets and liabilities. They can be used to change the sensitivity to the interest rate of specific assets and liabilities as well as an entire portfolio. Occasionally, we will sell a callable liability or a liability with attributes similar to a call option. In these cases, we will use interest rate swaptions or similar products to hedge the risk of early liability payment thereby transforming the callable liability into a fixed term liability.

We also seek to reduce call or prepayment risk arising from changes in interest rates in individual investments. We limit our exposure to investments that are prepayable without penalty prior to maturity at the option of the issuer, and we require additional yield on these investments to compensate for the risk that the issuer will exercise such option. An example of an investment we limit because of the option risk is residential mortgage-backed securities. We assess option risk in all investments we make and, when we assume such risk, we seek to price for it accordingly to achieve an appropriate return on our investments.

We have increased our credit exposure through credit default swaps by investing in $42.5 million of subordinated tranches of a synthetic collateralized debt obligation. The outstanding notional amount as of December 31, 2004 was $500.0 million and the mark to market value was $11.9 million. We also invested in credit default swaps creating replicated assets with a notional of $448.3 million and mark to market value of $5.3 million as of December 31, 2004.

We also offer a guaranteed fund as an investment option in our defined contribution plans in Hong Kong. This fund contains an embedded option that has been bifurcated and accounted for separately in realized gains (losses). We recognized a $0.1 million pre-tax gain for the year ended December 31, 2004.

The obligation to deliver the underlying securities of certain consolidated grantor trusts to various unrelated trust certificate holders contains an embedded derivative of the forecasted transaction to deliver the underlying securities.

We offer an equity indexed annuity product that contains an embedded derivative that has been bifurcated and accounted for separately in realized gains (losses). We economically hedge the equity indexed annuity product by purchasing options that match the product's profile. For the year ended December 31, 2004, we recognized a $0.5 million pre-tax gain on the call spread options purchased and a $0.2 million pre-tax loss on the change in fair value of the embedded derivatives.

In conjunction with our use of derivatives, we are exposed to counterparty risk, or the risk that the counterparty fails to perform the terms of the derivative contract. We actively manage this risk by:

- establishing exposure limits which take into account non-derivative exposure we have with the counterparty as well as derivative exposure;
- performing similar credit analysis prior to approval on each derivatives counterparty that we do when lending money on a long-term basis;
- diversifying our risk across numerous approved counterparties;

- limiting exposure to A+ credit or better;
- conducting stress-test analysis to determine the maximum exposure created during the life of a prospective transaction;
- implementing credit support annex (collateral) agreements with selected counterparties to further limit counterparty exposures; and
- daily monitoring of counterparty credit ratings.

All new derivative counterparties are approved by the Investment Committee. We believe the risk of incurring losses due to nonperformance by our counterparties is manageable.

The notional amounts used to express the extent of our involvement in swap transactions represent a standard measurement of the volume of our swap business. Notional amount is not a quantification of market risk or credit risk and it may not necessarily be recorded on the balance sheet. Notional amounts represent those amounts used to calculate contractual flows to be exchanged and are not paid or received, except for contracts such as currency swaps. Actual credit exposure represents the amount owed to us under derivative contracts as of the valuation date. The following tables present our position in, and credit exposure to, derivative financial instruments as of December 31, 2004, and December 31, 2003:

Derivative Financial Instruments — Notional Amounts

	December 31, 2004		December 31, 2003	
	Notional Amount	% of Total	Notional Amount	% of Total
		($ in millions)		
Interest rate swaps	**$ 7,481.9**	**49%**	$ 5,024.9	45%
Foreign currency swaps	**3,037.5**	**20**	2,823.4	25
Credit default swaps	**988.3**	**7**	863.3	8
Embedded derivative financial instruments	**894.4**	**6**	770.5	7
Interest rate lock commitments	**634.3**	**4**	—	—
Mortgage-backed forwards and options	**586.8**	**4**	522.1	5
Bond forwards	**508.0**	**3**	467.2	4
Currency forwards	**441.7**	**3**	282.0	3
Swaptions	**429.0**	**3**	315.0	3
Call options	**73.0**	**1**	30.0	—
Bond options	**38.5**	**—**	17.5	—
Futures	**11.8**	**—**	27.8	—
Other	**—**	**—**	1.5	—
Total	**$15,125.2**	**100%**	$11,145.2	100%

Derivative Financial Instruments — Credit Exposures

	December 31, 2004		December 31, 2003	
	Credit Exposure	% of Total	Credit Exposure	% of Total
		($ in millions)		
Foreign currency swaps	**$805.2**	**85%**	$637.1	78%
Bond forwards	**66.8**	**7**	52.2	6
Interest rate swaps	**41.5**	**4**	68.9	9
Credit default swaps	**19.3**	**2**	45.9	6
Call options	**10.5**	**1**	6.6	1
Currency forwards	**7.1**	**1**	0.3	—
Bond options	**0.7**	**—**	—	—
Total credit exposure	**951.1**	**100%**	811.0	100%
Less: Collateral received	**(396.5)**		(334.5)	
Total	**$554.6**		$476.5	

The following table shows the interest rate sensitivity of our derivatives measured in terms of fair value. These exposures will change as a result of ongoing portfolio and risk management activities.

	As of December 31, 2004				
			Fair Value (no accrued interest)		
	Notional Amount	Weighted Average Term (Years)	−100 Basis Point Change	No Change	+100 Basis Point Change
			($ in millions)		
Interest rate swaps	$7,481.9	6.37(1)	$(299.8)	$(58.9)	$156.1
Bond forwards	508.0	1.78(4)	95.6	66.8	39.6
Swaptions	429.0	9.23(3)	(38.3)	(20.4)	(10.8)
Mortgage-backed forwards and options	586.8	.04(4)	(1.4)	—	1.3
Bond options	38.5	3.25(4)	(2.9)	(0.3)	1.1
Futures	11.8	.2(2)	2.0	—	(2.0)
Total	$9,056.0		$(244.8)	$(12.8)	$185.3

(1) Based on maturity date of swap.

(2) Based on maturity date.

(3) Based on option date of swaption.

(4) Based on settlement date.

We use U.S. Treasury futures to manage our over/under commitment position, and our position in these contracts changes daily.

Debt Issued and Outstanding

As of December 31, 2004, the aggregate fair value of long-term debt was $936.8 million. A 100 basis point, immediate, parallel decrease in interest rates would increase the fair value of debt by approximately $38.2 million.

	As of December 31, 2004		
	Fair Value (no accrued interest)		
	−100 Basis Point Change	No Change	+100 Basis Point Change
		(in millions)	
8.2% notes payable, due 2009	$558.1	$536.5	$515.9
8% surplus notes payable, due 2044	120.1	109.3	99.1
Non-recourse mortgages and notes payable	229.2	224.1	219.1
Other mortgages and notes payable	67.6	66.9	66.2
Total long-term debt	$975.0	$936.8	$900.3

Equity Risk

Equity risk is the risk that we will incur economic losses due to adverse fluctuations in a particular common stock. As of December 31, 2004, the fair value of our equity securities was $762.6 million. A 10% decline in the value of the equity securities would result in an unrealized loss of $76.3 million. As of December 31, 2004, a 10% immediate and sustained decline in the equity markets would result in a decrease of asset-based fee revenues of $63.8 million over the next year. The selection of a 10% unfavorable change in the equity markets should not be construed as a prediction by us of future market events, but rather as an illustration of the potential impact of such an event.

Foreign Currency Risk

Foreign currency risk is the risk that we will incur economic losses due to adverse fluctuations in foreign currency exchange rates. This risk arises from foreign currency-denominated funding agreements issued to non-qualified institutional investors in the international market, foreign currency-denominated fixed maturity securities purchased, and our international operations. The foreign currency risk on funding agreements and fixed maturity securities is eliminated by using currency swaps that swap the foreign currency interest and principal payments to our functional currency. The notional amount of our currency swap agreements associated with foreign-denominated liabilities as of December 31, 2004, was $2,726.5 million. The notional amount of our currency swap agreements associated with foreign-denominated fixed maturity securities as of December 31, 2004, was $286.9 million. With regard to our international operations, we attempt to do as much of our business as possible in the functional currency of the country of operation. At times, however, we are unable to do so, and in these cases, we use foreign exchange derivatives to hedge the resulting risks.

Additionally, we may take measures to hedge our net equity investments in our foreign subsidiaries from currency risks. As of December 31, 2004, we used currency forwards to hedge a portion of our net equity investment in our Mexican operations from currency fluctuations. The outstanding notional amount of the currency forwards relating to these operations was $30.6 million (approximately $350.5 million Mexican pesos) and we recognized a $0.4 million pre-tax loss in other comprehensive income for the year ended December 31, 2004.

We estimate that as of December 31, 2004, a 10% immediate unfavorable change in each of the foreign currency exchange rates to which we are exposed would result in no material change to the net fair value of our foreign currency denominated instruments identified above, including the currency swap agreements. The selection of a 10% immediate unfavorable change in all currency exchange rates should not be construed as a prediction by us of future market events, but rather as an illustration of the potential impact of such an event.

Effects of Inflation

We do not believe that inflation, in the United States or in the other countries in which we operate, has had a material effect on our consolidated operations over the past five years. In the future, however, we may be affected by inflation to the extent it causes interest rates to rise.

Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Stockholders
Principal Financial Group, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Principal Financial Group, Inc. maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Management of Principal Financial Group, Inc. is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Principal Financial Group, Inc. maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Principal Financial Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Principal Financial Group, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004, of Principal Financial Group, Inc. and our report dated February 16, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Des Moines, Iowa
February 16, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Principal Financial Group, Inc.

We have audited the accompanying consolidated statements of financial position of Principal Financial Group, Inc. ("the Company"), as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Principal Financial Group, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in response to new accounting standards, the Company changed its methods of accounting for discontinued operations, goodwill and other intangible assets effective January 1, 2002, variable interest entities effective July 1, 2003, and certain fixed and variable contract features effective January 1, 2004.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 16, 2005 expressed an unqualified opinion.

Ernst + Young LLP

Des Moines, Iowa
February 16, 2005, except for the
second paragraph of Note 15,
as to which the date is March 3, 2005

Principal Financial Group, Inc.

Consolidated Statements of Financial Position

	December 31,	
	2004	2003
	(in millions)	
Assets		
Fixed maturities, available-for-sale	**$ 40,916.3**	$ 37,418.4
Fixed maturities, trading	**93.0**	102.9
Equity securities, available-for-sale	**762.6**	699.2
Mortgage loans	**11,714.5**	11,251.6
Real estate	**1,032.0**	1,526.1
Policy loans	**814.5**	804.1
Other investments	**1,585.7**	1,412.1
Total investments	**56,918.6**	53,214.4
Cash and cash equivalents	**452.5**	1,192.5
Accrued investment income	**678.4**	656.6
Premiums due and other receivables	**628.5**	714.9
Deferred policy acquisition costs	**1,837.6**	1,568.9
Property and equipment	**429.4**	445.2
Goodwill	**232.9**	175.8
Other intangibles	**196.5**	121.0
Separate account assets	**51,507.9**	43,407.8
Assets of discontinued operations	**—**	5,425.1
Other assets	**915.8**	832.2
Total assets	**$113,798.1**	$107,754.4
Liabilities		
Contractholder funds	**$ 32,183.3**	$ 28,896.4
Future policy benefits and claims	**16,042.6**	15,450.8
Other policyholder funds	**734.9**	709.1
Short-term debt	**281.7**	702.8
Long-term debt	**843.5**	1,374.3
Income taxes currently payable	**277.9**	113.9
Deferred income taxes	**1,131.7**	1,198.9
Separate account liabilities	**51,507.9**	43,407.8
Liabilities of discontinued operations	**—**	4,575.3
Other liabilities	**3,250.3**	3,925.5
Total liabilities	**106,253.8**	100,354.8
Stockholders' equity		
Common stock, par value $.01 per share — 2,500.0 million shares authorized, 379.1 million and 377.4 million shares issued, and 300.6 million and 320.7 million shares outstanding in 2004 and 2003, respectively	**3.8**	3.8
Additional paid-in capital	**7,269.4**	7,153.2
Retained earnings	**1,289.5**	630.4
Accumulated other comprehensive income	**1,313.3**	1,171.3
Treasury stock, at cost (78.5 million and 56.7 million shares in 2004 and 2003, respectively)	**(2,331.7)**	(1,559.1)
Total stockholders' equity	**7,544.3**	7,399.6
Total liabilities and stockholders' equity	**$113,798.1**	$107,754.4

See accompanying notes.

Principal Financial Group, Inc.

Consolidated Statements of Operations

	For the year ended December 31,		
	2004	2003	2002
	(in millions, except per share data)		
Revenues			
Premiums and other considerations	**$3,710.0**	$3,630.7	$3,877.8
Fees and other revenues	**1,472.0**	1,185.8	950.4
Net investment income	**3,226.5**	3,233.4	3,173.1
Net realized/unrealized capital losses	**(104.8)**	(63.2)	(374.1)
Total revenues	**8,303.7**	7,986.7	7,627.2
Expenses			
Benefits, claims, and settlement expenses	**4,959.5**	4,855.8	5,197.5
Dividends to policyholders	**296.7**	307.9	316.6
Operating expenses	**2,165.9**	1,998.7	1,741.6
Total expenses	**7,422.1**	7,162.4	7,255.7
Income from continuing operations before income taxes	**881.6**	824.3	371.5
Income taxes (benefits)	**179.1**	177.0	(74.9)
Income from continuing operations, net of related income taxes (benefits)	**702.5**	647.3	446.4
Income (loss) from discontinued operations, net of related income taxes	**128.8**	102.4	(23.2)
Income before cumulative effect of accounting changes	**831.3**	749.7	423.2
Cumulative effect of accounting changes, net of related income taxes	**(5.7)**	(3.4)	(280.9)
Net income	**$ 825.6**	$ 746.3	$ 142.3
Earnings per common share			
Basic earnings per common share:			
Income from continuing operations, net of related income taxes (benefits)	**$ 2.24**	$ 1.99	$ 1.27
Income (loss) from discontinued operations, net of related income taxes	**0.42**	0.31	(0.06)
Income before cumulative effect of accounting changes	**2.66**	2.30	1.21
Cumulative effect of accounting changes, net of related income taxes	**(0.02)**	(0.01)	(0.80)
Net income	**$ 2.64**	$ 2.29	$ 0.41
Diluted earnings per common share:			
Income from continuing operations, net of related income taxes (benefits)	**$ 2.23**	$ 1.98	$ 1.27
Income (loss) from discontinued operations, net of related income taxes	**0.41**	0.31	(0.06)
Income before cumulative effect of accounting changes	**2.64**	2.29	1.21
Cumulative effect of accounting changes, net of related income taxes	**(0.02)**	(0.01)	(0.80)
Net income	**$ 2.62**	$ 2.28	$ 0.41

See accompanying notes.

Principal Financial Group, Inc.

Consolidated Statements of Stockholders' Equity

	Common stock	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders' equity	Outstanding shares
			(in millions)				(in thousands)
Balances at January 1, 2002	$3.8	$7,072.5	$ (29.1)	$ 147.5	$ (374.4)	$6,820.3	360,142.2
Shares issued, net of put options	—	22.0	—	—	—	22.0	904.9
Stock-based compensation	—	10.5	—	—	—	10.5	
Treasury stock acquired and sold, net	—	1.3	—	—	(743.7)	(742.4)	(26,627.8)
Dividends to stockholders	—	—	(83.8)	—	—	(83.8)	
Comprehensive income:							
Net income	—	—	142.3	—	—	142.3	
Net unrealized gains	—	—	—	618.8	—	618.8	
Provision for deferred income taxes	—	—	—	(217.1)	—	(217.1)	
Foreign currency translation adjustment	—	—	—	86.6	—	86.6	
Comprehensive income						630.6	
Balances at December 31, 2002	3.8	7,106.3	29.4	635.8	(1,118.1)	6,657.2	334,419.3
Shares issued, net of call options	—	18.3	—	—	—	18.3	710.2
Stock-based compensation, and additional related tax benefits	—	25.4	—	—	—	25.4	
Treasury stock acquired and sold, net	—	3.2	—	—	(441.0)	(437.8)	(14,462.0)
Dividends to stockholders	—	—	(145.3)	—	—	(145.3)	
Comprehensive income:							
Net income	—	—	746.3	—	—	746.3	
Net unrealized gains	—	—	—	703.0	—	703.0	
Provision for deferred income taxes	—	—	—	(242.7)	—	(242.7)	
Foreign currency translation adjustment	—	—	—	68.6	—	68.6	
Minimum pension liability, net of related income taxes	—	—	—	(2.5)	—	(2.5)	
Cumulative effect of accounting change, net of related income taxes	—	—	—	9.1	—	9.1	
Comprehensive income						1,281.8	
Balances at December 31, 2003	3.8	7,153.2	630.4	1,171.3	(1,559.1)	7,399.6	320,667.5
Shares issued	—	**41.2**	—	—	—	**41.2**	**1,630.6**
Capital transactions of equity method investee, net of related income taxes	—	**20.4**	—	—	—	**20.4**	
Stock-based compensation, and additional related tax benefits	—	**46.2**	—	—	—	**46.2**	
Tax benefits related to initial public offering costs	—	**8.4**	—	—	—	**8.4**	
Treasury stock acquired	—	—	—	—	**(772.6)**	**(772.6)**	**(21,726.4)**
Dividends to stockholders	—	—	**(166.5)**	—	—	**(166.5)**	
Comprehensive income:							
Net income	—	—	**825.6**	—	—	**825.6**	
Net unrealized gains	—	—	—	**156.8**	—	**156.8**	
Provision for deferred income taxes	—	—	—	**(44.3)**	—	**(44.3)**	
Foreign currency translation adjustment, net of related income taxes	—	—	—	**32.3**	—	**32.3**	
Minimum pension liability, net of related income taxes	—	—	—	**(2.8)**	—	**(2.8)**	
Comprehensive income						**967.6**	
Balances at December 31, 2004	**$3.8**	**$7,269.4**	**$1,289.5**	**$1,313.3**	**$(2,331.7)**	**$7,544.3**	**300,571.7**

See accompanying notes.

Principal Financial Group, Inc.

Consolidated Statements of Cash Flows

	For the year ended December 31,		
	2004	**2003**	**2002**
		(in millions)	
Operating activities			
Net income	**$ 825.6**	$ 746.3	$ 142.3
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (income) from discontinued operations, net of related income taxes	**(128.8)**	(102.4)	23.2
Cumulative effect of accounting changes, net of related income taxes	**5.7**	3.4	280.9
Amortization of deferred policy acquisition costs	**210.8**	140.0	144.4
Additions to deferred policy acquisition costs	**(477.7)**	(349.7)	(323.0)
Accrued investment income	**(21.8)**	(0.9)	(56.6)
Premiums due and other receivables	**(24.9)**	(65.8)	21.8
Contractholder and policyholder liabilities and dividends	**1,981.2**	1,906.2	2,080.4
Current and deferred income taxes	**37.5**	283.6	341.2
Net realized/unrealized capital losses	**104.8**	63.2	374.1
Depreciation and amortization expense	**110.8**	115.8	104.9
Mortgage loans held for sale, acquired or originated	**(1,142.4)**	(898.2)	(941.4)
Mortgage loans held for sale, sold or repaid, net of gain	**940.3**	1,046.0	1,001.6
Real estate acquired through operating activities	**(45.8)**	(32.5)	(25.5)
Real estate sold through operating activities	**84.7**	46.0	48.2
Stock-based compensation	**43.4**	22.6	10.5
Other	**(247.5)**	140.2	671.6
Net adjustments	**1,430.3**	2,317.5	3,756.3
Net cash provided by operating activities	**2,255.9**	3,063.8	3,898.6
Investing activities			
Available-for-sale securities:			
Purchases	**(13,613.2)**	(10,918.1)	(16,577.3)
Sales	**2,327.1**	2,952.8	8,361.8
Maturities	**7,722.6**	5,222.3	4,458.4
Net cash flows from trading securities	**6.3**	—	(82.4)
Mortgage loans acquired or originated	**(2,115.1)**	(2,031.9)	(1,376.8)
Mortgage loans sold or repaid	**1,854.3**	1,316.8	1,338.2
Real estate acquired	**(341.9)**	(250.8)	(248.3)
Real estate sold	**345.6**	61.9	182.0
Net purchases of property and equipment	**(47.5)**	(28.6)	(59.0)
Net proceeds from sales of subsidiaries	**694.7**	40.9	500.8
Purchases of interest in subsidiaries, net of cash acquired	**(128.1)**	(136.2)	(54.5)
Net change in other investments	**116.5**	211.8	552.1
Net cash used in investing activities	**(3,178.7)**	(3,559.1)	(3,005.0)
Financing activities			
Issuance of common stock	**41.2**	18.3	22.0
Acquisition and sales of treasury stock, net	**(772.6)**	(453.0)	(742.4)
Proceeds from financing element derivatives	**110.6**	118.0	—
Payments for financing element derivatives	**(84.6)**	(107.3)	—
Dividends to stockholders	**(166.5)**	(145.3)	(83.8)
Issuance of long-term debt	**12.1**	34.7	64.1
Principal repayments of long-term debt	**(447.2)**	(85.3)	(110.0)
Net proceeds (repayments) of short-term borrowings	**(291.4)**	151.3	53.2
Investment contract deposits	**6,995.8**	9,722.0	7,117.0
Investment contract withdrawals	**(5,209.6)**	(8,666.2)	(7,225.7)
Net increase (decrease) in banking operation deposits	**(5.0)**	372.7	184.4
Net cash provided by (used in) financing activities	**182.8**	959.9	(721.2)
Net increase (decrease) in cash and cash equivalents	**(740.0)**	464.6	172.4
Cash and cash equivalents at beginning of year	**1,192.5**	727.9	555.5
Cash and cash equivalents at end of year	**$ 452.5**	$ 1,192.5	$ 727.9

See accompanying notes.

1. Nature of Operations and Significant Accounting Policies

Description of Business

Principal Financial Group, Inc. along with its consolidated subsidiaries is a diversified financial services organization engaged in promoting retirement savings and investment and insurance products and services in the U.S. and selected international markets.

Basis of Presentation

The accompanying consolidated financial statements, which include our majority-owned subsidiaries and, subsequent to June 30, 2003, consolidated variable interest entities ("VIEs"), have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"). Less than majority-owned entities in which we had at least a 20% interest and LLCs, partnerships and real estate joint ventures in which we had at least a 5% interest, are reported on the equity basis in the consolidated statements of financial position as other investments. Investments in LLCs, partnerships and real estate joint ventures in which we have an ownership percentage of 3% to 5% will be based on the facts and circumstances to determine if equity or cost method will be applied. All significant intercompany accounts and transactions have been eliminated.

Closed Block

Principal Life Insurance Company ("Principal Life") operates a closed block ("Closed Block") for the benefit of individual participating dividend-paying policies in force at the time of a corporate restructuring in 1998. See Note 9 for further details regarding the Closed Block.

Use of Estimates in the Preparation of Financial Statements

The preparation of our consolidated financial statements and accompanying notes requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed in the consolidated financial statements and accompanying notes.

Recent Accounting Pronouncements

On December 21, 2004, the Financial Accounting Standards Board (the "FASB") issued FASB Staff Position No. 109-2, *Accounting and Disclosure Guidance for the Foreign Earning Repatriation Provision within the American Jobs Creation Act of 2004* ("FSP 109-2"). The American Jobs Creation Act of 2004 (the "Act") was enacted on October 22, 2004, and introduces, among other things, a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer ("repatriation provision"), provided certain criteria are met. FSP 109-2 was issued to allow additional time for companies to determine whether any foreign earnings will be repatriated under the Act's repatriation provision, given the law was enacted late in the year and certain provisions are unclear. Under FSP 109-2, companies that take the additional time are required to provide disclosures about the status of the company's evaluation and the potential effects of its decision. FSP 109-2 is effective for the year ended December 31, 2004. We are still evaluating the effects of the Act. Refer to Note 13, *Income Taxes*, for further details.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards ('SFAS") No. 123 (revised 2004), *Share-Based Payment*, ("SFAS 123R"). SFAS 123R requires all share-based payments to employees to be recognized at fair value in the financial statements. SFAS 123R replaces SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), supersedes Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123* and amends FASB Statement No. 95, *Statement of Cash Flows*. SFAS 123R is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. Accordingly, we will be adopting SFAS 123R effective July 1, 2005. This Statement will not have a material impact on our consolidated financial statements as we began expensing all stock options using a fair-value based method effective for the year beginning January 1, 2002. We applied the prospective method of transition as prescribed by SFAS 123.

SFAS No. 153, *Exchange of Nonmonetary Assets, an amendment of APB Opinion No. 29* ("SFAS 153"), was issued in December 2004. APB Opinion No. 29, *Accounting for Nonmonetary Transactions* ("APB 29"), provides the basic principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. However, APB 29 includes certain exceptions to that principle. SFAS 153 amends APB 29 to eliminate the exception for

1. Nature of Operations and Significant Accounting Policies — (continued)

nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary exchanges occurring on or after July 1, 2005. We plan to adopt SFAS 153 on July 1, 2005, and will subsequently recognize gains, resulting from real estate exchanges that meet the commercial substance criteria, as they occur.

On March 9, 2004, the U.S. Securities and Exchange Commission ("SEC") Staff issued Staff Accounting Bulletin ("SAB") 105, *Application of Accounting Principles to Loan Commitments* ("SAB 105"), in which the SEC Staff expressed their view that the fair value of recorded loan commitments, including interest rate lock commitments ("IRLCs"), that are required to follow derivative accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), should not consider the expected future cash flows related to the associated servicing of the loan. We record IRLCs at zero value at date of issuance with subsequent gains or losses measured by changes in market interest rates. Therefore, this SAB did not have a material impact on our consolidated financial statements.

In March 2004, the Emerging Issues Task Force ("EITF") reached a final consensus on Issue 03-1, *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments* ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. This EITF was originally effective for the period beginning July 1, 2004. However, on September 30, 2004, the FASB issued a Staff Position delaying the accounting and measurement provisions of EITF 03-1 until additional clarifying guidance can be issued. Due to the uncertainties that still exist with this guidance, we are unable to estimate the impact EITF 03-1 will have to our consolidated financial statements.

On July 7, 2003, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-1, *Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts* ("SOP 03-1"). This SOP addresses an insurance enterprise's accounting for certain fixed and variable contract features not covered by other authoritative accounting guidance. We adopted SOP 03-1 effective January 1, 2004, and recorded a cumulative effect of accounting change of $(5.7) million, which is net of income tax benefits of $3.0 million. The accounting change impacted our Life and Health Insurance, U.S. Asset Management and Accumulation and International Asset Management and Accumulation segments.

SOP 03-1 addresses the classification of contracts and calculation of an additional liability for contracts that contain significant insurance features. The adoption of the guidance required the recognition of an additional liability in cases where the insurance benefit feature resulted in gains in early years followed by losses in later years. The accrual and release of the additional liability also impacted the amortization of deferred policy acquisition costs ("DPAC"). As of January 1, 2004, we increased future policyholder benefits due to our no lapse guarantee feature of our universal life and variable universal life products within our Life and Health Insurance segment and for variable annuities with guaranteed minimum death benefits in our U.S. Asset Management and Accumulation segment. This resulted in an after-tax cumulative effect of $(0.9) million in the Life and Health Insurance segment and $(1.5) million in the U.S. Asset Management and Accumulation segment.

SOP 03-1 also requires contracts which provide for potential benefits in addition to the account balance that are payable only upon annuitization to establish an additional liability if the present value of the annuitized benefits exceeds the expected account balance at the expected annuitization date. In that regard, we also had an after-tax cumulative effect related to an equity method investment within our International Asset Management and Accumulation segment of $(3.3) million, net of income taxes, as of January 1, 2004, for select deferred annuity products, which include guaranteed annuitization purchase rates.

In addition, the guidance clarifies the accounting and classification for sales inducements. Although the valuation impacts were immaterial, we reclassified $30.3 million of sales inducements from DPAC to other assets.

The FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"), in January 2003. FIN 46 applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. FIN 46 requires the consolidation of VIEs in which an enterprise, known as the primary beneficiary, absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

The guidance was effective immediately for all VIEs created after January 31, 2003, and effective July 1, 2003, for all VIEs created before February 1, 2003. We invested in one VIE in April, 2003, and effective July 1, 2003, consolidated VIEs created or acquired prior to February 1, 2003, for which we are the primary beneficiary.

1. Nature of Operations and Significant Accounting Policies — (continued)

At July 1, 2003, our consolidated financial statements were adjusted to record a cumulative effect of adopting FIN 46, as follows:

	Net loss	Accumulated other comprehensive income
	(in millions)	
Adjustment for intercompany gains and carrying value of assets consolidated	$(6.1)	$14.1
Income tax impact	2.7	(5.0)
Total	$(3.4)	$ 9.1

See Note 5 for the disclosures relating to VIEs.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). This Statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*, and amends APB Opinion No. 30, *Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions* ("APB 30"), establishing a single accounting model for the disposal of long-lived assets. SFAS 144 generally retains the basic provisions of existing guidance, but broadens the presentation of any discontinued operations to include a component of an entity (rather than a segment of a business as defined in APB 30). We adopted SFAS 144 on January 1, 2002, which did not have a significant impact on our consolidated financial statements as of the adoption date. See Note 3 for transactions reported as discontinued operations.

In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 142, effective January 1, 2002, prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill and indefinite-lived intangible assets be reviewed for impairment at least annually, which we do in the fourth quarter each year.

Our initial adoption of SFAS 142 on January 1, 2002, required us to perform a two-step, fair-value based goodwill impairment test. The first step of the test compared the estimated fair value of the reporting unit to its carrying value, including goodwill. If the carrying value exceeded fair value, a second step was performed, which compared the implied fair value of the applicable reporting unit's goodwill with the carrying amount of that goodwill, to measure the goodwill impairment, if any. Additionally, we were required to perform an impairment test on our indefinite-lived intangible assets, which consisted of a comparison of the fair value of an intangible asset with its carrying amount.

Our measurements of fair value were based on evaluations of future discounted cash flows, product level analysis, market performance assumptions and cash flow assumptions. These evaluations utilized the best information available in the circumstances, including reasonable and supportable assumptions and projections. The discounted cash flow evaluations considered earnings scenarios and the likelihood of possible outcomes. Collectively, these evaluations were management's best estimate of projected future cash flows.

As a result of performing the two-step impairment test, we recorded goodwill impairments of $196.5 million, $20.9 million and $4.6 million, net of income taxes, related to our BT Financial Group, Principal International and Life and Health Insurance operations, respectively. Additionally, as a result of performing the indefinite-lived intangible asset impairment test, we recognized an after-tax impairment of $58.9 million to our brand name and management rights intangible asset related to BT Financial Group.

These impairments, recognized January 1, 2002, as a cumulative effect of a change in accounting principle, were reported in our operating segments as follows:

	International Asset Management and Accumulation	Life and Health Insurance	Consolidated
		(in millions)	
Goodwill	$ 321.2	$4.6	$ 325.8
Indefinite-lived intangibles	89.8	—	89.8
Income tax impact	(134.7)	—	(134.7)
Total impairment, net of income taxes	$ 276.3	$4.6	$ 280.9

1. Nature of Operations and Significant Accounting Policies — (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity date of three months or less when purchased.

Investments

We classify our investments into one of three categories: held-to-maturity, available-for-sale or trading. We determine the appropriate classification of fixed maturity securities at the time of purchase. Fixed maturity securities include bonds, mortgage-backed securities and redeemable preferred stock. We classify fixed maturity securities as either available-for-sale or trading and, accordingly, carry them at fair value. (See Note 17 for policies related to the determination of fair value.) Unrealized gains and losses related to available-for-sale securities are reflected in stockholders' equity, net of related DPAC, sales inducements, unearned revenue reserves, policyholder dividend obligation ("PDO"), and applicable income taxes. Unrealized gains and losses related to trading securities are reflected in net income as net realized/unrealized capital gains (losses).

The cost of fixed maturity securities is adjusted for amortization of premiums and accrual of discounts, both computed using the interest method. The cost of fixed maturity securities is adjusted for declines in value that are other than temporary. Impairments in value deemed to be other than temporary are reported in net income as a component of net realized/unrealized capital gains (losses). For loan-backed and structured securities, we recognize income using a constant effective yield based on currently anticipated prepayments using a tool which models the prepayment behavior of the underlying collateral based on the current interest rate environment.

Equity securities include mutual funds, common stock and nonredeemable preferred stock. The cost of equity securities is adjusted for declines in value that are other than temporary. Impairments in value deemed to be other than temporary are reported in net income as a component of net realized/unrealized capital gains (losses). Equity securities are classified as available-for-sale and, accordingly, are carried at fair value. (See Note 17 for policies related to the determination of fair value.) Unrealized gains and losses related to available-for-sale securities are reflected in stockholders' equity, net of related DPAC, sales inducements, unearned revenue reserves, PDO and applicable income taxes.

Real estate investments are reported at cost less accumulated depreciation. The initial cost bases of properties acquired through loan foreclosures are the lower of the fair market values of the properties at the time of foreclosure or the outstanding loan balance. Buildings and land improvements are generally depreciated on the straight-line method over the estimated useful life of improvements, and tenant improvement costs are depreciated on the straight-line method over the term of the related lease. We recognize impairment losses for properties when indicators of impairment are present and a property's expected undiscounted cash flows are not sufficient to recover the property's carrying value. In such cases, the cost bases of the properties are reduced to fair value. Real estate expected to be disposed is carried at the lower of cost or fair value, less cost to sell, with valuation allowances established accordingly and depreciation no longer recognized. Any impairment losses and any changes in valuation allowances are reported in net income.

Commercial and residential mortgage loans are generally reported at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method, net of valuation allowances, and direct write-downs for impairment. Any changes in the valuation allowances are reported in net income as net realized/unrealized capital gains (losses). We measure impairment based upon the present value of expected cash flows discounted at the loan's effective interest rate or the loan's observable market price. If foreclosure is probable, the measurement of any valuation allowance is based upon the fair value of the collateral. We have commercial mortgage loans held-for-sale in the amount of $478.6 million and $278.1 million at December 31, 2004 and 2003, respectively, which are carried at lower of cost or fair value, less cost to sell, and reported as mortgage loans in the statements of financial position.

Net realized capital gains and losses on sales of investments are determined on the basis of specific identification. In general, in addition to realized capital gains and losses on investment sales, unrealized gains and losses related to other than temporary impairments, trading securities, certain seed money investments, fair value hedge ineffectiveness, derivatives not designated as hedges and changes in the mortgage loan allowance are reported in net income as net realized/unrealized capital gains (losses). Investment gains and losses on sales of certain real estate held-for-sale, which do not meet the criteria for classification as a discontinued operation, are reported as net investment income and are excluded from net realized/unrealized capital gains (losses).

Policy loans and other investments, excluding investments in unconsolidated entities, are primarily reported at cost.

1. Nature of Operations and Significant Accounting Policies — (continued)

Securitizations

We, along with other contributors, sell commercial mortgage loans to trusts, which are unconsolidated qualified special purpose entities, which then issue commercial mortgage-backed securities. We retain primary servicing responsibilities and may retain other immaterial interests in the trusts by purchasing portions of the securities from the issuance. Gain or loss on the sales of the loans is reported as fees and other revenues. The retained interests are thereafter carried at fair value with other fixed maturity investments and classified as available-for-sale.

Derivatives

Derivatives are recognized as either assets or liabilities in the consolidated statements of financial position and measured at fair value. If certain conditions are met, a derivative may be specifically designated as one of the following:

(a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment;

(b) a hedge of the exposure to variable cash flows of a forecasted transaction;

(c) a hedge of the foreign currency exposure of an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction.

Our accounting for the ongoing changes in fair value of a derivative depends on the intended use of the derivative and the designation as described above and is determined when the derivative contract is entered into or at the time of redesignation under SFAS 133. Hedge accounting is used for derivatives that are specifically designated in advance as hedges and that reduce our exposure to an indicated risk by having a high correlation between changes in the value of the derivatives and the items being hedged at both the inception of the hedge and throughout the hedge period.

For derivatives hedging the exposure to changes in fair value of a recognized asset or liability, the change in fair value of the derivative is recognized in earnings in the period of change together with the offsetting change in fair value on the hedged item attributable to the risk being hedged. The effect of such accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

For derivatives hedging the exposure to variable cash flows, the effective portion of the derivative's change in fair value is initially deferred and reported as a component of other comprehensive income and subsequently reclassified into earnings when each variable cash flow occurs and is recognized in earnings. The ineffective portion of the change in fair value is reported in earnings in the period of change. For derivatives that are terminated prior to maturity, any accumulated gain or loss is recognized in earnings immediately if the hedged item is also terminated. If the hedged item is not terminated, then the accumulated gain or loss is amortized into earnings over the remaining life of the hedged item.

For derivatives hedging the exposure to changes in fair value of the foreign currency exposure of an unrecognized firm commitment or an available-for-sale security, the change in fair value of the derivative is recognized in earnings in the period of change together with the offsetting change in fair value on the hedged item attributable to the risk being hedged. The effect of such accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

For derivatives hedging the exposure to variable cash flows of the foreign currency exposure of a foreign-currency-denominated unrecognized firm commitment or forecasted transaction, the change in fair value is initially deferred and reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction occurs and is recognized in earnings. The ineffective portion of the change in fair value is reported in earnings in the period of change.

Regression analysis is used for both retrospective and prospective hedge effectiveness testing for the fair value portfolio hedging strategy engaged in by the Principal Life general account and our commercial mortgage banking operation.

Prior to October 1, 2004, minimum variance and dollar offset techniques were used in the effectiveness testing for the Principal Life general account portfolio hedges.

For derivatives not designated as a hedging instrument, the change in fair value is recognized in net income in the period of change.

1. Nature of Operations and Significant Accounting Policies — (continued)

Contractholder and Policyholder Liabilities

Contractholder and policyholder liabilities (contractholder funds, future policy benefits and claims and other policyholder funds) include reserves for investment contracts and reserves for universal life, limited payment, participating, traditional and group life insurance, accident and health insurance and disability income policies, as well as a provision for dividends on participating policies. Investment contracts are contractholders' funds on deposit with us and generally include reserves for pension and annuity contracts. Reserves on investment contracts are equal to the cumulative deposits less any applicable charges plus credited interest. Reserves for universal life insurance contracts are equal to cumulative premiums less charges plus credited interest, which represents the account balances that accrue to the benefit of the policyholders.

For our universal life and annuity products we hold additional reserves pursuant to SOP 03-1. SOP 03-1 requires that reserves be held on certain long duration contracts where benefit features result in gains in early years followed by losses in later years, universal life/variable universal life contracts that contain no lapse guarantee features, or annuities with guaranteed minimum death benefits.

Reserves for nonparticipating term life insurance and disability income contracts are computed on a basis of assumed investment yield, mortality, morbidity and expenses, including a provision for adverse deviation, which generally varies by plan, year of issue and policy duration. Investment yield is based on our experience. Mortality, morbidity and withdrawal rate assumptions are based on our experience and are periodically reviewed against both industry standards and experience.

Reserves for participating life insurance contracts are based on the net level premium reserve for death and endowment policy benefits. This net level premium reserve is calculated based on dividend fund interest rates and mortality rates guaranteed in calculating the cash surrender values described in the contract.

Participating business represented approximately 28%, 32% and 33% of our life insurance in force and 64%, 67% and 76% of the number of life insurance policies in force at December 31, 2004, 2003 and 2002, respectively. Participating business represented approximately 60%, 65% and 68% of life insurance premiums for the years ended December 31, 2004, 2003 and 2002, respectively. The amount of dividends to policyholders is approved annually by Principal Life's Board of Directors. The amount of dividends to be paid to policyholders is determined after consideration of several factors including interest, mortality, morbidity and other expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Principal Life. At the end of the reporting period, Principal Life establishes a dividend liability for the pro rata portion of the dividends expected to be paid on or before the next policy anniversary date.

Some of our policies and contracts require payment of fees in advance for services that will be rendered over the estimated lives of the policies and contracts. These payments are established as unearned revenue reserves upon receipt and included in other policyholder funds in the consolidated statements of financial position. These unearned revenue reserves are amortized to operations over the estimated lives of these policies and contracts in relation to the emergence of estimated gross profit margins.

The liability for unpaid accident and health claims is an estimate of the ultimate net cost of reported and unreported losses not yet settled. This liability is estimated using actuarial analyses and case basis evaluations. Although considerable variability is inherent in such estimates, we believe that the liability for unpaid claims is adequate. These estimates are continually reviewed and, as adjustments to this liability become necessary, such adjustments are reflected in current operations.

Recognition of Premiums and Other Considerations, Fees and Other Revenues and Benefits

Traditional individual life insurance products include those products with fixed and guaranteed premiums and benefits and consist principally of whole life and term life insurance policies. Premiums from these products are recognized as premium revenue when due. Related policy benefits and expenses for individual life and annuity products are associated with earned premiums and result in the recognition of profits over the expected term of the policies and contracts.

Immediate annuities with life contingencies include products with fixed and guaranteed annuity considerations and benefits and consist principally of group and individual single premium annuities with life contingencies. Under the guidance for limited payment contracts under SFAS No. 97, *Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments,* which refers back to SFAS No. 60, *Accounting and Reporting by Insurance Enterprises* ("SFAS 60"), annuity considerations from these products

1. Nature of Operations and Significant Accounting Policies — (continued)

are recognized as revenue. However, the collection of these annuity considerations does not represent the completion of the earnings process, as we establish annuity reserves, using estimates for mortality and investment assumptions, which include provision for adverse deviation as defined in SFAS 60. We anticipate profits to emerge over the life of the annuity products as we earn investment income, pay benefits and release reserves.

Group life and health insurance premiums are generally recorded as premium revenue over the term of the coverage. Certain group contracts contain experience premium refund provisions based on a pre-defined formula that reflects their claim experience. Experience premium refunds are recognized over the term of the coverage and adjusted to reflect current experience. Fees for contracts providing claim processing or other administrative services are recorded over the period the service is provided. Related policy benefits and expenses for group life and health insurance products are associated with earned premiums and result in the recognition of profits over the term of the policies and contracts.

Universal life-type policies are insurance contracts with terms that are not fixed and guaranteed. Amounts received as payments for such contracts are not reported as premium revenues. Revenues for universal life-type insurance contracts consist of policy charges for the cost of insurance, policy initiation and administration, surrender charges and other fees that have been assessed against policy account values. Policy benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related policy account balances.

Investment contracts do not subject us to risks arising from policyholder mortality or morbidity and consist primarily of Guaranteed Investment Contracts ("GICs"), funding agreements and certain deferred annuities. Amounts received as payments for investment contracts are established as investment contract liability balances and are not reported as premium revenues. Revenues for investment contracts consist of investment income and policy administration charges. Investment contract benefits that are charged to expense include benefit claims incurred in the period in excess of related investment contract liability balances and interest credited to investment contract liability balances.

Fees and other revenues are earned for asset management services provided to retail and institutional clients based largely upon contractual rates applied to the market value of the client's portfolio. Additionally, fees and other revenues are earned for administrative services performed including recordkeeping and reporting services for retirement savings plans. Fees and other revenues received for performance of asset management and administrative services are recognized as revenue when the service is performed or earned.

Deferred Policy Acquisition Costs

Commissions and other costs (underwriting, issuance and agency expenses) that vary with and are primarily related to the acquisition of new and renewal insurance policies and investment contract business are capitalized to the extent recoverable. Maintenance costs and acquisition costs that are not deferrable are charged to operations as incurred.

DPAC for universal life-type insurance contracts and participating life insurance policies and investment contracts are being amortized over the lives of the policies and contracts in relation to the emergence of estimated gross profit margins. We utilize a mean reversion method (reversion to the mean assumption), a common industry practice, to determine the future market growth assumption used for the amortization of DPAC on investment contracts pertaining to individual and group annuities which have separate account investment options. This amortization is adjusted in the current period when estimates of estimated gross profit are revised. The DPAC of nonparticipating term life insurance policies are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policyholder liabilities.

1. Nature of Operations and Significant Accounting Policies — (continued)

DPAC are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period. DPAC would be written off to the extent that it is determined that future policy premiums and investment income or gross profit margins would not be adequate to cover related losses and expenses.

Reinsurance

We enter into reinsurance agreements with other companies in the normal course of business. We may assume reinsurance from or cede reinsurance to other companies. Assets and liabilities related to reinsurance ceded are reported on a gross basis. Premiums and expenses are reported net of reinsurance ceded, except for the medical reinsurance agreement, which is accounted for using the deposit method of accounting. Our medical reinsurance agreement is no longer in effect after December 31, 2004, as we did not renew. We are contingently liable with respect to reinsurance ceded to other companies in the event the reinsurer is unable to meet the obligations it has assumed. At December 31, 2004, 2003 and 2002, respectively, we had reinsured $20.1 billion, $19.4 billion and $17.8 billion of life insurance in force, representing 14%, 14% and 13% of total net life insurance in force through a single third-party reinsurer. To minimize the possibility of losses, we evaluate the financial condition of our reinsurers and monitor concentrations of credit risk.

The effects of reinsurance on premiums and other considerations and policy and contract benefits were as follows:

	For the year ended December 31,		
	2004	**2003**	**2002**
		(in millions)	
Premiums and other considerations:			
Direct	**$3,934.8**	$3,801.8	$4,075.3
Assumed	**67.0**	118.8	130.6
Ceded	**(291.8)**	(289.9)	(328.1)
Net premiums and other considerations	**$3,710.0**	$3,630.7	$3,877.8
Benefits, claims and settlement expenses:			
Direct	**$5,099.0**	$4,962.2	$5,313.8
Assumed	**83.2**	129.3	135.6
Ceded	**(222.7)**	(235.7)	(251.9)
Net benefits, claims and settlement expenses	**$4,959.5**	$4,855.8	$5,197.5

Separate Accounts

The separate account assets and liabilities presented in the consolidated financial statements represent the fair market value of funds that are separately administered by us for contracts with equity, real estate and fixed-income investments. Generally, the separate account contract owner, rather than us, bears the investment risk of these funds. The separate account assets are legally segregated and are not subject to claims that arise out of any other business of ours. We receive a fee for administrative, maintenance and investment advisory services that is included in the consolidated statements of operations. Net deposits, net investment income and realized and unrealized capital gains and losses on the separate accounts are not reflected in the consolidated statements of operations.

At December 31, 2004 and 2003, the separate accounts include a separate account valued at $782.8 million and $833.9 million, respectively, which primarily includes shares of our stock that were allocated and issued to eligible participants of qualified employee benefit plans administered by us as part of the policy credits issued under our 2001 demutualization. These shares are included in both basic and diluted earnings per share calculations. The separate account shares are recorded at fair value and are reported as separate account assets and separate account liabilities in the consolidated statements of financial position. Changes in fair value of the separate account shares are reflected in both the separate account assets and separate account liabilities and does not impact our results of operations.

Income Taxes

We file a U.S. consolidated income tax return that includes all of our qualifying subsidiaries. Our policy of allocating income tax expenses and benefits to companies in the group is generally based upon pro rata contribution of taxable income or operating losses. We are taxed at corporate rates on taxable income based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of

1. Nature of Operations and Significant Accounting Policies — (continued)

taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred tax assets and deferred tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Foreign Exchange

Assets and liabilities of our foreign subsidiaries and affiliates denominated in non-U.S. dollars are translated into U.S. dollar equivalents at the year-end spot foreign exchange rates. Resulting translation adjustments are reported as a component of stockholders' equity, along with any related hedge effects. Revenues and expenses for these entities are translated at the weighted-average exchange rates for the year. Revenue, expense and other foreign currency transaction and translation adjustments for foreign subsidiaries and affiliates with the U.S. dollar as the functional currency that affect cash flows are reported in current operations, along with related hedge effects.

Goodwill and Other Intangibles

Goodwill and other intangibles include the cost of acquired subsidiaries in excess of the fair value of the net tangible assets recorded in connection with acquisitions. Due to the adoption of SFAS 142, goodwill and indefinite-lived intangible assets are no longer amortized. Goodwill and indefinite-lived intangible assets not subject to amortization are tested for impairment on an annual basis during the fourth quarter each year, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill impairment testing involves a two-step process described further in the Recent Accounting Pronouncements section within Note 1. Impairment testing for indefinite-lived intangible assets consists of a comparison of the fair value of the intangible asset with its carrying value.

Intangible assets with a finite useful life continue to be amortized on a straight-line basis generally over a period of 5 to 30 years and are reviewed periodically for indicators of impairment in value. If facts and circumstances suggest possible impairment, the sum of the estimated undiscounted future cash flows expected to result from the use of the asset is compared to the current carrying value of the asset. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized for the excess of the carrying amount of assets over their fair value.

Earnings Per Share

Basic earnings per share is calculated by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period and excludes the dilutive effect of stock options. Diluted earnings per share reflects the potential dilution that could occur if dilutive securities, such as options and non-vested stock grants, were exercised or resulted in the issuance of common stock.

Stock-Based Compensation

At December 31, 2004, we have four stock-based compensation plans, which are described more fully in Note 20. We apply the fair value method to all stock-based awards granted subsequent to January 1, 2002. For stock-based awards granted prior to this date, we used the intrinsic value method.

Awards under our plans vest over periods ranging from one year to three years. Therefore, the cost related to stock-based compensation included in the determination of net income for 2002 through 2004 is less than that which would have been recognized if the fair value based method had been applied to all awards since the inception of our stock-based compensation plans. Had compensation expense for our stock option awards and employees' purchase rights been determined based upon fair values at the grant dates for awards under the plans in accordance with SFAS 123, our net

1. Nature of Operations and Significant Accounting Policies — (continued)

income and earnings per share would have been reduced to the pro forma amounts indicated below. For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

	For the year ended December 31,		
	2004	2003	2002
	(in millions, except per share data)		
Net income, as reported	**$825.6**	$746.3	$142.3
Add: Stock-based compensation expense included in reported net income, net of related tax effects	**29.2**	20.1	11.8
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	**32.3**	23.4	15.1
Pro forma net income	**$822.5**	$743.0	$139.0
Earnings per share:			
Basic:			
As reported	**$ 2.64**	$ 2.29	$ 0.41
Pro forma	**$ 2.63**	$ 2.28	$ 0.40
Diluted:			
As reported	**$ 2.62**	$ 2.28	$ 0.41
Pro forma	**$ 2.61**	$ 2.27	$ 0.40

Reclassifications

Reclassifications have been made to the 2003 and 2002 consolidated financial statements to conform to the 2004 presentation.

2. Goodwill and Other Intangible Assets

Amortized intangible assets were as follows:

	December 31, 2004			December 31, 2003		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
			(in millions)			
Value of insurance in force acquired	**$118.3**	**$29.9**	**$ 88.4**	$116.6	$22.9	$ 93.7
Other	**116.3**	**10.0**	**106.3**	29.4	3.9	25.5
Total amortized intangibles	**$234.6**	**$39.9**	**$194.7**	$146.0	$26.8	$119.2

2. Goodwill and Other Intangible Assets — *(continued)*

Unamortized intangible assets were as follows:

	December 31,	
	2004	2003
	Net carrying amount	Net carrying amount
	(in millions)	
Other indefinite-lived intangible assets	**$1.8**	$1.8

The amortization expense for intangible assets with finite useful lives was $12.2 million, $16.5 million and $2.6 million for 2004, 2003 and 2002, respectively. At December 31, 2004, the estimated amortization expense for the next five years is as follows (in millions):

Year ending December 31:	
2005	$10.7
2006	10.4
2007	10.3
2008	9.9
2009	9.9

The changes in the carrying amount of goodwill reported in our operating segments for 2003 and 2004 were as follows:

	U.S. Asset Management and Accumulation	International Asset Management and Accumulation	Life and Health Insurance	Consolidated
		(in millions)		
Balances at January 1, 2003	$23.2	$30.8	$44.1	$ 98.1
Goodwill from acquisitions	30.5	15.7	25.1	71.3
Foreign currency translation	—	6.4	—	6.4
Balances at December 31, 2003	53.7	52.9	69.2	175.8
Goodwill from acquisitions	**38.1**	**4.4**	**19.3**	**61.8**
Goodwill disposed of during the year	**—**	**(7.5)**	**—**	**(7.5)**
Foreign currency translation	**—**	**2.8**	**—**	**2.8**
Balances at December 31, 2004	**$91.8**	**$52.6**	**$88.5**	**$232.9**

3. Discontinued Operations

Principal International Argentina S.A.

On July 2, 2004, we closed the sale of Principal International Argentina S.A. ("PI Argentina"), our subsidiary in Argentina, and its wholly owned subsidiaries, Principal Life Compañía de Seguros, S.A. and Principal Retiro Compañía de Seguros de Retiro, S.A. Our total after-tax proceeds from the sale were approximately U.S. $29.2 million.

The decision to sell PI Argentina was made with a view toward focusing our resources, executing in core strategic priorities and markets and meeting stockholders expectations. Changing market dynamics since the 2001 economic crisis in Argentina led us to conclude that the interests of Principal Financial Group, Inc.'s stockholders would best be served by our exit of this market.

PI Argentina qualifies for discontinued operations treatment under SFAS 144, therefore, the results of operations have been removed from our results of continuing operations, cash flows and segment operating earnings for all periods presented. Additionally, the information included in the notes to the financial statements excludes information applicable to PI Argentina, unless otherwise noted.

3. Discontinued Operations — (continued)

Selected financial information for the discontinued operations of PI Argentina is as follows:

	December 31,	
	2004	2003
	(in millions)	
Assets		
Total investments	$—	$31.3
All other assets	—	10.9
Total assets	$—	$42.2
Liabilities		
Policyholder liabilities	$—	$31.1
All other liabilities	—	2.1
Total liabilities	$—	$33.2

	For the year ended December 31,		
	2004	2003	2002
	(in millions)		
Total revenues	**$ 5.8**	$10.1	$28.5
Income (loss) from discontinued operations:			
Income (loss) before income taxes	**$ 0.3**	$(1.7)	$ 5.6
Income taxes	**0.1**	0.2	1.9
Income (loss) from discontinued operations, net of related income taxes(1)	**0.2**	(1.9)	3.7
Income on disposal of discontinued operations, net of related income taxes	**9.8**	—	—
Net income (loss)	**$10.0**	$(1.9)	$ 3.7

(1) The 2004 summary results of operations information is for the six months ended prior to the July 2, 2004, sale of PI Argentina and, accordingly, there is no statement of operations data to present subsequent to the date of the sale.

Principal Residential Mortgage, Inc.

On July 1, 2004, we closed the sale of Principal Residential Mortgage, Inc. to CitiMortgage, Inc. Our total after-tax proceeds from the sale were approximately U.S. $620.0 million. Our Mortgage Banking segment, which included Principal Residential Mortgage, Inc., is accounted for as a discontinued operation, under SFAS 144 and therefore, the results of operations (excluding corporate overhead) have been removed from our results of continuing operations, cash flows and segment operating earnings for all periods presented. Corporate overhead allocated to our Mortgage Banking segment does not qualify for discontinued operations treatment under SFAS 144 and is included in our results of continuing operations and segment operating earnings for all periods prior to July 1, 2004. Additionally, the information included in the notes to the financial statements excludes information applicable to Principal Residential Mortgage, Inc., unless otherwise noted.

The decision to sell Principal Residential Mortgage, Inc. was made with a view toward intensifying our strategic focus on our core retirement and risk protection business as well as achieving our longer-term financial objectives. In addition, the sale was also viewed as a positive move for our stockholders as we go forward from an improved capital position, with better financial flexibility and greater stability of earnings.

3. Discontinued Operations — (continued)

Selected financial information for the discontinued operations of our Mortgage Banking segment is as follows:

	December 31, 2004	December 31, 2003
	(in millions)	
Assets		
Mortgage loans	$—	$2,256.5
Mortgage loan servicing rights	—	1,951.9
Cash and cash equivalents	—	674.6
All other assets	—	675.8
Total assets	$—	$5,558.8
Liabilities		
Short-term debt	$—	$1,450.9
Long-term debt	—	1,393.0
All other liabilities	—	2,242.8
Total liabilities	$—	$5,086.7

	For the year ended December 31, 2004	2003	2002
	(in millions)		
Total revenues	**$446.1**	$1,396.8	$1,153.0
Loss from continuing operations, net of related income taxes (represents corporate overhead)	**$(10.3)**	$ (18.1)	$ (16.7)
Income from discontinued operations:			
Income before income taxes	**48.3**	113.6	271.8
Income taxes	**18.3**	42.3	112.2
Income from discontinued operations(1)	**30.0**	71.3	159.6
Income on disposal of discontinued operations, net of related income taxes	**92.3**	—	—
Cumulative effect of accounting change, net of related income taxes	**—**	(10.0)	—
Net income	**$112.0**	$ 43.2	$ 142.9

(1) The 2004 summary results of operations information is for the six months ended prior to the July 1, 2004, sale of Principal Residential Mortgage, Inc. and, accordingly, there is no statement of operations data to present subsequent to the date of the sale.

Our U.S. Asset Management and Accumulation segment held $804.8 million of residential mortgage banking escrow deposits (reported as other liabilities) as of December 31, 2003. The purchaser (or acquirer) closed out the banking escrow deposit accounts as a result of the sale. U.S. Asset Management and Accumulation total revenues from this arrangement reclassified to discontinued operations for the years ended December 31, 2004, 2003 and 2002 were $(5.6) million, $28.6 million and $30.5 million, respectively. Income (loss) from discontinued operations net of related income taxes, for the years ended December 31, 2004, 2003 and 2002 were $(3.5) million, $11.2 million and $10.2 million, respectively.

BT Financial Group

On October 31, 2002, we sold substantially all of BT Financial Group to Westpac Banking Corporation ("Westpac"). As of December 31, 2004, we have received proceeds of A$958.9 million Australian dollars ("A$") (U.S. $537.4 million) from Westpac. Our total after-tax proceeds from the sale were approximately U.S. $890.0 million. This amount includes cash proceeds from Westpac, expected tax benefits and a gain from unwinding the hedged asset associated with our investment in BT Financial Group.

3. Discontinued Operations — (continued)

The decision to sell BT Financial Group was made with a view toward focusing our resources, executing on core strategic priorities and meeting stockholder expectations. Changing market dynamics since our acquisition of BT Financial Group, including industry consolidation, led us to conclude that the interests of BT Financial Group clients and staff would be best served under Westpac's ownership.

BT Financial Group is accounted for as a discontinued operation and therefore, the results of operations (excluding corporate overhead) have been removed from our results of continuing operations, cash flows and segment operating earnings for all periods presented. Corporate overhead allocated to BT Financial Group does not qualify for discontinued operations treatment under SFAS 144, and therefore is still included in our results of continuing operations and segment operating earnings for all periods prior to October 31, 2002. Additionally, the information included in the notes to the financial statements excludes information applicable to BT Financial Group, unless otherwise noted.

Selected financial information for the discontinued operations is as follows:

	For the year ended December 31,		
	2004	2003	2002
		(in millions)	
Total revenues	$—	$ —	$ 139.7
Loss from continuing operations, net of related income taxes (represents corporate overhead)	$—	$ —	$ (2.6)
Income (loss) from discontinued operations:			
Income before income taxes	—	—	17.7
Income taxes	—	—	5.7
Income from discontinued operations(1)	—	—	12.0
Income (loss) on disposal, net of related income taxes(2)	—	21.8	(208.7)
Income (loss) from discontinued operations, net of related income taxes	—	21.8	(196.7)
Cumulative effect of accounting change, net of related income taxes	—	—	(255.4)
Net income (loss)	$—	$21.8	$(454.7)

(1) The 2002 summary results of operations information is for the 10 months ended October 31, 2002, the date of sale of BT Financial Group and, accordingly, there is no statement of operations data to present for 2003 or 2004.

(2) Net of related income tax benefits of $14.6 million and $89.6 million in 2003 and 2002, respectively.

4. Other Divestitures

On February 1, 2002, we sold our remaining investment of 15.1 million shares in Coventry Health Care, Inc. common stock and a warrant, exercisable for 3.1 million shares of Coventry Health Care, Inc. common stock. Total proceeds from the completion of this transaction were $325.4 million, which resulted in a realized capital gain of $114.5 million, net of income tax.

5. Variable Interest Entities

We have relationships with various types of special purpose entities and other entities where we have a variable interest. The following serves as a discussion of investments in entities that meet the definition of a VIE under FASB Interpretation No. 46 (Revised 2003): *Consolidation of Variable Interest Entities* ("FIN 46R").

Consolidated Variable Interest Entities

Grantor Trusts. We contributed undated subordinated floating rate notes to three grantor trusts. The trusts separated the cash flows of the underlying notes by issuing an interest-only certificate and a residual certificate related to each note contributed. Each interest-only certificate entitles the holder to interest on the stated note for a specified term while the residual certificate entitles the holder to interest payments subsequent to the term of the interest-only certificate and to all principal payments. We retained the interest-only certificate and the residual certificates were subsequently sold to a third party.

5. Variable Interest Entities — (continued)

We have determined that these grantor trusts are VIEs as, in the event of a default or prepayment on the underlying notes, which is the main risk of loss, our interest-only certificates are exposed to the majority of the risk of loss. The restricted interest periods end between 2016 and 2020 and, at that time, the residual certificate holders' certificates are redeemed by the trust in return for the notes. We have determined that it will be necessary for us to consolidate these entities until the expiration of the interest-only period. As of December 31, 2004 and 2003, our consolidated statements of financial position include $369.8 million and $351.8 million, respectively, of undated subordinated floating rate notes of the grantor trusts, which are classified as available-for-sale fixed maturity securities. The obligation to deliver the underlying securities to the residual certificate holders of $138.1million and $103.9 million as of December 31, 2004 and 2003, respectively, is classified as an other liability and contains an embedded derivative of the forecasted transaction to deliver the underlying securities. The creditors of the grantor trusts have no recourse to the assets of our company.

Other. In addition to the entities above, we have a number of relationships with a disparate group of entities, which meet the FIN 46R criteria for VIEs. Due to the nature of our direct investment in the equity and/or debt of these VIEs, we are the primary beneficiary of such entities, which requires us to consolidate them. These entities include three financial services companies, a private investment trust and two real estate joint ventures. The consolidation of these VIEs did not have a material effect on either our consolidated statement of financial position or results of operations as of and for the years ended December 31, 2004 and 2003. For the majority of these entities, the creditors have no recourse to the assets of our company.

The carrying amount and classification of consolidated assets that are collateral for the VIEs' obligations are as follows:

	December 31,	
	2004	**2003**
	(in millions)	
Fixed maturity securities, available-for-sale	**$ 56.9**	$ 55.3
Equity securities, available-for-sale	**16.9**	15.5
Real estate	**62.3**	53.9
Cash and other assets	**55.2**	0.3
Total assets pledged as collateral	**$191.3**	$125.0
Long-term debt	**$ 72.1**	$ 65.0

As of December 31, 2004, $191.3 million of assets are pledged as collateral for the VIE entities' other obligations and long-term debt of $186.8 million, of which $114.7 million was issued by these VIE entities to affiliates and, therefore, eliminated upon consolidation.

As of December 31, 2003, $125.0 million of assets are pledged as collateral for the VIE entities' long-term debt of $124.5 million, of which $59.5 million was issued by these VIE entities to affiliates and, therefore, eliminated upon consolidation.

Significant Unconsolidated Variable Interest Entities

We hold a significant variable interest in a number of VIEs where we are not the primary beneficiary. These entities include private investment trusts and custodial relationships that have issued trust certificates or custodial receipts that are recorded as available-for-sale fixed maturity securities in the consolidated financial statements.

Between October 3, 1996 and September 21, 2001, we entered into seven separate but similar transactions where various third parties transferred funds to either a custodial account or a trust. The custodians or trusts purchased shares of specific money market funds and then separated the cash flows of the money market shares into share receipts and dividend receipts. The dividend receipts entitle the holder to dividends paid for a specified term while the share receipts, purchased at a discount, entitle the holder to dividend payments subsequent to the term of the dividend receipts and the rights to the underlying shares. We have purchased the share receipts. After the restricted dividend period ends between 2017 and 2021, we, as the share receipt holder, have the right to terminate the custodial account or trust agreement and will receive the underlying money market fund shares. Upon adoption of FIN 46R, we determined the primary beneficiary is the dividend receipt holder, which has the majority of the risk of loss. Our maximum exposure to loss as a result of our involvement with these entities is our recorded investment of $203.1 million and $180.8 million as of December 31, 2004 and 2003, respectively.

5. Variable Interest Entities — (continued)

On June 20, 1997, we entered into a transaction in which we purchased a residual trust certificate. The trust separated the cash flows of an underlying security into an interest-only certificate that entitles the third party certificate holder to the stated interest on the underlying security through May 15, 2017, and into a residual certificate entitling the holder to interest payments subsequent to the term of the interest-only certificates and any principal payments. Subsequent to the restricted interest period, we, as the residual certificate holder, have the right to terminate the trust agreement and will receive the underlying security. Upon adoption of FIN 46R, we determined the primary beneficiary is the interest-only certificate holder, which has the majority of the risk of loss. Our maximum exposure to loss as a result of our involvement with this entity is our recorded investment of $68.9 million and $56.2 million as of December 31, 2004 and 2003, respectively.

6. Investments

Fixed Maturities and Equity Securities

The cost, gross unrealized gains and losses and fair value of fixed maturities and equity securities available-for-sale as of December 31, 2004 and 2003, are summarized as follows:

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
		(in millions)		
December 31, 2004				
Fixed maturities, available-for-sale:				
U.S. government and agencies	**$ 271.7**	**$ 6.3**	**$ 0.6**	**$ 277.4**
Non-U.S. governments	**777.2**	**93.6**	**2.3**	**868.5**
States and political subdivisions	**894.1**	**53.6**	**0.7**	**947.0**
Corporate — public	**19,252.4**	**1,408.9**	**33.9**	**20,627.4**
Corporate — private	**9,935.2**	**649.4**	**35.2**	**10,549.4**
Mortgage-backed and other asset-backed securities	**7,288.7**	**381.6**	**23.7**	**7,646.6**
Total fixed maturities, available-for-sale	**$38,419.3**	**$2,593.4**	**$ 96.4**	**$40,916.3**
Total equity securities, available-for-sale	**$ 748.4**	**$ 25.3**	**$ 11.1**	**$ 762.6**
December 31, 2003				
Fixed maturities, available-for-sale:				
U.S. government and agencies	$ 599.3	$ 12.9	$ 1.0	$ 611.2
Non-U.S. governments	623.1	116.9	0.1	739.9
States and political subdivisions	498.7	40.5	2.2	537.0
Corporate — public	17,296.4	1,371.8	33.0	18,635.2
Corporate — private	9,251.9	618.7	96.5	9,774.1
Mortgage-backed and other asset-backed securities	6,795.8	347.4	22.2	7,121.0
Total fixed maturities, available-for-sale	$35,065.2	$2,508.2	$155.0	$37,418.4
Total equity securities, available-for-sale	$ 678.7	$ 26.5	$ 6.0	$ 699.2

6. Investments — (continued)

The cost and fair value of fixed maturities available-for-sale at December 31, 2004, by expected maturity, were as follows:

	Cost	Fair value
	(in millions)	
Due in one year or less	**$ 2,283.9**	**$ 2,323.9**
Due after one year through five years	**8,352.0**	**8,698.4**
Due after five years through ten years	**9,701.1**	**10,449.7**
Due after ten years	**10,793.6**	**11,797.7**
	31,130.6	**33,269.7**
Mortgage-backed and other asset-backed securities	**7,288.7**	**7,646.6**
Total	**$38,419.3**	**$40,916.3**

The above summarized activity is based on expected maturities. Actual maturities may differ because borrowers may have the right to call or prepay obligations.

Corporate private placement bonds represent a primary area of credit risk exposure. The corporate private placement bond portfolio is diversified by issuer and industry. We monitor the restrictive bond covenants which are intended to regulate the activities of issuers and control their leveraging capabilities.

Net Investment Income

Major categories of net investment income are summarized as follows:

	For the year ended December 31,		
	2004	2003	2002
		(in millions)	
Fixed maturities, available-for-sale	**$2,317.2**	$2,255.0	$2,211.7
Fixed maturities, trading	**9.4**	10.1	5.2
Equity securities, available-for-sale	**50.0**	47.0	27.6
Mortgage loans	**761.7**	788.4	783.6
Real estate	**85.6**	91.5	85.7
Policy loans	**51.1**	54.5	57.6
Cash and cash equivalents	**25.9**	20.6	28.5
Derivatives	**17.5**	12.4	(15.3)
Other	**36.9**	65.9	87.6
Total	**3,355.3**	3,345.4	3,272.2
Less investment expenses	**(128.8)**	(112.0)	(99.1)
Net investment income	**$3,226.5**	$3,233.4	$3,173.1

6. Investments — (continued)

Net Realized/Unrealized Capital Gains and Losses

The major components of net realized/unrealized capital losses on investments are summarized as follows:

	For the year ended December 31,		
	2004	2003	2002
		(in millions)	
Fixed maturities, available-for-sale:			
Gross gains	**$ 65.3**	$ 75.7	$ 153.4
Gross losses	**(93.1)**	(301.2)	(538.5)
Fixed maturities, trading:			
Gross gains	**1.5**	3.5	4.0
Gross losses	**(2.6)**	(0.3)	(0.1)
Equity securities, available-for-sale:			
Gross gains	**21.3**	9.8	4.1
Gross losses	**(11.8)**	(5.5)	(32.7)
Mortgage loans	**(12.5)**	(2.2)	(10.3)
Derivatives	**(101.4)**	107.2	(73.3)
Other	**28.5**	49.8	119.3
Net realized/unrealized capital losses	**$(104.8)**	$ (63.2)	$(374.1)

Proceeds from sales of investments (excluding call and maturity proceeds) in fixed maturities were $1.9 billion, $2.9 billion and $8.2 billion in 2004, 2003 and 2002, respectively. The proceeds set forth above include amounts related to sales of mortgage-backed securities of $0.5 billion, $0.1 billion and $4.3 billion in 2004, 2003 and 2002, respectively. Gross gains of $0.5 million, $0.6 million and $88.2 million and gross losses of zero, $0.9 million and $11.6 million in 2004, 2003 and 2002, respectively, were realized on sales of mortgage-backed securities.

We recognize impairment losses for fixed maturities and equity securities when declines in value are other than temporary. Realized losses related to other than temporary impairments were $52.9 million, $157.2 million and $357.0 million in 2004, 2003, and 2002, respectively.

Gross Unrealized Losses for Fixed Maturities and Equity Securities

For fixed maturities and equity securities available-for-sale with unrealized losses as of December 31, 2004 and 2003, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position are summarized as follows:

	December 31, 2004					
	Less than twelve months		Greater than or equal to twelve months		Total	
	Carrying value	Gross unrealized losses	Carrying value	Gross unrealized losses	Carrying value	Gross unrealized losses
			(in millions)			
Fixed maturities, available-for-sale:						
U.S. government and agencies	$ 72.3	$ 0.6	$ —	$ —	$ 72.3	$ 0.6
Non-U.S. governments	7.3	2.3	—	—	7.3	2.3
States and political subdivisions	54.2	0.3	21.5	0.4	75.7	0.7
Corporate — public	1,978.1	24.8	181.8	9.1	2,159.9	33.9
Corporate — private	1,426.3	17.6	335.8	17.6	1,762.1	35.2
Mortgage-backed and other asset-backed securities	1,488.7	19.0	102.6	4.7	1,591.3	23.7
Total fixed maturities, available-for-sale	$5,026.9	$64.6	$641.7	$31.8	$5,668.6	$96.4
Total equity securities, available-for-sale	$ 68.3	$10.2	$250.7	$ 0.9	$ 319.0	$11.1

6. Investments — (continued)

As of December 31, 2004, we held $5,668.6 million in available-for-sale fixed maturity securities with unrealized losses of $96.4 million. Of these amounts, Principal Life's general account portfolio represented $5,555.5 million in available-for-sale fixed maturity securities with unrealized losses of $88.6 million. Principal Life's general account portfolio consists of fixed maturity securities where 97% are investment grade (rated AAA through BBB-) with an average price of 98% (carrying value/amortized cost).

For those securities that have been in a loss position for less than twelve months, Principal Life's general account portfolio holds 557 securities with a carrying value of $4,913.8 million and unrealized losses of $56.8 million reflecting an average price of 99. Of this portfolio, 98.5% was investment grade (rated AAA through BBB−) at December 31, 2004, with associated unrealized losses of $51.8 million. The losses on these securities can primarily be attributed to changes in market interest rates and changes in credit spreads since the securities were acquired.

For those securities that have been in a continuous loss position greater than or equal to twelve months, Principal Life's general account holds 80 securities with a carrying value of $641.7 million and unrealized losses of $31.8 million. The average rating of this portfolio is BBB− with an average price of 95 at December 31, 2004. The Corporate-Public and Corporate-Private sectors account for $26.7 million of the $31.8 million in unrealized losses. The average price of the corporate sectors is 95 and the average credit rating is BBB+. Included in the mortgage-backed and other asset-backed securities sector is one previously impaired security with a carrying value of $2.0 million and a current unrealized loss of $0.9 million.

	December 31, 2003					
	Less than twelve months		Greater than or equal to twelve months		Total	
	Carrying value	Gross unrealized losses	Carrying value	Gross unrealized losses	Carrying value	Gross unrealized losses
	(in millions)					
Fixed maturities, available-for-sale:						
U.S. government and agencies	$ 293.7	$ 1.0	$ —	$ —	$ 293.7	$ 1.0
Non-U.S. governments	1.5	0.1	—	—	1.5	0.1
States and political subdivisions	50.3	1.2	20.5	1.0	70.8	2.2
Corporate — public	883.7	23.8	77.7	9.2	961.4	33.0
Corporate — private	1,269.3	69.3	228.1	27.2	1,497.4	96.5
Mortgage-backed and other asset-backed securities	1,381.2	15.0	83.2	7.2	1,464.4	22.2
Total fixed maturities, available-for-sale	$3,879.7	$110.4	$409.5	$44.6	$4,289.2	$155.0
Total equity securities, available-for-sale	$ 98.6	$ 3.2	$241.7	$ 2.8	$ 340.3	$ 6.0

As of December 31, 2003, we held $4,289.2 million in available-for-sale fixed maturity securities with unrealized losses of $155.0 million. Of these amounts, Principal Life's general account portfolio represented $3,786.2 million in available-for-sale fixed maturity securities with unrealized losses of $147.3 million. Principal Life's general account portfolio consists of fixed maturity securities where 89% are investment grade (rated AAA through BBB−) with an average price of 95 (carrying value/amortized cost). Of the $155.0 million total gross unrealized losses, $24.8 million is related to fixed maturity securities that are part of a fair value hedging relationship that have been recognized in net income as of December 31, 2003. These securities are included in the less than twelve months Corporate-Private category.

For those securities that have been in a loss position for less than twelve months, Principal Life's general account portfolio holds 349 securities with a carrying value of $3,386.4 million and unrealized losses of $102.8 million reflecting an average price of 97. Of this portfolio, 95.7% was investment grade (rated AAA through BBB−) at December 31, 2003, with associated unrealized losses of $67.5 million. The losses on these securities can primarily be attributed to changes in market interest rates and changes in credit spreads since the securities were acquired.

For those securities that have been in a continuous loss position greater than or equal to twelve months, Principal Life's general account holds 60 securities with a carrying value of $399.8 million and unrealized losses of $44.5 million. The average rating of this portfolio is BBB− with an average price of 90 at December 31, 2003. The Corporate-Public and Corporate-Private sectors account for $36.4 million of the $44.5 million in unrealized losses. The average price of the

6. Investments — (continued)

corporate sectors is 89 and the average credit rating is BB/BB–. Included in the Corporate-Private sector and Mortgage-backed and other asset-backed securities sector are three previously impaired securities with a carrying value of $9.0 million and $2.0 million, respectively, and a current unrealized loss of $1.0 million and $0.8 million, respectively.

We closely monitor our below investment grade holdings and those investment grade names where we have concerns. While we are in an unrealized loss position on these securities, all securities except those identified as previously impaired continue to make payments. We consider relevant facts and circumstances in evaluating whether the impairment of a security is other than temporary. Relevant facts and circumstances considered include: (1) the length of time the fair value has been below cost; (2) the financial position and access to capital of the issuer, including the current and future impact of any specific events; and (3) our ability and intent to hold the security to maturity or until it recovers in value. To the extent we determine that a security is deemed to be other than temporarily impaired, the difference between amortized cost and fair value is charged to earnings.

Net Unrealized Gains and Losses on Available-for-Sale Securities

The net unrealized gains and losses on investments in fixed maturities and equity securities available-for-sale are reported as a separate component of stockholders' equity, reduced by adjustments to DPAC, sales inducements, unearned revenue reserves and PDO that would have been required as a charge or credit to operations had such amounts been realized, and a provision for deferred income taxes.

The cumulative amount of net unrealized gains and losses on available-for-sale securities was as follows:

	December 31,	
	2004	**2003**
	(in millions)	
Net unrealized gains on fixed maturities, available-for-sale(1)	**$2,504.8**	$2,413.5
Net unrealized gains on equity securities, available-for-sale	**14.0**	18.1
Adjustments for assumed changes in amortization patterns:		
Deferred policy acquisition costs	**(242.9)**	(274.4)
Sales inducements	**0.5**	—
Unearned revenue reserves	**11.5**	15.3
Net unrealized losses on derivative instruments	**(2.0)**	(90.9)
Net unrealized losses on policyholder dividend obligation	**(118.5)**	(99.0)
Net unrealized losses on equity method subsidiaries and minority interest adjustments	**(40.1)**	(12.1)
Provision for deferred income taxes	**(723.4)**	(679.1)
Net unrealized gains on available-for-sale securities	**$1,403.9**	$1,291.4

(1) Excludes net unrealized gains (losses) on fixed maturities, available-for-sale included in fair value hedging relationships.

6. Investments — (continued)

Commercial Mortgage Loans

Commercial mortgage loans represent a primary area of credit risk exposure. At December 31, 2004 and 2003, the commercial mortgage portfolio is diversified by geographic region and specific collateral property type as follows:

	December 31,			
	2004		2003	
	Carrying amount	Percent of total	Carrying amount	Percent of total
	(dollars in millions)			
Geographic distribution				
New England	$ 426.8	4.2%	$ 398.9	4.1%
Middle Atlantic	1,916.8	18.7	1,686.8	17.5
East North Central	913.0	8.9	945.7	9.8
West North Central	419.8	4.1	336.4	3.5
South Atlantic	2,419.8	23.7	2,285.2	23.7
East South Central	341.3	3.3	312.1	3.2
West South Central	726.9	7.1	662.1	6.9
Mountain	819.7	8.0	702.0	7.3
Pacific	2,283.0	22.4	2,350.8	24.5
Valuation allowance	(42.4)	(0.4)	(49.6)	(0.5)
Total	$10,224.7	100.0%	$9,630.4	100.0%
Property type distribution				
Office	$ 3,383.5	33.1%	$3,545.2	36.8%
Retail	2,984.7	29.1	2,706.4	28.1
Industrial	2,826.4	27.6	2,708.8	28.1
Apartments	885.4	8.7	545.9	5.7
Hotel	48.0	0.5	52.8	0.5
Mixed use/other	139.1	1.4	120.9	1.3
Valuation allowance	(42.4)	(0.4)	(49.6)	(0.5)
Total	$10,224.7	100.0%	$9,630.4	100.0%

Commercial Mortgage Loan Loss Allowance

Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to contractual terms of the loan agreement. When we determine that a loan is impaired, a provision for loss is established equal to the difference between the carrying amount of the mortgage loan and the estimated value. Estimated value is based on either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or fair value of the collateral. The provision for losses is included in net realized/unrealized capital losses on our consolidated statements of operations. Mortgage loans deemed to be impaired are directly charged against the asset or charged against the allowance for losses, and subsequent recoveries are credited to the allowance for losses.

The allowance for losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation and assessment of the adequacy of the allowance for losses and the need for mortgage impairments is based on known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. The evaluation of our loan specific reserve component is also subjective,

6. Investments — (continued)

as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans. Impaired mortgage loans along with the related allowance for losses were as follows:

	December 31,	
	2004	2003
	(in millions)	
Impaired loans	**$105.4**	$135.1
Allowance for losses	**(6.5)**	(12.5)
Net impaired loans	**$ 98.9**	$122.6

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were as follows:

	For the year ended December 31,		
	2004	2003	2002
	(in millions)		
Average recorded investment in impaired loans	**$105.2**	$81.6	$69.5
Interest income recognized on impaired loans	**7.0**	12.0	7.1

All interest income on impaired commercial mortgage loans was recognized on the cash basis of income recognition.

A summary of the changes in the commercial mortgage loan allowance for losses is as follows:

	For the year ended December 31,		
	2004	2003	2002
	(in millions)		
Balance at beginning of year	**$ 49.6**	$ 83.6	$ 89.0
Provision for losses	**14.4**	1.3	33.5
Releases due to write-downs, sales and foreclosures	**(21.6)**	(35.3)	(38.9)
Balance at end of year	**$ 42.4**	$ 49.6	$ 83.6

Real Estate

Depreciation expense on invested real estate was $37.1 million, $34.4 million and $31.8 million in 2004, 2003 and 2002, respectively. Accumulated depreciation was $202.8 million and $199.6 million as of December 31, 2004 and 2003, respectively.

Other Investments

Other investments include minority interests in unconsolidated entities and properties owned jointly with venture partners and operated by the partners. Such investments are generally accounted for using the equity method. In applying the equity method, we record our share of income or loss reported by the equity investees. Changes in the value of our investment in equity investees attributable to capital transactions of the investee, such as an additional offering of stock, are recorded directly to stockholders' equity. Total assets of the unconsolidated entities amounted to $6,838.3 million and $4,285.1 million at December 31, 2004 and 2003, respectively. Total revenues of the unconsolidated entities were $1,302.7 million, $752.9 million and $618.8 million in 2004, 2003 and 2002, respectively. During 2004, 2003 and 2002, we included $61.0 million, $40.3 million and $19.2 million, respectively, in net investment income representing our share of current year net income of the unconsolidated entities. At December 31, 2004 and 2003, our net investment in unconsolidated entities was $288.3 million and $99.4 million, respectively, which primarily included our minority interests in domestic and international joint ventures and partnerships.

In the ordinary course of our business and as part of our investment operations, we have also entered into long term contracts to make and purchase mortgage loans aggregating $1,268.9 million and $1,012.0 million at December 31, 2004 and 2003, respectively.

6. Investments — (continued)

Derivatives are reflected on our consolidated statements of financial position and reported as a component of other investments. Certain seed money investments are carried at fair value with changes in fair value included in net income as net realized/unrealized capital gains or losses.

7. *Securitization Transactions*

Commercial Mortgage Loans

We, along with other contributors, sell commercial mortgage loans in securitization transactions to trusts. As these trusts are classified as a qualifying special purpose entity pursuant to the guidance of SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities-A Replacements of FASB Statement 125,* they are not required to be consolidated under the provisions of FIN 46R. We retain primary servicing responsibilities and may retain other immaterial interests. We receive annual servicing fees approximating 0.01%, which approximates cost. The investors and the securitization entities have no recourse to our other assets for failure of debtors to pay when due. The value of our retained interests is subject primarily to credit risk.

In 2004, 2003, and 2002,we recognized gains of $14.4 million, $16.4 and $17.2 million, respectively, on the securitization of commercial mortgage loans.

Key economic assumptions used in measuring the retained interests at the date of securitization resulting from transactions completed included a cumulative foreclosure rate between 4% and 10% during 2004, 5% and 12% during 2003, and 6% and 11% during 2002. The assumed range of the loss severity, as a percentage of defaulted loans, was between 13% and 31% during 2004, 14% and 33% during 2003, and 12% and 32% during 2002. The low end of the loss severity range relates to a portfolio of seasoned loans. The high end of the loss severity range relates to a portfolio of newly issued loans.

At December 31, 2004 and 2003, the fair values of retained interests related to the securitizations of commercial mortgage loans were $304.3 million and $255.4 million, respectively. Key economic assumptions and the sensitivity of the current fair values of residual cash flows were tested to one and two standard deviations from the expected rates. The changes in the fair values at December 31, 2004 and 2003, as a result of these assumptions were not significant.

Securitization Transactions Cash Flows

The table below summarizes cash flows for securitization transactions:

	For the year ended December 31,		
	2004	*2003*	*2002*
		(in millions)	
Proceeds from new securitizations	**$871.1**	$998.0	$1,067.6
Servicing fees received	**1.1**	0.9	0.7
Other cash flows received on retained interests	**31.1**	30.7	26.8

8. Derivative Financial Instruments

Derivatives are generally used to hedge or reduce exposure to market risks (primarily interest rate and foreign currency risks) associated with assets held or expected to be purchased or sold and liabilities incurred or expected to be incurred. Derivatives are used to change the characteristics of our asset/liability mix consistent with our risk management activities. Additionally, derivatives are also used in asset replication strategies. We do not buy, sell or hold these investments for trading purposes.

Our risk of loss is typically limited to the fair value of our derivative instruments and not to the notional or contractual amounts of these derivatives. Risk arises from changes in the fair value of the underlying instruments. We are also exposed to credit losses in the event of nonperformance of the counterparties. Our current credit exposure is limited to the value of derivatives that have become favorable to us. This credit risk is minimized by purchasing such agreements from financial institutions with high credit ratings and by establishing and monitoring exposure limits. We also utilize various credit enhancements, including collateral and credit triggers to reduce the credit exposure to our derivative instruments.

Our derivative transactions are generally documented under International Swaps and Derivatives Association, Inc. Master Agreements. Management believes that such agreements provide for legally enforceable set-off and close-out netting of exposures to specific counterparties. Under such agreements, in connection with an early termination of a transaction, we are permitted to set off our receivable from a counterparty against our payables to the same counterparty arising out of all included transactions.

Prior to the application of the aforementioned credit enhancements, the gross exposure to credit risk with respect to these derivative instruments was $951.1 million and $811.0 million at December 31, 2004 and 2003, respectively. Subsequent to the application of such credit enhancements, the net exposure to credit risk was $554.6 million and $476.5 million at December 31, 2004 and 2003, respectively.

8. Derivative Financial Instruments — (continued)

The notional amounts and credit exposure of our derivative financial instruments by type were as follows:

	December 31, 2004	December 31, 2003
	(in millions)	
Notional amounts of derivative instruments with regard to U.S. operations		
Interest rate swaps	**$ 7,481.9**	$ 5,024.9
Foreign currency swaps	**3,013.4**	2,823.4
Credit default swaps	**988.3**	863.3
Interest rate lock commitments	**634.3**	—
Mortgage-backed forwards and options	**586.8**	522.1
Bond forwards	**508.0**	467.2
Embedded derivative financial instruments	**499.1**	455.9
Swaptions	**429.0**	315.0
Currency forwards	**356.4**	282.0
Call options	**73.0**	30.0
Bond options	**38.5**	17.5
Futures	**11.8**	27.8
Other	**—**	1.5
	14,620.5	10,830.6
Notional amounts of derivative instruments with regard to international operations		
Embedded derivative financial instruments	**395.3**	314.6
Currency forwards	**85.3**	—
Foreign currency swaps	**24.1**	—
Total notional amounts at end of year	**$15,125.2**	$11,145.2
Net credit exposure of derivative instruments with regard to U.S. operations		
Foreign currency swaps	**$ 803.4**	$ 637.1
Bond forwards	**66.8**	52.2
Interest rate swaps	**41.5**	68.9
Credit default swaps	**19.3**	45.9
Call options	**10.5**	6.6
Currency forwards	**1.6**	0.3
Bond options	**0.7**	—
Total credit exposure at end of year	**943.8**	811.0
Net credit exposure of derivative instruments with regard to international operations		
Currency forwards	**5.5**	—
Foreign currency swaps	**1.8**	—
Total credit exposure at end of year	**$ 951.1**	$ 811.0

The net interest effect of interest rate, currency swap and credit default swap transactions is recorded as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements.

The fair value of our derivative instruments related to investment hedges and classified as other invested assets at December 31, 2004 and 2003, was $864.2 million and $736.4 million, respectively. The fair value of derivative instruments classified as liabilities at December 31, 2004 and 2003, was $195.9 million and $124.5 million, respectively, and was reported with other liabilities on the consolidated statements of financial position.

8. Derivative Financial Instruments — (continued)

Fair Value Hedges

We use fixed-to-floating rate interest rate swaps to more closely align the interest rate characteristics of certain assets and liabilities. In general, these swaps are used in asset and liability management to modify duration.

We also enter into currency exchange swap agreements to convert certain foreign denominated assets and liabilities into U.S. dollar floating-rate denominated instruments to eliminate the exposure to future currency volatility on those items.

We recognized a pre-tax net loss of $(28.7) million, $(9.5) million and $(20.4) million in 2004, 2003 and 2002, respectively, relating to the ineffective portion of our fair value investment hedges, which was reported with net realized/unrealized capital losses on our consolidated statements of operations.

Cash Flow Hedges

We also utilize floating-to-fixed rate interest rate swaps to match cash flows.

We entered into currency exchange swap agreements to convert both principal and interest payments of certain foreign denominated assets and liabilities into U.S. dollar denominated fixed-rate instruments to eliminate the exposure to future currency volatility on those items.

At December 31, 2004, we had hedged the exposure to variable cash flows of $46.7 million of unrecognized firm commitments. These firm commitments are scheduled to fund in first quarter 2005.

In 2004, 2003 and 2002, we recognized a $57.8 million, $49.6 million and $(74.5) million after-tax increase (decrease) in value, respectively, related to cash flow hedges in accumulated other comprehensive income. During this time period, none of our cash flow hedges have been discontinued because it was probable that the original forecasted transaction would not occur by the end of the originally specified time period. We reclassified $5.2 million and $54.6 million net losses from accumulated comprehensive income into earnings during 2004 and 2003, respectively, and we expect to reclassify $21.3 million net losses in the next 12 months.

In most cases, zero hedge ineffectiveness for cash flow hedges is assumed because the derivative instrument was constructed such that all terms of the derivative match the hedged risk in the hedged item. As a result, we have recognized an immaterial amount in net income due to cash flow hedge ineffectiveness.

Derivatives Not Designated as Hedging Instruments

We attempt to match the timing of when interest rates are committed on insurance products and other new investments. However, timing differences may occur and can expose us to fluctuating interest rates. To offset this risk, we use mortgage-backed forwards, over-the-counter options on mortgage-backed securities, U.S. Treasury futures contracts, options on Treasury futures, Treasury rate guarantees and interest rate floors to economically hedge anticipated transactions and to manage interest rate risk. Futures contracts are marked to market and settled daily, which minimizes the counterparty risk. Forward contracts are marked to market no less than quarterly.

Occasionally, we will sell a callable investment-type contract and may use interest rate swaptions or similar instruments to transform the callable liability into a fixed term liability. In addition, we may sell an investment-type contract with attributes tied to market indices, in which case we write an equity call option to convert the overall contract into a fixed-rate liability, essentially eliminating the equity component altogether. We have also entered into credit default swaps to exchange the credit default swap risk of one bond for that of another. We have also entered into currency forward agreements and swaps to reduce the exposure to future currency volatility in certain short-term foreign cash equivalents and available-for-sale securities.

We also have interest rate lock commitments that are done as part of our commercial mortgage loan securitization operation. Fair value is determined by discounting the expected total cash flows using market rates that are applicable to the yield, credit quality and maturity of each commitment.

Although the above-mentioned derivatives are effective hedges from an economic standpoint, they do not meet the requirements for hedge accounting treatment under SFAS 133. As such, periodic changes in the market value of these instruments flow directly into net income. In 2004, 2003 and 2002, gains (losses) of $(58.6) million, $68.5 million and $13.2 million, respectively, were recognized in income from market value changes of derivatives not receiving hedge accounting treatment.

We may purchase or issue financial instruments or products that contain a derivative instrument that is embedded in the financial instrument or products. When it is determined that the embedded derivative possesses economic characteristics that are not clearly or closely related to the economic characteristics of the host contract and a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host for measurement purposes. The embedded derivative, which is reported with the host instrument in the consolidated balance sheets, is carried at fair value with changes in fair value reported in net income.

In 2002, we entered into an interest rate swap as part of a structuring process of an investment grade collateralized debt obligation ("CDO") issuance. Due to market conditions, the CDO was never issued. The pre-tax loss realized on the termination of the interest rate swap was $17.3 million.

9. Closed Block

In connection with the 1998 mutual insurance holding company ("MIHC") formation, Principal Life formed a Closed Block to provide reasonable assurance to policyholders included therein that, after the formation of the MIHC, assets would be available to maintain dividends in aggregate in accordance with the 1997 policy dividend scales, if the experience underlying such scales continued. Assets of Principal Life were allocated to the Closed Block in an amount that produces cash flows which, together with anticipated revenue from policies and contracts included in the Closed Block, were expected to be sufficient to support the Closed Block policies, including, but not limited to, provisions for payment of claims, certain expenses, charges and taxes, and to provide for continuation of policy and contract dividends in aggregate in accordance with the 1997 dividend scales, if the experience underlying such scales continues, and to allow for appropriate adjustments in such scales, if such experience changes. Due to adjustable life policies being included in the Closed Block, the Closed Block is charged with amounts necessary to properly fund for certain adjustments, such as face amount and premium increases, that are made to these policies after the Closed Block inception date. These amounts are referred to as Funding Adjustment Charges and are treated as capital transfers from the Closed Block.

Assets allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block. Closed Block assets and liabilities are carried on the same basis as other similar assets and liabilities. Principal Life will continue to pay guaranteed benefits under all policies, including the policies within the Closed Block, in accordance with their terms. If the assets allocated to the Closed Block, the investment cash flows from those assets and the revenues from the policies included in the Closed Block, including investment income thereon, prove to be insufficient to pay the benefits guaranteed under the policies included in the Closed Block, Principal Life will be required to make such payments from their general funds. No additional policies were added to the Closed Block, nor was the Closed Block affected in any other way, as a result of the demutualization.

A PDO is required to be established for earnings in the Closed Block that are not available to stockholders. A model of the Closed Block was established to produce the pattern of expected earnings in the Closed Block (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income).

If actual cumulative earnings of the Closed Block are greater than the expected cumulative earnings of the Closed Block, only the expected cumulative earnings will be recognized in income with the excess recorded as a PDO. This PDO represents undistributed accumulated earnings that will be paid to Closed Block policyholders as additional policyholder dividends unless offset by future performance of the Closed Block that is less favorable than originally expected. If actual cumulative performance is less favorable than expected, only actual earnings will be recognized in income. At December 31, 2004 and 2003, cumulative actual earnings have been less than cumulative expected earnings. However, cumulative net unrealized gains were greater than expected resulting in the recognition of a PDO of $118.5 million and $99.0 million as of December 31, 2004 and 2003, respectively.

9. Closed Block — (continued)

Closed Block liabilities and assets designated to the Closed Block were as follows:

	December 31,	
	2004	2003
	(in millions)	
Closed Block liabilities		
Future policy benefits and claims	**$5,409.0**	$5,401.7
Other policyholder funds	**28.8**	30.7
Policyholder dividends payable	**364.3**	371.3
Policyholder dividend obligation	**118.5**	99.0
Other liabilities	**42.6**	42.9
Total Closed Block liabilities	**5,963.2**	5,945.6
Assets designated to the Closed Block		
Fixed maturities, available-for-sale	**3,057.5**	2,864.1
Equity securities, available-for-sale	**74.9**	80.7
Mortgage loans	**754.5**	849.9
Real estate	**1.7**	1.9
Policy loans	**751.2**	757.8
Other investments	**19.9**	26.8
Total investments	**4,659.7**	4,581.2
Cash and cash equivalents (deficit)	**0.4**	(6.0)
Accrued investment income	**72.9**	74.1
Deferred income tax asset	**78.9**	70.1
Premiums due and other receivables	**22.8**	28.1
Other assets	**18.8**	22.3
Total assets designated to the Closed Block	**4,853.5**	4,769.8
Excess of Closed Block liabilities over assets designated to the Closed Block	**1,109.7**	1,175.8
Amounts included in other comprehensive income	**63.0**	74.6
Maximum future earnings to be recognized from Closed Block assets and liabilities	**$1,172.7**	$1,250.4

9. Closed Block — (continued)

Closed Block revenues and expenses were as follows:

	For the year ended December 31,		
	2004	**2003**	**2002**
		(in millions)	
Revenues			
Premiums and other considerations	**$648.7**	$684.3	$710.0
Net investment income	**301.6**	306.6	309.9
Net realized/unrealized capital losses	**(4.1)**	(6.6)	(40.8)
Total revenues	**946.2**	984.3	979.1
Expenses			
Benefits, claims and settlement expenses	**515.1**	557.4	583.3
Dividends to policyholders	**289.1**	298.6	305.2
Operating expenses	**11.6**	8.3	12.3
Total expenses	**815.8**	864.3	900.8
Closed Block revenue, net of Closed Block expenses, before income taxes	**130.4**	120.0	78.3
Income taxes	**42.6**	39.5	25.2
Closed Block revenue, net of Closed Block expenses and income taxes	**87.8**	80.5	53.1
Funding adjustment charges	**(10.1)**	(31.9)	(3.5)
Closed Block revenue, net of Closed Block expenses, income tax and funding adjustment charges	**$ 77.7**	$ 48.6	$ 49.6

The change in maximum future earnings of the Closed Block was as follows:

	For the year ended December 31,		
	2004	**2003**	**2002**
		(in millions)	
Beginning of year	**$1,250.4**	$1,299.0	$1,348.6
End of year	**1,172.7**	1,250.4	1,299.0
Change in maximum future earnings	**$ (77.7)**	$ (48.6)	$ (49.6)

Principal Life charges the Closed Block with federal income taxes, payroll taxes, state and local premium taxes and other state or local taxes, licenses and fees as provided in the plan of reorganization.

10. Deferred Policy Acquisition Costs

Policy acquisition costs deferred and amortized in 2004, 2003 and 2002 were as follows:

	For the year ended December 31,		
	2004	2003	2002
		(in millions)	
Balance at beginning of year	**$1,568.9**	$1,409.5	$1,357.2
Cost deferred during the year	**477.7**	349.7	323.0
Amortized to expense during the year	**(210.8)**	(140.0)	(144.4)
Effect of unrealized gains	**32.1**	(50.3)	(126.3)
Other(1)	**(30.3)**	—	—
Balance at end of year	**$1,837.6**	$1,568.9	$1,409.5

(1) Due to the January 1, 2004 adoption of SOP 03-1, we reclassified $30.3 million of sales inducements from DPAC to other assets.

11. Insurance Liabilities

Contractholder Funds

Major components of contractholder funds in the consolidated statements of financial position are summarized as follows:

	December 31,	
	2004	2003
	(in millions)	
Liabilities for investment-type contracts:		
GICs	**$12,803.3**	$12,868.3
Funding agreements	**11,266.3**	9,336.2
Other investment-type contracts	**1,528.3**	1,563.4
Total liabilities for investment-type contracts	**25,597.9**	23,767.9
Liabilities for individual annuities	**4,547.2**	3,486.2
Universal life and other reserves	**2,038.2**	1,642.3
Total contractholder funds	**$32,183.3**	$28,896.4

Our GICs and funding agreements contain provisions limiting early surrenders, which typically include penalties for early surrenders and minimum notice requirements.

Funding agreements include those issued directly to nonqualified institutional investors, as well as to three separate programs where the funding agreements are issued directly or indirectly to unconsolidated special purpose entities. Claims for principal and interest under funding agreements are afforded equal priority to claims of life insurance and annuity policyholders under insolvency provisions of Iowa Insurance Laws.

We are authorized to issue up to $4.0 billion of funding agreements under a program established in 1998 to support the prospective issuance of medium term notes by an unaffiliated entity in non-U.S. markets. As of December 31, 2004 and 2003, $3,867.0 million and $3,618.7 million, respectively, of liabilities are being held with respect to the issuance outstanding under this program.

In addition, we are authorized to issue up to $7.0 billion of funding agreements under a program established in 2001 to support the prospective issuance of medium term notes by an unaffiliated entity in both domestic and international markets. The unaffiliated entity is an unconsolidated qualifying special purpose entity. As of December 31, 2004 and 2003, $5,462.3 million and $5,613.4 million, respectively, of liabilities are being held with respect to the issuance outstanding under this program. We do not anticipate any new issuance activity under this program, given the March 2004 establishment of the SEC-registered program described in the next paragraph.

We are authorized to issue up to $4.0 billion of funding agreements under a program established in March, 2004 to support the prospective issuance of medium term notes by unaffiliated entities in both domestic and international

11. Insurance Liabilities — (continued)

markets. Under this program, both the notes and the supporting funding agreements are registered with the SEC. As of December 31, 2004, $1,831.5 million of liabilities are being held with respect to the issuance outstanding under this program. In contrast with direct funding agreements, GIC issuances and the other two funding agreement-backed medium term note programs described above, Principal Life's payment obligations on each funding agreement issued under this SEC-registered program are guaranteed by Principal Financial Group, Inc.

Future Policy Benefits and Claims

Activity in the liability for unpaid accident and health claims, which is included with future policy benefits and claims in the consolidated statements of financial position, is summarized as follows:

	For the year ended December 31,		
	2004	**2003**	**2002**
		(in millions)	
Balance at beginning of year	**$ 705.8**	$ 699.3	$ 714.8
Incurred:			
Current year	**1,634.2**	1,572.3	1,588.3
Prior years	**19.9**	(24.7)	0.6
Total incurred	**1,654.1**	1,547.6	1,588.9
Payments:			
Current year	**1,381.6**	1,304.6	1,333.2
Prior years	**247.6**	236.5	271.2
Total payments	**1,629.2**	1,541.1	1,604.4
Balance at end of year:			
Current year	**252.6**	267.7	255.1
Prior years	**478.1**	438.1	444.2
Total balance at end of year	**$ 730.7**	$ 705.8	$ 699.3

The activity summary in the liability for unpaid accident and health claims shows an increase (decrease) of $19.9 million, $(24.7) million and $0.6 million for the years ended December 31, 2004, 2003 and 2002, respectively, relating to prior years. Such liability adjustments, which affected current operations during 2004, 2003 and 2002, respectively, resulted in part from developed claims for prior years being different than were anticipated when the liabilities for unpaid accident and health claims were originally estimated. In addition, in 2003 we established a premium deficiency reserve on our medical conversion business that was included in our incurred but not reported claim reserve in prior years. These trends have been considered in establishing the current year liability for unpaid accident and health claims. We also had claim adjustment expenses of $28.3 million, $27.7 million and $23.0 million, and related reinsurance recoverables of $3.6 million, $2.5 million and $2.0 million in 2004, 2003 and 2002, respectively, which are not included in the rollforward above.

12. Debt

Short-Term Debt

The components of short-term debt as of December 31, 2004 and 2003, were as follows:

	December 31,	
	2004	2003
	(in millions)	
Commercial paper	**$ 75.0**	$399.8
Other recourse short-term debt	**56.4**	27.0
Nonrecourse short-term debt	**150.3**	276.0
Total short-term debt	**$281.7**	$702.8

As of December 31, 2004, we had credit facilities with various financial institutions in an aggregate amount of $1.1 billion. As of December 31, 2004 and 2003, we had $281.7 million and $702.8 million of outstanding borrowings related to our credit facilities, with $221.3 million and $333.3 million of assets pledged as support, respectively. Assets pledged consisted primarily of commercial mortgages and securities. Our credit facilities also include a $600.0 million back-stop facility to provide 100% support for our commercial paper program, of which there were no outstanding balances as of December 31, 2004.

The weighted-average interest rates on short-term borrowings as of December 31, 2004 and 2003, were 2.7% and 1.6%, respectively.

Long-Term Debt

The components of long-term debt as of December 31, 2004 and 2003, were as follows:

	December 31,	
	2004	2003
	(in millions)	
7.95% notes payable, due 2004	**$ —**	$ 200.0
8.2% notes payable, due 2009	**464.2**	464.0
7.875% surplus notes payable, due 2024	**—**	199.0
8% surplus notes payable, due 2044	**99.2**	99.2
Nonrecourse mortgages and notes payable	**213.2**	340.7
Other mortgages and notes payable	**66.9**	71.4
Total long-term debt	**$843.5**	$ 1,374.3

The amounts included above are net of the discount and direct costs associated with issuing these notes, which are being amortized to expense over their respective terms using the interest method.

On August 25, 1999, Principal Financial Group (Australia) Holdings Pty. Limited, a wholly owned indirect subsidiary, issued $665.0 million of unsecured redeemable long-term debt. Of this amount, $200.0 million of 7.95% notes matured on August 15, 2004, with the remaining $465.0 million in 8.2% notes due August 15, 2009. Interest on the notes is payable semiannually on February 15 and August 15 of each year. Principal Financial Group (Australia) Holdings Pty. Limited used the net proceeds from the notes to partially fund the purchase of the outstanding stock of several companies affiliated with Bankers Trust Australia Group. On December 28, 2001, all of the long-term debt obligations of Principal Financial Group (Australia) Holdings Pty. Limited were assumed by its parent, Principal Financial Services, Inc.

On March 10, 1994, Principal Life issued $300.0 million of surplus notes, including $200.0 million due March 1, 2024, at a 7.875% annual interest rate and the remaining $100.0 million due March 1, 2044, at an 8% annual interest rate. None of our affiliates hold any portion of the notes. Each payment of interest and principal on the notes, however, may be made only with the prior approval of the Commissioner of Insurance of the State of Iowa (the "Commissioner") and only to the extent that Principal Life has sufficient surplus earnings to make such payments. Interest of $10.6 million for the year ended December 31, 2004, and $23.8 million for each of the years ended December 31, 2003 and 2002, respectively, was approved by the Commissioner, and charged to expense.

12. Debt — (continued)

After receiving approval from the Commissioner, the surplus notes due March 1, 2024, were optionally redeemed by Principal Life on March 1, 2004, in whole at a redemption price of approximately 103.6% of par. Total cash paid for the surplus note redemption on March 1, 2004, was $207.2 million.

Subject to Commissioner approval, the notes due March 1, 2044, may be redeemed at Principal Life's election on or after March 1, 2014, in whole or in part at a redemption price of approximately 102.3% of par. The approximate 2.3% premium is scheduled to gradually diminish over the following ten years. These notes may be redeemed on or after March 1, 2024, at a redemption price of 100% of the principal amount plus interest accrued to the date of redemption.

The mortgages and other notes payable are financings for real estate developments. We, including certain subsidiaries, had $125.0 million in credit facilities with various financial institutions, in addition to obtaining loans with various lenders to finance these developments. Outstanding principal balances as of December 31, 2004, range from $0.4 million to $98.7 million per development with interest rates generally ranging from 6.0% to 8.6%. Outstanding principal balances as of December 31, 2003, range from $0.4 million to $99.9 million per development with interest rates generally ranging from 6.0% to 8.6%. Outstanding debt is secured by the underlying real estate properties, which were reported as real estate on our consolidated statements of financial position with a carrying value of $298.7 million and $322.1 million as of December 31, 2004 and 2003, respectively.

At December 31, 2004, future annual maturities of the long-term debt were as follows (in millions):

Year ending December 31:	
2005	**$ 46.1**
2006	**42.5**
2007	**109.4**
2008	**76.0**
2009	**464.6**
Thereafter	**104.9**
Total future maturities of the long-term debt	**$843.5**

Cash paid for interest for 2004, 2003 and 2002, was $102.2 million, $110.6 million and $101.0 million, respectively. These amounts include interest paid on taxes during these years.

13. Income Taxes

Our income tax expense (benefit) from continuing operations was as follows:

	For the year ended December 31,		
	2004	2003	2002
		(in millions)	
Current income taxes (benefits):			
U.S. federal	**$ 244.0**	$ 104.2	$ (99.7)
State and foreign	**39.3**	39.2	40.4
Net realized/unrealized capital gains (losses)	**4.2**	(118.6)	(76.1)
Total current income taxes (benefits)	**287.5**	24.8	(135.4)
Deferred income taxes (benefits)	**(108.4)**	152.2	60.5
Total income taxes (benefits)	**$ 179.1**	$ 177.0	$ (74.9)

Our provision for income taxes may not have the customary relationship of taxes to income. Differences between the prevailing corporate income tax rate of 35% times the pre-tax income and our effective tax rate on pre-tax income are generally due to inherent differences between income for financial reporting purposes and income for tax purposes and the establishment of adequate provisions for any challenges of the tax filings and tax payments to the various taxing

13. Income Taxes — (continued)

jurisdictions. A reconciliation between the corporate income tax rate and the effective tax rate from continuing operations is as follows:

	For the year ended December 31,		
	2004	2003	2002
Statutory corporate tax rate	35%	35%	35%
Dividends received deduction	(9)	(7)	(19)
Interest exclusion from taxable income	(2)	(2)	(3)
Federal tax settlement for prior years	—	(3)	(31)
Section 29 fuel tax credits	(2)	—	—
Other	(2)	(2)	(2)
Effective tax rate	20%	21%	(20)%

Significant components of our net deferred income taxes were as follows:

	December 31,	
	2004	2003
	(in millions)	
Deferred income tax assets (liabilities):		
Insurance liabilities	$ 390.9	$ 426.7
Other deferred tax assets	88.9	86.0
Total deferred tax assets	479.8	512.7
Deferred policy acquisition costs	(578.6)	(511.6)
Net unrealized gains on available-for-sale securities	(723.4)	(679.1)
Other deferred tax liabilities	(289.0)	(501.7)
Total deferred tax liabilities	(1,591.0)	(1,692.4)
Total net deferred income tax liabilities	$(1,111.2)	$(1,179.7)

At December 31, 2004 and 2003, respectively, our net deferred tax liability is comprised of international net deferred tax assets of $20.5 million and $19.2 million, which have been included in other assets, and $1,131.7 million and $1,198.9 million of U.S. net deferred tax liabilities, which have been included in deferred income taxes in the consolidated statements of financial position.

The Internal Revenue Service (the "Service") has completed examinations of the U.S. consolidated federal income tax returns for 2000 and prior years. The Service continues to review our 2001 tax return and has also started to examine returns for 2002 and 2003. The Service's completion of the examination for 1999 - 2000 resulted in a notice of deficiency that was issued on December 29, 2004. We paid the deficiency (approximately $444.0 million, including interest) in January 2005 and plan to file claims for refund relating to the disputed adjustments. The majority of the deficiency is attributable to the disallowance of carrybacks of capital losses, net operating losses and foreign tax credits arising in years after 2001; we expect the Service to allow the carrybacks upon completion of the audit of the returns for the years in which the losses and credits arose. The remainder of the deficiency is attributable to both contested issues and adjustments that we have accepted. We believe that we have adequate defenses against, or sufficient provisions for, the contested issues. Consequently, we do not expect the ultimate resolution of issues in tax years 1999 - 2000 to have a material impact on our net income. Similarly, we believe that there are adequate defenses against, or sufficient provisions for, any challenges that might arise in tax years subsequent to 2000.

U.S. Federal and state income taxes have not been provided on approximately $130.8 million of accumulated but undistributed earnings from operations of foreign subsidiaries. Such earnings are considered to be indefinitely reinvested in the business. Determining the amount of the unrecognized deferred tax liability that would arise if these earnings were remitted is not practicable due to foreign tax credits and exclusions that may become available at the time of remittance. A tax liability will be recognized when we no longer plan to indefinitely reinvest the earnings or when we plan to sell all or a portion of our ownership interest.

13. Income Taxes — *(continued)*

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. The Act includes a repatriation provision granting U.S. corporations a special deduction of 85% of certain qualifying dividends from their foreign subsidiaries. A company may elect to apply this provision to qualifying earnings that are repatriated in its 2005 tax year. We have begun an evaluation of the effects of this repatriation provision; however, we do not expect to be able to complete our evaluation until Congress, the Treasury Department and the Internal Revenue Service provide additional clarifying language and/or guidance on certain key elements of the provision. Whether we will ultimately elect to utilize this repatriation provision depends on a number of factors including review of this related guidance. We expect to complete our review and analysis of the effects of the repatriation provision within a reasonable period of time following issuance of the future clarifying language and/or guidance. The range of possible amounts that we are considering for repatriation under this provision is between zero and approximately $54.0 million. Taking into consideration our current accrual, which does not apply the provisions of the Act, the related potential range of income tax effects of such repatriation under the Act is between zero and a benefit of approximately $1.7 million.

Net cash paid for income taxes in 2004 was $599.3 million, of which $444.3 million was attributable to Principal Residential Mortgage, Inc. Net cash received for income taxes in 2003 and 2002 was $72.0 million and $189.3 million, respectively, primarily due to refunds for the 2002 loss on the sale of BT Financial Group, 2001 capital losses and the favorable settlement of an Internal Revenue Service audit issue.

14. Employee and Agent Benefits

We have defined benefit pension plans covering substantially all of our employees and certain agents. Some of these plans provide supplemental pension benefits to employees with salaries and/or pension benefits in excess of the qualified plan limits imposed by federal tax law. The employees and agents are generally first eligible for the pension plans when they reach age 21. For plan participants employed prior to January 1, 2002, the pension benefits are based on the greater of a final average pay benefit or a cash balance benefit. The final average pay benefit is based on the years of service and generally the employee's or agent's average annual compensation during the last five years of employment. Partial benefit accrual of final average pay benefits is recognized from first eligibility until retirement based on attained service divided by potential service to age 65 with a minimum of 35 years of potential service. The cash balance portion of the plan started on January 1, 2002. An employee's account will be credited with an amount based on the employee's salary, age and service. These credits will accrue with interest. For plan participants hired on and after January 1, 2002, only the cash balance plan applies. Our policy is to fund the cost of providing pension benefits in the years that the employees and agents are providing service to us. Our funding policy for the qualified defined benefit plan is to contribute an amount annually at least equal to the minimum annual contribution required under the Employee Retirement Income Security Act ("ERISA"), and, generally, not greater than the maximum amount that can be deducted for federal income tax purposes. Our funding policy for the non-qualified benefit plan is to fund the plan in the years that the employees are providing service to us using a methodology similar to the calculation of the net periodic benefit cost under U.S. GAAP, but using long-term assumptions. However, if the U.S. GAAP funded status is positive, no deposit is made. While we fund this plan, the assets are not included as part of the asset balances presented in this footnote as they do not qualify as assets under SFAS No. 87, *Employers' Accounting for Pensions,* ("SFAS 87"), however, they are included in our consolidated statements of financial position.

We also provide certain health care, life insurance and long-term care benefits for retired employees. Subsidized retiree health benefits are provided for employees hired prior to January 1, 2002. Employees hired after December 31, 2001, will have access to retiree health benefits but will need to pay for the full cost of the coverage. The health care plans are contributory with participants' contributions adjusted annually; the contributions are based on the number of years of service and age at retirement for those hired prior to January 1, 2002. As part of the substantive plan, the retiree health contributions are assumed to be adjusted in the future as claim levels change. The life insurance plans are contributory for a small group of previously grandfathered participants that have elected supplemental coverage and dependent coverage.

14. Employee and Agent Benefits — (continued)

Covered employees are first eligible for the medical and life postretirement benefits when they reach age 57 and have completed ten years of service with us. Retiree long-term care benefits are provided for employees whose retirement was effective prior to July 1, 2000. Partial benefit accrual of these health, life and long-term care benefits is recognized from the employee's date of hire until retirement based on attained service divided by potential service to age 65 with a minimum of 35 years of potential service. Our policy is to fund the cost of providing retiree benefits in the years that the employees are providing service to us using a methodology similar to the calculation of the net periodic benefit cost under U.S. GAAP, but using long-term assumptions. However, if the U.S. GAAP funded status is positive, no deposit is made.

We use a measurement date of October 1 for the pension and other postretirement benefit plans.

Obligations and Funded Status

The plans' combined funded status, reconciled to amounts recognized in the consolidated statements of financial position and consolidated statements of operations, was as follows:

	Pension benefits		Other postretirement benefits	
	December 31,		December 31,	
	2004	2003	2004	2003
	(in millions)			
Change in benefit obligation				
Benefit obligation at beginning of year	**$(1,191.4)**	$(1,046.4)	**$(253.3)**	$(280.2)
Service cost	**(49.6)**	(49.0)	**(8.7)**	(12.3)
Interest cost	**(73.8)**	(66.9)	**(15.4)**	(17.9)
Actuarial gain (loss)	**(62.6)**	(65.5)	**(22.3)**	55.0
Participant contributions	**—**	—	**(2.9)**	(2.5)
Benefits paid	**42.2**	38.1	**10.9**	9.7
Curtailment gain	**25.1**	—	**3.9**	—
Special termination benefits	**(1.8)**	—	**—**	—
Other	**(0.2)**	(1.7)	**—**	(5.1)
Benefit obligation at end of year	**$(1,312.1)**	$(1,191.4)	**$(287.8)**	$(253.3)
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 1,033.5**	$ 893.3	**$ 378.8**	$ 354.0
Actual return on plan assets	**124.8**	140.5	**36.3**	31.5
Employer contribution	**40.3**	37.8	**1.4**	0.5
Participant contributions	**—**	—	**2.9**	2.5
Benefits paid	**(42.2)**	(38.1)	**(10.9)**	(9.7)
Fair value of plan assets at end of year	**$ 1,156.4**	$ 1,033.5	**$ 408.5**	$ 378.8
Funded (underfunded) status	**$ (155.7)**	$ (157.9)	**$ 120.7**	$ 125.5
Unrecognized net actuarial loss	**165.9**	165.6	**20.2**	7.3
Unrecognized prior service cost (benefit)	**4.0**	6.0	**(19.9)**	(24.4)
Unamortized transition asset	**—**	(0.1)	**—**	—
Net prepaid benefit asset	**$ 14.2**	$ 13.6	**$ 121.0**	$ 108.4
Amounts recognized in statement of financial position consist of				
Prepaid benefit cost	**$ 185.7**	$ 166.7	**$ 121.3**	$ 109.0
Accrued benefit liability including minimum liability	**(179.6)**	(157.0)	**(0.3)**	(0.6)
Accumulated other comprehensive income	**8.1**	3.9	**—**	—
Net amount recognized	**$ 14.2**	$ 13.6	**$ 121.0**	$ 108.4

14. Employee and Agent Benefits — (continued)

Employer contributions to the pension plans include contributions made directly to the qualified pension plan assets and contributions from corporate assets to pay nonqualified pension benefits. Nonqualified pension plan assets are not included as part of the asset balances presented in this footnote, as they do not qualify as assets under SFAS 87. Benefits paid from the pension plans include both qualified and nonqualified plan benefits.

The Principal Residential Mortgage, Inc. divestiture resulted in a curtailment under SFAS No. 88, *"Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits"*, for the plans that provided benefits to the Principal Residential Mortgage, Inc. participants. A mid-year remeasurement to reflect the curtailment occurred as of the date of sale, July 1, 2004. Curtailment gains of $25.1 million and $3.9 million occurred under the pension and other postretirement benefit plans, respectively. This did not affect the pension plans or other postretirement benefit plans covering agents and managers. In addition, this did not affect the long-term care plan because these plans consist of only retired participants.

Due to the Principal Residential Mortgage, Inc. divestiture, we provided for contractual termination benefits in connection with termination of employment for a select group of Principal Residential Mortgage, Inc. management employees. The pension plan recognized $1.8 million in special termination benefits liability.

The pension plans' gains and losses are amortized using a straight-line amortization method over the average remaining service period of employees. For the qualified pension plan, there is no corridor recognized in determining the amount to amortize; for the nonqualified pension plans, the corridor allowed under SFAS 87 is used.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Medicare Modernization Act") was signed into law. The Medicare Modernization Act introduced a prescription drug benefit under Medicare ("Medicare Part D") as well as a federal subsidy to sponsors of retiree medical benefit plans. The prescription drug benefits offered by the sponsor must be at least actuarially equivalent to benefits offered under Medicare Part D to qualify for the subsidy. This subsidy is effective in 2006 and would only apply to benefits paid for qualifying retirees who have not enrolled in Medicare Part D.

On July 26, 2004, the Centers of Medicare and Medicaid Services ("CMS") issued proposed regulations that provided guidance on the definition of actuarially equivalent retiree prescription drug coverage. These regulations aided in our third quarter, 2004, determination that the majority of our retiree prescription drug benefit coverage is actuarially equivalent to Medicare's Part D prescription drug plan and thus makes us eligible for the tax-free subsidy beginning in 2006. Accordingly, we conducted a mid-year remeasurement during third quarter 2004 of our retiree medical plans to reflect the recognition of the Medicare Modernization Act in accordance with FASB Staff Position FAS 106-2, "*Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003*". This caused an actuarial gain of approximately $22.5 million for the medical plans. In addition, it also caused the net periodic benefit cost for 2004 to change for the fourth quarter. The 2004 service cost decreased by approximately $0.2 million, interest cost decreased approximately $0.4 million and the actuarial loss amortization decreased by $0.1 million.

Effective for 2004, we moved to a 100% self insured medical plan for both the active and retiree participants. A co-pay structure that varies by benefit type and a coinsurance provision were added to the plans. Due to the changes, the premium structures and associated participant contribution rates changed.

These changes were reflected in 2003 and increased the accumulated postretirement benefit obligation by $5.1 million.

Also effective January 1, 2004, a $1.0 million cap on active and retiree employer-provided life insurance was implemented. This cap only affected a small group of previously grandfathered employees. For those currently over the $1.0 million amount, their cap will be set equal to their coverage level as of January 1, 2004. This change was reflected in 2003 and resulted in a decrease in the accumulated postretirement benefit obligation by $0.1 million.

There was an aggregate actuarial liability loss of $22.3 million during 2004 for the other postretirement benefit plans. Of this, $44.8 million was due to an actuarial liability loss experience primarily due to the 25 basis point drop in the discount rate and an increase in the health care cost trend rate. However, this loss was partially offset by the $22.5 million in actuarial liability gain due to the recognition of the Medicare Modernization Act.

An actuarial liability gain of $55.0 million occurred during 2003 for the other postretirement benefit plans. This was due to the demographic experience of the active employees (higher turnover rates than expected), a change in demographic assumptions including an increase in the turnover rates, which more appropriately reflects past experience and our expectations for the future and only a slight increase in our claim cost per capita assumptions from the previous

14. Employee and Agent Benefits — (continued)

year. Claim costs are developed by looking at the plan's actual experience. Slightly offsetting these gains was a loss created by a lower discount rate assumption.

The accumulated benefit obligation for all defined benefit pension plans was $1,098.6 million and $976.8 million at December 31, 2004, and 2003, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

The obligations below relate only to the nonqualified pension plan liabilities. The nonqualified plans have assets that are housed in trusts that fail to meet the requirements to be included in plan assets under SFAS 87, however, these assets are included in our consolidated statements of financial position.

	December 31,	
	2004	2003
	(in millions)	
Projected benefit obligation	**$233.3**	$224.0
Accumulated benefit obligation	**179.6**	157.0

Information for other postretirement benefit plans with an accumulated postretirement benefit obligation in excess of plan assets:

	December 31,	
	2004	2003
	(in millions)	
Accumulated postretirement benefit obligation	**$92.7**	$88.3
Fair value of plan assets	**90.3**	84.6

Components of net periodic benefit cost (in millions):

	Pension benefits			Other postretirement benefits		
	For the year ended December 31,			For the year ended December 31,		
	2004	2003	2002	2004	2003	2002
Service cost	**$ 49.6**	$ 49.0	$ 36.5	**$ 8.7**	$ 12.3	$ 9.4
Interest cost	**73.8**	66.9	63.0	**15.4**	17.9	17.8
Expected return on plan assets	**(87.4)**	(74.8)	(84.6)	**(27.6)**	(25.8)	(32.8)
Amortization of prior service cost (benefit)	**1.8**	1.7	1.7	**(2.8)**	(3.2)	(2.7)
Amortization of transition (asset) obligation	**(0.1)**	(0.5)	(2.2)	**—**	—	—
Recognized net actuarial (gain) loss	**14.1**	17.9	(7.9)	**0.5**	2.7	0.2
Special termination and benefits	**1.8**	—	—	**—**	—	—
Curtailment gain	**(13.8)**	—	—	**(5.4)**	—	—
Net periodic benefit cost (income)	**$ 39.8**	$ 60.2	$ 6.5	**$(11.2)**	$ 3.9	$(8.1)

Additional information:

	Pension benefits		Other postretirement benefits	
	For the year ended December 31,			
	2004	2003	2004	2003
	(in millions)			
Increase in minimum liability included in other comprehensive income	**$4.3**	$3.9	**N/A**	N/A

14. Employee and Agent Benefits — (continued)

Assumptions:

Weighted-average assumptions used to determine benefit obligations as disclosed under the Obligations and Funded Status section

	Pension benefits		Other postretirement benefits	
	December 31,			
	2004	2003	2004	2003
Discount rate	**6.00%**	6.25%	**6.00%**	6.25%
Rate of compensation increase	**5.00%**	5.00%	**5.00%**	5.00%

Weighted-average assumptions used to determine net periodic benefit cost

	Pension benefits			Other postretirement benefits		
	For the year ended December 31,					
	2004	2003	2002	2004	2003	2002
Discount rate	**6.25%/6.50%***	6.50%	7.50%	**6.25%/6.50%***	6.50%	7.50%
Expected long-term return on plan assets	**8.50%**	8.50%	9.00%	**7.31%**	7.36%	9.11%
Rate of compensation increase	**5.00%**	5.00%	5.00%	**5.00%**	5.00%	5.00%

* The first three quarters of 2004 expense for the home office pension and other postretirement benefit plans and retiree medical plans were based on a 6.25% discount rate. The last quarter of 2004 was based on a 6.50% discount rate due to the third quarter 2004 remeasurement for the Principal Residential Mortgage, Inc. divestiture and Medicare Modernization Act. A remeasurement did not occur on the agents and managers pension and other non-medical postretirement benefit plans.

For other postretirement benefits, the 7.31% rate for 2004 is based on the weighted average expected long-term asset returns for the medical, life and long-term care plans. The expected long-term rates for the medical, life and long-term care plans are 7.25%, 7.75% and 7.75%, respectively.

The expected return on plan assets is the long-term rate we expect to be earned based on the plans' investment strategy. Historical returns of multiple asset classes were analyzed to develop a risk free rate of return and risk premiums for each asset class. The overall rate for each asset class was developed by combining a long-term inflation component, the risk free real rate of return and the associated risk premium. A weighted average rate was developed based on those overall rates and the target asset allocation of the plans.

Assumed health care cost trend rates

	For the year ended December 31,	
	2004	2003
Health care cost trend rate assumed for next year under age 65	**14.45%**	12.50%
Health care cost trend rate assumed for next year age 65 and over	**12.75%**	12.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.0%**	5.0%
Year that the rate reaches the ultimate trend rate	**2016**	2010

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-percentage-point increase	1-percentage-point decrease
	(in millions)	
Effect on total of service and interest cost components	**$ 5.1**	**$ (3.2)**
Effect on accumulated postretirement benefit obligation	**45.9**	**(37.5)**

14. Employee and Agent Benefits — (continued)

Pension Plan Assets

The pension plan's weighted-average asset allocations by asset category as of the two most recent measurement dates are as follows:

Asset category	October 1, 2004	October 1, 2003
Domestic equity securities	57%	58%
International equity securities	10	10
Domestic debt securities	25	27
Real estate	8	5
Total	100%	100%

Our investment strategy is to achieve the following:

- Obtain a reasonable long-term return consistent with the level of risk assumed and at a cost of operation within prudent levels. Performance benchmarks are monitored.
- Ensure that sufficient cash is on hand to meet the emerging benefit liabilities for the plan.
- Provide for diversification of assets in an effort to avoid the risk of large losses and maximize the investment return to the pension plan consistent with market and economic risk.

In administering the qualified pension plan's asset allocation strategy, we consider the projected liability stream of benefit payments, the relationship between current and projected assets of the plan and the projected actuarial liabilities streams, the historical performance of capital markets adjusted for the perception of future short- and long-term capital market performance and the perception of future economic conditions.

The overall target asset allocation for the qualified plan assets is:

Asset category	Target allocation
Domestic equity securities	40% - 60%
International equity securities	5% - 15%
Domestic debt securities	20% - 30%
International debt securities	0% - 7%
Real estate	3% - 10%
Other	0% - 7%

For 2004 and 2003, respectively, the plan assets include $26.6 million and $66.8 million in Principal Financial Group stock held under a separate account under an annuity contract. These assets were received in the qualified defined benefit plan as a result of the demutualization. We have a plan in place to liquidate these holdings, which we are planning to complete in 2005.

Other Postretirement Benefit Plans' Assets

The other postretirement benefit plans' weighted-average asset allocations by asset category as of the two most recent measurement dates are as follows:

Asset category	October 1, 2004	October 1, 2003
Equity securities	50%	47%
Debt securities	50	53
Total	100%	100%

14. Employee and Agent Benefits — (continued)

The weighted average target asset allocation for the other postretirement benefit plans is:

Asset category	Target allocation
Equity securities	**50 - 70%**
Debt securities	**30 - 50%**

The investment strategies and policies for the other postretirement benefit plans are similar to those employed by the qualified pension plan.

Contributions

We expect to contribute roughly $1.5 million to our other postretirement benefit plans in 2005. Our funding policy for the qualified pension plan is to fund the plan annually in an amount at least equal to the minimum annual contribution required under ERISA and, generally, not greater than the maximum amount that can be deducted for federal income tax purposes. We don't anticipate that we will be required to fund a minimum annual contribution under ERISA for the qualified pension plan. At this time, it is too early to estimate the amount that may be contributed, but it is possible that we may fund the plans in 2005 in the range of $10-$50 million. This includes funding for both our qualified and nonqualified plans.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, expected to be paid and the amount of tax-free subsidy receipts expected to be received are:

	Pension benefits	Other postretirement benefits (gross benefit payments, including prescription drug benefits)	Amount of Medicare part D subsidy receipts
		(in millions)	
Year ending December 31:			
2005	$ 40.7	$ 16.8	$ —
2006	42.8	18.5	0.9
2007	45.6	20.7	0.9
2008	49.5	23.0	1.0
2009	54.1	25.8	1.2
2010 - 2014	341.1	175.2	8.4

The above table reflects the total benefits to be paid from the plan, including both our share of the benefit cost and the participants' share of the cost, which is funded by their contributions to the plan.

The assumptions used in calculating the estimated future benefit payments are the same as those used to measure the benefit obligation for the year ended December 31, 2004.

14. Employee and Agent Benefits — (continued)

The information that follows shows supplemental information for our defined benefit pension plans. Certain key summary data is shown separately for qualified and non-qualified plans.

	For the year ended December 31,					
	2004			2003		
	Qualified plan	Nonqualified plans	Total	Qualified plan	Nonqualified plans	Total
	(in millions)					
Benefit obligation, end of the year	$(1,078.8)	$(233.3)	$(1,312.1)	$ (967.4)	$(224.0)	$(1,191.4)
Fair value of plan assets, end of the year	1,156.4	—	1,156.4	1,033.5	—	1,033.5
Funded (underfunded) status	77.6	(233.3)	(155.7)	66.1	(224.0)	(157.9)
Unrecognized net actuarial loss	97.6	68.3	165.9	85.5	80.1	165.6
Unrecognized prior service cost (benefit)	10.5	(6.5)	4.0	15.3	(9.3)	6.0
Unrecognized transition (asset) liability	—	—	—	(0.2)	0.1	(0.1)
Net amount recognized	$ 185.7	$(171.5)	$ 14.2	$ 166.7	$(153.1)	$ 13.6
Amounts recognized in statement of financial position						
Prepaid benefit cost	$ 185.7	$ —	$ 185.7	$ 166.7	$ —	$ 166.7
Accrued benefit liability including minimum liability	—	(179.6)	(179.6)	—	(157.0)	(157.0)
Accumulated other comprehensive income	—	8.1	8.1	—	3.9	3.9
Net amount recognized	$ 185.7	$(171.5)	$ 14.2	$ 166.7	$(153.1)	$ 13.6
Components of net periodic benefit cost						
Service cost	$ 40.4	$ 9.2	$ 49.6	$ 41.5	$ 7.5	$ 49.0
Interest cost	59.9	13.9	73.8	55.4	11.5	66.9
Expected return on plan assets	(87.4)	—	(87.4)	(74.8)	—	(74.8)
Amortization of prior service cost (benefit)	3.7	(1.9)	1.8	3.7	(2.0)	1.7
Amortization of transition (asset) obligation	(0.2)	0.1	(0.1)	(1.6)	1.1	(0.5)
Recognized net actuarial loss	7.8	6.3	14.1	14.3	3.6	17.9
Special termination benefits	—	1.8	1.8	—	—	—
Curtailment gain	(13.2)	(0.6)	(13.8)	—	—	—
Net periodic benefit cost	$ 11.0	$ 28.8	$ 39.8	$ 38.5	$ 21.7	$ 60.2

In addition, we have defined contribution plans that are generally available to all employees and agents who are 21 or older. Eligible participants could not contribute more than $13,000 of their compensation to the plans in 2004. We match the participant's contribution at a 50% contribution rate up to a maximum contribution of 3% of the participant's compensation. The defined contribution plans allow employees to choose among various investment options, including our common stock. Effective September 1, 2002, the employer stock fund was converted to an employee stock ownership plan. We contributed $18.6 million, $18.5 million and $20.2 million in 2004, 2003, and 2002 respectively, to our qualified defined contribution plans.

We also have a nonqualified defined contribution plan available to select employees and agents who are age 21 and over which allows them to contribute amounts in excess of limits imposed by federal tax law. We match the participant's contribution at a 50% contribution rate up to a maximum contribution of 3% of the participant's compensation. We contributed $4.5 million, $3.7 million and $3.5 million in 2004, 2003, and 2002, respectively, to our nonqualified defined contribution plans.

As a result of the demutualization, the defined contribution plans received $19.7 million in compensation, which was allocated to participant accounts.

15. Contingencies, Guarantees and Indemnifications

Litigation

We are regularly involved in litigation, both as a defendant and as a plaintiff but primarily as a defendant. Litigation naming us as a defendant ordinarily arises out of our business operations as a provider of asset management and accumulation products and services, life, health and disability insurance. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as state insurance departments, the SEC, the National Association of Securities Dealers, Inc., the Department of Labor and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws, ERISA and laws governing the activities of broker-dealers.

Several lawsuits have been filed against other insurance companies and insurance brokers alleging improper conduct relating to the payment and non-disclosure of contingent compensation and bid-rigging activity. Several of these suits were filed as purported class actions. Several state attorneys general and insurance regulators have initiated industry-wide inquiries or other actions relating to compensation arrangements between insurance brokers and insurance companies. We received a subpoena on March 3, 2005 from the Office of the Attorney General of the State of New York seeking information on compensation agreements associated with the sale of retirement products. We will cooperate fully with the inquiry. We have and will continue to cooperate with regulators regarding any inquiries about our business practices.

On December 23, 2004, a lawsuit was filed in Iowa state court against us and our wholly owned subsidiaries Principal Life and Principal Financial Services, Inc., on behalf of a proposed class comprised of the settlement class in the Principal Life sales practices class action settlement, which was approved in April 2001 by the United States District Court for the Southern District of Iowa. This new lawsuit claims that the treatment of the settlement costs of that sales practices litigation in relation to the allocation of demutualization consideration to Principal Life policyholders was inappropriate. Demutualization allocation was done pursuant to the terms of a plan of demutualization approved by the policyholders in July 2001 and Insurance Commissioner of the State of Iowa in August 2001. The lawsuit further claims that such allocation was not accurately described to policyholders during the demutualization process and is a breach of the sales practices settlement. On January 27, 2005, we filed a notice to remove the action from the state court to the United States District Court for the Southern District of Iowa. We intend to vigorously defend this matter.

While the outcome of any pending or future litigation cannot be predicted, management does not believe that any pending litigation will have a material adverse effect on our business, financial position or net income. The outcome of litigation is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a particular quarter or annual period.

Guarantees and Indemnifications

In the normal course of business, we have provided guarantees to third parties primarily related to a former subsidiary, joint ventures and industrial revenue bonds. These agreements generally expire from 2004 through 2019. The maximum exposure under these agreements as of December 31, 2004, was approximately $210.0 million; however, we believe the likelihood is remote that material payments will be required and therefore have not accrued for a liability on our consolidated statements of financial position. Should we be required to perform under these guarantees, we generally could recover a portion of the loss from third parties through recourse provisions included in agreements with such parties, the sale of assets held as collateral that can be liquidated in the event that performance is required under the guarantees or other recourse generally available to us, minimizing the impact to net income. The fair value of such guarantees issued after January 1, 2003, was determined to be insignificant.

In connection with the 2002 sale of BT Financial Group, we agreed to indemnify the purchaser, Westpac, for among other things, the costs associated with potential late filings made by BT Financial Group in New Zealand prior to Westpac's ownership, up to a maximum of A$250.0 million Australian dollars (approximately U.S. $195.0 million as of December 31, 2004). New Zealand securities regulations allow Australian issuers to issue their securities in New Zealand provided that certain documents are appropriately filed with the New Zealand Registrar of Companies. Specifically, the regulations require that any amendments to constitutions and compliance plans be filed in New Zealand. In April 2003, the New Zealand Securities Commission ("the Commission") opined that such late filings would result in certain New Zealand investors having a right to return of their investment plus interest at 10% per annum from the date of investment. This technical issue affected many in the industry. On April 15, 2004, the New Zealand government enacted legislation that will provide issuers, including BT Financial Group, the opportunity for retroactive relief from such late filing violations. The law allows issuers to apply for judicial validation of non-compliant issuances resulting from late filings. The law further provides that judicial relief is mandatory and unconditional unless an investor was materially prejudiced by the late filing. Such judicial relief has been granted to BT Financial Group and Westpac with regard to the vast majority of affected investors. As a result, we do not believe that this matter will result in a material adverse effect on

15. Contingencies, Guarantees and Indemnifications — (continued)

our business or financial position. It is possible, however, that it could have a material adverse effect on net income in a particular quarter or annual period.

On December 24, 2004, Westpac lodged several warranty and indemnification claims related to the sale of BT Financial Group. Under the sale agreements, certain warranty claims were required to be lodged by December 31, 2004. The claims aggregate approximately A$50.0 million Australian dollars (approximately U.S. $40.0 million) with the majority of the claims (approximately A$45.0 million Australian dollars, or U.S. $35.0 million) related to fund pricing and accounting issues around a tax asset called future income tax benefit ("FITB"). FITB is an asset used in calculating unit pricing of funds. Westpac claims that BT Financial Group incorrectly accrued FITB assets in valuing asset portfolios of BT funds in Australia and New Zealand and that as a result fund values were overstated. We intend to vigorously defend against these claims. Although we cannot predict the outcome of this matter or reasonably estimate possible losses, we do not believe that it would result in a material adverse effect on our business or financial position. It is possible, however, that it could have a material adverse effect on net income in a particular quarter or annual period.

We are also subject to various other indemnification obligations issued in conjunction with certain transactions, primarily the sale of BT Financial Group, Principal Residential Mortgage, Inc., and other divestitures, acquisitions and financing transactions whose terms range in duration and often are not explicitly defined. Certain portions of these indemnifications may be capped, while other portions are not subject to such limitations; therefore, the overall maximum amount of the obligation under the indemnifications cannot be reasonably estimated. While we are unable to estimate with certainty the ultimate legal and financial liability with respect to these indemnifications, we believe the likelihood is remote that material payments would be required under such indemnifications and therefore such indemnifications would not result in a material adverse effect on our business, financial position or net income. The fair value of such indemnifications issued after January 1, 2003, was determined to be insignificant.

Securities Posted as Collateral

We posted $364.9 million in securities under collateral agreements at December 31, 2004, to satisfy collateral requirements primarily associated with our derivatives credit support agreements and a reinsurance arrangement with our U.S. Asset Management and Accumulation segment.

16. Stockholders' Equity

Common Stock

On December 17, 2004, we paid an annual dividend of $166.5 million, equal to $0.55 per share, to stockholders of record as of November 12, 2004. On December 8, 2003, we paid an annual dividend of $145.3 million, equal to $0.45 per share, to stockholders of record as of November 7, 2003. On December 9, 2002, we paid an annual dividend of $83.8 million, equal to $0.25 per share, to stockholders of record as of November 8, 2002.

In the last two years, our Board of Directors has authorized various repurchase programs under which we are allowed to purchase shares of our outstanding common stock. Shares repurchased under these programs are accounted for as treasury stock, carried at cost and reflected as a reduction to stockholders' equity.

In May 2004, our Board of Directors authorized a repurchase program of up to $700.0 million of our outstanding common stock. The repurchases have been made in the open market or through privately negotiated transactions, from time to time, depending on market conditions. As of December 31, 2004, $75.0 million remains outstanding under this repurchase program.

Other Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in stockholders' equity during a period except those resulting from investments by stockholders and distributions to stockholders.

16. Stockholders' Equity — (continued)

The components of accumulated other comprehensive income were as follows:

	Net unrealized gains (losses) on available-for-sale securities	Net unrealized gains (losses) on derivative instruments	Foreign currency translation adjustment	Minimum pension liability	Accumulated other comprehensive income
			(in millions)		
Balances at January 1, 2002	$ 454.4	$ (34.1)	$(272.8)	$—	$ 147.5
Net change in unrealized gains (losses) on fixed maturities, available-for-sale	844.4	—	—	—	844.4
Net change in unrealized gains (losses) on equity securities, available-for-sale	45.1	—	—	—	45.1
Net change in unrealized gains (losses) on equity method subsidiaries and minority interest adjustments	(7.3)	—	—	—	(7.3)
Adjustments for assumed changes in amortization pattern:					
Deferred policy acquisition costs	(121.6)	—	—	—	(121.6)
Unearned revenue reserves	6.4	—	—	—	6.4
Net change in unrealized gains (losses) on derivative instruments	—	(114.6)	—	—	(114.6)
Net change in unrealized gains (losses) on policyholder dividend obligation	(33.6)	—	—	—	(33.6)
Provision for deferred income tax benefit (expense)	(257.2)	40.1	—	—	(217.1)
Change in net foreign currency translation adjustment	—	—	86.6	—	86.6
Balances at December 31, 2002	$ 930.6	$(108.6)	$(186.2)	$—	$ 635.8

16. Stockholders' Equity — (continued)

	Net unrealized gains (losses) on available-for-sale securities	Net unrealized gains (losses) on derivative instruments	Foreign currency translation adjustment	Minimum pension liability	Accumulated other comprehensive income
			(in millions)		
Balances at January 1, 2003	$ 930.6	$(108.6)	$(186.2)	$ —	$ 635.8
Net change in unrealized gains (losses) on fixed maturities, available-for-sale	728.0	—	—	—	728.0
Net change in unrealized gains (losses) on equity securities, available-for-sale	18.4	—	—	—	18.4
Net change in unrealized gains (losses) on equity method subsidiaries and minority interest adjustments	(7.8)	—	—	—	(7.8)
Adjustments for assumed changes in amortization pattern:					
Deferred policy acquisition costs	(48.2)	—	—	—	(48.2)
Unearned revenue reserves	1.6	—	—	—	1.6
Net change in unrealized gains (losses) on derivative instruments	—	76.3	—	—	76.3
Net change in unrealized gains (losses) on policyholder dividend obligation	(65.3)	—	—	—	(65.3)
Provision for deferred income tax benefit (expense)	(216.0)	(26.7)	—	1.4	(241.3)
Change in net foreign currency translation adjustment	—	—	68.6	—	68.6
Change in minimum pension liability adjustment	—	—	—	(3.9)	(3.9)
Cumulative effect of accounting change, net of related income taxes	9.1	—	—	—	9.1
Balances at December 31, 2003	$1,350.4	$ (59.0)	$(117.6)	$(2.5)	$1,171.3

16. Stockholders' Equity — (continued)

	Net unrealized gains (losses) on available-for-sale securities	Net unrealized gains (losses) on derivative instruments	Foreign currency translation adjustment	Minimum pension liability	Accumulated other comprehensive income
			(in millions)		
Balances at January 1, 2004	$1,350.4	$(59.0)	$(117.6)	$(2.5)	$1,171.3
Net change in unrealized gains (losses) on fixed maturities, available-for-sale	91.3	—	—	—	91.3
Net change in unrealized gains (losses) on equity securities, available-for-sale	(4.1)	—	—	—	(4.1)
Net change in unrealized gains (losses) on equity method subsidiaries and minority interest adjustments	(28.0)	—	—	—	(28.0)
Adjustments for assumed changes in amortization pattern:					
Deferred policy acquisition costs	31.5	—	—	—	31.5
Sales inducements	0.5	—	—	—	0.5
Unearned revenue reserves	(3.8)	—	—	—	(3.8)
Net change in unrealized gains (losses) on derivative instruments	—	88.9	—	—	88.9
Net change in unrealized gains (losses) on policyholder dividend obligation	(19.5)	—	—	—	(19.5)
Provision for deferred income tax benefit (expense)	(13.2)	(31.1)	(0.5)	1.5	(43.3)
Change in net foreign currency translation adjustment	—	—	32.8	—	32.8
Change in minimum pension liability	—	—	—	(4.3)	(4.3)
Balances at December 31, 2004	$1,405.1	$ (1.2)	$ (85.3)	$(5.3)	$1,313.3

The following table sets forth the adjustments necessary to avoid duplication of items that are included as part of net income for a year that had been part of other comprehensive income in prior years:

	For the year ended December 31,		
	2004	2003	2002
		(in millions)	
Unrealized gains on available-for-sale securities arising during the year	$122.6	$ 604.9	$ 654.2
Adjustment for realized losses on available-for-sale securities included in net income	(10.1)	(135.5)	(252.5)
Unrealized gains on available-for-sale securities, as adjusted	$112.5	$ 469.4	$ 401.7

The above table is presented net of income tax, PDO and related changes in the amortization patterns of DPAC, sales inducements and unearned revenue reserves.

Dividend Limitations

Under Iowa law, Principal Life may pay stockholder dividends only from the earned surplus arising from its business and must receive the prior approval of the Commissioner to pay a stockholder dividend if such a stockholder dividend would exceed certain statutory limitations. The current statutory limitation is the greater of 10% of Principal Life's policyholder surplus as of the preceding year-end or the net gain from operations from the previous calendar year. Based on this limitation and 2004 statutory results, Principal Life could pay approximately $591.1 million in stockholder dividends in 2005 without exceeding the statutory limitation.

17. Fair Value of Financial Instruments

The following discussion describes the methods and assumptions we utilize in estimating our fair value disclosures for financial instruments. Certain financial instruments, particularly policyholder liabilities other than investment-type contracts, are excluded from these fair value disclosure requirements. The techniques utilized in estimating the fair values of financial instruments are affected by the assumptions used, including discount rates and estimates of the amount and timing of future cash flows. Care should be exercised in deriving conclusions about our business, its value or financial position based on the fair value information of financial instruments presented below. The estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

We define fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of counterparties. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument.

Fair values of public debt and equity securities have been determined by us from public quotations, when available. Private placement securities and other fixed maturities and equity securities are valued by discounting the expected total cash flows. Market rates used are applicable to the yield, credit quality and average maturity of each security.

Fair values of commercial mortgage loans are determined by discounting the expected total cash flows using market rates that are applicable to the yield, credit quality and maturity of each loan.

The fair values for assets classified as policy loans, other investments excluding equity investments in subsidiaries, cash and cash equivalents and accrued investment income in the accompanying consolidated statements of financial position approximate their carrying amounts.

The fair values of our reserves and liabilities for investment-type insurance contracts are estimated using discounted cash flow analyses based on current interest rates being offered for similar contracts with maturities consistent with those remaining for the investment-type contracts being valued. Investment-type insurance contracts include insurance, annuity and other policy contracts that do not involve significant mortality or morbidity risk and that are only a portion of the policyholder liabilities appearing in the consolidated statements of financial position. Insurance contracts include insurance, annuity and other policy contracts that do involve significant mortality or morbidity risk. The fair values for our insurance contracts, other than investment-type contracts, are not required to be disclosed. We do consider, however, the various insurance and investment risks in choosing investments for both insurance and investment-type contracts.

Fair values for debt issues are estimated using discounted cash flow analysis based on our incremental borrowing rate for similar borrowing arrangements.

The carrying amounts and estimated fair values of our financial instruments were as follows:

	December 31,			
	2004		2003	
	Carrying amount	Fair value	Carrying amount	Fair value
	(in millions)			
Assets (liabilities)				
Fixed maturities, available-for-sale	**$40,916.3**	**$40,916.3**	$37,418.4	$37,418.4
Fixed maturities, trading	**93.0**	**93.0**	102.9	102.9
Equity securities, available-for-sale	**762.6**	**762.6**	699.2	699.2
Mortgage loans	**11,714.5**	**12,771.2**	11,251.6	12,419.0
Policy loans	**814.5**	**814.5**	804.1	804.1
Other investments	**1,373.9**	**1,373.9**	1,272.6	1,272.6
Cash and cash equivalents	**452.5**	**452.5**	1,192.5	1,192.5
Investment-type insurance contracts	**(30,145.1)**	**(30,170.9)**	(27,254.1)	(28,299.8)
Short-term debt	**(281.7)**	**(281.7)**	(702.8)	(702.8)
Long-term debt	**(843.5)**	**(936.8)**	(1,374.3)	(1,491.3)

18. Statutory Insurance Financial Information

Principal Life, the largest indirect subsidiary of Principal Financial Group, Inc., prepares statutory financial statements in accordance with the accounting practices prescribed or permitted by the Insurance Division of the Department of Commerce of the State of Iowa (the "State of Iowa"). The State of Iowa recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company to determine its solvency under the Iowa Insurance Law. The National Association of Insurance Commissioners' ("NAIC") *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of Iowa. The Commissioner has the right to permit other specific practices that deviate from prescribed practices.

In 2003 and 2002, Principal Life received written approval from the State of Iowa to recognize as admitted assets those assets pledged by Principal Life on behalf of a wholly owned subsidiary instead of nonadmitting such assets. At December 31, 2003, the statutory surplus of Principal Life was $707.0 million greater than it would have been if NAIC Statutory Accounting Principles had been followed for this transaction. This permitted practice has no effect on Principal Life's net income for the years then ended. As of December 31, 2004, there were no pledged assets on behalf of a wholly owned subsidiary.

Life and health insurance companies are subject to certain risk-based capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2004, Principal Life meets the minimum RBC requirements.

Statutory net income and statutory surplus of Principal Life were as follows:

	As of or for the year ended December 31,		
	2004	**2003**	**2002**
		(in millions)	
Statutory net income	**$ 512.7**	$ 577.1	$ 402.1
Statutory surplus	**3,044.3**	3,859.4	3,336.7

19. Segment Information

We provide financial products and services through the following segments: U.S. Asset Management and Accumulation, International Asset Management and Accumulation and Life and Health Insurance. In addition, there is a Mortgage Banking (discontinued operations) and Corporate and Other segment. The segments are managed and reported separately because they provide different products and services, have different strategies or have different markets and distribution channels.

The U.S. Asset Management and Accumulation segment provides retirement and related financial products and services primarily to businesses, their employees and other individuals and provides asset management services to our asset accumulation business, the life and health insurance operations, the Corporate and Other segment and third-party clients.

The International Asset Management and Accumulation segment offers retirement products and services, annuities, long-term mutual funds and life insurance through operations in Chile, Mexico, Hong Kong, Brazil, India, Japan and Malaysia. On July 2, 2004, we closed the sale of all the stock of our Argentine companies, described further in Note 3. Prior to October 31, 2002, the operating segment included BT Financial Group, an Australia based asset manager. We sold substantially all of BT Financial Group effective October 31, 2002, described further in Note 3. Consequently, the results of operations (excluding corporate overhead) for PI Argentina and BT Financial Group are reported as other after-tax adjustments for all periods presented.

The Life and Health insurance segment provides individual life insurance, group health insurance and specialty benefits, which consists of group dental and vision insurance, individual and group disability insurance and group life insurance, throughout the U.S.

On July 1, 2004, we closed the sale of Principal Residential Mortgage, Inc. to CitiMortgage, Inc. The results of operations (excluding corporate overhead) for our Mortgage Banking segment, which includes Principal Residential Mortgage, Inc., are reported as other after-tax adjustments for all periods presented. See Note 3 for further explanation.

The Corporate and Other segment manages the assets representing capital that has not been allocated to any other segment. Financial results of the Corporate and Other segment primarily reflect our financing activities (including

19. Segment Information — (continued)

interest expense), income on capital not allocated to other segments, intersegment eliminations, income tax risks and certain income, expenses and other after-tax adjustments not allocated to the segments based on the nature of such items.

Management uses segment operating earnings for goal setting, determining employee compensation and evaluating performance on a basis comparable to that used by securities analysts. We determine segment operating earnings by adjusting U.S. GAAP net income for net realized/unrealized capital gains and losses, as adjusted, and other after-tax adjustments which management believes are not indicative of overall operating trends. Net realized/unrealized capital gains and losses, as adjusted, are net of income taxes, related changes in the amortization pattern of DPAC and sales inducements, recognition of front-end fee revenues for sales charges on pension products and services, net realized capital gains and losses distributed, minority interest capital gains and losses and certain market value adjustments to fee revenues. Segment operating revenues exclude net realized/unrealized capital gains and their impact on recognition of front-end fee revenues and certain market value adjustments to fee revenues. While these items may be significant components in understanding and assessing the consolidated financial performance, management believes the presentation of segment operating earnings enhances the understanding of our results of operations by highlighting earnings attributable to the normal, ongoing operations of the business.

The accounting policies of the segments are consistent with the accounting policies for the consolidated financial statements, with the exception of capital allocation and income tax allocation. The Corporate and Other segment functions to absorb the risk inherent in interpreting and applying tax law. The segments are allocated tax adjustments consistent with the positions we took on tax returns. The Corporate and Other segment results reflect any differences between the tax returns and the estimated resolution of any disputes.

The following tables summarize selected financial information on a continuing basis by segment and reconcile segment totals to those reported in the consolidated financial statements:

	December 31,	
	2004	**2003**
	(in millions)	
Assets:		
U.S. Asset Management and Accumulation	**$ 94,394.6**	$ 83,904.8
International Asset Management and Accumulation	**3,642.0**	3,011.4
Life and Health Insurance	**13,185.4**	12,171.8
Mortgage Banking	**—**	5,558.8
Corporate and Other	**2,576.1**	3,107.6
Total consolidated assets	**$113,798.1**	$107,754.4

19. Segment Information — (continued)

	For the year ended December 31,		
	2004	**2003**	**2002**
		(in millions)	
Operating revenues by segment:			
U.S. Asset Management and Accumulation	**$3,741.9**	$3,622.4	$3,750.0
International Asset Management and Accumulation	**518.4**	399.5	348.7
Life and Health Insurance	**4,181.3**	4,014.3	3,946.8
Corporate and Other	**(23.0)**	26.8	1.6
Total segment operating revenues	**8,418.6**	8,063.0	8,047.1
Net realized/unrealized capital losses, including recognition of front-end fee revenues and certain market value adjustments to fee revenues	**(114.9)**	(76.3)	(419.9)
Total revenues per consolidated statements of operations	**$8,303.7**	$7,986.7	$7,627.2
Operating earnings (loss) by segment, net of related income taxes:			
U.S. Asset Management and Accumulation	**$ 499.0**	$ 422.6	$ 360.7
International Asset Management and Accumulation	**40.3**	34.5	19.2
Life and Health Insurance	**256.2**	241.2	233.1
Mortgage Banking	**(10.3)**	(18.1)	(16.7)
Corporate and Other	**(20.4)**	(12.5)	(17.0)
Total segment operating earnings, net of related income taxes	**764.8**	667.7	579.3
Net realized/unrealized capital losses, as adjusted	**(62.3)**	(49.3)	(247.3)
Other after-tax adjustments(1)	**123.1**	127.9	(189.7)
Net income per consolidated statements of operations	**$ 825.6**	$ 746.3	$ 142.3

(1) In 2004, other after-tax adjustments of $123.1 million included (1) the positive effect of: (a) the discontinued operations and estimated gain on disposal of Principal Residential Mortgage, Inc. ($118.8 million) and (b) the discontinued operations and estimated gain on disposal of our Argentine companies ($10.0 million) and (2) the negative effect from a cumulative change in accounting principle related to the implementation of SOP 03-1 ($5.7 million).

In 2003, other after-tax adjustments of $127.9 million included (1) the positive effect of: (a) income from discontinued operations related to Principal Residential Mortgage, Inc. ($82.5 million); (b) a decrease in income tax reserves established for contested IRS tax audit matters ($28.9 million); and (c) a change in the estimated loss on disposal of BT Financial Group ($21.8 million) and (2) the negative effect of: (a) a cumulative effect of accounting change related to the implementation of FIN 46 ($3.4 million) and (b) a loss from discontinued operations related to our Argentine companies ($1.9 million).

In 2002, other after-tax adjustments of ($189.7) million included (1) the negative effects of: (a) a cumulative effect of accounting change related to the implementation of SFAS 142 ($280.9 million); (b) a loss from the discontinued operations and estimated loss on disposal of BT Financial Group ($196.7 million); (c) an increase to a loss contingency reserve established for sales practice litigation ($21.6 million); and (d) expenses related to the demutualization ($2.0 million) and (2) the positive effect of: (a) income from discontinued operations related to Principal Residential Mortgage, Inc. ($169.8 million); (b) the settlement of an IRS audit issue ($138.0 million); and (c) income from discontinued operations related to our Argentine companies ($3.7 million).

19. Segment Information — (continued)

The following is a summary of income tax expense (benefit) allocated to our segments for purposes of determining operating earnings. Segment income taxes are reconciled to income taxes reported on our consolidated statements of operations.

	For the year ended December 31,		
	2004	**2003**	**2002**
		(in millions)	
Income tax expense (benefit) by segment:			
U.S. Asset Management and Accumulation	**$148.6**	$129.8	$ 89.6
International Asset Management and Accumulation	**8.6**	3.5	6.9
Life and Health Insurance	**129.9**	122.6	122.1
Mortgage Banking	**(6.4)**	(11.2)	(10.3)
Corporate and Other	**(50.5)**	(16.3)	(31.5)
Total segment income taxes from operating earnings	**230.2**	228.4	176.8
Taxes related to net realized/unrealized capital losses, as adjusted	**(51.1)**	(25.3)	(135.7)
Taxes related to other after-tax adjustments	**—**	(26.1)	(116.0)
Total income tax expense (benefit) per consolidated statements of operations	**$179.1**	$177.0	$ (74.9)

19. Segment Information — (continued)

The following table summarizes operating revenues for our products and services:

	For the year ended December 31,		
	2004	**2003**	**2002**
		(in millions)	
U.S. Asset Management and Accumulation:			
Full-service accumulation	**$1,168.7**	$1,099.5	$1,076.5
Full-service payout	**811.8**	862.5	1,191.8
Investment only	**931.6**	905.9	886.4
Total pension	**2,912.1**	2,867.9	3,154.7
Individual annuities	**393.8**	354.9	303.8
Mutual funds	**182.1**	121.1	113.8
Other and eliminations	**(30.8)**	7.7	1.7
Total U.S. Asset Accumulation	**3,457.2**	3,351.6	3,574.0
Principal Global Investors	**343.4**	313.4	216.4
Eliminations	**(58.7)**	(42.6)	(40.4)
Total U.S. Asset Management and Accumulation	**3,741.9**	3,622.4	3,750.0
International Asset Management and Accumulation	**518.4**	399.5	348.7
Life and Health Insurance:			
Individual life insurance	**1,370.4**	1,360.1	1,381.3
Health insurance	**1,806.9**	1,746.7	1,708.3
Specialty benefits insurance	**1,004.0**	907.5	857.2
Total Life and Health Insurance	**4,181.3**	4,014.3	3,946.8
Corporate and Other	**(23.0)**	26.8	1.6
Total operating revenues	**$8,418.6**	$8,063.0	$8,047.1
Total operating revenues	**$8,418.6**	$8,063.0	$8,047.1
Net realized/unrealized capital losses, including recognition of front-end fee revenues and certain market value adjustments to fee revenues	**(114.9)**	(76.3)	(419.9)
Total U.S. GAAP revenues	**$8,303.7**	$7,986.7	$7,627.2

20. Stock-Based Compensation Plans

As of December 31, 2004, we sponsor the Stock Incentive Plan, Directors Stock Plan, Stock Purchase Plan and Long Term Performance Plan.

Under the terms of the Stock Incentive Plan, grants may be nonqualified stock options, incentive stock options qualifying under Section 422 of the Internal Revenue Code, restricted stock, restricted stock units or stock appreciation rights. Total options granted under this plan were 2.4 million, 2.2 million and 1.5 million in 2004, 2003 and 2002, respectively. Options outstanding under the Stock Incentive Plan were granted at a price equal to the market value of our common stock on the date of grant, and expire ten years after the grant date. Options granted have graded or cliff vesting over a three-year period.

Beginning in 2003, restricted stock units were issued to certain employees pursuant to the Stock Incentive Plan. In 2004 and 2003, 344,818 and 281,492 restricted stock units were granted, respectively. The weighted-average award prices were $36.32 and $32.33 for 2004 and 2003, respectively. Units awarded have graded or cliff vesting over a three-year period.

Beginning in 2003, stock appreciation rights were issued to agents meeting certain production requirements. The stock appreciation rights vest ratably over a three-year-period. We granted 28,466 and 26,727 stock appreciation rights during 2004 and 2003, respectively. For the years ended December 31, 2004 and 2003, we recorded compensation expense of $0.3 million and $0.1 million, respectively, related to the stock appreciation rights.

The Directors Stock Plan provides for the grant of nonqualified stock options, restricted stock or restricted stock units to our nonemployee directors. The total number of shares to be issued under this plan may not exceed 500,000 shares. Options granted under the Directors Stock Plan have an exercise price equal to the fair market value of the common stock on the date of the grant and a term equal to the earlier of five years from the date the participant ceases to provide service or the tenth anniversary of the date the option was granted. Since no options were to become exercisable for directors earlier than eighteen months following October 26, 2001, the date of demutualization, option grants made in 2002 under this plan cliff-vested one year from grant date. Beginning with the 2003 grant, options become exercisable in four approximately equal installments on the three, six and nine month anniversaries of the grant date, and on the date that the Director's full term of office expires. Options granted under this plan amounted to 22,620, 25,155 and 52,000 options in 2004, 2003 and 2002, respectively.

Beginning in 2002, 16,641 restricted stock units were issued pursuant to the Directors Stock Plan at a weighted-average award price of $28.02 to all directors in office. In 2003, 10,400 restricted stock units were issued at a weighted-average award price of $30.27. In 2004, 9,059 restricted stock units were issued at a weighted-average award price of $34.57. The number received by each director is prorated with respect to the amount of time remaining in the director's term. Restrictions on the sale or transfer of restricted stock units shall lapse in installments from the date of grant to the date of the end of the director's term. When service to the company ceases, all vesting stops and unvested units are forfeited. The unamortized deferred compensation was $0.3 million, $0.3 million and $0.1 million at December 31, 2004, 2003 and 2002, respectively.

We also maintain the Long Term Performance Plan, which provides the opportunity for eligible executives to receive additional rewards if specified minimum corporate performance objectives are achieved over a three-year period. This plan was amended in May 2001, to utilize stock as an option for payment starting with payments in 2003. For the years ended December 31, 2004, 2003 and 2002, we recorded compensation expense of $5.1 million, $7.1 million and $4.4 million, respectively, related to the plan.

The maximum number of shares of common stock we may issue under the Stock Incentive Plan, together with an excess plan (a nonqualified defined contribution retirement plan), the Directors Stock Plan, the Long Term Performance Plan and any new plan awarding our common stock is limited. As of December 31, 2004 and 2003, a total of 13,353,121 and 15,382,192 shares, respectively, were available to be made issuable by us for these plans.

Under our Stock Purchase Plan, participating employees have the opportunity to purchase shares of our common stock on a quarterly basis. For 2002 and 2003, the maximum amount an employee could contribute during any plan year was the lesser of $10,000, or such greater or lesser amount as determined by the plan administrator, and 10% of the employee's salary. Effective January 1, 2004, employees may purchase up to $25,000 worth of company stock each year. Employees may purchase shares of our common stock at a price equal to 85% of the share's fair market value as of the beginning or end of the quarter, whichever is lower. Under the Stock Purchase Plan, employees purchased 822,799, 639,524 and 713,885 shares during 2004, 2003 and 2002, respectively. In 2004, 2003 and 2002, an additional 22,838, 14,634 and 5,415 shares, respectively, were purchased from dividends and reinvested into participants' accounts.

20. Stock-Based Compensation Plans — (continued)

The maximum number of shares of common stock that we may issue under the Stock Purchase Plan is 2% of the number of shares outstanding immediately following the completion of the Initial Public Offering. As of December 31, 2004, 2003 and 2002, a total of 4,719,505, 5,542,303 and 6,181,826 shares, respectively, are available to be made issuable by us for this plan.

The compensation cost that has been charged against income for the Stock Incentive Plan, Directors Stock Plan and Stock Purchase Plan was $42.4 million, $22.7 million and $10.5 million for 2004, 2003 and 2002, respectively. For awards with graded vesting, we use an accelerated expense attribution method.

The weighted-average estimated fair value of stock options granted during 2004, 2003 and 2002, using the Black-Scholes option valuation model was $13.56, $10.66 and $10.19 per share, respectively. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model and the following assumptions:

	2004	2003	2002
Dividend yield	**1.26%**	.91%	.91%
Expected volatility	**39.2%**	38.6%	32.5%
Risk-free interest rate	**3.3%**	3.1%	4.7%
Expected life (in years)	**6**	6	6

The following is a summary of the status of all of our stock option plans as of and for the years ended December 31, 2004, 2003 and 2002:

	Number of shares	Weighted-average exercise price
Options outstanding at January 1, 2002	3,638,200	$22.33
Granted	1,492,905	27.59
Exercised	600	22.33
Canceled	993,380	23.08
Options outstanding at December 31, 2002	4,137,125	24.05
Granted	2,235,820	27.64
Exercised	13,869	26.18
Canceled	476,718	23.77
Options outstanding at December 31, 2003	5,882,358	25.43
Granted	**2,358,441**	**35.79**
Exercised	**806,249**	**23.71**
Canceled	**722,263**	**26.12**
Options outstanding at December 31, 2004	**6,712,287**	**$29.20**
Options exercisable at December 31, 2002	22,000	$22.33
Options exercisable at December 31, 2003	515,254	$27.13
Options exercisable at December 31, 2004	**2,893,379**	**$25.07**

At December 31, 2004, we had 6.7 million stock options outstanding with a weighted-average remaining contractual life of 8.0 years, and the range of exercise prices on the stock options was $22.33 to $38.74.

21. Earnings Per Share

The computations of the basic and diluted per share amounts for our continuing operations were as follows:

	For the year ended December 31,		
	2004	**2003**	**2002**
	(in millions, except per share data)		
Income from continuing operations, net of related income taxes	**$702.5**	$647.3	$446.4
Weighted-average shares outstanding:			
Basic	**313.3**	326.0	350.2
Dilutive effects:			
Stock options	**1.1**	0.5	0.4
Long term performance plan	**0.2**	0.3	0.1
Restricted stock units(1)	**0.1**	—	—
Diluted	**314.7**	326.8	350.7
Income from continuing operations per share:			
Basic	**$ 2.24**	$ 1.99	$ 1.27
Diluted	**2.23**	1.98	1.27

(1) The dilutive effect of the restricted stock units was less than 0.1 million shares in 2002 and 2003.

22. Quarterly Results of Operations (Unaudited)

The following is a summary of unaudited quarterly results of operations for 2004 and 2003:

	For the three months ended			
	March 31	**June 30**	**September 30**	**December 31**
	(in millions, except per share data)			
2004				
Total revenues	**$1,996.7**	**$1,979.7**	**$2,088.6**	**$2,238.7**
Total expenses	**1,788.9**	**1,816.6**	**1,853.3**	**1,963.3**
Income from continuing operations, net of related income taxes	**163.4**	**128.9**	**194.6**	**215.6**
Income (loss) from discontinued operations, net of related income taxes	**35.9**	**(9.2)**	**104.2**	**(2.1)**
Net income	**193.6**	**119.7**	**298.8**	**213.5**
Basic earnings per share for income from continuing operations, net of related income taxes	**$ 0.51**	**$ 0.41**	**$ 0.62**	**$ 0.71**
Basic earnings per share for net income	**0.60**	**0.38**	**0.96**	**0.70**
Diluted earnings per share for income from continuing operations, net of related income taxes	**0.51**	**0.40**	**0.62**	**0.71**
Diluted earnings per share for net income	**0.60**	**0.37**	**0.95**	**0.70**
2003				
Total revenues	$1,889.8	$1,951.5	$1,972.1	$2,173.3
Total expenses	1,760.1	1,749.4	1,747.6	1,905.3
Income from continuing operations, net of related income taxes	98.6	152.1	168.7	227.9
Income (loss) from discontinued operations, net of related income taxes	57.1	50.1	19.2	(24.0)
Net income	155.7	202.2	184.5	203.9
Basic earnings per share for income from continuing operations, net of related income taxes	$ 0.30	$ 0.46	$ 0.52	$ 0.71
Basic earnings per share for net income	0.47	0.62	0.57	0.63
Diluted earnings per share for income from continuing operations, net of related income taxes	0.30	0.46	0.52	0.70
Diluted earnings per share for net income	0.47	0.62	0.57	0.63

23. Condensed Consolidating Financial Information

Principal Life has established special purpose entities to issue secured medium-term notes. Under the program, the payment obligations of principal and interest on the notes are secured by funding agreements issued by Principal Life. Principal Life's payment obligations on the funding agreements are fully and unconditionally guaranteed by Principal Financial Group, Inc. All of the outstanding stock of Principal Life is indirectly owned by Principal Financial Group, Inc. and Principal Financial Group, Inc. is the only guarantor of the payment obligations of the funding agreements.

The following tables set forth condensed consolidating financial information of Principal Life and Principal Financial Group, Inc. as of December 31, 2004 and 2003, and for the years ended December 31, 2004, 2003 and 2002.

Condensed Consolidating Statements of Financial Position
December 31, 2004

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Assets					
Investments, excluding investment in unconsolidated entities	$ —	$ 52,248.2	$ 5,716.8	$ (1,260.7)	$ 56,704.3
Investment in unconsolidated entities	7,469.0	277.3	5,961.3	(13,493.3)	214.3
Cash and cash equivalents	75.4	31.8	410.0	(64.7)	452.5
Other intangibles	—	5.5	191.0	—	196.5
Separate account assets	—	50,722.4	785.5	—	51,507.9
All other assets	1.6	4,214.0	687.3	(180.3)	4,722.6
Total assets	$ 7,546.0	$107,499.2	$13,751.9	$(14,999.0)	$113,798.1
Liabilities					
Contractholder funds	$ —	$ 32,353.1	$ 8.4	$ (178.2)	$ 32,183.3
Future policy benefits and claims	—	14,284.8	1,757.8	—	16,042.6
Other policyholder funds	—	731.2	3.7	—	734.9
Short-term debt	—	—	527.4	(245.7)	281.7
Long-term debt	—	215.0	929.9	(301.4)	843.5
Income taxes currently payable	—	247.3	48.3	(17.7)	277.9
Deferred income taxes	—	937.5	207.8	(13.6)	1,131.7
Separate account liabilities	—	50,722.4	785.5	—	51,507.9
Other liabilities	1.7	1,351.6	2,014.1	(117.1)	3,250.3
Total liabilities	1.7	100,842.9	6,282.9	(873.7)	106,253.8
Stockholders' equity					
Common stock	3.8	2.5	—	(2.5)	3.8
Additional paid-in capital	7,269.4	5,112.7	6,860.9	(11,973.6)	7,269.4
Retained earnings (deficit)	1,289.5	238.3	(705.3)	467.0	1,289.5
Accumulated other comprehensive income	1,313.3	1,302.8	1,313.4	(2,616.2)	1,313.3
Treasury stock, at cost	(2,331.7)	—	—	—	(2,331.7)
Total stockholders' equity	7,544.3	6,656.3	7,469.0	(14,125.3)	7,544.3
Total liabilities and stockholders' equity	$ 7,546.0	$107,499.2	$13,751.9	$(14,999.0)	$113,798.1

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Financial Position
December 31, 2003

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Assets					
Investments, excluding investment in unconsolidated entities	$ —	$48,156.9	$ 6,247.5	$ (1,357.2)	$ 53,047.2
Investment in unconsolidated entities	7,234.0	793.8	5,693.3	(13,553.9)	167.2
Cash and cash equivalents	173.8	640.5	684.2	(306.0)	1,192.5
Other intangibles	—	4.5	116.5	—	121.0
Separate account assets	—	42,753.4	632.2	22.2	43,407.8
Assets of discontinued operations	—	—	5,601.1	(176.0)	5,425.1
All other assets	1.7	3,825.7	766.6	(200.4)	4,393.6
Total assets	$ 7,409.5	$96,174.8	$19,741.4	$(15,571.3)	$107,754.4
Liabilities					
Contractholder funds	$ —	$29,040.4	$ 5.8	$ (149.8)	$ 28,896.4
Future policy benefits and claims	—	14,025.3	1,425.5	—	15,450.8
Other policyholder funds	—	706.2	2.9	—	709.1
Short-term debt	—	—	888.8	(186.0)	702.8
Long-term debt	—	423.3	1,237.7	(286.7)	1,374.3
Income taxes currently payable	—	160.0	28.2	(74.3)	113.9
Deferred income taxes	8.2	974.0	221.8	(5.1)	1,198.9
Separate account liabilities	—	42,753.4	632.2	22.2	43,407.8
Liabilities of discontinued operations	—	—	4,834.1	(258.8)	4,575.3
Other liabilities	1.7	1,226.1	3,230.4	(532.7)	3,925.5
Total liabilities	9.9	89,308.7	12,507.4	(1,471.2)	100,354.8
Stockholders' equity					
Common stock	3.8	2.5	—	(2.5)	3.8
Additional paid-in capital	7,153.2	5,052.1	6,796.9	(11,849.0)	7,153.2
Retained earnings (deficit)	630.4	594.6	(734.3)	139.7	630.4
Accumulated other comprehensive income	1,171.3	1,216.9	1,171.4	(2,388.3)	1,171.3
Treasury stock, at cost	(1,559.1)	—	—	—	(1,559.1)
Total stockholders' equity	7,399.6	6,866.1	7,234.0	(14,100.1)	7,399.6
Total liabilities and stockholders' equity	$ 7,409.5	$96,174.8	$19,741.4	$(15,571.3)	$107,754.4

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations For the year ended December 31, 2004

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$ 3,450.9	$ 259.1	$ —	$ 3,710.0
Fees and other revenues	—	1,046.4	668.3	(242.7)	1,472.0
Net investment income	4.8	2,907.7	292.2	21.8	3,226.5
Net realized/unrealized capital losses	—	(76.5)	(33.9)	5.6	(104.8)
Total revenues	4.8	7,328.5	1,185.7	(215.3)	8,303.7
Expenses					
Benefits, claims, and settlement expenses	—	4,602.7	367.1	(10.3)	4,959.5
Dividends to policyholders	—	296.7	—	—	296.7
Operating expenses	10.5	1,637.7	730.6	(212.9)	2,165.9
Total expenses	10.5	6,537.1	1,097.7	(223.2)	7,422.1
Income (loss) from continuing operations before income taxes	(5.7)	791.4	88.0	7.9	881.6
Income taxes (benefits)	(2.2)	186.6	(8.7)	3.4	179.1
Equity in the net income of subsidiaries, excluding discontinued operations and cumulative effect of accounting change	706.0	168.7	609.3	(1,484.0)	—
Income from continuing operations, net of related income taxes	702.5	773.5	706.0	(1,479.5)	702.5
Income (loss) from discontinued operations, net of related income taxes	128.8	(3.3)	128.8	(125.5)	128.8
Income before cumulative effect of accounting change	831.3	770.2	834.8	(1,605.0)	831.3
Cumulative effect of accounting change, net of related income taxes	(5.7)	(2.5)	(5.7)	8.2	(5.7)
Net income	$ 825.6	$ 767.7	$ 829.1	$ (1,596.8)	$ 825.6

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2003

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$3,423.7	$ 207.0	$ —	$3,630.7
Fees and other revenues	—	827.3	534.2	(175.7)	1,185.8
Net investment income	3.5	2,948.9	269.6	11.4	3,233.4
Net realized/unrealized capital gains (losses)	—	(83.5)	64.0	(43.7)	(63.2)
Total revenues	3.5	7,116.4	1,074.8	(208.0)	7,986.7
Expenses					
Benefits, claims, and settlement expenses	—	4,590.2	273.5	(7.9)	4,855.8
Dividends to policyholders	—	307.9	—	—	307.9
Operating expenses	10.8	1,488.1	657.4	(157.6)	1,998.7
Total expenses	10.8	6,386.2	930.9	(165.5)	7,162.4
Income (loss) from continuing operations before income taxes	(7.3)	730.2	143.9	(42.5)	824.3
Income taxes (benefits)	(2.7)	138.9	54.1	(13.3)	177.0
Equity in the net income of subsidiaries, excluding discontinued operations and cumulative effect of accounting change	651.9	74.5	562.1	(1,288.5)	—
Income from continuing operations, net of related income taxes	647.3	665.8	651.9	(1,317.7)	647.3
Income (loss) from discontinued operations, net of related income taxes	102.4	(6.6)	102.4	(95.8)	102.4
Income before cumulative effect of accounting change	749.7	659.2	754.3	(1,413.5)	749.7
Cumulative effect of accounting change, net of related income taxes	(3.4)	—	(3.4)	3.4	(3.4)
Net income	$ 746.3	$ 659.2	$ 750.9	$(1,410.1)	$ 746.3

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2002

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$3,705.1	$172.7	$ —	$3,877.8
Fees and other revenues	—	707.8	421.1	(178.5)	950.4
Net investment income	4.0	2,923.1	221.9	24.1	3,173.1
Net realized/unrealized capital gains (losses)	—	(528.1)	120.2	33.8	(374.1)
Total revenues	4.0	6,807.9	935.9	120.6	7,627.2
Expenses					
Benefits, claims, and settlement expenses	—	4,955.9	248.3	(6.7)	5,197.5
Dividends to policyholders	—	316.6	—	—	316.6
Operating expenses	7.1	1,361.4	520.2	(147.1)	1,741.6
Total expenses	7.1	6,633.9	768.5	(153.8)	7,255.7
Income (loss) from continuing operations before income taxes	(3.1)	174.0	167.4	33.2	371.5
Income taxes (benefits)	(1.3)	(139.4)	53.8	12.0	(74.9)
Equity in the net income of subsidiaries, excluding discontinued operations and cumulative effect of accounting change	448.2	247.5	334.6	(1,030.3)	—
Income from continuing operations, net of related income taxes	446.4	560.9	448.2	(1,009.1)	446.4
Loss from discontinued operations, net of related income taxes	(23.2)	(8.8)	(23.2)	32.0	(23.2)
Income before cumulative effect of accounting change	423.2	552.1	425.0	(977.1)	423.2
Cumulative effect of accounting change, net of related income taxes	(280.9)	—	(280.9)	280.9	(280.9)
Net income	$ 142.3	$ 552.1	$144.1	$ (696.2)	$ 142.3

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2004

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by (used in) operating activities	$ (1.1)	$ 2,233.3	$ (469.6)	$ 493.3	$ 2,255.9
Investing activities					
Available-for-sale securities:					
Purchases	—	(8,881.3)	(4,548.4)	(183.5)	(13,613.2)
Sales	—	1,227.5	1,099.6	—	2,327.1
Maturities	—	3,936.5	3,786.1	—	7,722.6
Net cash flows from trading securities	—	—	6.3	—	6.3
Mortgage loans acquired or originated	—	(2,148.6)	(76.4)	109.9	(2,115.1)
Mortgage loans sold or repaid	—	1,763.5	182.1	(91.3)	1,854.3
Real estate acquired	—	(240.2)	(101.7)	—	(341.9)
Real estate sold	—	261.2	84.4	—	345.6
Net purchases of property and equipment	—	(37.7)	(9.8)	—	(47.5)
Net proceeds from sales of subsidiaries	—	—	694.7	—	694.7
Purchases of interest in subsidiaries, net of cash acquired	—	—	(128.1)	—	(128.1)
Dividends received from unconsolidated entities	800.6	208.7	489.3	(1,498.6)	—
Net change in other investments	—	589.6	(34.1)	(439.0)	116.5
Net cash provided by (used in) investing activities	$800.6	$(3,320.8)	$ 1,444.0	$(2,102.5)	$ (3,178.7)

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows (continued)
For the year ended December 31, 2004

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Financing activities					
Issuance of common stock	$ 41.2	$ —	$ —	$ —	$ 41.2
Acquisition of treasury stock	(772.6)	—	—	—	(772.6)
Proceeds from financing element derivatives	—	110.6	—	—	110.6
Payments for financing element derivatives	—	(84.6)	—	—	(84.6)
Dividends to stockholders	(166.5)	—	—	—	(166.5)
Issuance of long-term debt	—	7.7	4.4	—	12.1
Principal repayments of long-term debt	—	(217.1)	(215.5)	(14.6)	(447.2)
Net repayments of short-term borrowings	—	—	(231.9)	(59.5)	(291.4)
Dividends paid to parent	—	(1,124.0)	(800.6)	1,924.6	—
Investment contract deposits	—	6,995.8	—	—	6,995.8
Investment contract withdrawals	—	(5,209.6)	—	—	(5,209.6)
Net increase in bank deposits	—	—	(5.0)	—	(5.0)
Net cash provided by (used in) financing activities	(897.9)	478.8	(1,248.6)	1,850.5	182.8
Net decrease in cash and cash equivalents	(98.4)	(608.7)	(274.2)	241.3	(740.0)
Cash and cash equivalents at beginning of year	173.8	640.5	684.2	(306.0)	1,192.5
Cash and cash equivalents at end of year	$ 75.4	$ 31.8	$ 410.0	$ (64.7)	$ 452.5

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2003

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by (used in) operating activities	$ (3.3)	$ 2,194.7	$ 710.2	$ 162.2	$ 3,063.8
Investing activities					
Available-for-sale securities:					
Purchases	—	(9,550.3)	(1,782.1)	414.3	(10,918.1)
Sales	—	2,273.8	1,018.6	(339.6)	2,952.8
Maturities	—	4,380.2	842.1	—	5,222.3
Net cash flows from trading securities	—	—	2.0	(2.0)	—
Mortgage loans acquired or originated	—	(1,544.2)	(537.1)	49.4	(2,031.9)
Mortgage loans sold or repaid	—	1,088.1	276.0	(47.3)	1,316.8
Real estate acquired	—	(221.3)	(29.5)	—	(250.8)
Real estate sold	—	30.6	31.3	—	61.9
Net purchases of property and equipment	—	(21.8)	(6.8)	—	(28.6)
Net proceeds from sales of subsidiaries	—	18.4	40.9	(18.4)	40.9
Purchases of interest in subsidiaries, net of cash acquired	—	(26.1)	(110.1)	—	(136.2)
Dividends received from (contributions to) unconsolidated entities	425.0	189.2	(172.0)	(442.2)	—
Net change in other investments	—	159.5	(44.0)	96.3	211.8
Net cash provided by (used in) investing activities	$425.0	$(3,223.9)	$ (470.7)	$(289.5)	$ (3,559.1)

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows (continued)
For the year ended December 31, 2003

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Financing activities					
Issuance of common stock	$ 18.3	$ —	$ —	$ —	$ 18.3
Acquisition and sales of treasury stock, net	(453.0)	—	—	—	(453.0)
Proceeds from financing element derivatives	—	118.0			118.0
Payments for financing element derivatives	—	(107.3)			(107.3)
Dividends to stockholders	(145.3)	—	—	—	(145.3)
Issuance of long-term debt	—	31.6	34.7	(31.6)	34.7
Principal repayments of long-term debt	—	(14.1)	(100.7)	29.5	(85.3)
Net proceeds of short-term borrowings	—	—	171.1	(19.8)	151.3
Dividends paid to parent	—	—	(425.0)	425.0	—
Investment contract deposits	—	9,722.0	—	—	9,722.0
Investment contract withdrawals	—	(8,666.2)	—	—	(8,666.2)
Net increase in bank deposits	—	—	372.7	—	372.7
Net cash provided by (used in) financing activities	(580.0)	1,084.0	52.8	403.1	959.9
Net increase (decrease) in cash and cash equivalents	(158.3)	54.8	292.3	275.8	464.6
Cash and cash equivalents at beginning of year	332.1	585.7	391.9	(581.8)	727.9
Cash and cash equivalents at end of year	$ 173.8	$ 640.5	$ 684.2	$(306.0)	$ 1,192.5

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2002

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by operating activities	$ 7.2	$ 2,832.8	$ 1,264.8	$ (206.2)	$ 3,898.6
Investing activities					
Available-for-sale securities:					
Purchases	—	(14,517.3)	(2,341.0)	281.0	(16,577.3)
Sales	—	8,094.4	267.4	—	8,361.8
Maturities	—	3,629.2	829.2	—	4,458.4
Net cash flows from trading securities	—	—	(84.4)	2.0	(82.4)
Mortgage loans acquired or originated	—	(960.0)	(135.9)	(280.9)	(1,376.8)
Mortgage loans sold or repaid	—	1,368.5	56.0	(86.3)	1,338.2
Real estate acquired	—	(204.7)	(43.6)	—	(248.3)
Real estate sold	—	168.9	13.1	—	182.0
Net purchases of property and equipment	—	(52.9)	(6.1)	—	(59.0)
Net proceeds from sale of subsidiaries	—	—	500.8	—	500.8
Purchases of interest in subsidiaries, net of cash acquired	—	—	(54.5)	—	(54.5)
Dividends received from unconsolidated entities	1,100.0	206.0	(194.4)	(1,111.6)	—
Net change in other investments	—	79.5	950.3	(477.7)	552.1
Net cash provided by (used in) investing activities	$1,100.0	$ (2,188.4)	$ (243.1)	$(1,673.5)	$ (3,005.0)

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows (continued) For the year ended December 31, 2002

	Principal Financial Group, Inc. Parent Only(2)	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Financing activities					
Issuance of common stock	$ 22.0	$ —	$ —	$ —	$ 22.0
Acquisition and sales of treasury stock, net	(750.4)	—	8.0	—	(742.4)
Dividends to stockholders	(83.8)	—	—	—	(83.8)
Issuance of long-term debt	—	0.1	64.0	—	64.1
Principal repayments of long-term debt	—	(91.3)	(81.8)	63.1	(110.0)
Net proceeds of short-term borrowings	—	—	15.1	38.1	53.2
Dividends paid to parent	—	(590.2)	(1,100.0)	1,690.2	—
Investment contract deposits	—	7,117.0	—	—	7,117.0
Investment contract withdrawals	—	(7,225.7)	—	—	(7,225.7)
Net increase in bank deposits	—	—	184.4	—	184.4
Net cash used in financing activities	(812.2)	(790.1)	(910.3)	1,791.4	(721.2)
Net increase (decrease) in cash and cash equivalents	295.0	(145.7)	111.4	(88.3)	172.4
Cash and cash equivalents at beginning of year	37.1	731.4	280.5	(493.5)	555.5
Cash and cash equivalents at end of year	$ 332.1	$ 585.7	$ 391.9	$ (581.8)	$ 727.9

23. Condensed Consolidating Financial Information — (continued)

On June 30, 2004, our shelf registration with the SEC was effective. We now have the ability to issue up to $3.0 billion of debt securities, preferred stock, common stock, warrants, stock purchase contracts and stock purchase units of Principal Financial Group, Inc and trust preferred securities of three subsidiary trusts. If we issue securities, we intend to use the proceeds from the sale of the securities offered by the prospectus, including the corresponding junior subordinated debentures issued to the trusts in connection with their investment of all the proceeds from the sale of preferred securities, for general corporate purposes, including working capital, capital expenditures, investments in subsidiaries, acquisitions and refinancing of debt, including commercial paper and other short-term indebtedness. Principal Financial Services, Inc. unconditionally guarantees our obligations with respect to one or more series of debt securities described in the shelf registration statement.

The following tables set forth condensed consolidating financial information of Principal Financial Services, Inc. and Principal Financial Group, Inc. as of December 31, 2004 and 2003, and for the years ended December 31, 2004, 2003 and 2002.

Condensed Consolidating Statements of Financial Position
December 31, 2004

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Assets					
Investments, excluding investment in unconsolidated entities	$ —	$ 24.0	$ 56,680.3	$ —	$ 56,704.3
Investment in unconsolidated entities	7,469.0	7,668.4	214.3	(15,137.4)	214.3
Cash and cash equivalents	75.4	551.9	(207.4)	32.6	452.5
Other intangibles	—	—	196.5	—	196.5
Separate account assets	—	—	51,507.9	—	51,507.9
All other assets	1.6	17.4	4,725.9	(22.3)	4,722.6
Total assets	$ 7,546.0	$8,261.7	$113,117.5	$(15,127.1)	$113,798.1
Liabilities					
Contractholder funds	$ —	$ —	$ 32,183.3	$ —	$ 32,183.3
Future policy benefits and claims	—	—	16,042.6	—	16,042.6
Other policyholder funds	—	—	734.9	—	734.9
Short-term debt	—	75.0	206.7	—	281.7
Long-term debt	—	464.2	379.3	—	843.5
Income taxes currently payable	—	9.1	274.4	(5.6)	277.9
Deferred income taxes	—	12.4	1,130.7	(11.4)	1,131.7
Separate account liabilities	—	—	51,507.9	—	51,507.9
Other liabilities	1.7	232.0	2,989.3	27.3	3,250.3
Total liabilities	1.7	792.7	105,449.1	10.3	106,253.8
Stockholders' equity					
Common stock	3.8	—	16.8	(16.8)	3.8
Additional paid-in capital	7,269.4	6,860.9	5,950.6	(12,811.5)	7,269.4
Retained earnings (deficit)	1,289.5	(705.3)	389.2	316.1	1,289.5
Accumulated other comprehensive income	1,313.3	1,313.4	1,311.8	(2,625.2)	1,313.3
Treasury stock, at cost	(2,331.7)	—	—	—	(2,331.7)
Total stockholders' equity	7,544.3	7,469.0	7,668.4	(15,137.4)	7,544.3
Total liabilities and stockholders' equity	$ 7,546.0	$8,261.7	$113,117.5	$(15,127.1)	$113,798.1

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Financial Position
December 31, 2003

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Assets					
Investments, excluding investment in unconsolidated entities	$ —	$ 150.5	$ 52,896.7	$ —	$ 53,047.2
Investment in unconsolidated entities	7,234.0	7,771.7	167.2	(15,005.7)	167.2
Cash and cash equivalents	173.8	872.7	369.7	(223.7)	1,192.5
Other intangibles	—	—	121.0	—	121.0
Separate account assets	—	—	43,407.8	—	43,407.8
Assets of discontinued operations	—	—	5,425.1	—	5,425.1
All other assets	1.7	186.1	4,223.3	(17.5)	4,393.6
Total assets	$ 7,409.5	$8,981.0	$106,610.8	$(15,246.9)	$107,754.4
Liabilities					
Contractholder funds	$ —	$ —	$ 28,896.4	$ —	$ 28,896.4
Future policy benefits and claims	—	—	15,450.8	—	15,450.8
Other policyholder funds	—	—	709.1	—	709.1
Short-term debt	—	399.9	313.6	(10.7)	702.8
Long-term debt	—	664.0	710.3	—	1,374.3
Income taxes currently payable	—	14.1	100.5	(0.7)	113.9
Deferred income taxes	8.2	20.7	1,170.0	—	1,198.9
Separate account liabilities	—	—	43,407.8	—	43,407.8
Liabilities of discontinued operations	—	—	4,575.3	—	4,575.3
Other liabilities	1.7	648.3	3,505.3	(229.8)	3,925.5
Total liabilities	9.9	1,747.0	98,839.1	(241.2)	100,354.8
Stockholders' equity					
Common stock	3.8	—	64.4	(64.4)	3.8
Additional paid-in capital	7,153.2	6,796.9	5,851.8	(12,648.7)	7,153.2
Retained earnings (deficit)	630.4	(734.3)	685.6	48.7	630.4
Accumulated other comprehensive income	1,171.3	1,171.4	1,169.9	(2,341.3)	1,171.3
Treasury stock, at cost	(1,559.1)	—	—	—	(1,559.1)
Total stockholders' equity	7,399.6	7,234.0	7,771.7	(15,005.7)	7,399.6
Total liabilities and stockholders' equity	$ 7,409.5	$8,981.0	$106,610.8	$(15,246.9)	$107,754.4

23. Condensed Consolidating Financial Information — (continued)

**Condensed Consolidating Statements of Operations
For the year ended December 31, 2004**

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$ —	$3,710.0	$ —	$3,710.0
Fees and other revenues	—	—	1,472.6	(0.6)	1,472.0
Net investment income	4.8	8.1	3,213.1	0.5	3,226.5
Net realized/unrealized capital losses	—	(30.9)	(73.9)	—	(104.8)
Total revenues	4.8	(22.8)	8,321.8	(0.1)	8,303.7
Expenses					
Benefits, claims, and settlement expenses	—	—	4,959.5	—	4,959.5
Dividends to policyholders	—	—	296.7	—	296.7
Operating expenses	10.5	52.1	2,103.4	(0.1)	2,165.9
Total expenses	10.5	52.1	7,359.6	(0.1)	7,422.1
Income (loss) from continuing operations before income taxes	(5.7)	(74.9)	962.2	—	881.6
Income taxes (benefits)	(2.2)	(32.6)	213.9	—	179.1
Equity in the net income of subsidiaries, excluding discontinued operations and cumulative effect of accounting change	706.0	748.3	—	(1,454.3)	—
Income from continuing operations, net of related income taxes	702.5	706.0	748.3	(1,454.3)	702.5
Income from discontinued operations, net of related income taxes	128.8	128.8	113.0	(241.8)	128.8
Income before cumulative effect of accounting change	831.3	834.8	861.3	(1,696.1)	831.3
Cumulative effect of accounting change, net of related income taxes	(5.7)	(5.7)	(5.7)	11.4	(5.7)
Net income	$825.6	$829.1	$ 855.6	$(1,684.7)	$ 825.6

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2003

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$ —	$3,630.7	$ —	$3,630.7
Fees and other revenues	—	—	1,186.8	(1.0)	1,185.8
Net investment income	3.5	21.9	3,207.2	0.8	3,233.4
Net realized/unrealized capital gains (losses)	—	22.6	(85.8)	—	(63.2)
Total revenues	3.5	44.5	7,938.9	(0.2)	7,986.7
Expenses					
Benefits, claims, and settlement expenses	—	—	4,855.8	—	4,855.8
Dividends to policyholders	—	—	307.9	—	307.9
Operating expenses	10.8	65.1	1,923.0	(0.2)	1,998.7
Total expenses	10.8	65.1	7,086.7	(0.2)	7,162.4
Income (loss) from continuing operations before income taxes	(7.3)	(20.6)	852.2	—	824.3
Income taxes (benefits)	(2.7)	(23.3)	203.0	—	177.0
Equity in the net income of subsidiaries, excluding discontinued operations and cumulative effect of accounting change	651.9	649.2	—	(1,301.1)	—
Income from continuing operations, net of related income taxes	647.3	651.9	649.2	(1,301.1)	647.3
Income from discontinued operations, net of related income taxes	102.4	102.4	43.3	(145.7)	102.4
Income before cumulative effect of accounting change	749.7	754.3	692.5	(1,446.8)	749.7
Cumulative effect of accounting change, net of related income taxes	(3.4)	(3.4)	(3.4)	6.8	(3.4)
Net income	$746.3	$750.9	$ 689.1	$(1,440.0)	$ 746.3

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2002

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$ —	$3,877.8	$ —	$3,877.8
Fees and other revenues	—	—	951.3	(0.9)	950.4
Net investment income	4.0	16.3	3,151.9	0.9	3,173.1
Net realized/unrealized capital gains (losses)	—	10.0	(384.1)	—	(374.1)
Total revenues	4.0	26.3	7,596.9	—	7,627.2
Expenses					
Benefits, claims, and settlement expenses	—	—	5,197.5	—	5,197.5
Dividends to policyholders	—	—	316.6	—	316.6
Operating expenses	7.1	62.4	1,672.1	—	1,741.6
Total expenses	7.1	62.4	7,186.2	—	7,255.7
Income (loss) from continuing operations before income taxes	(3.1)	(36.1)	410.7	—	371.5
Income tax benefits	(1.3)	(17.6)	(56.0)	—	(74.9)
Equity in the net income of subsidiaries, excluding discontinued operations and cumulative effect of accounting change	448.2	466.7	—	(914.9)	—
Income from continuing operations, net of related income taxes	446.4	448.2	466.7	(914.9)	446.4
Loss from discontinued operations, net of related income taxes	(23.2)	(23.2)	(182.5)	205.7	(23.2)
Income before cumulative effect of accounting change	423.2	425.0	284.2	(709.2)	423.2
Cumulative effect of accounting change, net of related income taxes	(280.9)	(280.9)	(280.9)	561.8	(280.9)
Net income	$ 142.3	$ 144.1	$ 3.3	$(147.4)	$ 142.3

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2004

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by (used in) operating activities	$ (1.1)	$ (162.9)	$ 2,209.2	$ 210.7	$ 2,255.9
Investing activities					
Available-for-sale securities:					
Purchases	—	(222.0)	(13,391.2)	—	(13,613.2)
Sales	—	172.9	2,154.2	—	2,327.1
Maturities	—	—	7,722.6	—	7,722.6
Net cash flows from trading securities	—	—	6.3	—	6.3
Mortgage loans acquired or originated	—	—	(2,115.1)	—	(2,115.1)
Mortgage loans sold or repaid	—	—	1,854.3	—	1,854.3
Real estate acquired	—	—	(341.9)	—	(341.9)
Real estate sold	—	—	345.6	—	345.6
Net purchases of property and equipment	—	—	(47.5)	—	(47.5)
Net proceeds from sales of subsidiaries	—	10.5	684.2	—	694.7
Purchases of interest in subsidiaries, net of cash acquired	—	(25.7)	(102.4)	—	(128.1)
Dividends received from unconsolidated entities	800.6	1,099.8	5.8	(1,906.2)	—
Net change in other investments	—	132.2	(3.4)	(12.3)	116.5
Net cash provided by (used in) investing activities	800.6	1,167.7	(3,228.5)	(1,918.5)	(3,178.7)
Financing activities					
Issuance of common stock	41.2	—	—	—	41.2
Acquisition of treasury stock,	(772.6)	—	—	—	(772.6)
Proceeds from financing element derivatives	—	—	110.6	—	110.6
Payments for financing element derivatives	—	—	(84.6)	—	(84.6)
Dividends to stockholders	(166.5)	—	—	—	(166.5)
Issuance of long-term debt	—	—	12.1	—	12.1
Principal repayments of long-term debt	—	(200.0)	(247.2)	—	(447.2)
Net proceeds (repayments) of short-term borrowings	—	(325.0)	22.9	10.7	(291.4)
Dividends paid to parent	—	(800.6)	(1,152.8)	1,953.4	—
Investment contract deposits	—	—	6,995.8	—	6,995.8
Investment contract withdrawals	—	—	(5,209.6)	—	(5,209.6)
Net increase in bank deposits	—	—	(5.0)	—	(5.0)
Net cash provided by (used in) financing activities	(897.9)	(1,325.6)	442.2	1,964.1	182.8
Net decrease in cash and cash equivalents	(98.4)	(320.8)	(577.1)	256.3	(740.0)
Cash and cash equivalents at beginning of year	173.8	872.7	369.7	(223.7)	1,192.5
Cash and cash equivalents at end of year	$ 75.4	$ 551.9	$ (207.4)	$ 32.6	$ 452.5

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2003

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by (used in) operating activities	$ (3.3)	$(132.4)	$ 2,901.5	$ 298.0	$ 3,063.8
Investing activities					
Available-for-sale securities:					
Purchases	—	525.6	(11,104.1)	(339.6)	(10,918.1)
Sales	—	(139.8)	2,753.0	339.6	2,952.8
Maturities	—	—	5,222.3	—	5,222.3
Mortgage loans acquired or originated	—	—	(2,031.9)	—	(2,031.9)
Mortgage loans sold or repaid	—	—	1,316.8	—	1,316.8
Real estate acquired	—	—	(250.8)	—	(250.8)
Real estate sold	—	—	61.9	—	61.9
Net purchases of property and equipment	—	—	(28.6)	—	(28.6)
Net proceeds from sales of subsidiaries	—	—	40.9	—	40.9
Purchases of interest in subsidiaries, net of cash acquired	—	(8.2)	(128.0)	—	(136.2)
Dividends received from (contributions to) unconsolidated entities	425.0	(57.1)	142.5	(510.4)	—
Net change in other investments	—	(110.6)	220.3	102.1	211.8
Net cash provided by (used in) investing activities	425.0	209.9	(3,785.7)	(408.3)	(3,559.1)
Financing activities					
Issuance of common stock	18.3	—	—	—	18.3
Acquisition and sales of treasury stock, net	(453.0)	—	—	—	(453.0)
Proceeds from financing element derivatives	—	—	118.0	—	118.0
Payments for financing element derivatives	—	—	(107.3)	—	(107.3)
Dividends to stockholders	(145.3)	—	—	—	(145.3)
Issuance of long-term debt	—	0.2	34.7	(0.2)	34.7
Principal repayments of long-term debt	—	—	(85.5)	0.2	(85.3)
Net proceeds (repayments) of short-term borrowings	—	242.3	(80.4)	(10.6)	151.3
Dividends paid to parent	—	(425.0)	(44.8)	469.8	—
Investment contract deposits	—	—	9,722.0	—	9,722.0
Investment contract withdrawals	—	—	(8,666.2)	—	(8,666.2)
Net increase in bank deposits	—	—	372.7	—	372.7
Net cash provided by (used in) financing activities	(580.0)	(182.5)	1,263.2	459.2	959.9
Net increase (decrease) in cash and cash equivalents	(158.3)	(105.0)	379.0	348.9	464.6
Cash and cash equivalents at beginning of year	332.1	977.7	(9.3)	(572.6)	727.9
Cash and cash equivalents at end of year	$ 173.8	$ 872.7	$ 369.7	$(223.7)	$ 1,192.5

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2002

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by operating activities	$ 7.2	$ 465.0	$ 3,733.4	$ (307.0)	$ 3,898.6
Investing activities					
Available-for-sale securities:					
Purchases	—	(352.4)	(16,224.9)	—	(16,577.3)
Sales	—	7.1	8,354.7	—	8,361.8
Maturities	—	—	4,458.4	—	4,458.4
Net cash flows from trading securities	—	—	(82.4)	—	(82.4)
Mortgage loans acquired or originated	—	—	(1,376.8)	—	(1,376.8)
Mortgage loans sold or repaid	—	—	1,338.2	—	1,338.2
Real estate acquired	—	—	(248.3)	—	(248.3)
Real estate sold	—	—	182.0	—	182.0
Net purchases of property and equipment	—	—	(59.0)	—	(59.0)
Net proceeds from sales of subsidiaries	—	—	500.8	—	500.8
Purchases of interest in subsidiaries, net of cash acquired	—	—	(54.5)	—	(54.5)
Dividends received from (contributions to) unconsolidated entities	1,100.0	(480.4)	130.0	(749.6)	—
Net change in other investments	—	1,402.0	(135.4)	(714.5)	552.1
Net cash provided by (used in) investing activities	1,100.0	576.3	(3,217.2)	(1,464.1)	(3,005.0)
Financing activities					
Issuance of common stock	22.0	—	—	—	22.0
Acquisition and sales of treasury stock, net	(750.4)	—	8.0	—	(742.4)
Dividends to stockholders	(83.8)	—	—	—	(83.8)
Issuance of long-term debt	—	0.2	64.1	(0.2)	64.1
Principal repayments of long-term debt	—	—	(110.2)	0.2	(110.0)
Net proceeds (repayment) of short-term borrowings	—	(42.3)	95.5	—	53.2
Dividends paid to parent	—	(1,100.0)	(590.2)	1,690.2	—
Investment contract deposits	—	—	7,117.0	—	7,117.0
Investment contract withdrawals	—	—	(7,225.7)	—	(7,225.7)
Net increase in bank deposits	—	—	184.4	—	184.4
Net cash used in financing activities	(812.2)	(1,142.1)	(457.1)	1,690.2	(721.2)
Net increase (decrease) in cash and cash equivalents	295.0	(100.8)	59.1	(80.9)	172.4
Cash and cash equivalents at beginning of year	37.1	1,078.5	(68.4)	(491.7)	555.5
Cash and cash equivalents at end of year	$ 332.1	$ 977.7	$ (9.3)	$ (572.6)	$ 727.9

Controls and Procedures

Management's Report on Internal Control Over Financial Reporting

Management of Principal Financial Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our Chief Executive Officer, J. Barry Griswell, and our Chief Financial Officer, Michael H. Gersie, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on criteria established in *Internal Controls — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, management has concluded that Principal Financial Group, Inc.'s internal control over financial reporting was effective as of December 31, 2004.

Ernst & Young, LLP, the independent registered public accounting firm that audited our financial statements included in this Financial Report, has issued an attestation report on management's assessment of our internal control over financial reporting. The attestation is included in Ernst & Young's Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting, included in Financial Statements and Supplementary Data.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Disclosure Controls and Procedures

In order to ensure that the information that we must disclose in our filings with the SEC is recorded, processed, summarized and reported on a timely basis, we have adopted disclosure controls and procedures. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file with or submit to the SEC is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Our Chief Executive Officer, J. Barry Griswell, and our Chief Financial Officer, Michael H. Gersie, have reviewed and evaluated our disclosure controls and procedures as of December 31, 2004, and have concluded that our disclosure controls and procedures are effective.

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The Principal Financial Group

Corporate Headquarters

711 High Street
Des Moines, Iowa 50392-0001
1-800-986-EDGE (3343)

Annual Meeting

The Annual Meeting of Shareholders will convene at 9:00 a.m. local time, May 17, 2005 in the Auditorium at the corporate headquarters of Principal Financial Group, Inc., 711 High Street, Des Moines, Iowa, 50392.

The Principal Financial Group on the World Wide Web

The Principal home page, at www.principal.com, is your source for a vast array of information including company news releases, investment and savings tools, and details on our product and service solutions. The investor relations portion of the site provides up-to-the-minute information for shareholders and the investment community including access to SEC filings, stock information, and credit ratings. It also includes information of interest on the governance of Principal Financial Group, Inc., including:

- Corporate Governance Guidelines
- Board Committee Charters
- Director Independence Guidelines
- Summary of the Statement of Business Practices (Code of Conduct)

Shareholder Information

Exchange: New York Stock Exchange
Listed Security: PFG Common Stock

Contact Investor Relations
If you have a question for Investor Relations, please contact us as follows:

The Principal Financial Group – Investor Relations
711 High Street, S-006-E41
Des Moines, Iowa 50392-0420
Phone: 1-800-986-3343, Option 4 Fax: 515-235-1959
E-mail: investor-relations@principal.com

Transfer Agent
Principal Financial Group, Inc. shareholder inquiries should be addressed to our transfer agent, Computershare Investor Services, who can help with a variety of shareholder related services, including: address changes; certificate issuance and replacement of lost stock certificates; transfer of stock to another person; account statements and balance inquiries; shareholder dividend inquiries; and selling of shares. You can call or write to the transfer agent at:

Principal Financial Group, Inc. Shareholder Services
c/o Computershare Investor Services
2 North LaSalle St.
Chicago, IL 60602
Phone: 1-866-781-1368
TDD for Hearing Impaired: 1-312-588-4110
E-mail: www.computershare.com/contactus

Registered shareholders can also access information about their Principal Financial Group, Inc. stock accounts via the Internet using the Computershare Investor Services Investor Centre web site at https://www-us.computershare.com/investor/. The Principal does not maintain or provide information directly to this site, makes no representations or warranties with respect to the information contained therein, and takes no responsibility for supplementing, correcting or updating any such information.


Printed with soy-based inks on recycled paper with 10% post-consumer waste


Principal
Financial
Group

Des Moines, Iowa 50392-0001
1-800-986-EDGE (3343)
www.principal.com

PFG
LISTED
NYSE

EE 9038-3